Form 20-F
period 2017-12-31
Jinxuan Coking Coal Ltd
filed 2018-04-30
CIK 1715194

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 333-222784

JINXUAN COKING COAL LIMITED

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Xiangyang Guo, Chief Executive Officer

Jinxuan Coking Coal Limited

South Zhonghuan Street 529, C-12, rooms 1204 and 1205

Taiyuan, Shanxi, PRC

+ 86 – 351 – 7020402

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.001	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 13,333,334 Ordinary Shares, par value US$0.001 per share, as of April 25, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“we,” “us,” “our,” “Company,” or similar terms refer to Jinxuan Coking Coal Limited, a Cayman Islands company;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“BVI” British Virgin Islands;

•	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission;

•	“Exchange Act” refers to the Securities Exchange Act of 1934;

•	“fiscal year” are to the period from January 31 of each calendar year to December 31 of the following calendar year;

•	“Securities Act” refers to the Securities Act of 1933;

•	“GAAP” are to generally accepted accounting principles in the United States, or U.S. GAAP;

•	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002;

•	“OTC” are OTC Markets Group, Inc.;

•	“Shares” or “Ordinary Share” are our Ordinary Shares, par value $0.001 per share;

•	“IPO” or “Offering” are to the initial public offering by the Company of up to 1,000,000 Ordinary Shares, par value $0.001 per share, at $0.08 per share;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“Jacqueline HK” are to Jacqueline G.D International Limited, our wholly owned subsidiary incorporated in Hong Kong which holds 25% of Liulin Junhao’s equity interest;

•	“Junhao HK” are to Junhao Coking Coal International Holding Limited, our wholly owned subsidiary incorporated in Hong Kong which holds 75% of Liulin Junhao’s equity interest;

•	“Liulin Junhao” or “WFOE” are to Liulin Junhao Coal Trade Co. Ltd., a wholly owned PRC subsidiary of the Company; and

•	“Jinxuan BVI” are to Jinxuan JH Limited, a limited company formed in British Virgin Islands, our British Virgin Islands subsidiary.

GLOSSARY OF SELECTED MINING TERMS

Anthracite coal.    A hard natural coal containing few volatile hydrocarbons which burns slowly and gives intense heat almost without flame.

Ash.    Impurities consisting of silica, iron, alumina and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

Bituminous coal.    A common type of coal with moisture content less than 20% by weight. It is dense and black and often has well-defined bands of bright and dull material.

British thermal unit, or "Btu".    A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Coke.    A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful by-products.

Hard coking coal.    Hard coking coal is a type of metallurgical coal that is a necessary ingredient in the production of strong coke. It is evaluated based on the strength, yield and size distribution of coke produced from such coal which is dependent on rank and plastic properties of the coal. Hard coking coals trade at a premium to other coals due to their importance in producing strong coke and as they are a limited resource.

Industrial coal.    Coal generally used as a heat source in the production of lime, cement, or for other industrial uses and is not considered thermal coal or metallurgical coal.

Metallurgical coal.    The various grades of coal with suitable carbonization properties to make coke or be used as a pulverized injection ingredient for steel manufacture, including hard coking coal (see definition above), semi-soft coking coal (SSCC) and PCI coal (see definition below). Also known as "met" coal, its quality depends on four important criteria: (1) volatility, which affects coke yield; (2) the level of impurities including sulfur and ash, which affect coke quality; (3) composition, which affects coke strength; and (4) other basic characteristics that affect coke oven safety. Met coal typically has particularly high Btu characteristics but low ash and sulfur content.

Nitrogen oxide (NOx).    Produced as a gaseous by-product of coal combustion. It is a harmful pollutant that contributes to smog.

PCI Coal.    Coal used by steelmakers for pulverized coal injection (PCI) into blast furnaces to use in combination with the coke used to produce steel. The use of PCI allows a steel maker to reduce the amount of coke needed in the steel making process.

Preparation plant.    Preparation plants are usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to remove impurities and prepare it for use by a particular customer. The washing process has the added benefit of removing some of the coal's sulfur content.

Reserve.    That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Sulfur.    One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide is produced as a gaseous by-product of coal combustion.

Thermal coal.    Coal used by power plants and industrial steam boilers to produce electricity, steam or both. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

Tons.    A "short" or net ton is equal to 2,000 pounds. A "metric" ton is approximately 2,205 pounds; a "long" or British ton is equal to 2,240 pounds. Unless otherwise indicated, the metric ton is the unit of measure referred to in this document. The international standard for quoting price per ton is based in U.S. dollars per metric ton.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.7547 to US$1.00, the noon buying rate in effect on December 31, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the noon buying rate was RMB 6.2945 to US$1.00.

We are in the process of offering up to 1,000,000 Ordinary Shares at $0.08 per share pursuant to our IPO. We have not received any proceeds from the IPO as of the date of this annual report on Form 20-F.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the years ended December 31, 2017 and 2016, and balance sheet data as of December 31, 2017 and 2016, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

The selected consolidated statements of comprehensive income data for the year ended December 31, 2017 and 2016.

Selected Statements of Operations Information:

	For Year ended December 31,	For Year ended December 31,
	2017	2016
	US$	US$

Statements of Comprehensive Income Data:
Revenue	$179,757	$19,589,747
Cost of revenue	99,274	17,200,450
Gross profit	80,483	2,389,297
Selling expenses	104,730	1,121,950
Administrative expenses	722,291	260,715
Results from operating activities	(746,538)	1,006,632
Net other income	878	478
(Loss) profit before tax	(745,660)	1,007,110
Tax expenses	-	257,549
(Loss) profit for the year	(745,660)	749,561
Foreign currency translation gain (loss)	65,254	(80,262)
Comprehensive (loss) income for the year	(680,406)	669,299

Basic and dilutive (loss) earnings per share	(0.056)	0.056

Selected Balance Sheet Information:

	As of December 31, 2017	As of December 31, 2016
	US$	US$

Statements of Financial Position Data:
Cash and cash equivalents	4,116	55,798
Total assets	1,357,988	2,239,495
Total equity	746,426	1,426,832
Current liabilities	611,562	812,642
Total liabilities	611,562	812,642

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are received, and all of our expenses are paid, and denominated in RMB. Capital accounts of our condensed financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of the balance sheet date.  Income and expenditures are translated at the average exchange rate of the period.  RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The following table sets forth information concerning exchange rates between the RMB and the United States dollar for the periods indicated.

	Period Ended December 31, (1)	Average (2)
2015	6.4778	6.2869
2016	6.9430	6.6549
2017	6.7547	6.6423
2018 (through April 30, 2017)	6.3393	6.3478
January, 2017	6.8768	6.8907
February, 2017	6.8665	6.8694
March, 2017	6.8832	6.8940
April, 2017	6.8900	6.8876
May, 2017	6.8098	6.8843
June, 2017	6.7793	6.8066
July, 2017	6.7362	6.7718
August, 2017	6.5888	6.6670
September, 2017	6.6533	6.5690
October, 2017	6.6328	6.6264
November, 2017	6.6090	6.6200
December, 2017	6.5127	6.5942
January, 2018	6.3339	6.4364
February, 2018	6.3294	6.3162
March, 2018	6.2881	6.3220
April, 2018	6.3393	6.2975

(1)	The exchange rates reflect the noon buying rate in effect in New York City for cable transfers of RMB as released by the People’s Bank of China.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

Our limited operating history makes evaluating our business difficult.

Incepted in 2012, we started generating revenue in the year ended December 31, 2015. Thus, our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that we may not be able to:

• restore and maintain profitability;

• preserve our leading position in the market of high quality blended coking coal;

• acquire and retain customers;

• attract, train, motivate and retain qualified personnel;

• keep up with evolving industry standards and market developments;

• successfully implement our marketing and growth strategy;

• respond to competitive market conditions;

• maintain adequate control of our expenses;

• manage our relationships with our suppliers and customers; or

• protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred a net loss of $745,660 for the year ended December 31, 2017 as compared to net gain of $749,561 for the year ended December 31, 2016, as our sales in 2017 was limited due to significant impact to our access to raw coking coal supply in 2017 by coal production limitations imposed by various levels of the PRC governments and we incurred IPO related expenses in 2017. In 2015, we recorded a net loss of $12,993, as we began our operations in 2015. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

In addition, our net cash used in operations for the year ended December 31, 2017 was $875,222, net cash provided by operations for the year ended December 31, 2016 was $1,242,537, and net cash used in operations for the year ended December 31, 2017 was $18,648. The net cash used in operating activities for the year ended December 31, 2017 included $380,233 IPO related expenses and $104,743 for selling expenses. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. If we are unsuccessful at generating revenues through more sales of our blending coking coal products, we may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

Our consolidated financial statements for each of the three years ended December 31, 2017, 2016 and 2015 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

We are primarily a holding company and depend on distributions from our subsidiaries to meet our financial obligations.

Our company has an offshore holding structure commonly used by corporations seeking public offering in a foreign jurisdiction with operations in China. We own Liulin Junhao directly through Jinxuan BVI. Our operations are conducted exclusively through Liulin Junhao, in which we own 100% of the equity interest at the date of this annual report. The operations of Liulin Junhao are our sole source of revenues. We have no operations independent of those of Liulin Junhao. As a result, we are dependent upon the performance of Liulin Junhao and will be subject to the financial, business and other factors affecting such subsidiary as well as general economic and financial conditions. As substantially all of our operations are conducted through our subsidiary, we are dependent on the cash flow of our subsidiary to meet our obligations.

Because virtually all of our assets are held by Liulin Junhao, the claims of our shareholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of such subsidiary. In the event of a bankruptcy, liquidation or reorganization of the Company, our assets and those of our subsidiaries’ will be available to satisfy the claims of our shareholders only after all of Liulin Junhao’s liabilities and obligations have been paid in full.

Our future operating results have been and may continue to be affected by fluctuations in raw material prices. We may not be able to pass on cost increases to customers.

We are subject to short-term coking coal price volatility and have purchased and may continue to have to purchase raw coking coal at higher prices. Our operating profits may be negatively affected by fluctuations in the price of raw coking coal. In the past, we have been able to pass the cost increase of raw coking coal on to customers but may not be able to do so in the future. This may adversely affect our gross margins and profitability. Our sales agreements with customers generally contain provisions that permit the parties to adjust the contract price of the blended coking coal upward or downward at specified times or if market spot price of coking coal fluctuates significantly. However, in the event that raw materials we sourced for specific customers increased to such extent and we fail to agree on a price with our customer under these provisions or otherwise pass on cost increases to the customers, many agreements permit customers to terminate the contract or refuse to buy all of the quantities contracted for. Market prices for raw coking coal fluctuate in most regions in China. Additionally, high quality raw coking coal is critical to our maintaining operating efficiencies and delivering blended coking coal to our customers that meets their specifications. Since high quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as iron, steel and concrete. This may in turn lead to a fall in demand for our products.

If we are unable to successfully operate and manage our production operations, we may experience a decrease in revenues.

As we ramp up our production operations to accommodate our planned growth, we may encounter difficulties associated with increasing production scale, including shortages of qualified personnel to operate our equipment or manage manufacturing operations, as well as shortages of key raw materials for our products. In addition, we may also experience difficulties in producing sufficient quantities of products or in achieving desired product quality. If we are unable to successfully operate and manage our production operations to meet our needs, we may not be able to provide our customers with the quantity or quality of products they require in a timely manner. This could cause us to lose customers and result in reduced revenues.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

In addition to the proceeds of the IPO that we expect to receive, we may require additional cash resources in the future due to changed business conditions or other future developments. We cannot assure you that our revenues will be sufficient to meet our operational needs and capital requirements in the future. In the past, we have not encountered difficulties in obtaining financing. However, we cannot assure you that financing will be available in amounts or on terms acceptable to us. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategy.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Xiangyang Guo, our CEO, and Liqin Yang, our CFO, who are responsible for the development and implementation of our business plan. The loss of the services of Xiangyang Guo, our CEO, and Liqin Yang, our CFO, for any reason could significantly adversely impact our business and results of operations. Competition for senior management and in the coal industry in the PRC is intense and the pool of qualified candidates is limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

If the legality or validity of the lease of the collective-owned land use rights is challenged, there may be disruption to our operation and such disruption could have a material adverse effect on our results of operations.

Our operation is based in a location leased from a related party, Liulin Hongxing Coking Coal Trade Co., Ltd. (“Hongxing”), who has the collective-owned land use rights of a parcel of land (about 62,826 square meters) in Bandi Village from September 2003 to September 2023. According to the PRC Laws on Land Administration, the collective-owned land use right shall not be leased, conveyed, or rented for non-agricultural construction, except in the case of legal transfer of the land that conforms to the comprehensive land use plan and is carried out legally by enterprises as a result of bankruptcy or acquisition.

Under current PRC laws on Land Administration the collective-owned land use rights and our lease may be subject to disputes or challenges by the relevant governmental departments and could be deemed unenforceable.

If the legality or validity of our leases become subject to disputes or challenges, we may need to suspend at least part of our operation on the respective land areas. We may incur costs and losses if we are required to remove our operation and the requisite machinery. We could also lose our rights to use the land and our business, financial condition and results of operations could be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Properties and Facilities” for more information.

A significant portion of our revenue is concentrated on a few large customers, and we do not have long-term customer supply agreements with our key customers and rely upon our longstanding relationship with them.  If we lose one or more of our customers, our results of operations may be adversely and materially impacted.

For year ended December 31, 2017, we served two customers, Shanxi Jinquan Energy Co. Ltd and Liulin County Xin’an Yuanda Coking Coal Co. Ltd, consisting of 46% and 54% of our sales revenue, respectively. For the year ended December 31, 2016, 89.3% of our total sales were from four key customers, Shanxi Coking Coal Trade Co., Ltd., Hongxing, Shanxi Tianli Zhicheng Trading Co., Ltd and Shanxi Meijin Material Supply Co., Ltd. As a consequence, we may have large amounts of collectibles from these large customers. Additionally, all of our customers send us supply orders specifying the characteristics of blended coking coals that they require, and we supply them on an order-to-order basis without long-term supply agreements. If we lose one or more large customers like these, our sales revenue will decrease and our financial condition and results of operations may be materially adversely impacted.

We had sourced our raw materials primarily from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the year ended December 31, 2017, we did not source raw coking coal from our suppliers and relied upon our raw coking coal reserves. In 2016, we sourced 28% of our raw materials from one supplier, and 72% from a second supplier. In 2015, we sourced 100% of our raw materials from one supplier. If we lose one or more suppliers and are unable to swiftly engage new suppliers, our production operation may continue to be disrupted and/or suspended, and we may not be able to deliver finished products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers and we are actively identifying and discussing with supplier targets to merge and/or acquire, there is no guarantee that we will be able to locate appropriate new suppliers and/or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

The suppliers that we sourced from were not able to provide us with the raw materials quantities we needed due to the coking coal production restrictions in the PRC. If we do not find reliable suppliers able to source us the quantity of raw materials we need in times of production restriction, our results of operations may be adversely and materially impacted.

For the year ended December 31, 2017, we have experienced significant difficulties in securing the quantity of raw materials coking coal needed to meet our customers’ needs, primarily due to the coking coal production limitations imposed both at the PRC national level, which resulted in an approximately 4% reduction in January to May of 2017 compared to the same period in 2016, and particularly at the Shanxi provincial level. Because we are a comparatively smaller customer, the major suppliers we previously sourced from have prioritized supply for other larger customers. While we have quickly transitioned our strategy to establish relationship with other suppliers who can either prioritize our orders or have better access to raw materials in times of production restriction, we cannot guarantee we will not encounter this in the near future, in which case, our operations will be disrupted and our revenues significantly and adversely impacted.

Increases in transportation costs could make our operations less competitive and result in the loss of customers.

Coal producers and processors depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. We typically transport coal raw materials from our suppliers, and as such, increases in transportation costs will lead to less competitive pricing for our blended coking coal products. Additionally, since we arrange to transport our blended coking coal to our customers from our facilities to the point of use, any disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to customers and thus could adversely affect our results of operations. For example, the high volume of raw coal shipped from all Shanxi Province mines could create temporary congestion on the rail systems servicing that region. If transportation for our blended coking coal becomes unavailable or uneconomic for our customers, our ability to sell blended coking coal could suffer. Transportation costs can represent a significant portion of the total cost of blended coal. Since our customers typically pay that cost, it is a critical factor in a distant customer’s purchasing decision. If transportation costs from our facilities to the customer’s facilities are not competitive, the customer may elect to purchase from another company.

We may not be able to meet quality specifications required by our customers and as a result could incur economic penalties or cancelled agreements which would reduce our sales and profitability.

Most of our blended coking coal sales agreements contain provisions requiring us to deliver coking coal meeting quality thresholds for certain characteristics such as BTUs, sulfur content, ash content, volatility and ash fusion temperature. If we are not able to meet these specifications, because, for example, we are not able to source coal of the proper quality, we may incur economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts.

We do not have any registered patents or other intellectual property and we may not be able to maintain the confidentiality of our blending processes.

We have no patents covering our blending processes and we rely on the confidentiality of our blending processes in producing a competitive product. The confidentiality of our know-how may not be maintained and we may lose any meaningful competitive advantage which might arise through our proprietary processes.

Our insurance coverage may not be adequate. Any material loss to our properties or assets may have a material adverse effect on our financial condition and operations.

We and our subsidiaries and operating company are insured in amounts that may not adequately cover the risks of our business operations. As a result, any material loss or damage to our properties or other assets, or personal injuries arising from our business operations in excess of our insurance coverage may have a material adverse effect on our financial condition and operations.

Import of blended coking coal from other countries may continue to increase and may result in our obtaining lower prices for our products and/or reduced quantities in demand for our products.

Imported coking coal consisted of 11% and 8% of total coking coal consumption in the PRC in 2016 and 2017, respectively, and imported coking coal is increasingly used to bridge the supply and demand gap in the PRC market. Other than regulatory factors, the main obstacle in the slow growth of imported coking coal in the PRC is because the majority of coke making furnaces are configured to receive only coking coal with characteristics specific to the coking coal produced in the PRC, and re-configuration of the furnaces for them to receive imported coking coal is currently high. If more furnaces undergo re-configuration and new furnaces are put in use, imported coking coal may increasingly make up the coking coal consumption in the PRC. More inflow of imported coking coal may result in lower prices for our products and/or reduced quantities in demand for our products.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing of our registration statement and prospectus, we were not subject to these rules. As a result, we do not have in place effective disclosure controls and procedures or internal controls over financial reporting.  See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise funds in a debt or equity financing.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See “Item 4.Information on the Company—A. History and Development of the Company— Emerging Growth Company Status.”

Substantial declines in coking coal prices may reduce our revenues, and sustained prices at those levels or lower levels may further reduce our revenues and adversely affect our operating results, cash flows, financial condition, and stock price.

Our results of operations are substantially dependent upon the prices we receive for our coking coal. The price for coking coal in the PRC market fluctuates significantly, ranging from RMB510 (approximately $75.22) to RMB1,177 (approximately $173.61) per ton in the years of 2015 and 2016. The price for coking coal in the PRC market ranged from RMB928 (approximately $137.39) to RMB1,528 (approximately $226.21) per ton in the year of 2017. Those prices depend upon factors beyond our control (some of which are described in more detail in other risk factors below), including:

•	the demand for domestic and foreign coking coal, which depends significantly on the demand for steel;

•	the price restriction and/or production restriction for the coal industry and/or the steel industry;

•	the price and availability of natural gas and other alternative fuels;

•	competition from other suppliers of coking coal;

•	the regulatory and tax environment for our industry and those of our customers; and

•	the proximity to and availability, reliability and cost of transportation facilities.

Fluctuating coking coal prices in the PRC may impose significant challenges for us to adjust our operation and production to meet the demands of our customers and ensure our access to raw materials, and may materially adversely affect our operating results and cash flows.

Lower demand for coking coal by PRC steel producers would reduce our revenues and could further reduce the price of our coking coal.

We produce coking coal that is used by PRC coke manufacturers to supply to the PRC steel industries. Any deterioration in conditions in the PRC steel industry, including the demand for steel and the continued financial viability of the industry, would reduce the demand for our coking coal. In addition, foreign steel industry increasingly relies on processes to make steel that do not use coke, such as electric arc furnaces or pulverized coal processes. If this trend becomes more popular in the PRC, the amount of coking coal that we sell and the prices that we receive for it may decrease, thereby reducing our revenues and adversely impacting our earnings.

Competition within the coal industry may adversely affect our ability to sell coking coal, and excess production capacity in the industry could put downward pressure on coal prices.

We compete with numerous other coking coal producers in various regions of the PRC and to a lesser extent, coking coal producers from other countries. See “Item 4. Information on the Company—B. Business Overview—Competition” for more information relating to the competitive landscape of the industry in which we compete. This competition affects the prices we are able to sell our products, and our ability to retain or attract customers. In addition, if the currencies of our foreign competitors decline against the RMB, those competitors may be able to offer lower prices to our customers than we can.

In the past, high demand for coal and attractive pricing brought new investors to the coal industry, leading to the development of new mines and added production capacity. Subsequent overcapacity in the industry has contributed, and may continue to contribute, to lower coal prices. In addition, lower coal prices set by our competitors may also put downward pressure on coal prices.

Our ability to collect payments from our customers could be impaired if their creditworthiness and financial health deteriorates.

Our ability to receive payment for coking coal sold and delivered depends on the continued creditworthiness and financial health of our customers. Competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default.

Our industry is heavily regulated and we may not be able to remain in compliance with all such regulations and we may be required to incur substantial costs in complying with such regulation.

We are subject to extensive regulation by China’s national, provincial, county and local authorities in jurisdictions in which our products are manufactured or sold, regarding the manufacturing, storage, and distribution of our product, such as the environment protection laws, the tax laws and the labor contract laws. See “Item 4. Information on the Company – B. Business Overview—Regulations.”

We may not be able to comply with current laws and regulations, or any future laws and regulations. To the extent that new regulations are adopted, we will be required to adjust our activities in order to comply with such regulations. We may be required to incur substantial costs in order to comply. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material and adverse effect on our business, operations and finances. Changes in applicable laws and regulations may also have a negative impact on our sales.

New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us and our customers to change operations significantly or incur increased costs.

Our business operation may be materially and negatively affected by economic policy involving the coal industry promulgated by the Shanxi provincial government.

Due to various circumstances in the coal industry, such as over-extraction, inappropriate extraction and persistent safety issues experienced by smaller mining operations in Shanxi Province, the Shanxi provincial government has vowed to recoup and is in the process of recouping the Shanxi coal industry with prerogatives of restricting coal output and closing down smaller mining operations in mass. Shanxi provincial authorities have promulgated various guidance and policies that limit the total quantity of coal mined by coal mining companies in Shanxi, and output requirement for mining companies in Shanxi which have resulted in industry consolidation and closing of smaller mines, and in turn a lower total quantity of coal output. While there are uncertainties as to the specific effect of such policies, restricting coal output may limit our access to raw materials needed in our production process, and we may not be able to deliver the amount of coking coal under existing sales orders or at a price acceptable to the customers. If the remaining larger coal mines who survive the industry consolidation in Shanxi decide to use its bargaining power, this may increase the prices we are able to negotiate for such raw materials, this may negatively impact our access to raw materials, and in turn our results of operations.

Terrorist attacks or military conflict could result in disruption of our business.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks, rumors or threats of war, actual conflicts involving China or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of our products to our customers, decreased sales of coal and extensions of time for payment of accounts receivable from customers. Strategic targets such as energy-related assets may be at greater risk of terrorist attacks than other targets. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. Any, or a combination, of these occurrences could have a material adverse effect on Liulin Junhao’s business, financial condition and results of operations.

Risks Relating to Doing Business in the PRC

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. We cannot assure you that the PRC government will pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

We may not be able to distribute our assets upon liquidation and dividend payment will be subject to restrictions under Chinese foreign exchange rule.

Our assets are located inside China. Under the laws governing foreign investment enterprises in China, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules. Any dividend payment will be subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to both the relevant government agency’s approval and supervision as well as the foreign exchange control. This may generate additional risk for our investors in case of liquidation.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. As an offshore holding company of our PRC subsidiary, the majority of our net revenues are received in RMB. Similarly, as our operation is primarily based in the PRC and our suppliers are primarily based in Shanxi Province presently, most of our future payments are also likely to continue to be in the form of RMB. As such, we believe restrictions on the transfer of cash into and out of China, as well as on the exchange of currency will not materially impede our ability to use cash in our operations. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the repayment of loans denominated in foreign currencies. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the overseas investment registrations by the beneficial owners of our company who are PRC residents.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Ordinary Shares.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Bingshan Guo, Xiangyang Guo, Yonghong Che, Haigang Yan, and Ji Li, who are our beneficial owners and are PRC residents, have initiated the application for the initial foreign exchange registrations. However, as the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on Liulin Junhao’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the Liulin Junhao.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, we may receive requests from certain U.S. agencies to investigate or inspect our operations, or to otherwise provide information. While we will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, under current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or disallowed, and therefore be difficult to facilitate.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on our business operations.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The ownership of our Ordinary Shares is concentrated among a small number of shareholders, and if our principal shareholders, director and officers choose to act together, they may be able to significantly influence management and operations, which may prevent us from taking actions that may be favorable to you.

Our ownership is concentrated among a small number of shareholders, including our founder, director, officers and entities related to these persons. Accordingly, these shareholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of the Company or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

The requirements of being a public company may strain our resources and divert management’s attention.

Compliance with the Exchange Act and the Sarbanes-Oxley Act and other applicable securities rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. In addition, complying with public company disclosure rules makes our business more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

Our Ordinary Shares are considered a “penny stock” which is subject to restrictions on marketability, so you may not be able to sell your shares.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our Ordinary Shares is currently less than $5.00 per share and therefore is designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose some information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell the Ordinary Shares and may affect the ability of investors to sell their shares. These regulations may likely have the effect of limiting the trading activity of the Company’s Ordinary Shares and reducing the liquidity of an investment in its Ordinary Shares. In addition, investors may find it difficult to obtain accurate quotations of the Ordinary Shares and may experience a lack of buyers to purchase our Company’s stock or a lack of market makers to support the stock price.

If our Ordinary Shares becomes tradable in the secondary market, we will be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our Ordinary Shares, which in all likelihood would make it difficult for our shareholders to sell their shares.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after the consummation of our initial public offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 13,333,334 Ordinary Shares are outstanding before the consummation of our initial public offering and 14,333,334 Ordinary Shares will be outstanding immediately after the consummation of our initial public offering if the total offering amount is raised. The Ordinary Shares outstanding after our initial public offering will be available for sale upon the expiration of the lock-up period ending 180 days after the commencement of sales of our initial public offering, subject to certain restrictions. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

Our shareholders may face significant restrictions on the resale of our securities due to state “Blue Sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (i) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker must be registered in that state.

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as the market-makers for our Ordinary Shares. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our Ordinary Shares to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and NYSE AMEX Equities exchanges and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions, we have not yet adopted these measures.

We do not currently have independent audit or compensation committees. As a result, the board of directors has the ability, among other things, to determine their own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

If the price of our Ordinary Shares is volatile once our Ordinary Shares commence trading on the OTC market, purchasers of Ordinary Shares could incur substantial losses.

The price of our Ordinary Shares is likely to be volatile, once our Ordinary Shares commence trading on the OTC market. As a result of this volatility, investors may not be able to sell their shares of Ordinary Shares at or above the initial public offering price. The price for our Ordinary Shares may be influenced by many factors, including general economic, industry and market conditions.

A decline in the market price of our Ordinary Shares could cause investors to lose some or all of their investment and may adversely impact our ability to attract and retain employees and raise additional capital. In addition, shareholders may initiate securities class action lawsuits if the market price of our shares drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and of Ordinary Shares. We do not control analysts or the content and opinions included in their reports. The price of our Ordinary Shares could decline if one or more equity research analysts downgrade our Ordinary Shares or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We do not intend to pay cash dividends on our Ordinary Shares in the foreseeable future.

We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the right of holders of our Ordinary Shares to receive dividends declared by our board of directors may be restricted to the extent we issue preferred shares with dividend rights superior to those of our Ordinary Shares.

Shares of the Company’s Ordinary Shares represent equity interests and are subordinate to existing and future indebtedness.

Our Ordinary Shares represent equity interests in our Company and, as such, rank junior to any indebtedness of our Company now existing or created in the future, as well as to the rights of any preferred shares that may be issued in the future. In the future, we may incur substantial amounts of debt and other obligations that will rank senior to our Ordinary Shares or to which our Ordinary Shares will be structurally subordinated.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we arenot be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we are currently qualified as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

 Anti-takeover provisions in our amended and restated memorandum of association and articles of association may discourage, delay or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Shares unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and at least fourteen clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or

•	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands on February 24, 2017. Our PRC operating company, Liulin Junhao Coal Trade Co. Ltd. (“Liulin Junhao”) was incorporated as a PRC entity pursuant to PRC law on October 16, 2012. Pursuant to PRC laws, each entity formed under PRC law shall have a certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, Liulin Junhao’s business scope is to engage in trading of coking coal, its main operation.

We were incorporated by our controlling shareholder Mr. Xiangyang Guo. We directly hold 100% equity interests of Jinxuan JH Limited, a limited company formed in British Virgin Islands. Jinxuan JH Limited holds 100% equity interests of each of Jacqueline G.D International Limited (“Jacqueline HK”) and Junhao Coking Coal International Holding Limited (“Junhao International”). Jacqueline HK holds a 25% equity interest in Liulin Junhao, and Junhao International holds a 75% equity interest in Liulin Junhao. Neither Jacqueline HK nor Junhao International has any business operation other than being a pass-through entity and holding respectively, the 25% and 75% equity interests in Liulin Junhao.

On December 31, 2016, Mr. Xiangyang Guo acquired 72% equity interest in Liulin Junhao and became its controlling shareholder. Between June 19, 2017 and August 5, 2017, we acquired 100% of the equity interests of Liulin Junhao, through a series of transactions with the then shareholders of Liulin Junhao, including Mr. Xiangyang Guo. More specifically, on June 19, 2017, Junhao International acquired the 75% equity interest of Liulin Junhao, and Merit Sky Holding Limited, a Hong Kong limited company then controlled by Mr. Bingshan Guo, acquired the 25% equity interest of Liulin Junhao (which was subsequently transferred to Jacqueline HK on July 16, 2017).

As such, our controlling shareholder Mr. Xiangyang Guo has had a controlling ownership interest in Liulin Junhao since January 1, 2017. In order to help our investors understand our de facto historical financial conditions and business operations, the financial statements of Liulin Junhao, our operating entity, for the fiscal years ended December 31, 2016 and 2017 are included in this annual report.

Our principal executive offices are located at South Zhonghuan Street 529, C-12, rooms 1204 and 1205, Taiyuan, Shanxi, PRC, and our phone number is + 86–351–7020402. We maintain a corporate website at http://www.bestjxjm.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this annual report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

B. Business Overview

Through Liulin Junhao, our operating company, we are a Shanxi Province-based manufacturer and supplier of blended coking coal, also known as metallurgical coke, that is primarily used to produce coke. Coke produced by coking facilities is used mainly in the steel-making process by steel mills. Liulin Junhao is not a coal mining operation and it does not own any coal mines. We started generating revenue in the year ended December 31, 2015, when we generated revenue of $20,270 acting as an agent for coking coal trade for a related third party, Shanxi Yidayang Coal Transportation Co. Ltd. Our coking coal production operation started generating revenue in the year ended December 31, 2016, with $19,589,747 and 100% of our revenue derived from blended coking coal. For the year ended December 31, 2017, revenue from blended coking coal was $79,946 and 44% of our revenue, and revenue from agent fee from third parties was $99,811 and 56% of our revenue. With respect to our agent fee from third parties, we acted as an agent for coking coal trade for third parties in the year ended December 31, 2017, but as we strive to secure raw coking coal supplies, we expect our operation to generate a majority of our revenue through manufacturing and sales of blended coking coal in the year ended December 31, 2018.

Our primary raw materials are various grades of coking coal which we typically source from our suppliers, usually coal washing or cleaning plants. Our facility is located in Liulin County, Shanxi Province, an area known as China’s “King of Coal,” known for its high quality raw coking coal. Currently, suppliers that we have working relationship with are primarily based in Shanxi Province, China, at close proximity to our facility.

Our products are batches of blended coking coal of a uniform mix that conform to our customers’ specifications. This is achieved by our proprietary electric coking coal blender that blends and manufactures coking coal raw materials of various grades and characteristics into the specified uniform mix. Our customers are primarily coke making companies and coking coal resellers. Our customers are all based in the PRC and currently mainly in Shanxi Province.

Our revenue is primarily generated through sales of our blended coking coal based upon customer specifications. For the year ended December 31, 2017 and 2016, we generated revenue of $179,757 and $19,589,747 in the aggregate, respectively, with $99,811 and $nil generated from agent fee from third parties, Shanxi Jinquan Energy Co. Ltd. For the year ended December 31, 2017 and 2016, we produced and sold a total of 806.35 and 221,303.47 tons of coking coal, respectively. Our net loss for the year ended December 31, 2017 was $745,660 and net gain for the year ended December 31, 2016 was $749,561, respectively. We incurred losses from our operations of $746,538 in the year ended December 31, 2017 and income from our operations of $1,006,632 in the year ended December 31, 2016. In the years ended 2017 and 2016, 100% of our raw materials, various grades of coking coal, were from suppliers based in Shanxi Province, the PRC. For the year ended December 31, 2017, our revenue from agent fee from third parties was $99,811 and 56% of our revenue, resulted from a significant decline in our sales of blended coking coal reflecting the wider coking coal supply and demand disequilibrium. See more detailed information in “Item 5. Operating and Financial Review and Prospects – D. Trend Information” in this annual report.

Our revenue in the year ended December 31, 2017 experienced decline mainly due to the coking coal production restrictions imposed at both the PRC national level and the Shanxi provincial level, which reduced the supply of coking coal raw materials in the PRC market by 4% in the first five months of 20171. As such, while our facility was able to operate at its full capacity, we had challenges securing the quantity of coking coke raw materials needed to fulfill our customer orders, and have primarily relied upon our coking coal reserve for the production in the year ended December 31, 2017. In response to the new challenge in the supply of coking coal, we have carried out our new strategy of establishing relationship with new suppliers, and identifying supplier targets to merge with and/or acquire. As we strive to secure raw coking coal supplies, we expect our operation to generate a majority of our revenue through manufacturing and sales of blended coking coal in the year ended December 31, 2018.

Marketing, Sales and Customer Contracts

We maintain our marketing and sales forces in-house in our corporate office with 10 employees, we also maintain trading, transportation and distribution, quality control and contract administration personnel as well as revenue management. We focus on meeting the needs and specifications of our customers rather than just focusing on generating more revenue. As such, our marketing efforts are centered on customer needs and requirements. By offering coking coal in grades of specific qualities of heat content, sulfur and ash, and other characteristics relevant to our customers, we are able to serve a diverse customer base.

We serve a limited number of customers and our top customers are a few coking coal resale companies and coke producing companies, including Shanxi Coking Coal Trade Co., Ltd., Hongxing, and Shanxi Tianli Zhicheng Trading Co., Ltd., consisting of 48%, 15%, 13% of our sales revenue in 2016, respectively. For the year ended December 31, 2017, we served two customers, Shanxi Jinquan Energy Co. Ltd and Liulin County Xin’an Yuanda Coking Coal Co. Ltd, consisting of 56% and 44% of our sales revenue, respectively. We usually supply our customers a certain quantity of blended coking coal, during a three-month term, for a fixed price, pursuant to a form of sales order entered into in the ordinary course of business. When market volatility is significant, we will supply our blended coking coal on an adjusted price agreed by our customers. In the event we cannot agree on an adjusted price with our customer, the spot price of coking coal of Dalian Futures Exchange will be used. Customer orders also typically contain provisions requiring us to deliver blended coking coal that meets quality thresholds for certain characteristics such as BTUs, sulfur content, ash content, volatility and ash fusion temperature. We believe we are not dependent upon these customers and will be able to find new customers swiftly on commercially reasonable terms, due to the following.   First, with Shanxi being the largest coke producing province in the PRC market, our location’s proximity to other coking coal resellers and coke producing companies enable us to better access the market, build customer relationships, and swiftly transport and supply the blended coking coal needed by our customers. Second, our raw materials can easily be used to meet the specifications of new customers by utilizing our proprietary blending technology.

Competition

Virtually all of our blended coking coal sales are in the PRC market. Our major competitors are PRC-based companies that sell or provide blended coking coal to coke manufacturing facilities. We primarily compete with Shanxi Coking Coal Group Co., Ltd. and Shanxi Lasen Energy Co., Ltd., both of which are located in Shanxi Province. Some of our competitors are coke manufacturing companies with coking coal blending operations, such as Shanxi Coking Coal Group, who are much larger than us in operation and sales revenue, have greater financial capabilities and longer operating history. The principal factors on which we compete are coal prices, coal quality and characteristics, transportation costs, customer relationships and the reliability of supply. The demand for our coking coal is significantly dependent on the general economy in the PRC and the PRC domestic demand for steel.

Suppliers

The primary supply used in our business is raw coking coal. For the year ended December 31, 2017, we did not source raw coking coal from our suppliers and relied upon our raw coking coal reserves. In 2015 and 2016, we have relied on two primary raw material suppliers, Xinfei, and Hongxing to provide raw materials that meet our specific specifications in grades such as water, ash, sulfar, volatility, and others. Hongxing was a related party of Liulin Junhao from March 1, 2015 to December 21, 2016, during which Beijing Jinxuan Investment Co., Ltd. (“Beijing Jinxuan”) was the 100% owner of Liulin Junhao and Feiyue Mao was the beneficial owner of Beijing Jinxuan and in turn of Liulin Junhao. During the same period and currently, Feiyue Mao was and is a general manager and legal representative of Hongxing. Xinfei primarily supplies low and medium-low sulfur coking coal, and 72% of our raw material cost is paid to Xinfei. Hongxing primarily supplies high sulfur coking coal and 28% of our raw material cost is paid to Hongxing. The terms of our supply orders with Hongxing were similar to those we typically have with other third parties. We are located in Shanxi Province, a region with many alternative suppliers who have access to various coal mining fields in Shanxi, a region with relatively abundant coal reserves. While we believe that we are able to establish relationship with alternative suppliers on commercially reasonable terms in a relatively short period of time, due to the impact of production restrictions imposed at both the PRC national level and the Shanxi provincial level in 2017, and our primary suppliers’ response by prioritizing supply orders to their bigger customers, we experienced difficulty in meeting the demand for coking coal of our customers in 2017, even though our facility was able to operate at capacity.

1http://www.meitanjianghu.com/Newsc/newsDetailView?userId=&newsId=5fdaf83f-0b46-4f11-adfb-e08220e3d007&isShare=1

In response to the new challenge in the supply of coking coal, we have carried out our new strategy of establishing relationship with a larger number of new suppliers, and are more actively identifying supplier targets to merge with and/or acquire. As of the date of this annual report, we have not entered into supply agreements or supply orders with new suppliers. Our ideal targets are suppliers with a minimum annual supply capacity of 1 million ton. While we are actively identifying and discussing with supplier targets to merge and/or acquire, there is no guarantee that we will be able to locate appropriate targets in our desired timeline. As of the date of this annual report, no acquisition or merger agreements have been entered into.

We enter into supply orders in the ordinary course of business with our suppliers, pursuant to a form of supply order typically for a term of three to six months. Pursuant to our supply orders, our supplier will provide us with a certain quantity of coking coal raw materials of specified characteristics, for a fixed price. While the fixed price of short term orders does not entirely protect us against volatility in raw material prices, typically we have been able to and believe we will continue be able to transfer the volatility in raw material prices to our customers by renegotiating the prices of our finished products, or using the Dalian Futures Exchange’s spot price for coking coal.

Our Strategies

Our long-term object is to establish our company as the regional leader in the coking coal industry while continuing to expand our supplier and customer base. Our key strategies to achieve this objective are described below:

•	In 2018, we plan to expand our customer base in Shanxi Province. We also plan to significantly expand our supplier relationships in Shanxi province and beyond. We also plan to acquire suppliers of quality coking coal raw materials, such as coal washing plants, to ensure our access to high quality raw materials. Our ideal targets are suppliers with a minimum annual supply capacity of 1 million ton. While we are actively identifying and discussing with supplier targets to merge and/or acquire, there is no guarantee that we will be able to locate appropriate targets in our desired timeline. As of the date of this annual report, no acquisition or merger agreements have been entered into.

•	Between years of 2019 and 2020, we plan to expand our customer base to the nearby provinces of Hebei and Shandong. We also plan to acquire additional suppliers as well as coal washing plants that have existing coke plants customers to expand both our suppliers and customer base.

•	Between years of 2021 and 2022, we plan to continue to grow our company, and collaborate with regional futures exchange to establish a one-stop industry park that encompasses production, trade, logistics and financing in the coking coal industry. We also plan to establish a coking coal e-commerce platform that allows participants in the coking coal industry to engage in online commerce, financing and investment of coking coal derivative products.

Types of Coal and Coking Coal Characteristics

Physical and chemical characteristics of coal are very important in measuring quality and determining the best end use of particular coal types. Coal is generally classified as either coking coal or thermal coal (also known as steam and industrial coal). Sulfur, ash and moisture content as well as coking characteristics are key attributes in grading metallurgical coal while heat value, ash and sulfur content are important variables in rating thermal coal.

We currently manufacture, market and transport blended coking coal with specific characteristics that meet the specifications of each of our customers, by blending coking coals with the various grades in characteristics, such as heat value, sulfur content, ash and moisture content, strength and volatility.

Coking coal is classified into three major categories of hard coking coal ("HCC"), semi-soft coking coal, and pulverized coal injection coal ("PCI"). PCI coal is not used in coke making but is rather injected directly into the lower region of blast furnaces to supply both energy and carbon for iron reduction. The use of PCI can be a substitute for some of the metallurgical coke that would otherwise have been used.

Thermal and industrial coal is the most abundant form of coal and is commonly referred to as steam coal. Such coal has a relatively high heat value and has long been used for steam generation in electric power and industrial boiler plants.

Anthracite coal is commonly used as a reduction agent for various applications such as briquetting, charcoal and iron ore pellets. Anthracite coal is a crossover coal and has been successfully used in the PCI coal market.

Coking coal is high-grade bituminous coal used to produce coke. Specifically, coking coal is a carbon material resulting from the manufactured purification of multifarious blends of bituminous coal.

Coking coal is primarily used to produce coke, which is primarily utilized in the production of steel by steel mills. 1.4 to 1.6 ton of coking coal is needed to manufacture 1 ton of coke. Specifically, coke is a solid carbonaceous residue derived from coking coal from which the volatile constituents are driven off by baking in an oven without oxygen at high temperatures. Coke is produced by heating particulate coals of very specific properties in a refractory oven in the absence of oxygen to about 1,100 °C (2000 °F) or as high as 2,000 °C. As temperature increases inside the coal mass, it melts or becomes plastic, fusing together as devolatilization occurs, and ultimately resolidifies and condenses into particles large enough for blast furnace use. During this process, much of the hydrogen, oxygen, nitrogen, and sulfur are released as volatile by-products, leaving behind a poorly crystalline and porous carbon product. The quality and properties of the resulting coke is inherited from the selected coals, as well as how they are handled and carbonized in coke plant operations. In terms of coal properties, coke quality is largely influenced by coal rank, composition (reactive and inert macerals and minerals), and an inherent ability when heated to soften, become plastic, and resolidify into a coherent mass.

Bituminous coal must meet a set of criteria for use as coking coal as determined by particular coal assay techniques. These include moisture content, ash content, sulfur content, volatile content, tar and plasticity. The greater the volatile matter in coal, the more by-products can be produced. It is generally considered that levels of 26% to 29% percent of volatile matter in the coal blend are good for coking purposes. Thus different types of coal are proportionally blended to reach acceptable levels of volatility before the coking process begins.

PRC Coking Coal Resources and Reserves

Even though coal is generally an abundant resource in the PRC, coking coal reserves are much smaller.

The identified coal reserves in the PRC consist of a majority of gas coal (1/3 of which is coking coal), while coking coal and fat coal constitute 23% and 13% of the coal reserves in China, respectively. China’s identified coking coal reserves amounts to 280,360 million tons, constituting 13% of the world’s coking coal reserves. Approximately 80% of coking coal resources in the PRC considered easy to mine, i.e. buried within 1 km underground, are located in Shanxi Province and Guizhou Province. Shanxi Province has identified 169.46 billion tons of coking coal in their reserves, accounting for 56% of the national coking coal reserves; 33.16 billion tons of which are obtainable, accounting for 51.3% of all obtainable coking coal in the country. The coking coal identified as well as obtainable in Shanxi Province's ranks first in the PRC. The provinces ranked second, third, fourth, and fifth in identified coking coal reserves are Anhui Province with 23.62 billion tons, Shandong Province with 17.27 billion tons, Guizhou Province with 9.96 billion tons, and Heilongjiang Province with 9.82 billion tons.

Coking coal, especially high-quality coking coal is an important material for steel production. However, coking coal, especially high-quality coking coal has become a scarce resource in the PRC due to inappropriate mining or extraction where exhaustive mining has continued for quite some time, and high-quality coals were extracted and utilized as low-quality coals. Because of the scarcity of the coking coal resource, high quality coking coal sometimes need to be imported from other countries. Australia is China’s largest coking coal import supplier, accounting for 11% of annual coking coal consumption in the PRC market.

Liulin Coal

The qualities of extracted coking coal in the PRC vary significantly from region to region, and from mine to mine. Coking coal with less than 1 percent sulfur content is generally considered high-quality coking coal, and the coal reserve in the PRC has a limited quantity of identified high-quality coking coal, especially outside of the Shanxi Province. Coking coal extracted from the Shanxi Liulin region is generally high-quality coking coal with low ash and sulfur content, while the No.4 Coking Coal of Central Hedong Coalfield, in the Shanxi Liulin region, is a rare type of high quality coking coal. Our raw materials are mainly sourced from Shanxi Liuliu mines, and from time to time we source coking coal from No.4 Coking Coal of Central Hedong Coalfield.

We generally source coking coal raw materials with less than 1 percent sulfur content, and we are able to consistently produce blended coking coal with an approximately 0.8% sulfur content. According to the coal quality classification of People’s Republic of China, a sulfur content of 0.71-0.95% is classified as medium-lower-sulfur coal.

Coking Coke Blending Process

Blended coking coal is primarily used in coke making (for steel making blast furnaces) and electric power generation. We are a manufacturer of blended coking coal that is primarily used for coke making.

After coal is extracted from coal mines, the coal may be processed by a coal washing facility or coal preparation facility where coal is refined or cleaned of impurities. Coal preparation or washing plants are designed to control clean coal quality to meet contract quality specifications and normally focus on ash, sulphur, calorific value, size and moisture contents of the clean coal. The coking quality of clean metallurgical coal is evaluated, but generally only limited attempts are made to influence it by changing operating conditions in the plant. 100% of the coking coal raw materials that we source are washed or prepared.

Washed or unwashed coking coal is then blended to produce coking coal of certain characteristics and grades suitable for coke making. Bituminous class coals of high volatile A, medium volatile, and low volatile rank possess the necessary properties, but not all produce a coke of desirable quality and some even may be detrimental to coke ovens. To compensate for the lack of individual coking coals with all the necessary properties, typically, blends of anywhere from 2 to 20 different coking coals are used in today's coke making operations. These coking coal blends must be managed to optimize coke quality and reduce the cost of raw materials. Individual coals and coal blends need to have the proper proportions of reactive and inert components, must have a relatively low concentration of alkalis-containing minerals, low ash and sulfur yields and be sufficiently thermoplastic to bind all of the components together. At the same time they must provide a level of contraction that will allow the coke mass to be easily removed from a coke oven.

Coking coal blending is the process of mixing coking coal to achieve quality attributes that are desirable for the coal’s intended application, such as steam generation and coking. Bituminous coal must meet a set of criteria for use as coking coal, determined by particular coal assay techniques. These include moisture content, ash content, sulfur content, volatile content, tar, and plasticity. Blending coking coal is targeted at producing a coke of appropriate strength (generally measured by coke strength after reaction), while losing an appropriate amount of mass. As such, different blended coking coal of various characteristics is needed for use in the coke producing process. Other blending considerations include ensuring the coke doesn't swell too much during production and destroy the coke oven through excessive wall pressures.

Steel production is highly dependent on high quality coking coal feedstock. Steel is a key component of manufacturing activities and more generally, economic development. Based on information from Sina Finance, askci.com, and gold678.com2, China’s steel consumption totaled 1,046 million ton in 2014, 672 million ton in 2015, 800 million ton in 2016, or 67.48%, 44.8%, and 52.5% of total global steel consumption, respectively. We expect that China’s growing appetite for steel production to continue for the next few years. While China’s demand for steel grows, the central government and other local governments have taken steps to modernize the coal, coking and steel making industries. Starting from 2011, the Shanxi provincial government is not approving new minds that produce less than 30 million ton output per year, are closing mines that produce less than 30 million ton output per year and are consolidating existing mines into larger mines with outputs between 300,000 and 900,000 ton, in an effort to streamline coal mining and processing facilities around fewer and larger operations for safety and environmental reasons, as well as industry economies of scale.

We have developed a proprietary machine, an electric coal-blending machine that can blend raw coal from different sources and of different grades, to produce coking coals that meet each of the clients’ specifications including moisture content, ash content, sulfur content, volatile content, tar, and plasticity. Our software applications first calculate the characteristics such as sulfur level and ash level and ratio of coking coal raw materials, through various software model calibrations. Our electric coal-blending machine then blends the coking coal based upon the specification results.

Our automatic coal blending process consists of the following: our coal machine first weighs the raw coal and then transports the coal through a conveyor belt to a screening system, which places different kinds of raw coal into their respective coal storage tanks. Through the adjustment of the coal feeder’s gate, the output size of the raw coal is controlled. After the screening process, the sorted coal is then sent to the coal blender and passes through the helical blade mounted on a pair of diametrically opposed biaxials, which ensures the exercise of all three dimensions of the material—radial, toroidal, and axial. During the blending process, the coal is continuously mixed multiple times to achieve a uniform mix in a short period of time. The end products will then be transported through the overhead conveyor belt to be stored or shipped, as the case may be.

2http://finance.sina.com.cn/roll/2016-06-07/doc-ifxsuypf5138615.shtml, dated June 7, 2016; http://finance.sina.com.cn/money/future/indu/2017-06-01/doc-ifyfuvpm6997013.shtml dated June 1, 2017; http://www.askci.com/news/chanye/2015/02/05/21010tar8.shtml dated February 5, 2015; http://www.gold678.com/C/20170306/201703061053332175.html dated March 6, 2017.

Our access to high quality coking coal raw materials and our proprietary blending technology have enabled us to produce blended coking coal that has consistently met the quality expectation and specifications of our customers.

Pricing and Backlog

To date, we price our blended coking coal on an order-to-order basis, based on Dalian Futures Exchange’s coking coal spot price, adjusted for both the qualities and characteristics of coking coal raw materials used for each order, and the qualities and characteristics of blended coking coal products. We sell our blended coking coal primarily to coke making facilities and coking coal resellers on an as-needed basis. Due to the variability and fluctuation of the PRC market price of coking coal, we enter into fixed term and fixed price sales orders that allow price adjustment. Our sale contracts are usually for a period of three months and we typically do not have long-term sales contracts, but we intend to maintain close business relationships with our major customers. Our sales orders with customers generally contain provisions that permit the parties to adjust the contract price of the blended coking coal upward or downward with the fluctuation of PRC market prices of raw coking coal, represented by the coking coal spot price of Dalian Futures Exchange. For example, we may adjust these contract prices because of increases or decreases in the price of raw coal from our suppliers, general inflation or deflation, or changes in the cost of producing blended coking coal caused by such things as changes in taxes, fees, royalties or the laws regulating the mining, production, sale or use of coal. However, if we fail to agree on an adjusted price with our customers under these provisions, the sales orders shall be executed at the PRC market price represented by coking coal spot price of Dalian Futures Exchange. In China, the purchase price of coking coal fluctuated greatly between RMB 949 (approximately $138.3) per ton and RMB1,361.5 (approximately $206.2) per ton, in the period from January 2017 to December 2017, with a generally increasing trend. The purchase price of coking coal fluctuated greatly between RMB 510 (approximately $75.22) per ton and RMB1,177 (approximately $173.61) per ton, in the period from January 2015 to December 2016, with a generally increasing trend. Top quality raw coking coal is critical for us to maintain our operating efficiencies and deliver blended coking coal to our customers which meets their specifications. Since top quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as pig iron, steel and concrete. This may in turn lead to a fall in demand for our products.

We generally have not employed forward contracts or other financial instruments to hedge commodity price risk.

Our annual operating capacity for manufacturing and blending coking coal is 1 million tons. We are currently 5% at capacity. We intend to gradually increase our operating output to reach our capacity, before investing in new equipment to expand our operating capacity.

Inflation

Inflation has not had a material effect on our business because our supply orders and sales orders are both based in RMB, and we do not anticipate that inflation will materially affect our business in the foreseeable future

Seasonality

We believe our operation and sales do not experience seasonality.

Properties and Facilities

Our blending and manufacturing facility is located inside the Hongxing’s plant in Liulin County, 6,889.04 square meter (approximately 74,153 sqft). We sublease three offices, and additional land to house our blending facility from Hongxing, for an annual rent of RMB 130,000 payable annually, with a term from January 1, 2015 to December 31, 2020. The production and operation of our company is carried out in the blending and manufacturing facility. Pursuant to our lease agreement with Hongxing, the lease agreement may be terminated by either Hongxing or us, with written notice to the other party three months in advance, and the terminating party shall pay to the non-terminating party a termination fee in the amount of RMB 65,000 (approximately $9,750), which is 10% of the total rent amount for the entire lease term from January 1, 2015 to December 31, 2020.

Our corporate office is located at South Zhonghuan Street 529, C-12, rooms 1204 and 1205, Taiyuan, Shanxi, at 290 square meters, which we lease for an annual rent of RMB 79,387.50, payable annually, from an unrelated third-party. The term of this lease is from December 1, 2016 to November 30, 2018. The corporate office is used for administrative and executive functions.

We believe our blending and manufacturing facility and our corporate offices are sufficient for our current operation.

Employees

As of the date of this prospectus, we had approximately 23 employees, all of which are full-time. There is no labor union. We believe our relations with our employees are good.

Intellectual Property

We do not have any registered patents or other intellectual property and we rely on the confidentiality of our proprietary proprietary blending processes in producing a competitive product. We may not be able to maintain the confidentiality of our blending processes.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

The following summarizes the principal PRC regulations related to our business operations.

Regulations related to blended coking coal operation

Our products are subject to price supervisions by the relevant PRC government bodies pursuant to the Law of the PRC on the Coal Industry (Revised in 2016) (“Coal Industry Law”). Our manufacturing and sales operation is subject to the supervision and administration of relevant PRC government bodies pursuant to The Measures for the Supervision and Administration of Coal Business Operation.

The Coal Industry Law

The Law of the PRC on the Coal Industry (“Coal Industry Law”) was adopted on August 29, 1996 by the Standing Committee of the National People’s Congress (NPCSC) of the PRC and was revised in 2009, 2011, 2013 and 2016 respectively. The latest revised Coal Industry Law was effective as of November 7, 2016. According to the Coal Industry Law (revised in 2016), the coal mining enterprise shall gain a production safety license before a coal mine is put into production. Any enterprise that has not gained a production safety license may not be engaged in coal mining production. According to the Coal Industry Law (revised in 2016), coal trading enterprises shall abide by the relevant laws and regulations, improve services and ensure supply. Any illegal marketing activities shall be prohibited.

The Coal Industry Law (revised in 2016) also provides that the price administration department under the State Council, together with the department in charge of the coal industry under the State Council and other relevant departments, shall have the power to exercise supervision and control over the price of coal, that the quality of coal supplied to customers by coal mining and coal trading enterprises shall meet the national or trade standards and the quality of a specific type of coal shall match its grade and price, and that unified control shall be maintained over the import and export of coal in accordance with the relevant regulations of the State Council according to the Coal Industry Law.

According to the Measures for the Administration of Quotas for the Export of Coal, an order jointly issued by NDRC, Ministry of Commerce (“MOFCOM”), and the General Administration of Customs in January 2004, China’s coal exports have been subject to a government approval system since July 1, 2004, under which the NDRC and the MOFCOM are responsible for determining the total volume of China’s coal export quota and allocating the quota among the authorized coal exporters. The total quota will take into consideration China’s economic needs, national use of coal resources, the PRC government’s economic policy and the dynamics in the domestic and international coal markets.

As a manufacturer of coking coal that does not operate a coal mine, we also do not import raw materials, nor do we export our products, and therefore we are not subject to the relevant production and/or export and import quotas. Our sales orders and supply orders are executed with prices that abide by the relevant rules and guidance.

The Measures for the Supervision and Administration of Coal Business Operation

The Measures for the Supervision and Administration of Coal Business Operation (the “Measures”) was promulgated on July 30, 2014 by NDRC, within 30 working days upon completion of registration formalities with the administration authorities for industry and commerce, coal trading enterprises shall submit their relevant information to the departments for supervision and administration of coal business operation at the same levels at their localities for filing. The contents of filing of a coal business enterprise include the enterprise name and the related information on legal representative, domicile, coal storage yard and facilities, and social credit institution where the credit record is established. If there is any change in the contents of filing, the enterprise shall inform the departments for supervision and administration of coal business operation at its locality within 30 working days as of the date of change. Coal trading enterprises shall, in the first quarter of each year, report their operation information for the previous year to the departments for supervision and administration of coal business operation that handle their record-filing formalities. The contents of the report mainly include the implementation of the provisions or standards on coal measurement, quality and environmental protection.

Since Liulin Junhao is a coking coal manufacturing and sales enterprise with the business scope of “coal purchase and sale” which is set forth in its business license, we are not required to obtain any governmental approvals for our products and blending process except for the business license.

Environmental Protection Laws

China has adopted extensive environmental laws and regulations that affect operation of coal production, storage and transportation. There are national and local standards applicable to emissions control, discharges to surface and subsurface water and the generation, handling, storage, transportation, treatment and disposal of waste materials. Pursuant to the PRC Environmental Protection Law (Revised in 2014), the competent department of environmental protection under the State Council shall supervise and manage environmental protection work throughout the country in a unified manner. The competent departments of environmental protection of the local people's governments at the county level or above shall supervise and manage environmental protection work within their respective administrative areas in a unified manner. According to the Measures, any person or entity engaging in coal business operation shall ensure the quality of the coal and promote the environmental protection in conformity with the relevant laws, regulations and rules, coal industry policies and industrial standards. The coal storage yard for coal business operation use shall be scientific and reasonable in layout and conform to the overall plan for land utilization. The coal business operators shall take necessary measures to reduce dust emission in an unorganized manner during the course of coal loading and unloading, storage, processing and transportation.

We have abided by and plan to continue to abide by the relevant PRC environment protection law in our business operation. The Environmental Protection Bureau of Liulin County issued Liulin Junhao a certificate on August 3, 2017 certifying that since January 1, 2015, Liulin Junhao has abided by national and local laws and regulations on environmental protection, there has been no unlawful act in our operation, and that Liulin Junhao has not been subjected to any environmental administrative penalty or complaint.

Provisions on Foreign Investment

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on December 28, 2013 and came into effect on March 1, 2014. In the latest amendment, paid-in capital registration, minimum requirement of registered capital and timing requirement of capital contribution were abolished. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended from time to time and the latest amendment was on June 28, 2017, which took effect on July 28, 2017 (“Catalogue (2017)”) and replaced the previous amendment (“Catalogue (2015)”). The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. According to the Catalogue (2015) and the Catalogue (2017), the processing and selling of blending coking coal is neither restricted nor prohibited.

On September 3, 2016, the Standing Committee of the National People’s Congress promulgated the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws Including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (the “Decision”), which provides record-filing in lieu of administrative approval for the establishments and alterations of foreign invested enterprises (the “FIEs”) not subject to special administrative measures. On October 8, 2016, the MOFCOM issued the Interim Measures for Record-filing for the Establishment and Alteration of Foreign-invested Enterprises (the “Interim Measure”), and the MOFCOM and the NDRC jointly issued a statement (the “Joint Statement”), clarifying that the special administrative measures in this case are implemented by referencing the Catalogue. To be specific, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the Catalogue. Since then, FIE establishments and alterations that are not subject to special administrative measures have been changed from a pre-approval system to a more standardized and convenient filing process. On June 30, 2017, the MOFCOM further revised the “Interim Measures”. The modification includes among others that where a non-foreign-invested enterprise changes into a foreign-invested enterprise due to acquisition, consolidation by merger or otherwise, which is subject to record-filing as stipulated in the Measures, it shall complete the record-filing formalities for incorporation and submit the Incorporation Application in accordance with Paragraph 1 hereof mutatis mutandis.

Liulin Junhao has completed the registration as a whole foreign owned enterprise on June 19, 2017 and the Administrative Bureau for Industry and Commerce of Shanxi Province has issued Liulin Junhao the relevant business license on the same date.

PRC Regulation of Intellectual Property Rights

The State Council and the NCAC have promulgated various rules and regulations and rules relating to protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with Copy Protection Center of China or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

Regulations on Foreign Exchange

Foreign Exchange Settlement

The Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, which was promulgated by the SAFE on March 30, 2015 and became effective as of June 1, 2015, adopts the approach of discretional foreign exchange settlement, under which the foreign exchange capital in the capital account of a foreign-invested enterprise for which the foreign-invested enterprise has obtained confirmation by the local SAFE branches regarding the rights and interests of monetary contribution (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of such foreign-invested enterprise. The capital in Renminbi obtained by the foreign-invested enterprise from the discretionary settlement of foreign exchange capital shall be managed under the account pending for foreign exchange settlement payment. The proportion of discretionary settlement of foreign exchange capital is temporarily determined as 100%, subject to the adjustment of the SAFE.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while "round trip investment" refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Relating to Employment and Social Insurance

Pursuant to the PRC Labor Law effective as of January 1, 1995(as amended on August 27, 2009), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Pursuant to the Social Insurance Law of China effective from July 1, 2011, and the Housing Fund Regulation which was amended and became effective on March 24, 2002, employers in China shall pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

Regulations on Tax

PRC Enterprise Income Tax Law

In January 2008, the PRC Enterprise Income Tax Law, or the EIT Law, took effect (revised and took effect on February 24, 2017). The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. An enterprise established outside China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. According to the EIT Law and its implementation regulations, certain high and new technology enterprises which have proprietary intellectual property rights and simultaneously meet the prescribed requirements as stipulated in the implementation regulations of the EIT Law and other relevant regulations are permitted to enjoy a reduced EIT rate of 15%.

Under the EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementing regulations of the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation, or SAT issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, or Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.”

PRC Value-added Tax Law

Pursuant to the Interim Regulations on Value-added Tax of China, or VAT Regulations which was promulgated by the State Council on December 13, 1993 and became effective as of January 1, 1994 and further amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the last amendment of which became effective on November 19, 2017, all units and individuals engaging in the sale of goods, provision of processing, repair and fitting services, and importation of goods within the territory of China are taxpayers of value-added tax( or VAT), and shall pay VAT in accordance with the VAT Regulations. According to the VAT Regulations, a VAT tax rate at 17% applies to the Chinese enterprises unless otherwise exempted or reduced according to the VAT Regulations and other relevant regulations.

We have abided by the relevant PRC tax laws in our operation. The local office of State Administration of Taxation of Liulin County issued Liulin Junhao a certificate dated August 25, 2017 certifying that since January 1, 2015, Liulin Junhao has abided by current national and local laws and regulations on taxation, made timely tax return filings and does not have outstanding tax arrears.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Item 5. Operating and Financial Review and Prospectus— G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a Shanxi Province-based manufacturer and supplier of primarily blended coking coal. The blended coking coal we produce is also known as metallurgical coke, which is primarily used to produce coke used in the steel-making process.

We source raw materials of various grades of coking coal from suppliers such as coal washing plants. Currently, most of our suppliers are based in the Shanxi Province, China. We have developed a proprietary electric coking coal blender that blends and manufactures coking coal raw materials of various grades and characteristics into the specified uniform mix. Our customers are primarily coke making companies and coking coal resellers. Our customers are all based in the PRC and currently mainly in Shanxi Province. Some of our customers are resellers of coking coal while others are coke-manufacturers.

Going Concern

The Company’s net loss from operations for the year ended December 31, 2017 was $745,660 as compared to net gain of $749,561 for the year ended December 31, 2016. Net cash used in operations for the year ended December 31, 2017 was $875,222 and net cash provided by operations for the year ended December 31, 2016 was $1,242,537. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

The net cash used in operating activities was $875,222 for the year ended December 31, 2017, including $380,233 IPO related expenses and $104,743 for selling expenses. If we continue to achieve limited sales in 2018, we expect to reduce the selling expenses and general expenses to reduce the outflow of operating cash. Meanwhile, we have received the repayment of $767,731 prepaid deposit on April 20, 2018. For more detailed description, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.” Our shareholders may also provide interest free loans for our operation needs.

The Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, seeking financial support from shareholders, curtailing the Company’s business development activities, suspending the pursuit of its business plan, controlling overhead expenses and seeking to further dispose of non-core assets.  Management cannot provide any assurance that the Company will raise additional capital if needed.

These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

Factors Affecting Our Results of Operations Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Our customer base in Shanxi Province and nearby provinces Our key customers have been coking coal resellers and coke-manufacturers that have a continuous demand for our blended coking coal which contains moderate level of sulfur that meet stringent environmental requirements imposed by local and provincial governments. We expect to expand our customer base in the Northern part of China where there is more stringent environmental regulation for coals. Our medium-low sulfur content coking coal meets such stringent environmental regulation and therefore we are confident that we will be able to expand our customer base. As we continue to grow business relationships with new customers, we expect we will have more sales and therefore growing revenue.

Access to high quality coking coal raw materials Our facility is located in Liulin County, Shanxi Province, which provides us proximity and access to high quality raw coking coal in Liulin County. Liulin County is dubbed China’s “King of Coal,” due to the area having coking coal with higher processing yield and lower processing cost as compared to lower quality raw coking coal. As such, utilizing a greater quantity of high quality coking coal raw materials enables us to lower our costs and save transportation costs. Therefore, if we fail to secure sufficient amount of high quality coking coal raw materials, we will experience higher production cost and thus lower margin. We are dedicated to secure raw materials supplies by coal washing plants that come from various mines in Shanxi Province. In the event that raw materials available to us in Liulin County, or Shanxi Province in general, decrease, we are committed to establishing working relationships with suppliers in other provinces to ensure consistent and steady supplies of raw materials.

PRC coal market’s supply of coking coal raw materials We rely heavily on the sufficient supply of coking coal raw materials in the PRC market to fulfill our customers’ orders. Therefore, if the PRC market supply of coking coal raw materials decreases or if we are not able to secure sufficient quantity to fulfill our customers’ orders, we may not be able to generate revenue and may suffer net loss, in addition to potential reputation loss associated with the failure to fulfill customer orders.

Our operation capacity Our proprietary coking coal-blending machine uses predictive model to blend coking coal based upon customer specification and the various grades of available raw materials, minimizing the quantity of high-quality coking coal needed to produce high quality uniform mix coking coal. The higher the operation capacity, the better cost efficiency and thus higher margin. For the year ended December 31, 2017, we have utilized 5% of our operation capacity. We expect to increase the utilization of our operation capacity gradually as our customer base expands, so that our cost efficiency will continue to improve that result in a higher margin.

PRC Government’s Policy on Coal Production, Coal Price, and Steel Production The PRC government’s policies concerning the coal and steel industries have changed in response to the broader economic circumstances and the supply and demand disequilibrium of the coal and steel industries, as well as the environmental concerns. Further restrictions on coal production and limitations on coal prices may both increase the cost for our operation. While we have been and believe that we may continue to pass on the increased raw material cost to our customers, steel mills may seek alternative resources in producing coke-replacement products needed in steel making, and thus lower the general demand for coke, and in turn, coking coal. Additionally, any restriction or limitation on steel production may negatively impact the demand for our blended coking coal, which is primarily used to produce the coke used in steel making. While our blended coking coal has medium-low levels of sulfur makes our products more environmentally friendly than high sulfur coking coal, more stringent environmental policy may still negatively impact the demand for our products.

Taxation

The U.S. Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017 may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We do not believe any of our shareholders, or our subsidiaries were CFCs, and there will be no such impact for 2017 Act for the year ended December 31, 2017. We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through our subsidiary in the PRC.

Cayman Islands

Under the current laws of the Cayman Islands, companies incorporated in the Cayman Islands are not subject to taxation on income or capital gains. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

The Cayman Islands currently have no exchange control restrictions. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not a party to any double tax treaties.

British Virgin Islands

Jinxuan JH is incorporated in the British Virgin Islands (“BVI”). Under the current law of the BVI, Jinxuan JH is not subject to tax on income or capital gains. Additionally, if dividends are paid by Jinxuan JH to its shareholders, no BVI withholding tax will be imposed

Hong Kong

Under Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Jacqueline HK and Junhao International are both incorporated in Hong Kong and do not conduct any substantial operations of their own. As such, under the Hong Kong tax laws, both Jacqueline HK and Junhao International are exempted from income tax on their foreign-derived income and are not subject to withholding taxes on remittance of dividends. Since neither Jacqueline HK nor Junhao International have any assessable profits for the year ended December 31, 2017, no provision for Hong Kong profits tax has been made in the financial statements. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMBnil and RMBnil as of December 31, 2016 and 2017, respectively, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

China

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIE, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by Liulin Junhao, our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The effective tax rate of the Company approximates the applicable statutory rate of 0%, 25% and 25% for the years ended December 31, 2017, 2016 and 2015, respectively. As a result, $nil, $257,547 and $(4,331) income tax expense (benefit) were recognized for the years ended December 31, 2017, 2016 and 2015.

Economic and Political Risks

Our operations are conducted in the PRC. Accordingly, our business, financial conditions and results may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

Our operations in the PRC are subject to risks relating to, among others, the political, economic and legal environment and foreign currency exchange. Our Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

Critical Accounting Policies, Estimates and Judgments

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in the financial statements. Critical accounting policies are those accounting policies that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. While we base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies used in the preparation of our financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see Note 3 to our consolidated financial statements included elsewhere in this annual report.

Principle of consolidation

The consolidated financial statements of the Company have been prepared in accordance with GAAP.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated and combined financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those estimates.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product has occurred, title and risk of loss have transferred to the customers and collectability of the receivable is reasonably assured. Revenue is presented net of sales tax and value added tax.

Delivery does not occur until goods have been shipped to the customers, risk of loss has been transferred to the customers and customers’ acceptance has been obtained, or the Company has objective evidence that the criteria specified in customers’ acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. Certain credit terms and limits were granted to customers with low risk of collectability based on the Company’s credit assessment. No material collectability problem has occurred.

The Company does not have arrangements for returns from customers and does not have any future obligations directly or indirectly related to product resale by customers. The Company has no sales incentive programs.

Fair Value of Financial Instruments

The Company has adopted ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

Its establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

The carrying value of cash and cash equivalents, accounts receivable, other receivables, other current assets, accounts payable, other payables and accrued expenses approximate their fair values because of the short-term nature of these instruments.

The Company does not have any level 2 or level 3 assets and liabilities as of December 31, 2017 and 2016.

Results of Operations

	For the years ended December 31,
	2017	2016
Revenue
- Product sales to third parties	$79,946	$16,670,051
- Product sales to a related party	-	2,919,696
- Agent fee from third parties	99,811	-
- Agent fee from related parties	-	-
Total revenue	179,757	19,589,747

Cost of revenue
- Product sales to third parties	99,274	14,405,854
- Product sales to a related party	-	2,794,596
Total cost of revenue	99,274	17,200,450
Gross profit	80,483	2,389,297

Operating expenses
Selling and marketing expenses	104,730	1,121,950
General and administrative expenses	722,291	260,715
Total operating expenses	827,021	1,382,665
(Loss) income from operations	(746,538)	1,006,632

Other income
Interest income on bank deposit	878	478
Total other income, net	878	478
(Loss) income before income tax	(745,660)	1,007,110
Income tax expenses (benefit)	-	257,549
Net (Loss) income	(745,660)	749,561
Other comprehensive loss
Foreign currency translation gain (loss)	65,254	(80,262)
Comprehensive (Loss) income	$(680,406)	$669,299

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

Our revenue in the fiscal years December 31, 2017 and 2016 were derived from the following sources:

	Years Ended December 31				Variance
	2017	%	2016	%	Amount	%
Product sales to third parties	$79,946	44%	16,670,051	85%	(16,590,105)	(100)%
Product sales to a related party	-	-%	2,919,696	15%	(2,919,696)	(100)%
Agent fee from third parties	99,811	56%	-	-%	99,811	N/A %
Net Revenue	$179,757	100%	19,589,747	100%	(19,409,990)	(99)%

For the years ended December 31, 2017 and 2016, we generated revenue of $179,757 and $19,589,747, respectively, with a decrease of $19,409,990 or 99%. The decrease of sales was due to a significant reduction of coal stock in the PRC market caused by production limitations both at the PRC national level, and particularly at the Shanxi provincial level in 2017. We were not able to source sufficient quantity of coking coal raw materials to meet our customers’ demand. The agent fee from third parties in 2017 was revenue generated from coal sales agent services to our customers.

 Cost of revenue

Our cost of revenue for years ended December 31, 2017 and 2016 were $100,953 and $17,200,450 respectively.

	Years Ended December 31,				Variance
	2017	%	2016	%	Amount	%
Product sales to third parties	$99,274	100%	14,405,854	84%	(14,306,580)	(99)%
Product sales to a related party	-	-	2,794,596	16%	(2,794,596)	(100)%
Total Amount	$99,274	100%	17,200,450	100%	(17,101,176)	(99)%

Our cost of revenue mainly comprised of raw material costs, inbound freight charges, depreciation and workers’ wages. Our cost of revenue for the year ended December 31, 2017 was $99,274, and $17,200,450 for the year ended December 31, 2016, a decrease of $17,101,176. This decrease was mainly due to the significant decrease in our sales for the year ended December 31, 2017.

Gross profit and gross margin

For the year ended December 31, 2017, the total gross profit for our product sales was $80,483, and the gross profit margin for our product sales was 44% compared with 12% for the year ended December 31,2016 mainly due to agent fee revenue in 2017 with 100% gross profit margin and our gross profit margin for product sales was sharply decreased.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2017 and 2016:

	Years ended December 31,				Variance
	2017	%	2016	%	Amount	%

Selling and marketing expenses	$104,730	13%	1,121,950	81%	(1,017,220)	(91)%
General and administrative expenses	722,291	87%	260,715	19%	461,576	166%
Total Amount	$827,021	100%	1,382,665	100%	(555,644)	(40)%

Selling and marketing expenses

Our selling and marketing expenses consisted primarily of transportation expense. Selling and marketing expenses for the year ended December 31, 2017 were $104,730, or 58% of our total revenue, while selling and marketing expenses for the year ended December 31, 2016 were $1,121,950, or 5.7% of our total revenue. The decrease of $1,017,220 in selling and marketing expenses for the year ended December 31, 2017 when compared with the same period in 2016, was mainly due to our sales decrease and lesser needs for freight-out costs and car rental expense.

General and administrative expenses

General and administrative expenses consisted primarily of staff salaries, audit expense, and legal fee incurred by our general and administrative departments. General and administrative expenses were $722,291, or 402% of total revenue for the year ended December 31, 2017, as compared to $260,715 or 1% of total revenue for the year ended December 31, 2016, an increase of $461,576 or 166%. The increase was mainly due to the professional service fees incurred during the period after the Company commenced preparation of its initial public offering in 2017.

Other income

Other income was represented by interest income on bank deposit placed with commercial banks.

Income tax expenses

Income tax expenses was $nil and $257,549 for the year ended December 31, 2017 and 2016, respectively. The decreased mainly due to sharply decrease of our revenue in 2017.

 Net loss (income)

Our net loss for the year ended December 31, 2017 was $745,660 as compared to net income of $749,561 for the year ended December 31, 2016 due to decrease of our revenue and increase of operating expenses in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following table sets forth key components of our results of operations during the years ended December 31, 2016 and 2015.

	Years Ended December 31		Variance
	2016	2015	Amount	%
Revenue	$19,589,747	$20,270	19,569,477	96,544%
Cost of revenues	17,200,450	-	17,200,450	-
Gross profit	2,389,297	20,270	2,369,027	11,687%
Operating expenses
Selling and marketing expenses	1,121,950	-	1,121,950	-
General and administrative expenses	260,715	37,667	223,048	592%
Total Operating expenses	1,382,665	37,667	1,344,998	3,571%
Income (loss) from operations	1,006,632	(17,397)	1,024,029	(5,886)%
Other income
Interest income on bank deposit	478	73	405	555%
Total other income, net	478	73	405	555%
Income (loss) before income tax expenses	1,007,110	(17,324)	1,024,434	(5,913)%
Income tax expenses (benefit)	257,549	(4,331)	261,880	(6,047)%
Net Income (loss)	$749,561	$(12,993)	762,554	(5,869)%

Revenue

For the years ended December 31, 2016 and 2015, we had a total revenue of $19,589,747, and of $20,270, respectively, with an increase of $19,569,477. The increase is mainly due to our significant expansion of coking coal manufacturing activities in the fiscal year ended December 31, 2016.

Our revenue in the fiscal years December 31, 2016 and 2015 were derived from the following sources:

	Years Ended December 31				Variance
	2016	%	2015	%	Amount	%
Product sales to third parties	$16,670,051	85%	-	0%	16,670,051	-
Product sales to a related party	2,919,696	15%	-	0%	2,919,696	-
Agent fee from related parties	-	-	20,270	100%	(20,270)	(100)%
Total Amount	$19,589,747	100%	20,270	100%	19,569,477	96,544%

Our revenue in fiscal year ended December 31, 2015 was mainly from the agency fee from a related party where we acted as an intermediary to introduce coal deals to related party.

Cost of revenue

The total cost of revenue for the years ended December 31, 2016 and 2015 were $17,200,450 and nil respectively.

The table below shows the breakdown of the respective gross profit and gross margin for product sales to third parties and to a related party for the year ended December 31, 2016.

	Years Ended December 31,				Variance
	2016	%	2015	%	Amount	%
Product sales to third parties	$14,405,854	84%	-	-%	14,405,584	100%
Product sales to a related party	2,794,596	16%	-	-%	2,794,596	100%
Total Amount	$17,200,450	100%	-	-%	17,200,450	99%

Our cost of revenue mainly comprised of raw material costs, inbound freight charges and purchasing and receiving costs, depreciation and workers’ wages. In the fiscal year ended December 31, 2015, we did not have any cost of revenue from third parties revenues and related parties revenues because we only started generating product sales revenue in 2016. Additionally, we also did not have any cost from agent fee business because agent fee revenue was presented in net basis.

Gross profit and gross margin

For the year ended December 31, 2016, the total gross profit was $2,389,297, and the gross profit margin was 12%. Our gross margin for product sales to third parties was 13.6% and 4.3% for product sales to a related party, in the year ended December 31, 2016. The difference in gross revenue margins between that of product sales to third parties and that of product sales to a related party is attributable to the following factors.

First, when we first started sales in 2016, we had sold our products to our related party, a distributor rather than end customer, at a discounted price. We initially sold at a discounted price to break into the market and establish a reputation of the high quality of our products. Subsequently, once we quickly established ourselves, third party customers started to order our products directly from us and our sales increased significantly, we charged them with a non-discounted price higher than what was previously available to our related party.

Second, the sales to the third parties primarily occurred in the fourth quarter ended December 31, 2016, when the coal sales market spot prices were higher than the prices in June 2016 and August 2016, when the sales to a related party occurred, and accordingly the costs were higher for sales to third parties than to a related party.

The increase in our cost of revenue for the fiscal year ended December 31, 2016 was in line with the significant expansion of coking coal manufacturing activities in the same period.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2016 and 2015:

	Years Ended December 31				Variance
	2016	%	2015	%	Amount	%
Selling and marketing expenses	$1,121,950	81%	-	-	1,121,950	-
General and administrative expenses	260,715	19%	37,667	100%	223,048	592%
Total Amount	$1,382,665	100%	37,667	100%	1,344,998	3,571%

Our operating cost increased by $1,344,998 for the year ended December 31, 2016, because we only started significant expansion of coking coal manufacturing activities in the fiscal year ended December 31, 2016. The increase mainly was due to the increase in selling and marketing expenses.

Selling and marketing expenses

Our selling and marketing expenses consisted primarily of salaries of sales personnel, advertising and promotion expenses, freight-out costs and related compensation. Selling and marketing expenses for the year ended December 31, 2016 was $1,121,950, or 5.7% of our total revenue. The increase of $1,121,950 in selling and marketing expenses for the year ended December 31, 2016 was mainly because of the significant expansion of coking coal manufacturing activities in the same period, which increased all of the following spending: freight-out costs, car rental expense and coal measurement expense.

General and administrative expenses

General and administrative expenses consisted primarily of staff salaries, rental, depreciation and travel expenses incurred by our general and administrative departments. General and administrative expenses were $260,715, or 1% of total revenue for the year ended December 31, 2016, as compare to $37,667 for the year ended December 31, 2015, an increase of $223,048. The increase was mainly due to the significant expansion of coking coal manufacturing activities in the fiscal year ended December 31, 2016, where we now have a greater need for administrative staff, and business travels.

Other income

Other income was represented by interest income on bank deposit placed with commercial banks.

Income tax expenses (benefit)

Income tax expenses of $257,549 and income tax benefit of $4,331 for the year ended December 31, 2017 and 2016, the increase in 2017 was mainly due toincrease of our product sales in 2017.

Net income (loss)

Our net income for the year ended December 31, 2016 was $749,561 as compared to net loss of $12,993 for the year ended December 31, 2015, an increase of $762,554. The increase was mainly because the Company commenced manufacturing activities during the year ended December 31, 2016.

B. Liquidity and Capital Resources

We have historically funded our working capital needs with cash flow from financing provided by our shareholders and cash flow from operatig activities. According to our management’s estimates and based on our budget, we believe that we will have sufficient resources to continue our activity for 12 months. Additionally, we have received the repayment of $767,730 prepaid deposit on April 20, 2018. For more detailed description, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.” However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, seeking financial support from shareholders, curtailing the Company’s business development activities, suspending the pursuit of its business plan, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Company will raise additional capital if needed.

Working Capital

The following table provides the information about our working capital as of December 31, 2017 and 2016:

			Variance
	As of December 31, 2017	As of December 31, 2016	Amount	%

Current assets	$985,513	$2,038,647	(1,053,134)	(52)%
Current liabilities	611,562	812,642	(201,080)	(25)%
Working capital	$373,951	$1,226,005	(852,054)	(69)%

As of December 31, 2017, we had a working capital surplus of $373,951, a decrease of $852,054 or approximately 69% from $1,226,005 as of December 31, 2016.

Our current assets primarily consisted of cash and cash equivalents, other receivables, amount due from related parties, prepayments and other current assets and inventory. As of December 31, 2017 and December 31, 2016, our amount due from related parties was nil and $776,998, respectively.

We have historically funded our working capital needs with cash flow from financing provided by our shareholders. From time to time, we may explore additional financing sources to develop or enhance our service, to fund expansion of our business, to respond to competitive pressures, or to acquire or invest in complementary businesses. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders may experience significant dilution, and any new equity securities we issue may have rights, preferences and privileges senior to those of holders of our Ordinary Shares.

Cash and cash equivalent

As of December 31, 2017, the Company had cash and cash equivalents of $4,116, a decrease of $51,682 from $55,798 as of December 31, 2016, mainly due to the payment for the professional service fees for initial public offering in 2017.

Condensed summary of our cash flows

The following table summarizes our cash flows for the years ended December 31, 2017, 2016 and 2015.

Condensed summary of our cash flows

	For the Years Ended December 31,
	2017	2016	2015

Net cash (used in) provided by operating activities	$(875,222)	$1,242,537	$(18,648)
Net cash provided by (used in) investing activities	655,657	(1,189,144)	(32,360)
Net cash provided by (used in) financing activities	166,228	(22,583)	80,303
Effect of exchange rate changes on cash and cash equivalents	1,655	(3,103)	(1,204)
Net (decrease) increase in cash and cash equivalents	(51,682)	27,707	28,091
Cash and cash equivalents, beginning balance	55,798	28,091	-
Cash and cash equivalents at end of year	$4,116	$55,798	$28,091

Cash Flow from Operating activities

Net cash used in operating activities was $875,222 for the year ended December 31, 2017, a decrease of $2,117,759 from cash provided by operating activities of $1,242,537 for the year ended December 31, 2016.

The decrease was mainly due to our net loss of $745,660 for the year ended December 31, 2017 as compared to net income of $749,561 for the year ended December 31, 2016, and decrease in current liabilities such as accounts payable, other payables and accrued expenses. Other payables and accrued expenses, mainly consisted of value added tax payable, decreased because of our sales reduction.

Net cash provided by operating activities was $1,242,537 for the year ended December 31, 2016, an increase of $1,261,185 from cash used in operating activities of $18,648 for the year ended December 31, 2015.

The increase was mainly due to our net income of $749,561 for the year ended December 31, 2016 as compared to net loss of $12,993 for the year ended December 31, 2015, and increase in current liabilities such as accounts payable and other payables and accrued expenses. Accounts payable represents payables due to our suppliers, the increase in account payable is primarily due to our business expansion for the year ended December 31, 2016. Other payables and accrued expenses, including accrued handling charges, rental expense, and other accruals, increased as we grew our business.

Cash Flow from Investing activities

Net cash provided by investing activities for the year ended December 31, 2017 was $655,657, an increase of $1,844,801 from cash used in investing activities of $1,189,144 for the year ended December 31, 2016, mainly due to the repayment from related parties and the third parties. We have made advances to third parties and related parties in the fiscal years ended December 31, 2016, and such advances were classified as cash flow from investing activity.

Cash Flow from Financing activities

Net cash provided by financing activities for the year ended December 31, 2017 was $166,228, an increase of $188,811 from net cash used in financing activities of $22,583 for the year ended December 31, 2016. We have loans from third parties of $18,183 and related parties of $148,045 for our operational purpose.

Capital Expenditures

We incurred capital expenditures of $215,485 and $190,557 for the 2017 and 2016 fiscal years, respectively. The capital expenditures in 2017 and 2016 were primarily related to expenditures made in connection with purchase of property and equipment.

Impact of Inflation

We do not believe the impact of inflation on our company is material.

Impact of Foreign Currency Fluctuations

Our subsidiaries and VIE maintain their books and records in RMB. Our reporting currency is USD. In general, for consolidation purposes, we translate assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income. The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect is shown below:

(a)	As of December 31, 2017, US$1.00 for RMB6.5127; for the year ended December 31, 2017, US$1.00 for RMB6.7547;

(b)	As of December 31, 2016, US$1.00 for RMB6.943; for the year ended December 31, 2016, US$1.00 for RMB6.6549;

(c)	As at June 30, 2016, US$1.00 for RMB6.6368; for the six months ended June 30, 2016, US$1.00 for RMB6.5357; and

(d)	As at December 31, 2015, US$1.00 for RMB6.4778; for the year ended December 31, 2015, US$1.00 for RMB6.2869.

The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2015, our revenue, cost of goods sold and total expenses, including selling expenses, general administrative expenses and research and development expenses, for the year ended December 31, 2016 would increase by approximately $0.3 million, $0.3 million and $0.8 million, respectively.

If using the average exchange rate of fiscal 2016, our revenue, cost of goods sold and total expenses, including selling expenses, general administrative expenses and research and development expenses, for fiscal 2017 would increase approximately $2,696, $1,514, and $12,402, respectively.

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal 2017 and fiscal 2016.

Recent Accounting Pronouncements

FASB Accounting Standards Update No. 2014-09

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which was subsequently modified in August 2015 by ASU No. 2015-14, Revenue from Contracts with Customers, Deferral of the Effective Date, which defers the effective date of the new revenue recognition standard by one year. As a result, the ASU No. 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017. The core principle of ASU No. 2014-09 is that companies should recognize revenue when the transfer of promised goods or services to customers occurs in an amount that reflects what the company expects to receive. It requires additional disclosures to describe the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. In 2016, the FASB issued additional ASUs that clarify the implementation guidance on principal versus agent considerations (ASU 2016-08), on identifying performance obligations and licensing (ASU 2016-10), and on narrow-scope improvements and practical expedients (ASU 2016-12) as well as on the revenue recognition criteria and other technical corrections (ASU 2016-20). Companies may use either a full retrospective or modified retrospective approach to adopt this ASU. After assessing impact of adoption of this new accounting guidance, the Company believes there were no material impact on its financial statements and disclosures in the periods after adoption. The Company adopted the guidance on January 1, 2018 and used the permitted modified retrospective method.

FASB Accounting Standards Update No. 2016-02

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of operations and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. Management is currently in the process of evaluating the impact of the adoption of ASU 2016-02 on the Company’s financial statements.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our electric, automatic coal-blending machine uses our proprietary software programs to blend coking coal with different characteristics and qualities, based upon customer’s specifications on an order-to-order basis. Our research and development team has developed this electric coal-blending machine along with the requisite software programs, and continues to develop the calibration and predictive models in the software programs. For the years ended December 31, 2017, and 2016, we did not spend funds on research and development.

D. Trend Information

Industry

Currently, annual coking coal production in the global market is approximately 900 million tons, and is anticipated to reach 1.37 billion tons in 2020.

Global demand for coking coal has mainly been driven by the growing demand for steel in the PRC and India markets, which together are anticipated to reach 70% of the global coking coal consumption in 2020, while developed countries continue to discourage the use of coal in manufacturing and production through various government policies thus resulting in a decrease of coking coal consumption in developed countries.

India imports a limited amount of coking coal from the PRC market, while it imports a significant amount from Australia, South Africa and America. The top five global suppliers of coking coal are BHPB, Teck, Anglo, Xstrata and Rio Tinto, which collectively consist of 55% of the global market.

Export of blended coking coal from PRC companies is limited, due to various factors such as government regulation and government price control. Therefore, the global demand trend for blended coking coal does not significantly impact the PRC coking coal market.

Import of blended coking coal to the PRC market from foreign countries is currently limited, comprising of 8% of total coking coal consumption in the PRC in 2017, and 11% in 2016. The top two countries that the PRC import from are Australia and Mongolia, making up 50% and 36% of the total PRC import of coking coal in the first nine months of 2016, with the rest imported from Canada, Russia and the US. One of the main reasons for limited import of blended coking coal by PRC coke making companies is currently, a majority of coke making furnaces are specifically designed to receive and utilize coking coal produced in the PRC, and are not able to receive or utilize imported coking coals, which have different characteristics than the PRC coking coals. Currently it is costly to refurbish such furnaces to receive imported coking coal. As such, while furnace refurbish is ongoing, demand for imported coking coal has been slow to grow despite an acute demand in the PRC market for coking coal suitable for producing coke, Generally, the PRC coking coal prices are consistently higher than the import price of coking coal, due to a variety of reasons including but not limited to lower production cost of coal in some of the importing countries. However, PRC coking coal prices are not pegged to the coking coal prices in the global market, and instead is decided by the demand and supply of the PRC market. We believe the import coking coal market does not have a significant impact on our business operation, since we sell our blended coking coal product to Shanxi-based customers who typically source from the other Shanxi-based sellers.

The following is a chart setting forth the comparison of imported coking coal price in both RMB and U.S. dollar denomination (representing global coking coal market price), and the PRC-produced coking coal price (represented by the spot price of coking coal traded through Dalian Futures Exchange) for the years of 2015, 2016, and 2017:

Month/Year	Import Price ($)	Import Price (RMB)	PRC Price (RMB)
Jan-15	89.70	557.72	727
Feb-15	91.20	570.01	725
Mar-15	87.90	548.65	681
Apr-15	83.50	517.26	663
May-15	82.00	508.57	682
Jun-15	81.80	508.07	678
Jul-15	80.30	498.75	610
Aug-15	78.10	494.14	574
Sep-15	76.60	487.91	571
Oct-15	75.10	476.82	556
Nov-15	70.00	445.84	510
Dec-15	61.70	397.86	555
Jan-16	66.30	435.11	556
Feb-16	67.00	439.08	607
Mar-16	62.80	408.55	643
Apr-16	64.20	415.83	798
May-16	57.90	377.90	683
Jun-16	65.60	431.98	719
Jul-16	69.00	460.70	764
Aug-16	73.50	488.82	860
Sep-16	69.20	461.79	1012
Oct-16	94.20	633.48	1,307
Nov-16	93.50	639.52	1,295
Dec-16	139.50	966.02	1,177
Jan-17	166.60	1,100	1,260
Feb-17	171.30	1,131	1,250
Mar-17	138.60	915	1,235
Apr-17	125.70	830	1,127
May-17	106.00	700	949
Jun-17	118.70	783	1,120
Jul-17	131.24	883	1,344
Aug-17	128.45	848	1,419
Sep-17	125.56	833	1,134
Oct-17	133.95	889	1,064
Nov-17	134.55	889	1,362
Dec-17	135.27	884	1,313

In general, coking coal prices are influenced by a number of factors and can vary materially by region and country. The price of coking coal within a region is influenced by market conditions, coal quality (which includes energy (heat content), sulfur, ash and moisture content), regional supply and demand, transportation costs involved in moving coal from the mine to the point of use, production cost and, coal mine operating costs. For example, higher heat and lower ash content generally result in higher prices, and higher sulfur and higher ash content generally result in lower prices within a given geographic region. The cost of mining coal is also influenced by geologic characteristics such as seam thickness, overburden ratios and depth of underground reserves. It is generally less expensive to mine coal seams that are thick and located close to the surface than to mine thin underground seams. Within a particular geographic region, underground mining, which is the primary mining method, is generally more expensive than surface mining, which is the mining method primarily used for coal in Liulin, Shanxi and other parts of Shanxi. This is the case because of the higher capital costs, including costs for construction of extensive ventilation systems, and higher per unit labor costs due to lower productivity associated with underground mining. In the PRC market, coking coal raw materials are sourced at a price that is based upon the spot price of coking coal traded through Dalian Futures Exchange and adjusted for the characteristics of the specific batch of coking coal raw materials. Companies that manufacture and blend coking coal, like ours, then further adjust the price of the processed coking coal based upon the price of the raw materials used.

The coal industry is intensely competitive. The Company competes with many blended coking coal producers in Shanxi, Inner Mongolia and other provinces in China, and also those in Australia.

Excess industry capacity also tends to result in reduced prices for coal and in turn our coking coal. The most important factors on which we compete are delivered coking coal price, coking coal quality and characteristics, transportation costs and the reliability of supply.

Demand for our coking coal and the prices that we will be able to obtain for our coal are closely linked to coke consumption patterns by the PRC domestic steel production industry, which accounted for 50% of 2016 PRC domestic steel consumption and 50% of 2015. Demand for our lower sulfur coking coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high sulfur coal.

As such, these blended coking coal consumption patterns and raw material supply patterns are influenced by factors beyond our control, including the demand for steel, environmental and other government regulations, technological developments and the locating of any alternative natural resources, and to a large extent on the demand for PRC and international steel, which is influenced by factors beyond our control, including overall economic activity and the availability and relative cost of substitute materials, and additionally, how the PRC government promulgates relevant regulations and how the market reacts to such regulations accordingly.

Supply of the raw materials that we use and the prices that we will be able to obtain are closely linked to the coal production patterns in the PRC and relevant regulations of the PRC which are updated from time to time by the PRC government. While coking coal prices have been volatile in general, the trend of more elevated price of coking coal in the PRC market the year of 2016 is due to the impact of shrinking supply of coal raw materials resulting from the PRC government’s policy which restricted the coal mine maximum annual working days to 276 in the calendar year of 2016. The PRC government has adjusted the maximum annual working days to 330 for the calendar year of 2017.

In general, supply of coking coal exceeds the demand for coking coal in the PRC market since 2010, when the demand and supply ratio fell from 100% to below 80% in 2016. As such, the PRC government has promulgated and implemented coal production limitations, and as such, the aggregate annual production of coal in the PRC market has reduced by 9%, 3.3% and 2.5% in 2016, 2015 and 2014, respectively, according to the National Bureau of Statistics of the PRC (NBS). Shanxi Province used to produce the highest quantity of coal until in 2016, it produced 24.3% of coal compared to 24.8% by Inner Mongolia. According to Mr. Liang Xu3, the deputy secretary general of PRC Coal Industry Association and Coal Construction Association expressed that, the production restriction imposed by the PRC government will likely continue for another two to three years, and the demand and supply balance is expected to be reached in 2018, if further annual production limitation can result in annual product of coal between 3.5 and 3.6 billion ton.

One of the factors that may have a significant impact on the blended coking coal industry is the Shanxi Provincial government’s policy guidelines in consolidating the coal industry in Shanxi to decrease inappropriate extraction and mining, which includes tight regulation and control over the quantity of coal mined and extracted, and the closing and anticipated further closing of smaller coal mining companies. Additionally, there are production restrictions imposed by the various levels of the PRC governments such as at both the PRC national level and the Shanxi provincial level. While the PRC government’s restriction on importation of low quality coal has been in place since July 1, 2017, the restriction is only on low quality coal, and additionally, does not impact importation of coking coal. According to China5e.com, the quantity of imported coking coal increased by 19.4% in the first ten months of 2017 compared to the first ten months of 20165.

Production restrictions imposed at both the PRC national level and the Shanxi provincial level, both imposed based upon environmental concerns related to mining the coal fields, in the first six months of 2017, resulted in the supply of coking coal has decreased by 4%4. Our two major suppliers were significantly affected and responded by securing and prioritizing supply for their bigger customers. As such, we had experienced difficulty in meeting the demand for coking coal of our customers, even though our facility was able to operate at capacity. In 2017, we were only able to source coking coal raw materials sufficient to produce approximately 806 tons of blended coking coal. We expect the production limitation policy to be in place in 2018. We believe that while the production restrictions imposed by the various levels of the PRC governments may have a material impact on our access to suitable sources and quantities of coking coal that we need, the supply and demand will converge closer to an equilibrium in 2018. We anticipate that the quantity of imported coking coal will rise in 2018 to meet the production restrictions imposed by the various levels of the PRC governments.

3http://finance.sina.com.cn/roll/2016-04-09/doc-ifxrcizs7097665.shtml

4http://www.meitanjianghu.com/Newsc/newsDetailView?userId=&newsId=5fdaf83f-0b46-4f11-adfb-e08220e3d007&isShare=1

5http://www.china5e.com/news/news-1011542-1.html

While we do not currently purchase imported coking coal, we may do so in the future to supplement our coking coal raw materials need. Additionally, in response to the new challenge in the supply of coking coal, we have carried out our new strategy of establishing relationship with new suppliers in the PRC market, and identifying supplier targets in the PRC to merge and/or acquire.

We believe that while uncertainty looms as to the future demand and future supply of coking coal in the PRC market, our location in Liulin, Shanxi and the proximity to other coking coal resellers and coke producing companies, allow us better access to customers of blended coking coal, in addition to price competitiveness due to lower transportation cost (proximity to our customers) and our high quality blended coking coal is in demand and less likely to be affected by decreased demand in the PRC market, and specifically, in the Shanxi province.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year-ended December 31, 2017 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017.

	Payment Due by Period
	Total	One to three years	Three to five years
	US$	US$	US$
Operating lease commitments	68,511	68,511	-

The Company leases office premise and coal yard under the non-cancelable operating lease agreement that expires at December 31, 2020, with option to renew the lease. The lease is on a fixed repayment basis and has no contingent rentals.

G. Safe Harbor

This annual report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the coking coal and coal markets in China;

•	our expectations regarding demand for and market acceptance of our products;

•	our expectations regarding our relationships with our suppliers and our customers;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should not rely upon forward-looking statements as predictions of future events.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our of our directors and executive officers isour directors and executive officers is South Zhonghuan Street 529, C-12, rooms 1204 and 1205Taiyuan, Shanxi, PRC.

Name	Age	Position(s)
Xiangyang Guo	26	Chairman and Director and Chief Executive Officer
Zizhong Qiang	46	Director
Liqin Yang	33	Chief Financial Officer
Jianming Cao	37	Director
Jinwen Liu	50	Director
Bingshan Guo	49	Director

The following is a brief biography of each of our executive officers and directors:

Mr. Xiangyang Guo has served as the Company’s Chief Executive Officer since July 1, 2017 and the Chairman of our board since December 20, 2016. He has also served as Liulin Junhao’s chairman and member of Liulin Junhao’s board since December 20, 2016. Mr. Guo has also been the President of the Supervisory Board of Beijing Jinxuan Investment Co., Ltd., a related party of the Company, since February 2015. Mr. Guo attended Xiamen University and graduated with bachelor degrees in both Management and Law.

Mr. Zizhong Qiang has served as Liulin Junhao’s director and general manager since 2016. From 1992 to 1993, Mr. Qiang studied at the Electromechanical Department of the Gushi Gou Coal Washing Plant; from 1997 to 1998, Mr. Qiang was a coal jig operator of the Tongde Company 60 Tons Coal Preparation Plant; from 1998 to 2002, Mr. Qiang was an employee of Xiaoyi No 476 Trade Post of the sales department of Tongde Company. From 2002 to 2004, Mr. Qiang was a salesman of the sales department of Tongde Company. From 2004 to 2006, Mr. Qiang was the Head of the sales department of Huifeng Xingye Corp. From 2006 to 2010, Mr. Qiang was a deputy manager of the sales department of Huifeng Xingye Corp. From 2010 to 2015, Mr. Qiang was the Mining Director of Shanxi Yulin Huaishumao Coal Sales Corp. From 2015 to 2016, Mr. Qiang was a deputy manager of Shanxi Feisheng Trade Co., Ltd. Mr. Qiang holds a high school diploma from Liulin No.1 High School.

Ms. Liqin Yang has served as Liulin Junhao’s treasurer since October 2014, and as the Company’s Chief Financial Officer since July 1, 2017. From August 2007 to September 2014, Ms. Yang was the accountant of Liulin County Dadongzhuang Coal Co., Ltd. From July 2005 to July 2007, Ms. Yang was the assistant accountant of Liuling County Xingjiagou Coal Co., Ltd. She graduated from Shanxi Finance and Tax College with an associate degree in 2005.

Mr. Jianming Cao has served as Liulin Junhao’s supervisor since April 2015. From 2009 to the present, Mr. Cao is a member of Village Party Branch Committee. From 2010 to 2015, Mr. Cao was the Chief Operations Officer (COO) of Hongxing, a related party of the Company until December 31, 2016. He graduated from the Online College of the Shandong University with an associate degree.

Mr. Jinwen Liu has served as Liulin Junhao’s director since December 2016. Mr. Liu is well suited for this position with 9 years of experience in the Chinese coal industry. From March 2008 to November 2009, Mr. Liu was a salesman for Hongxing. From January 2010 to December 2014, Mr. Liu was the Deputy Chief of the sales section of Liulin County Xinfeihechang Coking Coal Trade Co., Ltd. From April 2015 to December 2016, Mr. Liu was the General Manager of Liulin Junhao. Mr. Liu holds an associate degree. We believe Mr. Jinwen Liu is well qualified to serve as our director because of his extensive experience in the coal industry and his familiarity with the operation of our company.

Mr. Bingshan Guo has been the director of Jacqueline HK, an affiliate of the Company, since June 2010 and vice chairman of the board of Liulin Junhao since February 2017. From October 2004 to May 2010, Mr. Guo was engaged in investment, production and international trade of art craft. From May 2000 to October 2004, Mr. Guo was engaged in investment of stocks and futures. From May 1995 to May 2000, Mr. Guo worked at Zhuhai City Machine Industry Co., Ltd. from July 1990 to May 1995, Mr. Guo worked at the technical department of Zhuhai Customs. He graduated from the Computer Department of Sun Yat-sen University with a bachelor’s degree in 1990.

B. Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2017, we paid an aggregate amount of RMB218,000 (approximately US$33,473) in cash compensation to our directors and executive officers.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended December 31, 2017.

C. Board Practices

Board of Directors

Our board of directors currently consists of five (5) directors. Currently, our board of directors are not “independent” as that term is defined in Rule 10A-3 under the Exchange Act, since each of our directors are either executive officers of our Company or Liulin Junhao. Furthermore, our Board of Directors are not required to meet the “independence” requirements of Rule 10A-3 under the Exchange Act. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to any separate requirement pursuant to our Articles of Association, a director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting.

Committees of the Board of Directors

Our board of directors has not established any committees, including an audit committee, a compensation committee, a nominating committee or any committee performing a similar function. The functions of those committees are being undertaken by the entire board as a whole. Because we do not have any independent directors, our board of directors believes that the establishment of committees of the Board of Directors would not provide any benefits to our company and could be considered more form than substance.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Duties of Directors

Subject to the provisions of the Cayman Companies Law, our amended and restated memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. However, to the extent allowed by the Cayman Companies Law, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a) the giving of any security, guarantee or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii) a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b) where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c) any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Law) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors and the shareholders voting by ordinary resolution.

Employment Agreements

On July 1, 2017, we entered into employment agreements with our executive officers, Mr. Xiangyang Guo, our CEO and Ms. Liqin Yang, our CFO.

Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Mr. Xiangyang Guo, our CEO, has a term of January 1, 2017 to December 31, 2019, with an annual salary of $9,000.

Our employment agreement with Ms. Liqin Yang, our CFO, has a term of January 1, 2017 to December 31, 2019 with an annual salary of $4,950.

D. Employees

As of December 31, 2017, we had approximately 23 full time employees,

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

•	each of our directors and executive officers who beneficially own our Ordinary Shares; and

•	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 13,333,334 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the annual report, we have 4 shareholders of record holding beneficial ownership of 5% or more, none of which are located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering		Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent	Percent
Directors and Executive Officers:
Xiangyang Guo(1)	7,200,000	54%	7,200,000	50.23%	50.23%
5% Shareholders:
Haigang Yan(2)	1,333,000	10%	1,333,000	9.3%	9.3%
YonghongChe(3)	1,333,000	10%	1,333,000	9.3%	9.3%
Bingshan Guo(4)	3,333,334	25%	3,333,334	23.26%	23.26%

(1)	Mr. Xiangyang Guo is the 100% owner of Jinxuan GY Limited, which holds 7,200,000 Ordinary Shares.

(2)	Mr. Haigang Yan is the 100% owner of Jinxuan YHG Limited that holds 1,333,000 Ordinary Shares.

(3)	Mr. YonghongChe is the 100% owner of Jinxuan CYH Limited that holds 1,333,000 Ordinary Shares.

(4)	Mr. Bingshan Guo is the 100% owner of Jacqueline G.D Limited (“Jacqueline Guo”) that holds 3,333,334 Ordinary Shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

Mr. Jinwen Liu is a related party as he was the general manager of Liulin Junhao from April 2015 to December 2016, and has been Liulin Junhao’s Director since December 2016.

Mr. Yonghong Che was the controlling shareholder, director and general manager of Liulin Junhao prior to February 2015 and one of the principal shareholders of Liulin Junhao from December 31, 2016 to June 19, 2017. Mr. Che is also a 10% beneficial owner of the Company.

Mr. Xiangyang Guo, as the Company’s CEO, director and chairman of the board is a related party of the Company.

Mr. Bingshan Guo, as a 25% beneficial owner of the Company, has been a related party of the Company since August 5, 2017.

See “Item 4. Information on the Company—C. Organizational Structure.”

Hongxing was a related party of Liulin Junhao from March 1, 2015 to December 21, 2016, during which “Beijing Jinxuan” was the 100% owner of Liulin Junhao and Feiyue Mao was the beneficial owner of Beijing Jinxuan and in turn of Liulin Junhao. During the same period and currently, Feiyue Mao was and is a general manager and legal representative of Hongxing.

Related Party Receivables

There are no related party receivables as of December 31, 2017.

As of December 31, 2016, the Company had related party receivables of $720,773, $3,861 and $52,364 due from Mr. Yonghong Che, Mr. Jinwen Liu and Hongxing, respectively. The balance due from Mr. Yonghong Che was with respect to loans to Mr. Yonghong Che intended free and payable on demand. As of May 19, 2017, Mr. Yonghong Che has repaid the related party receivables of $720,773 in full, and as of the date of this annual report, there is no related party receivables outstanding from Mr. Yonghong Che. We do not intend to make any related party loans for personal uses in the future. The balance due from Mr. Jinwen Liu as of December 31, 2016 was mainly advance to management for the Company’s operation purpose. The receivables of $52,364 from Hongxing, was the prepayment for the purchase of coal raw materials, and the materials had been delivered to Liulin Junhao in January 2017. The receivables of $52,364 from Hongxing was repaid in June 2017 after netting against our rental payable to Hongxing.

Payables to Related Party

For the year ended December 31, 2015, the Company received a non-interest bearing loan from Mr. Yonghong Che, in the amount of $80,303. The Company repaid $22,583 to Mr. Yonghong Che in the year ended December 31, 2016. As of December 31, 2017 and as of the date of this annual report, $53,741 was outstanding.

For years ended December 31, 2017 and 2016, the Company received an advance from Mr. Bingshan Guo in the amount of $222,362 and $nil mainly for operation purpose.

For years ended December 31, 2017 and 2016, the Company received advance from Mr. Xiangyang Guo of $153,547 and $nil for professional service fees on behalf of the Company related to the Company’s IPO in 2017. The advances from Mr. Xiangyang Guo are interest free and due on demand.

Related Party Revenues

For the year ended December 31, 2017 and 2016, the Company recorded revenue of $nil and $2,919,696 from Hongxing, a related party of Liulin Junhao between March 1, 2015 to December 31, 2016. The Company had sold blended coking coal products to this related party in its normal course of business on the same terms as those provided to its non-related party clients.

Related Party Purchases

For the years ended December 31, 2017, Hongxing was no longer the Company’s related party and there was no purchase from Hongxing in the year ended December 31, 2017. For the year ended December 31, 2016, the Company made purchases from Hongxing, for $4,664,452. The Company had purchased coal raw materials in its normal course of business and at arms’ length terms.

Lease

The Company leases production facility and offices from Hongxing. For the year ended December 31, 2017, Hongxing was no longer the Company’s related party. For the years ended December 31, 2016 and 2015, the Company paid rent to Hongxing for $19,572 and $nil respectively. The terms of the lease agreement with Hongxing is at arm’s length. For more details on the terms of the lease, see “Business – Facilities/Property.”

Share Purchase

Feiyue Mao was a related party of Liulin Junhao from March 1, 2015 to December 21, 2016 during which Beijing Jinxuan was the 100% owner of Liulin Junhao and Feiyue Mao was the beneficial owner of Beijing Jinxuan and in turn of Liulin Junhao.

Liulin Junhao paid $767,731 (RMB5 million) in the form of a deposit on August 15, 2017 to Feiyue Mao, pursuant to a Share Transfer Agreement by and between Liulin Junhao and Feiyue Mao (the “Beijing Jinxuan Transfer Agreement”) executed on September 14, 2017, who, as of September 14, 2017, was a 99% equity owner of Beijing Jinxuan. Pursuant to the Beijing Jinxuan transfer Agreement, Liulin Junhao would purchase 99% equity interest in Beijing Jinxuan from Feiyue Mao, for a consideration of $1,216,085 (RMB7.92 million).. The remaining $448,354 (RMB2.92 million) would be due upon closing of the transactions underlying the Beijing Jinxuan Transfer Agreement. Following the closing of the transactions underlying the Beijing Jinxuan Transfer Agreement, Liulin Junhao wouldbecome a 99% equity owner of Beijing Jinxuan.

On February 22, 2018, Beijing Jinxuan, Liulin Junhao, and Feiyue Mao, as a 99% equity owner of Beijing Jinxuan, entered into a Termination Agreement pursuant to which the parties terminated the Beijing Jinxuan Transfer Agreement, and agreed that Feiyue Mao shall return the $767,731 (RMB5 million) deposit to Liulin Junhao.  The deposit was returned on April 20, 2018.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices — Employment Agreements”.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our BVI subsidiary, Jinxuan BVI.

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to Jacqueline HK and Junhao International from the revenues from the operations of our PRC operating entity, Liulin Junhao, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China  is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from the operations of our PRC operating entity, Liulin Junhao, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

Generally, there is no prior SAFE approval required for remitting dividends of a foreign invested enterprise. According  to Circular of Foreign Exchange on Further Facilitating Trades and Investments and Improving Authenticity Check by SAFE, effective as of April 26, 2016, when handling the outward remittance of profits exceeding the equivalent of USD50,000 for an enterprise incorporated in the PRC, a bank shall, based on the truthful transaction principle, review the enterprise’s board resolution on profit distribution (or partners' resolution on profit distribution) in connection with the remittance, the originally filed tax registration form and financial statements evidencing the profits. Upon completion of the remittance, the bank shall affix the seal and provide endorsement to the original tax registration form stating the actual amount remitted and the date of remittance.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our Ordinary Shares. Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

We filed a Registration Statement on Form F-1 for the sale of up to 1,000,000 Shares of Ordinary Shares on January 30, 2018, which became effective on March 22, 2018. Our Ordinary Shares are not currently quoted on any market, but we are in the process of working with market makers to file an application to OTC Markets Group Inc. for quotation on OTCBB.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are not currently quoted on any market, but we are in the process of working with market makers to file an application to OTC Markets Group Inc. for quotation on OTCBB.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.1 to our F-1 registration statement (File No. 333-222784) filed with the SEC on January 30, 2018.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of Ordinary Shares. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the corporate income tax Law (“CIT Law”), an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC corporate income tax purposes and is generally subject to a uniform 25% corporate income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC corporate income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Liulin Junhao may be subject to corporate income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Doing Business in China— Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations”.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2017 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our WOFE as being wholly owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of the WOFE but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including NASDAQ. If the Ordinary Shares are regularly traded on NASDAQ and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-222784), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, and substantially all of our revenue, costs and expenses are denominated in Renminbi. Additionally, our cash and cash equivalents are held in both Renminbi and U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition.

The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005 though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2017, we had U.S. dollar-denominated cash balances of US$4,116. Assuming we had converted the US$4,116 into the Renminbi at the exchange rate of US$1 for RMB 6.5127as of December 31, 2017, this cash balance would have been RMB26,806. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB 265 (approximately US$41).

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2017, and 2016, $4,116 and $55,798, respectively, of the Company’s cash were on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company's assessment of its customers' creditworthiness and its ongoing monitoring of outstanding balances.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or other financial assets. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	December 31, 2017
Non-derivative financial instruments	Carrying amount		Contractual cash flows		1 year or less
Trade and other payables	RMB	810,525	RMB	810,525	RMB	810,525
	US$	(124,453)	US$	(124,453)	US$	(124,453)

Interest Rate Risk

The interest rate of cash held in bank and deposits was 0.35% per annum for the years ended December 31, 2017 and 2016. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.44%, 2.0%, and 1.6% in 2015, 2016, and 2017, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-222784) for our initial public offering of up to 1,000,000 shares of Ordinary Shares, which registration statement was declared effective by the SEC on March 22, 2018.

We did not receive any proceeds from our initial public offering for the period ended December 31, 2017.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2017. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2017 were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to lack of internal accounting staff that have sufficient knowledge of U.S. GAAP. The Company remediates this disclosure controls and procedures weakness by engaging third-party external staff with sufficient knowledge of the U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has not yet established an Audit Committee, and does not have a member that qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Additionally, our Board of Directors are not required to meet the “independence” requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

The Company adopted a code of ethics as of the date of the filing of their Form F-1 on January 30, 2018 as exhibit 99.1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2016				2017
	(In thousand)
Audit fee	RMB	-	US$	-	RMB	1,042	US$	160

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

Not applicable.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jinxuan Coking Coal Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.		Description
1.1		Amended and Restated Articles of Association dated December 13, 2017(incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
1.2		Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
2.1		Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.1		Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.2		Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.3		English Translation of Lease Agreement with Qidi (Taiyuan) Science & Technology Park dated October 26, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.4		English Translation of Lease Contract with Liulin Hongxing Coking Coal Trade Co. Ltd., dated January 1, 2015 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.5		English Translation of Form of Purchases and Sales Contract of Coal (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.6		English Translation of Form of Supplementary Purchases and Sales Contract of Coal (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.7		English Translation of Form of Coal Sales Contract (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.8		Termination Agreement with Feiyue Mao dated February 22, 2018 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1/A (file No. 333-222784) filed with the Securities and Exchange Commission on March 2, 2018)
8.1 *		List of subsidiaries of the Registrant
12.1*		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 **		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1		Code of Business Conduct and Ethics of the Registrant(incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
	*	Filed with this annual report on Form 20-F
	**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jinxuan Coking Coal Limited

	By:	/s/ Xiangyang Guo
Xiangyang Guo
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

/s/ Liqin Yang
Liqin Yang
Chief Financial Officer
Principal Accounting and Financial Officer

Date: April 30, 2018

JINXUAN COKING COAL LIMITED

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Jinxuan Coking Coal Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jinxuan Coking Coal Limited and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive (loss) income, changes in equity and cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and the results of its operations and its cash flows for the years ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2017.

New York, New York

April 30, 2018

JINXUAN COKING COAL LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for share data)

	As of December 31, 2017	As of December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$4,116	$55,798
Accounts receivable	-	69,146
Other receivables	882,683	956,164
Prepayments and other current assets	37,889	60,565
Amount due from related parties	-	776,998
Inventories	60,825	119,976
Total Current Assets	985,513	2,038,647
Non-current assets
Property and equipment, net	372,475	154,986
Long-term prepayments	-	45,841
Total Assets	$1,357,988	$2,239,474

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$59,606	$106,302
Other payables and accrued expenses	64,847	434,016
Income taxes payable	57,459	203,130
Amount due to related parties	429,650	69,194
Total Current Liabilities	611,562	812,642
Total Liabilities	611,562	812,642
Commitments
Shareholders’ equity
Common Stock (0.001 par value, 100,000,000 shares authorized, 13,333,334 shares issued and outstanding as of December 31, 2017 and 2016, respectively)	13,333	13,333
Additional paid-in capital	783,207	783,207
Statutory reserve	74,956	74,956
(Accumulated deficit) retained earnings	(84,048)	661,612
Accumulated other comprehensive loss	(41,022)	(106,276)
Total Shareholders’ Equity	746,426	1,426,832
Total Liabilities and Shareholders’ Equity	$1,357,988	$2,239,474

See notes to the consolidatedfinancial statements

JINXUAN COKING COAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Amounts in US$, except for share data)

	For the years ended December 31,
	2017	2016	2015
Revenue
- Product sales to third parties	$79,946	$16,670,051	$-
- Product sales to a related party	-	2,919,696	-
- Agent fee from third parties	99,811	-	-
- Agent fee from related parties	-	-	20,270
Total revenue	179,757	19,589,747	20,270

Cost of revenue
- Product sales to third parties	99,274	14,405,854	-
- Product sales to a related party	-	2,794,596	-
Total cost of revenue	99,274	17,200,450	-
Gross profit	80,483	2,389,297	20,270

Operating expenses
Selling and marketing expenses	104,730	1,121,950	-
General and administrative expenses	722,291	260,715	37,667
Total operating expenses	827,021	1,382,665	37,667
(Loss) income from operations	(746,538)	1,006,632	(17,397)

Other income
Interest income on bank deposit	878	478	73
Total other income, net	878	478	73

(Loss) income before income tax	(745,660)	1,007,110	(17,324)
Income tax expense (benefit)	-	257,549	(4.331)
Net (Loss) income	(745,660)	749,561	(12,993)
Other comprehensive loss
Foreign currency translation gain (loss)	65,254	(80,262)	(46,602)
Comprehensive (Loss) income	$(680,406)	$669,299	$(59,595)
Basic and diluted (loss) earnings per share	$(0.056)	$0.056	$(0.001)
Weighted average number of shares outstanding	13,333,334	13,333,334	13,333,334

See notes to the consolidated financial statements

 JINXUAN COKING COAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in US$, except for share data)

	Common stock		Additional Paid-in	Statutory	Retained earnings (accumulated	Accumulated other Comprehensive
	Shares	Amount	Capital	Reserve	deficit)	(loss) income	Total Equity
Balance at January 1, 2015	13,333,334	$13,333	$783,207	$-	$-	$20,588	$817,128
Net loss	-	-	-	-	(12,993)	-	(12,993)
Foreign currency translation loss	-	-	-	-	-	(46,602)	(46,602)
Balance at December 31, 2015	13,333,334	$13,333	$783,207	$-	$(12,933)	$(26,014)	$757,533
Net income	-	-	-	-	749,561	-	749,561
Transfer to statutory reserves	-	-	-	74,956	(74,956)	-	-
Foreign currency translation loss	-	-	-	-	-	(80,262)	(80,262)
Balance at December 31, 2016	13,333,334	$13,333	$783,207	$74,956	$661,612	$(106,276)	$1,426,832
Net loss	-	-	-	-	(745,660)	-	(745,660)
Foreign currency translation gain	-		-	-	-	65,254	65,254
Balance at December 31, 2017	13,333,334	$13,333	$783,207	$74,956	$(84,048)	$(41,022)	$746,426

See notes to the consolidated financial statements

 JINXUAN COKING COAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$, except for share data)

	For the years ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net (Loss) Income	$(745,660)	$749,561	$(12,993)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	62,602	10,342	867
Deferred income tax	-	4,060	(4,331)
Changes in operating assets and liabilities:
Accounts receivable	71,012	(72,214)	-
Inventories	64,569	(125,299)	-
Income taxes payable	(153,213)	212,143	-
Prepayments and other current assets	25,668	(63,252)	-
Accounts payable	(51,701)	111,018	-
Other payables and accrued expenses	(401,390)	451,934	1,427
Amount due from related parties	57,743	(55,328)	(3,618)
Amount due to related parties	195,148	19,572	-
Net cash (used in) provided by operating activities	(875,222)	1,242,537	(18,648)
Cash flows from investing activities:
Purchase of property and equipment	(215,485)	(190,557)	(32,360)
Collection from a related party	740,255	-	-
Collection from (loans to) third parties	871,142	(998,587)	-
Deposit for acquisition	(740,255)	-	-
Net cash provided by (used in) investing activities	655,657	(1,189,144)	(32,360)
Cash flows from financing activities:
Repayment to a related party	-	(22,583)	-
Loans from third parties	18,183	-	-
Loans from related parties	148,045	-	80,303
Net cash provided by (used in) financing activities	166,228	(22,583)	80,303
Effect of exchange rate changes on cash and cash equivalents	1,655	(3,103)	(1,204)
Net (decrease) increase in cash and cash equivalents	(51,682)	27,707	28,091
Cash and cash equivalents at beginning of year	55,798	28,091	-
Cash and cash equivalents at end of year	$4,116	$55,798	$28,091
Supplemental disclosure of cash flow information
Interest paid	$-	$-	-
Income taxes paid	$153,213	$50,359	-

 See notes to the consolidated financial statements

 JINXUAN COKING COAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except for share data)

NOTE 1. BUSINESS DESCRIPTION

Organization and description of business

Jinxuan Coking Coal Limited (“Jinxuan” or the “Company”), through its subsidiaries, is currently engaged in distributing and reselling blended coking coal in People’s Republic of China (“PRC” or “China”).

Jinxuan is a limited company established under the laws of the Cayman Islands on February 24, 2017. The authorized number of Ordinary Shares is 50,000 shares with par value of $1 each. 50,000 Ordinary Shares were issued at par value, equivalent to share capital of $50,000. Mr. XiangyangGuo (“Mr. Guo”), the sole director of the Company, is the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company. On July 30, 2017, the Company effected a 1-for-2000 stock split of its ordinary share, after which the authorized number of Ordinary Shares became 100,000,000 shares with par value $0.001.

Our PRC operating company, Liulin Junhao Coal Trade Co. Ltd. (“Liulin Junhao” or “WOFE”) was incorporated as a PRC entity pursuant to PRC law on October 16, 2012 by two former shareholders. On February 26, 2015, the 100% ownership interest of Liulin Junhao was transferred to Beijing Jinxuan Investment Co., Ltd (“Beijing Jinxuan”). On December 20, 2016, four individuals, including Mr. Guo, entered into a share transfer agreement with Beijing Jinxuan to acquire 100% of the ownership of Liulin Junhao (the “share transfer transaction”). The share transfer transaction was closed at the end of business on December 31, 2016 and as a result, the controlling shareholder, Mr. Guo, held controlling interest of Liulin Junhao on January 1, 2017.

Reorganization

During 2017, the Company undertook a reorganization and became the ultimate holding company of Jinxuan JH limited (“Jinxuan JH”), Junhao Coking Coal International Holding Limited (“Junhao International”), Jacqueline G.D International Limited (“Jacqueline HK”) and Liulin JunhaoCoking Coal Trading Co., Ltd (“Liulin Junhao”) which were all controlled by the same shareholders after Mr. Guo held controlling interest of Liulin Junhao on January 1, 2017.

Details of the subsidiaries of the Company are set out below:

Subsidiaries	Date of incorporation	Place of Incorporation	Percentage of ownership	Principal activity
Jinxuan JH	March 20, 2017	British Virgin Islands	100	Investment holding
Jacqueline HK	January 10, 2017	Hong Kong	100	Investment holding
Junhao International	April 10, 2017	Hong Kong	100	Investment holding
Liulin Junhao	October 16, 2012	PRC	100	Distribution and resell of coal

On August 5, 2017, as a result of the reorganization, there were 13,333,334 Ordinary Shares issued and outstanding, and the reorganization was accounted for as a recapitalization. The Company believes it is appropriate to reflect the reorganization on a retroactive basis similar to a stock split pursuant to ASC 260. The Company, together with its wholly-owned subsidiaries Jinxuan JH, Jacqueline HK, Junhao International and Liulin Junhao were effectively controlled by the same shareholders before and after the reorganization. To give retroactive effect to the recapitalization transaction, the financial statements for all periods and disclosures were retroactively presented, including all shares and per share data.

NOTE 2. GOING CONCERN

The Company’s net loss from operations for the year ended December 31, 2017 was $745,660 as compared to net gain of $749,561 for the year ended December 31, 2016. Net cash used in operations for the year ended December 31, 2017 was $875,222 and net cash provided by operations for the year ended December 31, 2016 was $1,242,537. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the company may not be able to achieve profitability.

The net cash used in operating activities was $875,222 for the year ended December 31, 2017, including $380,233 IPO related expenses and $104,743 for selling expenses. If we have limited sales in 2018, we will reduce the selling expenses and general expenses to cut the operating cash outflow. Meanwhile, we have received the repayment of the prepaid deposit in the amount of $767,731 on April 20, 2018. Our shareholders may also provide interest free loans for our operation needs.

The Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, seeking financial support from shareholders, curtailing the Company’s business development activities, suspending the pursuit of its business plan, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Company will raise additional capital if needed.

These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Foreign currency translation and transactions

The functional and reporting currency of the Company and the Company's subsidiaries domiciled in British Virgin Islands and Hong Kong are the United States dollar ("U.S. dollar"). The financial records of the Company's other subsidiaries located in the PRC are maintained in their local currency, the Renminbi ("RMB"), which are the functional currency of these entities.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company prepared using RMB are translated into Company’s reporting currency, the US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The exchange rates applied are as follows:

		December 31, 2017	December 31, 2016
RMB exchange rate at balance sheets dates		6.5127	6.9370

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Average exchange rate for each year	6.7547	6.6423	6.2264

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The source of the exchange rates for 2017 is generated from the OANDA. The source of the exchange rates for 2016 is generated from the People's Bank of China. There is no significant difference between these two sources.

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those estimates.

(d) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits held with banks. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(e) Accounts receivable and other receivables

Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. As of December 31, 2017 and 2016, no allowance for doubtful accounts was provided for accounts receivable and other receivables.

(f) Inventories

Inventories are stated at lower of cost or net realizable value. Cost is determined using the weighted average method. The variable production overhead is allocated to each unit of production on the basis of the actual use of the production facilities.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to the net realizable value.

(g) Property and equipment, net

The Company states equipment at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets with 5% residual value.

Estimated useful lives of property and equipment:

Useful Life
Vehicles	4 years
Machine	10 years
Building	20 years
Furniture	5 years
Leasehold improvement	Shorter of the remaining lease terms or estimated useful life

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and betterment to equipment are capitalized.

(h) Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). The reserve is used for enterprise expansion, cover enterprise losses and transfer to increase the paid-in capital.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of Board of Directors.

(i) Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product has occurred, title and risk of loss have transferred to the customers and collectability of the receivable is reasonably assured. Revenue is presented net of sales tax and value added tax.

Delivery does not occur until goods have been shipped to the customers, risk of loss has been transferred to the customers and customers’ acceptance has been obtained, or the Company has objective evidence that the criteria specified in customers’ acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. Certain credit terms and limits were granted to customers with low risk of collectability based on the Company’s credit assessment. No material collectability problem has occurred.

The Company does not have arrangements for returns from customers and does not have any future obligations directly or indirectly related to product resale by customers. The Company has no sales incentive programs.

(j) Cost of revenue

Cost of revenue mainly comprised of raw material costs, inbound freight charges and purchasing and receiving costs, depreciation and workers’ wages.

(k) Shipping and handling costs

The Company expenses the shipping and handling costs in conjunction with sale of its products as incurred and the shipping and handling costs are included as part of selling and marketing expenses. Total shipping and handling costs were $89,027, $1,112,599 and nil for the years ended December 31, 2017,2016 and 2015, respectively.

(l) Taxation

a)	Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company is required to file its income tax return with Cayman Island and its subsidiaries located in BVI, Hong Kong, and PRC are required to file tax return with BVI, Hong Kong and PRC respectively.

b)	Uncertainty on income taxes position

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years, five years, ten years and twenty years, if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent, errors relating to transferring pricing issues and tax evasion, respectively. There were no uncertain tax positions, related interest or penalties as of December 31, 2017 and 2016 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. Tax years since inception are open to examination by the PRC taxing authority. The Company is not currently under examination nor has it been notified of a pending one.

(m) Comprehensive income (loss)

Recognized revenue, expenses, gains and losses are included as net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the balance sheet, such items, along with net income or loss, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

(n) Fair value of financial instruments

The Company has adopted ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. It provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, other receivables, and accounts payable. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

(o) Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The Company does not issue any potential dilutive shares as of December 31, 2017 and 2016.

(p) Recently issued accounting standards

FASB Accounting Standards Update No. 2014-09

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which was subsequently modified in August 2015 by ASU No. 2015-14, Revenue from Contracts with Customers, Deferral of the Effective Date, which defers the effective date of the new revenue recognition standard by one year. As a result, the ASU No. 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017. The core principle of ASU No. 2014-09 is that companies should recognize revenue when the transfer of promised goods or services to customers occurs in an amount that reflects what the company expects to receive. It requires additional disclosures to describe the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. In 2016, the FASB issued additional ASUs that clarify the implementation guidance on principal versus agent considerations (ASU 2016-08), on identifying performance obligations and licensing (ASU 2016-10), and on narrow-scope improvements and practical expedients (ASU 2016-12) as well as on the revenue recognition criteria and other technical corrections (ASU 2016-20). Companies may use either a full retrospective or modified retrospective approach to adopt this ASU. After assessing the impact of adoption of this new accounting guidance, the Company believes there will be no material impact on its financial statements and disclosures in the periods after adoption. The Company adopted the guidance on January 1, 2018 and used  the permitted modified retrospective method.

FASB Accounting Standards Update No. 2016-02

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of operations and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. Management is currently in the process of evaluating the impact of the adoption of ASU 2016-02 on the Company’s financial statements.

NOTE 4. OTHER RECEIVABLES

Other receivables consisted of the following:

	As of December 31, 2017	As of December 31, 2016
Advance deposit	$8,126	$7,629
Due from third parties	865,081	948,535
Input VAT	9,476	-
Total	$882,683	$956,164

As of December 31, 2017 due from third parties mainly represented the deposit prepaid to a third party for acquisition purpose of $767,731, which was fully collected subsequently (see note 13). As of December 31, 2016 due from third parties represented the advances provided to third party individuals free of interest, most of which were collected during 2017.

NOTE 5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31, 2017	As of December 31, 2016
Prepayments for inventory	$487	$13,210
Prepaid rental	37,402	47,355
Total	$37,889	$60,565

NOTE 6. INVENTORIES

Inventory relates to clean coal and raw coal targeted to resell, which consisted of the following:

	As of December 31, 2017	As of December 31, 2016
Clean coal	$45,426	$105,519
Raw coal	15,399	14,457
Total	$60,825	$119,976

NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2017	As of December 31, 2016
Building	$182,721	$-
Vehicles	199,348	100,908
Machine	24,541	23,040
Furniture	12,775	11,994
Leasehold improvement	29,398	29,724
Less: accumulated depreciation	(76,308)	(10,680)
Property and equipment, net	$372,475	$154,986

Depreciation expense was$62,602, $10,342, and $867 respectively for the years ended December 31, 2017,2016 and 2015.

NOTE 8. OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consisted of the following:

	As of December 31, 2017	As of December 31, 2016
Accrued payroll	$12,470	$11,168
Value added tax payable	-	333,277
Other payables	52,377	89,571
Total	$64,847	$434,016

Other payables mainly included accrued handling charges and rental expenses, payables related to purchase of property and equipment.

NOTE 9. TAXATION

a)	Enterprise Income Taxes

The U.S. tax Act known as the Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017 may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We did not believe any of our shareholders, or our subsidiaries were CFCs, and there will be no such impact for 2017 Act for the year ended December 31, 2017. Under the current laws of Cayman Islands, the Company incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Jinxuan JH is incorporated in the BVI. Under the current law of the BVI, Jinxuan JH is not subject to tax on income or capital gains. Additionally, if dividends are paid by Jinxuan JH to its shareholders, no BVI withholding tax will be imposed.

Jacqueline HK and Junhao International were both incorporated in Hong Kong and do not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Jacqueline HK and Junhao International both have no assessable profits for the years ended December 31, 2017, 2016 and 2015.

Liulin Junhao, incorporated in the PRC, is governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”).

Effective from January 1, 2008, the EIT rate of PRC is 25%, and applies to both domestic and foreign invested enterprises. The effective tax rate of the Company approximates the applicable statutory rate of 0%, 25%and 25% for the years ended December 31, 2017, 2016 and 2015, respectively.

The components of the income tax expenses (benefit) for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Current income tax provision	$-	$253,489	$-
Deferred income tax provision	-	4,060	(4,331)
Total	$-	$257,549	$(4,331)

Reconciliation of the income tax expenses at the PRC statutory EIT rate of 25% for the years ended December 31, 2017, 2016 and 2015 and the Company’s effective income tax expenses is as follows:

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
(Loss) income before income taxes	$(745,660)	$1,007,110	(17,324)
Statutory EIT rate	25%	25%	25%
Income tax (benefit) expense computed at statutory EIT rate	(186,415)	251,778	(4,331)
Reconciling items:
Non-deductible expenses	57,401	5,771	-
Income tax (benefit) expense	(129,014)	257,549	(4,331)
Valuation allowance	129,014	-	-
Income tax expense (benefit)	$-	$257,549	(4,331)
Effective tax rate	-%	25.6%	25%

b)	Deferred Tax

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets were $129,014 and allowances of $129,014 were provided as of December 31, 2017. Deferred tax assets were $4,331 as of December 31, 2015, representing the net operating loss, which all of these net operating loss were fully utilized as of December 31, 2016.

c)	Value-added Tax

PRC Value-added Tax

Liulin Junhao is the operating entity who provided services in China and therefore is subject to a Chinese value-added tax (“VAT”). Revenue represents the invoiced value of goods delivered net of a VAT. The application tax rate is 17%. Furthermore, accrued VAT payables are subject to a 6% surtax, which includes urban maintenance and construction taxes and additional education fees.

NOTE 10. RELATED PARTY TRANSACTIONS

Related parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

During the years presented, the details of the related party balances and transactions were as follows:

Amount due from related parties:

	Note	As of December 31, 2017	As of December 31, 2016
Mr. YonghongChe	a	$-	$720,773
Mr. Jinwen Liu	b	-	3,861
Liulin Hongxing Coking Coal Trade Co., Ltd. (“Hongxing”)	c	-	52,364
Total		$-	$776,998

The balance due from Mr. Yonghong Che as of December 31, 2016 was a loan to Mr. Yonghong Che intended for personal use which is interest free and due on demand. The balance has been fully collected by May 2017.

The balance due from Mr. Jinwen Liu as of December 31, 2016 was mainly advance to management for the Company’s operation purpose.

The balance due from Hongxing as of December 31, 2016 was the prepayment for the purchase of coal raw materials, which had been delivered to the Company in January 2017.

Amount due to related parties:

	As of December 31, 2017	As of December 31, 2016
Mr. YonghongChe	$53,741	$50,454
Hongxing	-	18,740
Mr. XiangyangGuo	$153,547	$-
Mr. BingshanGuo	222,362	-
Total	$429,650	$69,194

As of December 31, 2017, amounts due to Mr. Yonghong Che and Mr. Xiangyang Guo will be due on December 31, 2018 with interest free. During 2017, Mr. Bingsha Guo paid the professional service fees for initial public offering on behalf of the Company, these amounts were non-interest bearing and due on demand.

For the year ended December 31, 2016, the Company leased a production facility of Hongxing for blending coal and has related party payables of $18,740 as of December 31, 2016. As of December 31, 2017, Hongxing was no longer our related party (Note c).

Transaction:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
1. Sales
Shanxi Yidayang Coal Transportation Co., Ltd. (“Yidayang”, Note d)	$-	$-	$20,270
Hongxing	-	2,919,696	-
Total	$-	$2,919,696	$20,270

During the year ended December 31, 2016, the Company sold coking coal to Hongxing, which mainly engaged in coal washing plant and coal reselling. During the year ended December 31, 2015, the Company acted as an intermediary to introduce coal deals to Yidayang.

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
2. Purchase
Hongxing	$-	$4,664,452	$-

During the year ended December 31, 2016, the Company purchased high sulfur coking coal from Hongxing.

3. Lease from a related party

During the year ended December 31, 2016, the Company leased a coal yard from a related party, Hongxing, under the non-cancelable operating lease agreement that expires at December 31, 2020. The lease is on a fixed repayment basis, with a five years leasing term and has no contingent rentals. Expenses from this lease recorded during the year ended December 31, 2017, 2016 and 2015 were as below:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Hongxing	$19,246	$19,572	$-

Hongxing was no longer our related party as of December 31, 2017 as we are no longer under common control with Hongxin in 2017 (Note 1).

a.	Mr. Yonghong Che is one of the owners, director and general manager of Liulin Junhao before February 2015 and one of the principal shareholders after December 31, 2016.

b.	Mr. Jinwen Liu is the general manager of Liulin Junhao from April 2015 to December 2016, he is also the director of Liulin Junhao starting from April 2015.

c.	Mr. Mao Feiyue, the director and controlling shareholder of Beijing Jinxuan, is also the general manager and legal representative of Hongxing. In this regard, Hongxing and Liulin Junhao are deemed related parties during March 1, 2015 to December 31, 2016,during which Beijing Jinxuan was the 100% owner of Liulin Junhao and Feiyue Mao was the beneficial owner of Beijing Jinxuan and in turn of Liulin Junhao.(Note 1)

d.	Yidayang is the wholly owned subsidiary of Beijing Jinxuan,Liulin Junhao was the wholly owned subsidiary of Beijing Jinxuan from March 1, 2015 to December 31, 2016 as indicated in Note 1. In this regard, Yidayang and Liulin Junhao are companies commonly controlled by the same parent company during March 1, 2015 to December 31, 2016.

NOTE 11. CONCENTRATION AND RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and other receivables. As of December 31, 2017 and 2016, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in Mainland China, which management believes are of high credit quality.

Currency convertibility risk

Significant part of the Company’s businesses is transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. These exchange control measures imposed by the PRC government authorities may restrict the ability of the Company’s PRC subsidiary to transfer its net assets, to the Company through loans, advances or cash dividends.

Concentration of customers

Two customers accounted for 54% and 46% of total revenue for the year ended December 31, 2017 and no outstanding accounts receivable balance as of December 31, 2017.

Four customers accounted for 47.7%, 14.9%, 13.7% and 13.0% of total revenue for the year ended December 31, 2016, respectively and collectively accounts for 100% of the total accounts receivable balance as of December 31, 2016.

One customer accounted for 100% of total revenue for the year ended December 31, 2015 and no outstanding accounts receivable balance as of December 31, 2015.

Concentration of suppliers

For the year ended December 31, 2017, there was no purchase of raw coking coal from our supplier. One supplier accounted for 100% of our accounts payable as of December 31, 2017.

Two suppliers accounted for 72% and 28% of our total purchase for the year ended December 31, 2016, respectively and accounted for 100% our accounts payable as of December 31, 2016.

One supplier accounted for 100% of our total purchase for the year ended December 31, 2015 and 100% of our accounts payable as of December 31, 2015.

NOTE 12. COMMITMENTS

The Company leases office premises and a coal yard under the non-cancelable operating lease agreements that expire at December 31, 2020, with an option to renew the lease. The leases are on a fixed repayment basis and have no contingent rentals. Future minimum lease payments under non-cancelable operating leases as of December 31, 2017 were as follows:

Lease commitments
Year ending December 31,
-2018	$30,019
-2019	19,246
-2020	19,246
Total	$68,511

For the years ended December 31, 2017, 2016 and 2015, rental expenses under operating leases were approximately US$70,586, US$19,694 and nil, respectively.

NOTE 13. SUBSEQUENT EVENTS

The Company’s management has performed subsequent events procedures through the date the consolidated financial statements is issued. There were no subsequent events requiring adjustment or disclosure in the consolidated financial statements except for the following.

Liulin Junhao paid $767,731 (RMB5 million) in the form of a deposit on August 15, 2017 to Mr. Feiyue Mao, pursuant to a Share Transfer Agreement by and between Liulin Junhao and Mr. Feiyue Mao (the “Beijing Jinxuan Transfer Agreement”) executed on September 14, 2017, who, as of September 14, 2017, was a 99% equity owner of Beijing Jinxuan. For a consideration of $1,216,085 (RMB7.92 million), Liulin Junhao shall purchase the 99% equity interest in Beijing Jinxuan from Mr. Feiyue Mao. The remaining $448,354 (RMB2.92 million) will be due upon closing of the transactions underlying the Beijing Jinxuan Transfer Agreement.

On February 22, 2018, Beijing Jinxuan, Liulin Junhao, and Mr. Feiyue Mao, as a 99% equity owner of Beijing Jinxuan, entered into a Termination Agreement pursuant to which the parties terminated the Beijing Jinxuan Transfer Agreement, and agreed that Mr. Feiyue Mao shall return the $767,731 (RMB5 million) deposit to Liulin Junhao no later than April 22, 2018. The deposit was collected on April 20, 2018.

The Company are offering for sale, up to a total offering of 1,000,000 Ordinary Shares (the “Offering”) at a fixed price of $0.08 per ordinary share, par value $0.001 per share (the “Ordinary Shares”).This is the initial public offering of the Company. There is no minimum number of Ordinary Shares that must be sold for the Offering to close. As of the date of issuance of these financial statements, the offering is still open.

