Form 20-F
period 2018-12-31
Jinxuan Coking Coal Ltd
filed 2019-04-30
CIK 1715194

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from   to

Commission file number: 333-222784

JINXUAN COKING COAL LIMITED

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Xiangyang Guo, Chief Executive Officer

Jinxuan Coking Coal Limited

T4-1802-1812, Huarun building, No.1 Changxin road, Wanbailin District

Taiyuan, Shanxi, PRC

+ 86 – 351 – 7020402

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

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

An aggregate of 14,333,334 Ordinary Shares, par value US$0.001 per share, as of December 31, 2018.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“BVI” are to British Virgin Islands;

•	“Company,” “we,” “us,” “our,” or similar terms are to Jinxuan Coking Coal Limited, a Cayman Islands company;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“Exchange Act” are to the Securities Exchange Act of 1934;

•	“fiscal year” are to the period from January 31 of each calendar year to December 31 of the following calendar year;

•	“GAAP” are to generally accepted accounting principles in the United States, or U.S. GAAP;

•	“IPO” or “Offering” are to the initial public offering by the Company of 1,000,000 Ordinary Shares, par value $0.001 per share, at $0.08 per share, completed on September 28, 2018;

•	“Jacqueline HK” are to Jacqueline G.D International Limited, our wholly owned subsidiary incorporated in Hong Kong which holds 25% of Liulin Junhao’s equity interest;

•	“Junhao HK” are to Junhao Coking Coal International Holding Limited, our wholly owned subsidiary incorporated in Hong Kong which holds 75% of Liulin Junhao’s equity interest;

•	“Jinxuan BVI” are to Jinxuan JH Limited, a limited company formed in British Virgin Islands, our British Virgin Islands subsidiary;

•	“Liulin Junhao” or “WFOE” are to Shanxi Jinxuan Investment Co. Ltd. (previously named Liulin Junhao Coal Trade Co. Ltd.), a wholly owned PRC subsidiary of the Company;

•	“OTC” are to OTC Markets Group, Inc.;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms are to the Securities Exchange Commission;

•	“Shares” or “Ordinary Share” are to our Ordinary Shares, par value $0.001 per share; and

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

GLOSSARY OF SELECTED MINING TERMS

Anthracite coal. A hard, natural coal containing few volatile hydrocarbons which burns slowly and gives intense heat almost without flame.

Ash. Impurities consisting of silica, iron, alumina, and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

Bituminous coal. A common type of coal with moisture content less than 20% by weight. It is dense and black and often has well-defined bands of bright and dull material.

British thermal unit, or “Btu.” A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Coke. A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful by-products.

Hard coking coal. Hard coking coal is a type of metallurgical coal that is a necessary ingredient in the production of strong coke. It is evaluated based on the strength, yield, and size distribution of coke produced from such coal which is dependent on rank and plastic properties of the coal. Hard coking coals trade at a premium to other coals due to their importance in producing strong coke and as they are a limited resource.

Industrial coal. Coal generally used as a heat source in the production of lime, cement, or for other industrial uses and is not considered thermal coal or metallurgical coal.

Metallurgical coal. The various grades of coal with suitable carbonization properties to make coke or be used as a pulverized injection ingredient for steel manufacture, including hard coking coal (see definition above), semi-soft coking coal (“SSCC”), and PCI coal (see definition below). Also known as “met” coal, its quality depends on four important criteria: (1) volatility, which affects coke yield; (2) the level of impurities including sulfur and ash, which affect coke quality; (3) composition, which affects coke strength; and (4) other basic characteristics that affect coke oven safety. Metallurgical coal typically has particularly high Btu characteristics but low ash and sulfur content.

Nitrogen oxide (“NOx”). Produced as a gaseous by-product of coal combustion. It is a harmful pollutant that contributes to smog.

PCI Coal. Coal used by steelmakers for pulverized coal injection (“PCI”) into blast furnaces to use in combination with the coke used to produce steel. The use of PCI allows a steel maker to reduce the amount of coke needed in the steel making process.

Preparation plant. Preparation plants are usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing, and washing coal to remove impurities and prepare it for use by a particular customer. The washing process has the added benefit of removing some of the coal’s sulfur content.

Reserve. The part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

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

Tons. A “short” or net ton is equal to 2,000 pounds. A “metric” ton is approximately 2,205 pounds; a “long” or British ton is equal to 2,240 pounds. Unless otherwise indicated, the metric ton is the unit of measure referred to in this document. The international standard for quoting price per ton is based in U.S. dollars per metric ton.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2016, 2017, and 2018.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.6174 to US$1.00, the noon buying rate in effect on December 31, 2018, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 29, 2019, the noon buying rate was RMB6.7032 to US$1.00.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 and selected consolidated balance sheets as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F beginning on page F-1. The following selected consolidated balance sheets as of December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

Selected Statements of Operations Information:

	For Year ended December 31,	For Year ended December 31,	For Year ended December 31,
	2018	2017	2016
	US$	US$	US$

Statements of Comprehensive (Loss) Income Data:
Revenue	$6,721,728	$179,757	$19,589,747
Cost of revenue	5,663,877	99,274	17,200,450
Gross profit	1,057,851	80,483	2,389,297
Selling and marketing expenses	355,369	104,730	1,121,950
General and administrative expenses	650,845	722,291	260,715
Impairment loss on equipment	17,652	-	-
Profit (loss) from operations	33,985	(746,538)	1,006,632
Net other (expense) income	(84,342)	878	478
(Loss) income before income tax	(50,357)	(745,660)	1,007,110
Income tax expense	11,567	-	257,549
Net (loss) income	(61,924)	(745,660)	749,561
Foreign currency translation (loss) gain	(35,876)	65,254	(80,262)
Comprehensive (loss) income	(97,800)	(680,406)	669,299

Basic and dilutive (loss) earnings per share	(0.005)	(0.056)	0.056

Selected Balance Sheet Information:

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
	US$	US$	US$

Statements of Financial Position Data:
Cash and cash equivalents	848,522	4,116	55,798
Total assets	3,983,288	1,357,988	2,239,495
Total shareholders’ equity	727,720	746,426	1,426,832
Current liabilities	3,255,568	611,562	812,642
Total liabilities	3,255,568	611,562	812,642

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are received, and all of our expenses are paid, and denominated in RMB. Capital accounts of our condensed financial statements are translated into U.S. dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the period. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Period Ended, (1)	Average (2)
Year Ended December 31
2015	6.4778	6.2869
2016	6.9430	6.6549
2017	6.7547	6.6423
2018	6.8632	6.6174
2019 (through April 29, 2019)	6.7310	6.7385
Period Ended
January 31, 2018	6.3339	6.4364
February 28, 2018	6.3294	6.3162
March 31, 2018	6.2881	6.3220
April 30, 2018	6.3393	6.2975
May 31, 2018	6.4144	6.3758
June 30, 2018	6.6166	6.4556
July 31, 2018	6.8131	6.6981
August 31, 2018	6.8246	6.8433
September 30, 2018	6.8792	6.8445
October 31, 2018	6.9646	6.9264
November 30, 2018	6.9357	6.9351
December 31, 2018	6.8632	6.8853
January 31, 2019	6.7025	6.7897
February 28, 2019	6.6901	6.7364
March 31, 2019	6.7335	6.7093
April 29, 2019	6.7310	6.7144

(1)	The exchange rates reflect the noon buying rate in effect in New York City for cable transfers of RMB as released by the People’s Bank of China.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

Our limited operating history makes evaluating our business difficult.

Incepted in 2012, we started generating revenue in the year ended December 31, 2015. Thus, our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance, and prospects. We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that we may not be able to:

•	restore and maintain profitability;
•	preserve our leading position in the market of high-quality blended coking coal;
•	acquire and retain customers;
•	attract, train, motivate, and retain qualified personnel;
•	keep up with evolving industry standards and market developments;
•	successfully implement our marketing and growth strategy;
•	respond to competitive market conditions;
•	maintain adequate control of our expenses;
•	manage our relationships with our suppliers and customers; or
•	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We may continue to incur losses, negative cash flows from operating activities, and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred a net loss of $61,924 for the year ended December 31, 2018 as compared to a net loss of $745,660 for the year ended December 31, 2017, because of the increase in our revenue and gross profit. In 2015, we recorded a net loss of $12,993, as we began our operations in 2015. In 2016, we recorded a net gain of $749,561. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

In addition, our net cash used in operations for the year ended December 31, 2018 was $2,217,943, and net cash used in operations for the year ended December 31, 2017 was $875,222. The net cash used in operating activities for the year ended December 31, 2018 included $322,626 for professional fee related to listing of the Company and $355,369 for selling expenses, while the net cash used in operating activities for the year ended December 31, 2017 included $380,233 IPO related expenses and $104,743 for selling expenses. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. If we are unsuccessful at generating revenues through more sales of our blending coking coal products, we may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

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

Our consolidated financial statements for each of the three years ended December 31, 2018, 2017 and 2016 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

We are primarily a holding company and depend on distributions from our subsidiaries to meet our financial obligations.

Our company has an offshore holding structure commonly used by corporations seeking public offering in a foreign jurisdiction with operations in China. We own Liulin Junhao directly through Jinxuan BVI. Our operations are conducted exclusively through Liulin Junhao, in which we own 100% of the equity interest at the date of this annual report. The operations of Liulin Junhao are our sole source of revenues. We have no operations independent of those of Liulin Junhao. As a result, we are dependent upon the performance of Liulin Junhao and will be subject to the financial, business, and other factors affecting such subsidiary as well as general economic and financial conditions. As substantially all of our operations are conducted through our subsidiary, we are dependent on the cash flow of our subsidiary to meet our obligations.

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

We are subject to short-term coking coal price volatility and have purchased and may continue to have to purchase raw coking coal at higher prices. Our operating profits may be negatively affected by fluctuations in the price of raw coking coal. In the past, we have been able to pass the cost increase of raw coking coal on to customers but may not be able to do so in the future. This may adversely affect our gross margins and profitability. Our sales agreements with customers generally contain provisions that permit the parties to adjust the contract price of the blended coking coal upward or downward at specified times or if market spot price of coking coal fluctuates significantly. However, in the event that raw materials we sourced for specific customers increased to such extent and we fail to agree on a price with our customer under these provisions or otherwise pass on cost increases to the customers, many agreements permit customers to terminate the contract or refuse to buy all of the quantities contracted for. Market prices for raw coking coal fluctuate in most regions in China. Additionally, high-quality raw coking coal is critical to our maintaining operating efficiencies and delivering blended coking coal to our customers that meets their specifications. Since high-quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as iron, steel and concrete. This may in turn lead to a fall in demand for our products.

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

If the legality or validity of our leases become subject to disputes or challenges, we may need to suspend at least part of our operation on the respective land areas. We may incur costs and losses if we are required to remove our operations and the requisite machinery. We could also lose our rights to use the land and our business, financial condition, and results of operations could be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Properties and Facilities” for more information.

A significant portion of our revenue is concentrated on a few large customers, and we do not have long-term customer supply agreements with our key customers and rely upon our longstanding relationship with them. If we lose one or more of our customers, our results of operations may be adversely and materially impacted.

For year ended December 31, 2018, four customers, Meijing, Hongyao, Lichuang and Meijingjiaohua, consisting of 33%, 17%, 14% and 11% of our sales revenue, respectively. For year ended December 31, 2017, we served two customers, Shanxi Jinquan Energy Co. Ltd and Liulin County Xin’an Yuanda Coking Coal Co. Ltd, consisting of 46% and 54% of our sales revenue, respectively. As a consequence, we may have large amounts of collectibles from these large customers. Additionally, all of our customers send us supply orders specifying the characteristics of blended coking coals that they require, and we supply them on an order-to-order basis without long-term supply agreements. If we lose one or more large customers like these, our sales revenue will decrease and our financial condition and results of operations may be materially adversely impacted.

We had sourced our coking coal raw materials primarily from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted

For the year ended December 31, 2018, we sourced 24% of our coking coal raw materials from one supplier, 46% of our coking coal raw materials from a second supplier, and the rest from several other suppliers. For the year ended December 31, 2017, we did not source raw coking coal from our suppliers and relied upon our raw coking coal reserves. In 2016, we sourced 28% of our raw materials from one supplier, and 72% from a second supplier. In 2015, we sourced 100% of our raw materials from one supplier. If we lose one or more suppliers and are unable to swiftly engage new suppliers, our production operation may continue to be disrupted and/or suspended, and we may not be able to deliver finished products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers and we are actively identifying and discussing with supplier targets to merge and/or acquire, there is no guarantee that we will be able to locate appropriate new suppliers and/or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

Increases in transportation costs could make our operations less competitive and result in the loss of customers.

Coal producers and processors depend upon rail, barge, trucking, overland conveyor, and other systems to deliver coal to markets. We typically transport coal raw materials from our suppliers, and as such, increases in transportation costs will lead to less competitive pricing for our blended coking coal products. Additionally, since we arrange to transport our blended coking coal to our customers from our facilities to the point of use, any disruption of these transportation services because of weather-related problems, strikes, lock-outs, or other events could temporarily impair our ability to supply coal to customers and thus could adversely affect our results of operations. For example, the high volume of raw coal shipped from all Shanxi Province mines could create temporary congestion on the rail systems servicing that region. If transportation for our blended coking coal becomes unavailable or uneconomic for our customers, our ability to sell blended coking coal could suffer. Transportation costs can represent a significant portion of the total cost of blended coal. Since our customers typically pay that cost, it is a critical factor in a distant customer’s purchasing decision. If transportation costs from our facilities to the customer’s facilities are not competitive, the customer may elect to purchase from another company.

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

Imported coking coal consisted of 11%, 8%, and 15% of total coking coal consumption in the PRC in 2016, 2017, and 2018, respectively, and imported coking coal is increasingly used to bridge the supply and demand gap in the PRC market. Other than regulatory factors, the main obstacle to the slow growth of imported coking coal in the PRC is that the majority of coke making furnaces are configured to receive only coking coal with characteristics specific to the coking coal produced in the PRC, and re-configuration cost of the furnaces for them to receive imported coking coal is currently high. If more furnaces undergo re-configuration and new furnaces are put in use, imported coking coal may increasingly make up the coking coal consumption in the PRC. More inflow of imported coking coal may result in lower prices for our products and/or reduced quantities in demand for our products.

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

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that the Company itself may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing of our registration statement and prospectus in connection with our initial public filing, we were not subject to these rules. As a result, we do not have in place effective disclosure controls and procedures or internal controls over financial reporting. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise funds in a debt or equity financing.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See “Item 4. Information on the Company—A. History and Development of the Company— Emerging Growth Company Status.”

Substantial declines in coking coal prices may reduce our revenues, and sustained prices at those levels or lower levels may further reduce our revenues and adversely affect our operating results, cash flows, financial condition, and stock price.

Our results of operations are substantially dependent upon the prices we receive for our coking coal. The price for coking coal in the PRC market fluctuates significantly, ranging from RMB510 (approximately $75.22) to RMB1,177 (approximately $173.61) per ton in the years of 2015 and 2016. The price for coking coal in the PRC market ranged from RMB928 (approximately $137.39) to RMB1,528 (approximately $226.21) per ton in the year of 2017. The price for coking coal in the PRC market ranged from RMB1,091 (approximately $165) to RMB1,464 (approximately $221) per ton in the year of 2018. Those prices depend upon factors beyond our control (some of which are described in more detail in other risk factors below), including:

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

We are subject to extensive regulation by China’s national, provincial, county, and local authorities in jurisdictions in which our products are manufactured or sold, regarding the manufacturing, storage, and distribution of our product, such as the environment protection laws, the tax laws, and the labor contract laws. See “Item 4. Information on the Company – B. Business Overview-Regulations.”

We may not be able to comply with current laws and regulations, or any future laws and regulations. To the extent that new regulations are adopted, we will be required to adjust our activities in order to comply with such regulations. We may be required to incur substantial costs in order to comply. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material and adverse effect on our business, operations, and finances. Changes in applicable laws and regulations may also have a negative impact on our sales.

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

Due to various circumstances in the coal industry, such as over-extraction, inappropriate extraction, and persistent safety issues experienced by smaller mining operations in Shanxi Province, the Shanxi provincial government has vowed to recoup and is in the process of recouping the Shanxi coal industry with prerogatives of restricting coal output and closing down smaller mining operations in mass. Shanxi provincial authorities have promulgated various guidance and policies that limit the total quantity of coal mined by coal mining companies in Shanxi, and output requirement for mining companies in Shanxi which have resulted in industry consolidation and closing of smaller mines, and in turn a lower total quantity of coal output. While there are uncertainties as to the specific effect of such policies, restricting coal output may limit our access to raw materials needed in our production process, and we may not be able to deliver the amount of coking coal under existing sales orders or at a price acceptable to the customers. If the remaining larger coal mines who survive the industry consolidation in Shanxi decide to use its bargaining power, this may increase the prices we are able to negotiate for such raw materials, this may negatively impact our access to raw materials, and in turn our results of operations.

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

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect our business, financial condition, results of operations, and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations, or their interpretation.

Because our business is dependent upon government policies that encourage a market-based economy, changes in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. As we are an offshore holding company of our PRC subsidiary, the majority of our net revenues are received in RMB. Similarly, as our operation is primarily based in the PRC and our suppliers are primarily based in Shanxi Province presently, most of our future payments are also likely to continue to be in the form of RMB. As such, we believe restrictions on the transfer of cash into and out of China, as well as on the exchange of currency will not materially impede our ability to use cash in our operations. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC (“SAFE”) by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the repayment of loans denominated in foreign currencies. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the overseas investment registrations by the beneficial owners of our company who are PRC residents.

In light of the flood of capital outflows of China in recent years due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Ordinary Shares.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37,” which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or “Circular 75.” According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as “SPV”s. Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required before July 4, 2014, shall send a letter to SAFE and its branches for explanation. SAFE and its branches shall, under the principle of legality and legitimacy, conduct supplementary registration, and impose administrative punishment on those in violation of the administrative provisions on the foreign exchange pursuant to the law. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Bingshan Guo, Xiangyang Guo, Yonghong Che, Haigang Yan, and Ji Li, who are our beneficial owners and are PRC residents, have initiated the application for the initial foreign exchange registrations.

We have urged our current shareholders who are PRC residents to make the necessary applications, filings, and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. We cannot, however, provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registration or comply with other requirements of Circular 37 or other related rules. Further, we cannot assure you that our future ultimate shareholders who are PRC residents will provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on Liulin Junhao’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the Liulin Junhao.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition.

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

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or “SAT,” issued a circular, known as “Circular 82,” which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

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

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

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

The ownership of our Ordinary Shares is concentrated among a small number of shareholders, and if our principal shareholders, director, and officers choose to act together, they may be able to significantly influence management and operations, which may prevent us from taking actions that may be favorable to you.

Our ownership is concentrated among a small number of shareholders, including our founder, director, officers, and entities related to these persons. Accordingly, these shareholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of the Company or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

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

We have incurred increased costs as a result of being a public company, which we expect will further increase after we cease to qualify as an “emerging growth company.”

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

If our Ordinary Shares become tradable in the secondary market, we will be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our Ordinary Shares, which in all likelihood would make it difficult for our shareholders to sell their shares.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after the consummation of our initial public offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. As of December 31, 2018 and as of the date of this report, we have 14,333,334 Ordinary Shares outstanding that are available for sale, following our initial public offering and subject to certain restrictions. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we are currently qualified as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

Anti-takeover provisions in our amended and restated memorandum of association and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a “PFIC,” for any taxable year if, for such year, either

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands on February 24, 2017. Our PRC operating company, Liulin Junhao Coal Trade Co. Ltd. was incorporated as a PRC entity pursuant to PRC law on October 16, 2012. On April 25, 2019, the shareholders of Liulin Junhao Coal Trade Co. Ltd. consented to changing the company’s name to Shanxi Jinxuan Investment Co. Ltd., effective immediately. Pursuant to PRC laws, each entity formed under PRC law shall have a certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, Liulin Junhao’s business scope is to engage in the trading of coking coal, its main operation, as well as the investment in coking coal.

We were incorporated by our controlling shareholder Mr. Xiangyang Guo. We directly hold 100% of the equity interests of Jinxuan JH Limited, a limited company formed in British Virgin Islands. Jinxuan JH Limited holds 100% of the equity interests of each of Jacqueline G.D International Limited (“Jacqueline HK”) and Junhao Coking Coal International Holding Limited (“Junhao International”). Jacqueline HK holds a 25% equity interest in Liulin Junhao, and Junhao International holds a 75% equity interest in Liulin Junhao. Neither Jacqueline HK nor Junhao International has any business operation other than being a pass-through entity and holding the 25% and 75% equity interests in Liulin Junhao, respectively.

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

As such, our controlling shareholder Mr. Xiangyang Guo has had a controlling ownership interest in Liulin Junhao since January 1, 2017. In order to help our investors understand our de facto historical financial conditions and business operations, the financial statements of Liulin Junhao, our operating entity, for the fiscal years ended December 31, 2016 and 2017, are included in this annual report.

Our principal executive offices are located at T4-1802-1812, Huarun building, No.1 Changxin road, Wanbailin District, Taiyuan, Shanxi, PRC, and our phone number is + 86–351–7020402. We maintain a corporate website at http://www.bestjxjm.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

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

B. Business Overview

Through Liulin Junhao, our operating company, we are a Shanxi Province-based manufacturer and supplier of blended coking coal, also known as metallurgical coke, which is primarily used to produce coke. Coke produced by coking facilities is used mainly in the steel-making process by steel mills. Liulin Junhao is not a coal mining operation and it does not own any coal mines. We started generating revenue in the year ended December 31, 2015, when we generated revenue of $20,270 acting as an agent for coking coal trade for a related third party, Shanxi Yidayang Coal Transportation Co. Ltd. Our coking coal production operation started generating revenue in the year ended December 31, 2016, with $19,589,747 and 100% of our revenue derived from blended coking coal. For the year ended December 31, 2017, revenue from blended coking coal was $79,946 and 44% of our revenue, and revenue from agent fee from third parties was $99,811 and 56% of our revenue. For the year ended December 31, 2018, revenue from blended coking coal was $6,684,112 and 99% of our revenue, and revenue from agent fee from third parties was $37,616 and 1% of our revenue. During the fiscal year ended December 31, 2018, the majority of our revenue generated from blended coking coal. With respect to our agent fee from third parties, we acted as an agent for coking coal trade for third parties in the year ended December 31, 2017, but as we strive to secure raw coking coal supplies, we expect our operation to generate a majority of our revenue through manufacturing and sales of blended coking coal in the year ended December 31, 2018.

Our primary raw materials are various grades of coking coal which we typically source from our suppliers, usually coal washing or cleaning plants. Our facility is located in Liulin County, Shanxi Province, an area known as China’s “King of Coal,” known for its high-quality raw coking coal. Currently, suppliers that we have working relationship with are primarily based in Shanxi Province, China, at close proximity to our facility.

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

Our revenue is primarily generated through sales of our blended coking coal based upon customer specifications. For the fiscal years ended December 31, 2018, 2017, and 2016, we generated revenue of $6,721,728, $179,757, and $19,589,747 in the aggregate, respectively, with $37,616, $99,811, and $nil generated from agent fee from third parties, Shanxi Jinquan Energy Co. Ltd. For the year ended December 31, 2018, 2017, and 2016, we produced and sold a total of 85,587, 806.35, and 221,303.47 tons of coking coal, respectively. Our net loss for the year ended December 31, 2018, was $61,924, net loss for the year ended December 31, 2017 was $745,660, and net gain for the year ended December 31, 2016, was $749,561, respectively. We incurred income from our operations of $33,985 in the year ended December 31, 2018, losses from our operations of $746,538 in the year ended December 31, 2017, and income from our operations of $1,006,632 in the year ended December 31, 2016. In the years ended December 31, 2018, 2017, and 2016, 100% of our raw materials, various grades of coking coal, were from suppliers based in Shanxi Province, the PRC. For the year ended December 31, 2018, our revenue from product sales fees from third parties was $6,684,112 and 99%. For the year ended December 31, 2017, our revenue from agent fees from third parties was $99,811 and 56% of our revenue, resulted from a significant decline in our sales of blended coking coal reflecting the wider coking coal supply and demand disequilibrium. See more detailed information in “Item 5. Operating and Financial Review and Prospects – D. Trend Information” in this annual report.

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

Marketing, Sales, and Customer Contracts

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

We serve a limited number of customers and our top customers are a few coking coal resale companies and coke producing companies, including Shanxi Coking Coal Trade Co., Ltd., Hongxing, and Shanxi Tianli Zhicheng Trading Co., Ltd., consisting of 48%, 15%, 13% of our sales revenue in 2016, respectively. For the year ended December 31, 2017, we served two customers, Shanxi Jinquan Energy Co. Ltd and Liulin County Xin’an Yuanda Coking Coal Co. Ltd, consisting of 56% and 44% of our sales revenue, respectively. For the year ended December 31, 2018, we served four customers, Meijing, Hongyao, Lichuang and Meijingjiaohua, consisting of 33%, 17%, 14% and 11% of our sales revenue, respectively. We usually supply our customers a certain quantity of blended coking coal, during a three-month term, for a fixed price, pursuant to a form of sales order entered into in the ordinary course of business. When market volatility is significant, we will supply our blended coking coal on an adjusted price agreed by our customers. In the event we cannot agree on an adjusted price with our customer, the spot price of coking coal of Dalian Futures Exchange will be used. Customer orders also typically contain provisions requiring us to deliver blended coking coal that meets quality thresholds for certain characteristics such as Btus, sulfur content, ash content, volatility and ash fusion temperature. We believe we are not dependent upon these customers and will be able to find new customers swiftly on commercially reasonable terms, due to the following. First, with Shanxi being the largest coke producing province in the PRC market, our location’s proximity to other coking coal resellers and coke producing companies enable us to better access the market, build customer relationships, and swiftly transport and supply the blended coking coal needed by our customers. Second, our raw materials can easily be used to meet the specifications of new customers by utilizing our proprietary blending technology.

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

1 http://www.meitanjianghu.com/Newsc/newsDetailView?userId=&newsId=5fdaf83f-0b46-4f11-adfb-e08220e3d007&isShare=1

Suppliers

The primary supply used in our business is raw coking coal. For the year ended December 31, 2018, we relied on four suppliers and our raw coking coal reserves to provide us with the raw coking coal needed for us to fill the orders of our customers, Xiaoyi Xindafu Trading Co., Ltd. which provided 24% of our raw materials, Shanxi Yidayang Coal Transportation Co. Ltd which provided 46% of our raw materials, and the remaining 30% provided by two other coking coal suppliers. We did not rely on our reserve for coking coal raw materials in the fiscal year ended December 31, 2018. For the year ended December 31, 2017, we did not source raw coking coal from our suppliers and relied upon our raw coking coal reserves. In 2015 and 2016, we have relied on two primary raw material suppliers, Xinfei, and Hongxing to provide raw materials that meet our specific specifications in grades such as water, ash, sulfur, volatility, and others. Hongxing was a related party of Liulin Junhao from March 1, 2015 to December 21, 2016, during which Beijing Jinxuan Investment Co., Ltd. (“Beijing Jinxuan”) was the 100% owner of Liulin Junhao and Feiyue Mao was the beneficial owner of Beijing Jinxuan and in turn of Liulin Junhao. During the same period and currently, Feiyue Mao was and is a general manager and legal representative of Hongxing. Xinfei primarily supplies low and medium-low sulfur coking coal, and 72% of our raw material cost is paid to Xinfei. Hongxing primarily supplies high sulfur coking coal and 28% of our raw material cost is paid to Hongxing. The terms of our supply orders with Hongxing were similar to those we typically have with other third parties. We are located in Shanxi Province, a region with many alternative suppliers who have access to various coal mining fields in Shanxi, a region with relatively abundant coal reserves. While we believe that we are able to establish relationship with alternative suppliers on commercially reasonable terms in a relatively short period of time, due to the impact of production restrictions imposed at both the PRC national level and the Shanxi provincial level in 2017, and our primary suppliers’ response by prioritizing supply orders to their bigger customers, we experienced difficulty in meeting the demand for coking coal of our customers in 2017, even though our facility was able to operate at capacity. In 2018, we were able to meet the demand for coking coal of our customers through our suppliers.

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

Our Strategies

Our long-term object is to establish our company as the regional leader in the coking coal industry while continuing to expand our supplier and customer base. Our key strategies to achieve this objective are described below:

•	In 2019, we plan to continue to expand our customer base in Shanxi Province. We also plan to continue to significantly expand our supplier relationships in Shanxi province and beyond. We also plan to acquire suppliers of quality coking coal raw materials, such as coal washing plants, to ensure our access to high-quality raw materials. Our ideal targets are suppliers with a minimum annual supply capacity of 1 million ton. While we are actively identifying and discussing with supplier targets to merge and/or acquire, there is no guarantee that we will be able to locate appropriate targets in our desired timeline. As of the date of this annual report, no acquisition or merger agreements have been entered into.

•	Between years of 2020 and 2021, we plan to expand our customer base to the nearby provinces of Hebei and Shandong. We also plan to acquire additional suppliers as well as coal washing plants that have existing coke plants customers to expand both our suppliers and customer base.

•	Between years of 2022 and 2023, we plan to continue to grow our company, and collaborate with regional futures exchange to establish a one-stop industry park that encompasses production, trade, logistics and financing in the coking coal industry. We also plan to establish a coking coal e-commerce platform that allows participants in the coking coal industry to engage in online commerce, financing and investment of coking coal derivative products.

Types of Coal and Coking Coal Characteristics

Physical and chemical characteristics of coal are very important in measuring quality and determining the best end use of particular coal types. Coal is generally classified as either coking coal or thermal coal (also known as steam and industrial coal). Sulfur, ash and moisture content as well as coking characteristics are key attributes in grading metallurgical coal while heat value, ash, and sulfur content are important variables in rating thermal coal.

We currently manufacture, market and transport blended coking coal with specific characteristics that meet the specifications of each of our customers, by blending coking coals with the various grades in characteristics, such as heat value, sulfur content, ash and moisture content, strength and volatility.

Coking coal is classified into three major categories of hard coking coal (“HCC”), semi-soft coking coal, and pulverized coal injection coal (“PCI”). PCI coal is not used in coke making but is rather injected directly into the lower region of blast furnaces to supply both energy and carbon for iron reduction. The use of PCI can be a substitute for some of the metallurgical coke that would otherwise have been used.

Thermal and industrial coal is the most abundant form of coal and is commonly referred to as steam coal. Such coal has a relatively high heat value and has long been used for steam generation in electric power and industrial boiler plants.

Anthracite coal is commonly used as a reduction agent for various applications such as briquetting, charcoal, and iron ore pellets. Anthracite coal is a crossover coal and has been successfully used in the PCI coal market.

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

The identified coal reserves in the PRC consist of a majority of gas coal (1/3 of which is coking coal), while coking coal and fat coal constitute 23% and 13% of the coal reserves in China, respectively. China’s identified coking coal reserves amounts to 280,360 million tons, constituting 13% of the world’s coking coal reserves. Approximately 80% of coking coal resources in the PRC considered easy to mine, i.e. buried within 1 km underground, are located in Shanxi Province and Guizhou Province. Shanxi Province has identified 169.46 billion tons of coking coal in their reserves, accounting for 56% of the national coking coal reserves; 33.16 billion tons of which are obtainable, accounting for 51.3% of all obtainable coking coal in the country. The coking coal identified as well as obtainable in Shanxi Province’s ranks first in the PRC. The provinces ranked second, third, fourth, and fifth in identified coking coal reserves are Anhui Province with 23.62 billion tons, Shandong Province with 17.27 billion tons, Guizhou Province with 9.96 billion tons, and Heilongjiang Province with 9.82 billion tons.

Coking coal, especially high-quality coking coal is an important material for steel production. However, coking coal, especially high-quality coking coal has become a scarce resource in the PRC due to inappropriate mining or extraction where exhaustive mining has continued for quite some time, and high-quality coals were extracted and utilized as low-quality coals. Because of the scarcity of the coking coal resource, high-quality coking coal sometimes need to be imported from other countries. Australia is China’s largest coking coal import supplier, accounting for 11% of annual coking coal consumption in the PRC market.

Liulin Coal

The qualities of extracted coking coal in the PRC vary significantly from region to region, and from mine to mine. Coking coal with less than 1 percent sulfur content is generally considered high-quality coking coal, and the coal reserve in the PRC has a limited quantity of identified high-quality coking coal, especially outside of the Shanxi Province. Coking coal extracted from the Shanxi Liulin region is generally high-quality coking coal with low ash and sulfur content, while the No.4 Coking Coal of Central Hedong Coalfield, in the Shanxi Liulin region, is a rare type of high-quality coking coal. Our raw materials are mainly sourced from Shanxi Liuliu mines, and from time to time we source coking coal from No.4 Coking Coal of Central Hedong Coalfield.

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

After coal is extracted from coal mines, the coal may be processed by a coal washing facility or coal preparation facility where coal is refined or cleaned of impurities. Coal preparation or washing plants are designed to control clean coal quality to meet contract quality specifications and normally focus on ash, sulfur, calorific value, size, and moisture contents of the clean coal. The coking quality of clean metallurgical coal is evaluated, but generally only limited attempts are made to influence it by changing operating conditions in the plant. 100% of the coking coal raw materials that we source are washed or prepared.

Washed or unwashed coking coal is then blended to produce coking coal of certain characteristics and grades suitable for coke making. Bituminous class coals of high volatile A, medium volatile, and low volatile rank possess the necessary properties, but not all produce a coke of desirable quality and some even may be detrimental to coke ovens. To compensate for the lack of individual coking coals with all the necessary properties, typically, blends of anywhere from 2 to 20 different coking coals are used in today’s coke making operations. These coking coal blends must be managed to optimize coke quality and reduce the cost of raw materials. Individual coals and coal blends need to have the proper proportions of reactive and inert components, must have a relatively low concentration of alkalis-containing minerals, low ash and sulfur yields and be sufficiently thermoplastic to bind all of the components together. At the same time they must provide a level of contraction that will allow the coke mass to be easily removed from a coke oven.

Coking coal blending is the process of mixing coking coal to achieve quality attributes that are desirable for the coal’s intended application, such as steam generation and coking. Bituminous coal must meet a set of criteria for use as coking coal, determined by particular coal assay techniques. These include moisture content, ash content, sulfur content, volatile content, tar, and plasticity. Blending coking coal is targeted at producing a coke of appropriate strength (generally measured by coke strength after reaction), while losing an appropriate amount of mass. As such, different blended coking coal of various characteristics is needed for use in the coke producing process. Other blending considerations include ensuring the coke does not swell too much during production and destroy the coke oven through excessive wall pressures.

Steel production is highly dependent on high-quality coking coal feedstock. Steel is a key component of manufacturing activities and, more generally, economic development. Based on information from Sina Finance, askci.com, worldsteel.org1, and gold678.com2, China’s steel consumption totaled 672 million ton in 2015, 800 million ton in 2016, and 757 million ton in 2017, or 44.8%, 52.5%,and 44.7% of total global steel consumption, respectively. We expect that China’s growing appetite for steel production to continue for the next few years. While China’s demand for steel grows, the central government and other local governments have taken steps to modernize the coal, coking and steel making industries. Starting from 2011, the Shanxi provincial government is not approving new minds that produce less than 30 million ton output per year, are closing mines that produce less than 30 million ton output per year and are consolidating existing mines into larger mines with outputs between 300,000 and 900,000 ton, in an effort to streamline coal mining and processing facilities around fewer and larger operations for safety and environmental reasons, as well as industry economies of scale.

1 https://www.worldsteel.org/zh/dam/jcr:e5a8eda5-4b46-4892-856b-00908b5ab492/SSY_2018.pdf

2 http://finance.sina.com.cn/roll/2016-06-07/doc-ifxsuypf5138615.shtml, dated June 7, 2016; http://finance.sina.com.cn/money/future/indu/2017-06-01/doc-ifyfuvpm6997013.shtml dated June 1, 2017; http://www.askci.com/news/chanye/2015/02/05/21010tar8.shtml dated February 5, 2015; http://www.gold678.com/C/20170306/201703061053332175.html dated March 6, 2017.

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

Our access to high-quality coking coal raw materials and our proprietary blending technology have enabled us to produce blended coking coal that has consistently met the quality expectation and specifications of our customers.

Pricing and Backlog

To date, we price our blended coking coal on an order-to-order basis, based on Dalian Futures Exchange’s coking coal spot price, adjusted for both the qualities and characteristics of coking coal raw materials used for each order, and the qualities and characteristics of blended coking coal products. We sell our blended coking coal primarily to coke making facilities and coking coal resellers on an as-needed basis. Due to the variability and fluctuation of the PRC market price of coking coal, we enter into fixed term and fixed price sales orders that allow price adjustment. Our sale contracts are usually for a period of three months and we typically do not have long-term sales contracts, but we intend to maintain close business relationships with our major customers. Our sales orders with customers generally contain provisions that permit the parties to adjust the contract price of the blended coking coal upward or downward with the fluctuation of PRC market prices of raw coking coal, represented by the coking coal spot price of Dalian Futures Exchange. For example, we may adjust these contract prices because of increases or decreases in the price of raw coal from our suppliers, general inflation or deflation, or changes in the cost of producing blended coking coal caused by such things as changes in taxes, fees, royalties or the laws regulating the mining, production, sale or use of coal. However, if we fail to agree on an adjusted price with our customers under these provisions, the sales orders shall be executed at the PRC market price represented by coking coal spot price of Dalian Futures Exchange. In China, the purchase price of coking coal fluctuated greatly between RMB1,091 (approximately $165) per ton and RMB1,464 (approximately $221) per ton, in the period from January 2018 to December 2018. The purchase price continues to fluctuate due to the demand exceeding supply in the PRC market coupled with import restrictions by the PRC government; however, in 2017 and 2018, the export demand for coking coal produced in the PRC has also increased. The purchase price of coking coal fluctuated greatly between RMB949 (approximately $138.3) per ton and RMB1,361.5 (approximately $206.2) per ton, in the period from January 2017 to December 2017, with a generally increasing trend. The purchase price of coking coal fluctuated greatly between RMB510 (approximately $75.22) per ton and RMB1,177 (approximately $173.61) per ton, in the period from January 2015 to December 2016, with a generally increasing trend. Top quality raw coking coal is critical for us to maintain our operating efficiencies and deliver blended coking coal to our customers which meets their specifications. Since top quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as pig iron, steel and concrete. This may in turn lead to a fall in demand for our products.

We generally have not employed forward contracts or other financial instruments to hedge commodity price risk.

Our annual operating capacity for manufacturing and blending coking coal is 1 million tons. We are currently 1% at capacity. We intend to gradually increase our operating output to reach our capacity, before investing in new equipment to expand our operating capacity.

Inflation

Inflation has not had a material effect on our business because our supply orders and sales orders are both based in RMB, and we do not anticipate that inflation will materially affect our business in the foreseeable future

Seasonality

We believe our operation and sales do not experience seasonality.

Properties and Facilities

Prior to November 2018, our corporate office was located at South Zhonghuan Street 529, C-12, rooms 1204 and 1205, Taiyuan, Shanxi, PRC at 290 square meters, which we had leased for an annual rent of RMB 79,387.50, payable annually, from an unrelated third-party. The term of this lease was from December 1, 2016, and expired on November 30, 2018. We did not seek renewal or extension of the lease term.

In December 2018, our corporate office was located at 8/F, Hongan Building, 84 Jin'an Street, Xiaodian District, Taiyuan, Shanxi, PRC at 67.62 square meters, which we lease for an annual rent of RMB88,000, payable annually, from an unrelated third-party. The term of this lease is from December 1, 2018, to November 30, 2019. The corporate office was used for administrative and executive functions. This space is now used for storage.

Beginning in January 2019, our corporate office is located at T4-1802-1812, Huarun building, No.1 Changxin road, Wanbailin District, Taiyuan, Shanxi, PRC at 816.96 square meters, which we lease for an annual rent of RMB680,000, payable annually, from an unrelated third-party. The term of this lease is from January 11, 2019, to March 31, 2022. The corporate office is used for administrative and executive functions.

We believe our blending and manufacturing facility and our corporate offices are sufficient for our current operation.

Employees

As of the date of this annual report, we had approximately 18 employees, all of which are full-time. There is no labor union. We believe our relations with our employees are good.

Intellectual Property

We do not have any registered patents or other intellectual property and we rely on the confidentiality of our proprietary blending processes in producing a competitive product. We may not be able to maintain the confidentiality of our blending processes.

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

The Coal Industry Law

The Law of the PRC on the Coal Industry (“Coal Industry Law”) was adopted on August 29, 1996, by the Standing Committee of the National People’s Congress (“NPCSC”) of the PRC and was revised in 2009, 2011, 2013, and 2016 respectively. The latest revised Coal Industry Law was effective as of November 7, 2016. According to the Coal Industry Law (revised in 2016), the coal mining enterprise shall gain a production safety license before a coal mine is put into production. Any enterprise that has not gained a production safety license may not be engaged in coal mining production. According to the Coal Industry Law (revised in 2016), coal trading enterprises shall abide by the relevant laws and regulations, improve services and ensure supply. Any illegal marketing activities shall be prohibited.

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

The Measures for the Supervision and Administration of Coal Business Operation

The Measures for the Supervision and Administration of Coal Business Operation (the “Measures”) were promulgated on July 30, 2014, by NDRC, within 30 working days upon completion of registration formalities with the administration authorities for industry and commerce, coal trading enterprises shall submit their relevant information to the departments for supervision and administration of coal business operation at the same levels at their localities for filing. The contents of filing of a coal business enterprise include the enterprise name and the related information on legal representative, domicile, coal storage yard and facilities, and social credit institution where the credit record is established. If there is any change in the contents of filing, the enterprise shall inform the departments for supervision and administration of coal business operation at its locality within 30 working days as of the date of change. Coal trading enterprises shall, in the first quarter of each year, report their operation information for the previous year to the departments for supervision and administration of coal business operation that handle their record-filing formalities. The contents of the report mainly include the implementation of the provisions or standards on coal measurement, quality and environmental protection.

Since Liulin Junhao is a coking coal manufacturing and sales enterprise with the business scope of “coal purchase and sale” which is set forth in its business license, we are not required to obtain any governmental approvals for our products and blending process except for the business license.

Environmental Protection Laws

China has adopted extensive environmental laws and regulations that affect operation of coal production, storage, and transportation. There are national and local standards applicable to emissions control, discharges to surface and subsurface water and the generation, handling, storage, transportation, treatment, and disposal of waste materials. Pursuant to the PRC Environmental Protection Law (Revised in 2014), the competent department of environmental protection under the State Council shall supervise and manage environmental protection work throughout the country in a unified manner. The competent departments of environmental protection of the local people’s governments at the county level or above shall supervise and manage environmental protection work within their respective administrative areas in a unified manner. According to the Measures, any person or entity engaging in coal business operation shall ensure the quality of the coal and promote the environmental protection in conformity with the relevant laws, regulations and rules, coal industry policies and industrial standards. The coal storage yard for coal business operation use shall be scientific and reasonable in layout and conform to the overall plan for land utilization. The coal business operators shall take necessary measures to reduce dust emission in an unorganized manner during the course of coal loading and unloading, storage, processing and transportation.

We have abided by and plan to continue to abide by the relevant PRC environment protection law in our business operation. The Environmental Protection Bureau of Liulin County issued Liulin Junhao a certificate on August 3, 2017 certifying that since January 1, 2015, Liulin Junhao has abided by national and local laws and regulations on environmental protection, there has been no unlawful act in our operation, and that Liulin Junhao has not been subjected to any environmental administrative penalty or complaint. For the fiscal year ended December 31, 2018, Liulin Junhao has not been subjected to any environmental administrative penalty or complaint.

Provisions on Foreign Investment

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the “Company Law,” which was amended and promulgated by the Standing Committee of the National People’s Congress on December 28, 2013, and came into effect on March 1, 2014. In the latest amendment, paid-in capital registration, minimum requirement of registered capital and timing requirement of capital contribution were abolished. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, or “WFOE,” the MOFCOM, and the National Development and Reform Commission, or “NDRC,” promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended from time to time and an amendment was on June 28, 2017, which took effect on July 28, 2017 (“Catalogue (2017)”) and replaced the previous amendment (“Catalogue (2015)”). On June 28, 2018, the MOFCOM and NDRC promulgated the Special Measures for Foreign Investment Access (2018 version), or the “2018 Negative List,” terminating Catalogue (2017). The 2018 Negative List serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The 2018 Negative List divides industries for foreign investment into three categories: encouraged, restricted, and prohibited. Those industries not deemed to be “restricted” or “prohibited” shall be classified as industries permitted for foreign investment. According to the 2018 Negative List, the processing and selling of blending coking coal is neither restricted nor prohibited.

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

PRC Regulation of Intellectual Property Rights

The State Council and the NCAC have promulgated various rules and regulations and rules relating to protection of software in China. Under these rules and regulations, software owners, licensees, and transferees may register their rights in software with Copy Protection Center of China or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

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

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or “Circular 37,” issued by SAFE and effective in July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or “SPV”s, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

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

Regulations Relating to Employment and Social Insurance

Pursuant to the PRC Labor Law effective as of January 1, 1995 (as amended on August 27, 2009), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

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

Regulations on Tax

PRC Enterprise Income Tax Law

In January 2008, the PRC Enterprise Income Tax Law, or the “EIT Law,” took effect (revised and took effect on February 24, 2017). The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. An enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. According to the EIT Law and its implementation regulations, certain high and new technology enterprises which have proprietary intellectual property rights and simultaneously meet the prescribed requirements as stipulated in the implementation regulations of the EIT Law and other relevant regulations are permitted to enjoy a reduced EIT rate of 15%.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementing regulations of the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation, or SAT issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, or Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.”

PRC Value-added Tax Law

Pursuant to the Interim Regulations on Value-added Tax of China, or VAT Regulations which was promulgated by the State Council on December 13, 1993 and became effective as of January 1, 1994 and further amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the last amendment of which became effective on November 19, 2017, all units and individuals engaging in the sale of goods, provision of processing, repair and fitting services, and importation of goods within the territory of China are taxpayers of value-added tax ( or VAT), and shall pay VAT in accordance with the VAT Regulations. According to the VAT Regulations, sales revenues are subject to VAT, and a VAT tax rate at 16% applies to the Chinese enterprises for selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 10% for taxpayers leasing services, or freight, except otherwise specified, or otherwise exempted or reduced according to the VAT Regulations and other relevant regulations. Enterprises that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of taxes payable on the consolidated balance sheets.

We have abided by the relevant PRC tax laws in our operation. The local office of State Administration of Taxation of Liulin County issued Liulin Junhao a certificate dated August 25, 2017, certifying that since January 1, 2015, Liulin Junhao has abided by current national and local laws and regulations on taxation, made timely tax return filings and does not have outstanding tax arrears. For the fiscal year ended December 31, 2018, we believe that Liulin Junhao has abided by current national and local laws and regulations on taxation, made timely tax return filings and does not have outstanding tax arrears.

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

In addition, according to the PRC Social Insurance Law, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing funds.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Jinxuan Coking Coal Limited
Cayman Islands, 2017
Jinxuan JH Limited
British Virgin Islands,2017
100%
100%
Jacqueline GD
International Limited
Hong Kong,2017
Junhau Coking Coal
International Holdings
Limited
Hong Kong,2017
25%
75%
Offshore
Onshore
Shanxin Jinxuan Investment Co. Ltd.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Item 5. Operating and Financial Review and Prospectus—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a Shanxi Province-based manufacturer and supplier currently engaged in distributing and reselling blended coking coal in People’s Republic of China (“PRC” or “China”). The blended coking coal we sell is also known as metallurgical coke, used to produce coke for use mainly in the steel-making process.

We purchase raw materials of various grades in characteristics of coking coal from suppliers such as coal washing plants, which are primarily based in Shanxi Province, China. We use our proprietary electric coking coal blender to blend and manufacture coking coals of various grades in characteristics into a uniform mix based on customer specification. Our customers are all based in the PRC and currently mainly in the Shanxi Province. Some of our customers are resellers of coking coal while others are coke-manufacturers.

Liquidity and Capital Resources

Our net loss for the years ended December 31, 2018 and 2017 were $61,924 and $745,660, respectively. The net cash used in operating activities was $2,217,943 and $875,222 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, we had cash and cash equivalents of $848,522 and our consolidated current assets exceeded its consolidated current liabilities by $456,906.

In assessing our going concern in the next 12 months following the issuance of the financial statements for the years ended December 31, 2018, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating expenditure commitments. We believe that available cash and cash equivalents, the cash provided by operating activities, should enable us to meet anticipated cash needs in the next 12 months after the issuance of the financial statements. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, decreasing operating expense, increasing advance receipts and reducing indirect cost. The continuing financial support from our major shareholders, if necessary, in the near future will also be provided to ensure sufficient working capital. Thus the accompanying consolidated financial statements assuming us will continue as a going concern.

Factors and Trends Affecting Our Financial Performance

We believe that the following factors will affect our financial performance:

Our customer base in Shanxi Province and nearby provinces- Our key customers are mainly coal companies and steel companies that have a steady demand for our blended coking coal which contain moderate level of sulfa to meet stringent environmental requirements. We expect to expand our customer base in the Northern part of China where there is more stringent environmental regulation for coals. Our medium-low sulfur content coking coal meets such stringent environmental regulation and therefore we are confident that we will be able to expand our customer base. The reduced restriction on the industry has positive effect of our business. And the number of our customer has increased significantly in 2018. As we continue to grow business relationships with new customers, we expect we will have more sales and therefore growing revenue.

Access to high quality coking coal raw materials- Our plant is located in Liulin, Shanxi Province, which is accessible to the high quality raw coking coal in Liulin, - an area famed as China’s “King of Coal,” which has higher processing yield and lower processing cost than lower quality raw coking coal. As such, utilizing a greater quantity of high quality raw coking coal enables us to lower our costs and save transportation costs. Therefore, if we fail to secure sufficient amount of high quality coking coal raw materials, we will experience higher production cost and thus lower margin. We are dedicated in securing the raw materials supplies by coal washing plants that come from various mines in Shanxi Province.

PRC coal market’s supply of coking coal raw materials – we rely heavily on the sufficient supply of coking coal raw materials in the PRC market to fulfill our customers’ orders. Therefore, if the PRC market supply of coking coal raw materials decreases or if we are not able to secure sufficient quantity to fulfill our customers’ orders, then we may not be able to generate revenue and may suffer net loss, in addition to potential reputation loss associated with the failure to fulfill customer orders.

Our operation capacity - Our proprietary coking coal-blending machine uses predictive model to blend coking coal based upon customer specification and the various grades of available raw materials, minimizing the quantity of high-quality coking coal needed to produce high quality uniform mix coking coal. The higher the operation capacity, the better cost efficiency and thus higher margin. We expect to increase our operation capacity gradually as our customer base expands, so that our cost efficiency will continue to improve that result in a higher margin.

PRC Government’s Policy on Coal Production, Coal Price, and Steel Production – The PRC government’s policies concerning the coal and steel industries have changed in response to the broader economic circumstances and any supply and demand disequilibrium of the coal and steel industries. Further restrictions on coal production and limitations on coal prices may both increase the cost for our operation. While we have been and believe that we may continue to pass on the increased raw material cost to our customers, steel mills may seek alternative resources in producing coke-replacement products needed in steel making, and thus lower the general demand for coke, and in turn, coking coal. Additionally, any restriction or limitation on steel production may negatively impact the demand for our blended coking coal, which is primarily used to produce the coke used in steel making. While our blended coking coal has medium-low levels of sulfur makes our products more environmentally friendly than high sulfur coking coal, more stringent environmental policy may still negatively impact the demand for our products.

Taxation

The U.S. Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017 may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We do not believe any of our shareholders, or our subsidiaries were CFCs, and there will be no such impact for 2017 Act for the year ended December 31, 2018. We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through our subsidiary in the PRC.

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

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Jacqueline HK and Junhao International are both incorporated in Hong Kong and do not conduct any substantial operations of their own. As such, under the Hong Kong tax laws, both Jacqueline HK and Junhao International are exempted from income tax on their foreign-derived income and are not subject to withholding taxes on remittance of dividends. Since neither Jacqueline HK nor Junhao International have any assessable profits for the year ended December 31, 2018 and 2017, no provision for Hong Kong profits tax has been made in the financial statements. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB nil as of December 31, 2018 and 2017, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

China

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIE, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by Liulin Junhao, our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The effective tax rate of us were (23.0)%, 0% and 25.6% for the years ended December 31, 2018, 2017 and 2016, respectively. As a result, $11,567, $nil and $257,547 income tax expense were recognized for the years ended December 31 2018, 2017 and 2016, respectively.

Economic and Political Risks

Our operations are conducted primarily in the PRC. Accordingly, our business, financial conditions and results may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

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

On December 23, 2018, the State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which On December 23, 2018, the PRC State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

Results of Operations

	For the Years Ended December 31,
	2018	2017
Revenue
- Product sales to third parties	$6,684,112	$79,946
- Agent fee from third parties	37,616	99,811
Total revenue	6,721,728	179,757
Cost of revenue
- Product sales to third parties	5,663,877	99,274
Total cost of revenue	5,663,877	99,274
Gross profit	1,057,851	80,483

Operating expenses
Selling and marketing expenses	355,369	104,730
General and administrative expenses	650,845	722,291
Impairment loss on equipment	17,652	-
Total operating expenses	1,023,866	827,021

Income (Loss) from operations	33,985	(746,538)

Other (expense) income
Total other (expenses) income, net	(84,342)	878

Loss before income tax	(50,357)	(745,660)
Income tax expense	11,567	-
Net loss	$(61,924)	$(745,660)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(35,876)	65,254
Comprehensive loss	$(97,800)	$(680,406)

Revenue

Our revenue for the years ended December 31, 2018 and 2017 were derived from the following sources:

	For the Years Ended December 31,				Variance
	2018	%	2017	%	Amount	%
Product sales to third parties	$6,684,112	99%	$79,946	44%	$6,604,166	8,261%
Agent fee from third parties	37,616	1%	99,811	56%	(62,195)	(62)%
Net Revenue	$6,721,728	100%	$179,757	100%	$6,541,971	3,639%

For the years ended December 31, 2018 and 2017, we generated revenue of $6,721,728 and $179,757 respectively, with an increase of $6,541,971 or 3,639%. This was mainly derived from increase of product sales to third parties of $6,604,166 or 8,261% as compared to the year ended December 31, 2017. In fiscal year 2018, the government deregulated the industry to some extent. As a result, the number of customers increased from 1 in fiscal year 2017 to 12 in fiscal year 2018, and the quantity of coal to product sales increased from 806 tons in in fiscal year 2017 to 85,587 tons in fiscal year 2018.

Cost of revenue

Our cost of revenue for the years ended December 31, 2018 and 2017 were $5,663,877 and $99,274 respectively.

	For the Years Ended December 31,				Variance
	2018	%	2017	%	Amount	%
Coal	$5,005,192	88%	$64,569	65%	$4,940,623	7,652%
Transportation	635,519	11%	4,439	5%	631,080	14,217%
Depreciation	2,295	-%	2,248	2%	47	2%
Labor Cost	3,173	-%	10,679	11%	(7,506)	(70)%
Site Lease	17,698	1%	17,339	17%	359	2%
Total Amount	$5,663,877	100%	$99,274	100%	$5,564,603	5,605%

Our cost of revenue mainly comprised of product costs, depreciation, workers’ wages and site rental fees. Our cost of revenue for the year ended December 31, 2018 was $5,663,877, as compare to $99,274 for the year ended December 31, 2017, an increase of $5,564,603 or 5,605%. This was mainly due to the increase of coal cost of $4,940,623 as compared to the same period of 2017. The increase in the cost was due to the significant increase in our sales for the year ended December 31, 2018.

Gross profit and gross margin

For the year ended December 31, 2018, the total gross profit for our product sales was $1,057,851, and the gross profit margin for our product sales was 15% compared with negative 24% for the year ended December 31, 2017. The increase in gross profit was primarily due to the increase of revenue generated from product sale, the stable production overhead expense as well as the decrease of the labor cost. However, the overall gross margin decreased from 45% in fiscal year 2017 to 16% in 2018 due to the greater proportion of revenue generated from product sale to third party. The portion of agent fee from third parties, which has 100% margin, decreased from 56% of our revenue for the fiscal 2017 to 1% in the fiscal year 2018. For the year ended December 31, 2018, our agent fee decreased mainly due to more efforts were put into our product sale.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2018 and 2017:

	For the Years Ended December 31,				Variance
	2018	%	2017	%	Amount	%

Selling and marketing expenses	$355,369	34%	$104,730	13%	$250,639	239%
General and administrative expenses	650,845	64%	722,291	87%	(71,446)	(10)%
Impairment loss on equipment	17,652	2%	-	-	17,652	N/A
Total Amount	$1,023,866	100%	$827,021	100%	$196,845	24%

Selling and marketing expenses

Our selling and marketing expenses consisted primarily of shipping, handling cost and staff salary relating to selling and marketing. Selling and marketing expenses for the year ended December 31, 2018 was $355,369, or 5% of our total revenue, while selling and marketing expenses for the year ended December 31, 2017 was $104,730, or 58% of our total revenue. The increase of $250,639 was mainly due to the increase of shipping and handling expenses.

General and administrative expenses

General and administrative expenses consisted primarily of staff salaries, audit, legal and financial consulting fee incurred by our general and administrative departments. General and administrative expenses were $650,845 or 10% of total revenue for the year ended December 31, 2018, as compared to $722,291 or 402% of total revenue for the year ended December 31, 2017, a decrease of $71,446 or 10%. The decrease was mainly due to the reduction of professional fee related to listing of the Company.

Impairment loss on equipment

We identified impairment indicators for the coal distributor as of December 31, 2018. The coal distributor is an equipment used for coal blending bought in February 2016, and was not regularly used in the daily manufacture. It is not expect to generate future cash inflow to the Company. Thus we recognized full impairment for the equipment in 2018.

Other income (expense)

Other income mainly represented interest income on bank deposit placed with commercial banks. Other expense mainly included interest expenses on loan from a third party and bank charges.

Net loss

As a result of the foregoing, our net loss for the year ended December 31, 2018 was $61,924 as compared to $745,660 for the year ended December 31, 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following table sets forth key components of our results of operations during the years ended December 31, 2016 and 2017.

	For the years ended December 31,
	2017	2016
Revenue
- Product sales to third parties	$79,946	$16,670,051
- Product sales to a related party	-	2,919,696
- Agent fee from third parties	99,811	-
Total revenue	179,757	19,589,747
Cost of revenue
- Product sales to third parties	99,274	14,405,854
- Product sales to a related party	-	2,794,596
Total cost of revenue	99,274	17,200,450
Gross profit	80,483	2,389,297

Operating expenses
Selling and marketing expenses	104,730	1,121,950
General and administrative expenses	722,291	260,715
Total operating expenses	827,021	1,382,665

(Loss) income from operations	(746,538)	1,006,632

Other income
Total other income, net	878	478
(Loss) income before income tax	(745,660)	1,007,110
Income tax expenses	-	257,549
Net (Loss) income	$(745,660)	$749,561

Revenue

Our revenue in the fiscal years December 31, 2017 and 2016 were derived from the following sources:

	Years Ended December 31				Variance
	2017	%	2016	%	Amount	%
Product sales to third parties	$79,946	44%	16,670,051	85%	(16,590,105)	(100)%
Product sales to a related party	-	-%	2,919,696	15%	(2,919,696)	(100)%
Agent fee from third parties	99,811	56%	-	-%	99,811	N/A
Net Revenue	$179,757	100%	19,589,747	100%	(19,409,990)	(99)%

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

Gross profit and gross margin

For the year ended December 31, 2017, the gross margin for our product sales was negative 24%, mainly due to the Company’s revenue generated from product sale decreased significantly, which are unable to cover the labor cost and production overhead such as depreciation and site lease. The overall gross margin was 45% for the year ended December 31, 2017 compared with 12% for the year ended December 31, 2016. Mainly due to there were agent fee revenues in 2017 with 100% gross margin while our gross margin generated from product sales decreased significantly.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2017 and 2016:

	Years ended December 31,				Variance
	2017	%	2016	%	Amount	%

Selling and marketing expenses	$104,730	13%	1,121,950	81%	(1,017,220)	(91)%
General and administrative expenses	722,291	87%	260,715	19%	461,576	177%
Total Amount	$827,021	100%	1,382,665	100%	(555,644)	(40)%

Selling and marketing expenses

Our selling and marketing expenses consisted primarily of transportation expense. Selling and marketing expenses for the year ended December 31, 2017 were $104,730, or 58% of our total revenue, while selling and marketing expenses for the year ended December 31, 2016 were $1,121,950, or 6% of our total revenue. The decrease of $1,017,220 in selling and marketing expenses for the year ended December 31, 2017 when compared with the fiscal year 2016, was mainly due to our sales decrease and lesser needs for freight-out costs and car rental expense.

General and administrative expenses

General and administrative expenses consisted primarily of staff salaries, audit expense, and legal fee incurred by our general and administrative departments. General and administrative expenses were $722,291, or 402% of total revenue for the year ended December 31, 2017, as compared to $260,715 or 1% of total revenue for the year ended December 31, 2016, an increase of $461,576 or 177%. The increase was mainly due to the professional service fees incurred after we commenced preparation of our listing in 2017.

Other income

Other income represents interest income on bank deposit placed with banks.

Income tax expenses

Income tax expenses was $nil and $257,549 for the year ended December 31, 2017 and 2016, respectively. The decreased mainly due to sharp decrease of our revenue in 2017.

Net loss (income)

As a result of foregoing, our net loss for the year ended December 31, 2017 was $745,660 as compared to net income of $749,561 for the year ended December 31, 2016.

Liquidity and Capital Resources

Working capital

The following table provides the information about our working capital as of December 31, 2018 and December 31, 2017:

	As of December 31,		Variance
	2018	2017	Amount	%

Current assets	$3,712,474	$985,513	$2,726,961	277%
Current liabilities	3,255,568	611,562	2,644,006	432%
Working capital	$456,906	$373,951	$82,955	22%

As of December 31, 2018, we had a working capital surplus of $456,906, an increase of $82,955 or approximately 22% from $373,951 as of December 31, 2017.

Our current assets primarily consisted of cash and cash equivalents, notes receivable, accounts receivable, other receivables, prepayments and other current assets and inventory.

We have historically funded our working capital needs with financing cash flow provided by our shareholders. From time to time, we may explore additional financing sources to develop or enhance our service, fund expansion of our business, respond to market competitions, and acquire or invest in complementary businesses. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders may experience significant dilution, and any new equity securities we issue may have rights, preferences and privileges senior to those of holders of our ordinary shares.

Cash and cash equivalent

As of December 31, 2018, we had cash and cash equivalent of $848,522, an increase of $844,406 from $4,116 as of December 31, 2017, mainly due to net cash provided by financing activities of $2,335,641 and net cash provided by investing activities of $755,581, offset by net cash used in operating activities of $2,217,943.

Summary of cash flows

The following table summarizes our cash flows for the years ended December 31, 2018, 2017 and 2016.

	For the Years Ended December 31,
	2018	2017	2016

Net cash (used in) provided by operating activities	$(2,217,943)	$(875,222)	$1,242,537
Net cash provided by (used in) investing activities	755,581	655,657	(1,189,144)
Net cash provided by (used in) financing activities	2,335,641	166,228	(22,583)
Effect of exchange rate changes on cash and cash equivalents	(28,873)	1,655	(3,103)
Net increase (decrease) in cash and cash equivalents	844,406	(51,682)	27,707
Cash and cash equivalents, beginning balance	4,116	55,798	28,091
Cash and cash equivalents at end of the year	$848,522	$4,116	$55,798

Cash Flow from Operating activities

Net cash used in operating activities was $2,217,943 for the year ended December 31, 2018, an increase of $1,342,721 or 153% from $875,222 for the year ended December 31, 2017.

Net cash used in operating activities for the year ended December 31, 2018 was mainly derived from the net loss of $61,924 and the increase of note receivable of $2,633,621, accounts receivable of $237,358, offsetting by the increase of account payable of $235,170 and other payable of $188,607.

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

Cash Flow from Investing activities

Net cash provided by investing activities was $755,581 for the year ended December 31, 2018, an increase of $99,924 or 15% from cash provided by investing activities of $655,657 for the year ended December 31, 2017, mainly due to the collection of deposit for acquisition from third parties $755,581 in 2018.

Net cash provided by investing activities for the year ended December 31, 2017 was $655,657, an increase of $1,844,801 from cash used in investing activities of $1,189,144 for the year ended December 31, 2016, mainly due to the repayment from a related party and the third parties. We have made advances to third parties and related parties in the year ended December 31, 2016, and such advances were classified as cash flow from investing activity.

Cash Flow from Financing activities

Net cash provided by financing activities for the year ended December 31, 2018 was $2,335,641, an increase of $2,169,413 from $166,228 for the year ended December 31, 2017. We obtained a short term loan from a third party in the amount of $2,336,546 for our operational during the year ended December 31, 2018.

Net cash provided by financing activities for the year ended December 31, 2017 was $166,228, an increase of $188,811 from net cash used in financing activities of $22,583 for the year ended December 31, 2016. We have loans from a third party of $18,183 and a related party of $148,045 for our operational purpose.

Off-Balance Sheet Arrangements

As of December 31, 2018, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

Contractual Obligations

Our leases office premises and a coal yard under the non-cancelable operating lease agreements that expire at December 31, 2022, with an option to renew the lease. Future minimum lease payments under non-cancelable operating leases as of December 31, 2018 were as follows:

Lease commitments

Year ending December 31,
-2019	$105,004
-2020	118,021
-2021	118,021
-2022	43,711
-2023 and thereafter	-
Total	$384,757

For the years ended December 31, 2018, 2017 and 2016, rental expenses under operating leases were approximately $59,414, $70,586 and $19,694, respectively.

Taxation

The U.S. tax Act known as the Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017 may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We did not believe any of our shareholders, or our subsidiaries were CFCs, and there will be no such impact for 2017 Act for the year ended December 31, 2018. Under the current laws of Cayman Islands, we incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

We are incorporated in the Cayman Islands and conduct our primary business operations through our subsidiary and affiliated entities in the PRC. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Jinxuan JH is incorporated in the British Virgin Islands (“BVI”). Under the current law of the BVI, Jinxuan JH is not subject to tax on income or capital gains. Additionally, if dividends are paid by Jinxuan JH to our shareholders, no BVI withholding tax will be imposed.

Jacqueline HK and Junhao International were both incorporated in Hong Kong and do not conduct any substantial operations of our own. Under the Hong Kong tax laws, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax has been made in the financial statements as Jacqueline HK and Junhao International both have no assessable profits for the years ended December 31, 2018.

LiulinJunhao, incorporated in the PRC, is governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC is 25%, and applies to both domestic and foreign invested enterprises. Under the current EIT Law, dividends paid by an FIE to any of our foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to our offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. The effective tax rates of us were (23.0%), 0% and 25.6% for the years ended December 31, 2018, 2017 and 2016 respectively.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded in the provision for income taxes and classified with the related liability on the consolidated balance sheets. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2018 and 2017, and there were no uncertain tax positions as of December 31, 2018,2017 and 2016, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. All tax returns since our inception are still subject to examination by tax authorities. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Critical Accounting Policies, Estimates and Judgments

The discussion of our critical accounting policies contained in Note 3 to our consolidated financial statements, “Summary of Significant Accounting Policies”, is incorporated herein by reference.

Recently issued accounting standards

The discussion of the recent accounting pronouncements contained in Note 3 to our consolidated financial statements, “Summary of Significant Accounting Policies”, is incorporated herein by reference.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our electric, automatic coal-blending machine uses our proprietary software programs to blend coking coal with different characteristics and qualities, based upon customer’s specifications on an order-to-order basis. Our research and development team has developed this electric coal-blending machine along with the requisite software programs, and continues to develop the calibration and predictive models in the software programs. For the years ended December 31, 2018, 2017, and 2016, we did not spend funds on research and development.

D. Trend Information

Industry

In 2017, the annual coking coal production in the global market is approximately 900 million tons, and is anticipated to reach 1.37 billion tons in 2020.

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

Import of blended coking coal to the PRC market from foreign countries is currently limited, comprising of 15% of total coking coal consumption in the PRC in 2018, 8% in 2017, and 11% in 2016. The top two countries that the PRC import from are Australia and Mongolia, making up 50% and 36% of the total PRC import of coking coal in the first nine months of 2016, with the rest imported from Canada, Russia and the US. One of the main reasons for limited import of blended coking coal by PRC coke making companies is currently, a majority of coke making furnaces are specifically designed to receive and utilize coking coal produced in the PRC, and are not able to receive or utilize imported coking coals, which have different characteristics than the PRC coking coals. Currently it is costly to refurbish such furnaces to receive imported coking coal. As such, while furnace refurbish is ongoing, demand for imported coking coal has been slow to grow despite an acute demand in the PRC market for coking coal suitable for producing coke, Generally, the PRC coking coal prices are consistently higher than the import price of coking coal, due to a variety of reasons including but not limited to lower production cost of coal in some of the importing countries. However, PRC coking coal prices are not pegged to the coking coal prices in the global market, and instead is decided by the demand and supply of the PRC market. We believe the import coking coal market does not have a significant impact on our business operation, since we sell our blended coking coal product to Shanxi-based customers who typically source from the other Shanxi-based sellers.

The following is a chart setting forth the comparison of imported coking coal price in both RMB and U.S. dollar denomination (representing global coking coal market price), and the PRC-produced coking coal price (represented by the spot price of coking coal traded through Dalian Futures Exchange) for the years of 2015, 2016, 2017, and 2018:

Month/Year	Import Price ($)	Import Price (RMB)	PRC Price (RMB)
Jan-15	89.70	557.72	727
Feb-15	91.20	570.01	725
Mar-15	87.90	548.65	681
Apr-15	83.50	517.26	663
May-15	82.00	508.57	682
Jun-15	81.80	508.07	678
Jul-15	80.30	498.75	610
Aug-15	78.10	494.14	574
Sep-15	76.60	487.91	571
Oct-15	75.10	476.82	556
Nov-15	70.00	445.84	510
Dec-15	61.70	397.86	555
Jan-16	66.30	435.11	556
Feb-16	67.00	439.08	607
Mar-16	62.80	408.55	643
Apr-16	64.20	415.83	798
May-16	57.90	377.90	683
Jun-16	65.60	431.98	719
Jul-16	69.00	460.70	764
Aug-16	73.50	488.82	860
Sep-16	69.20	461.79	1012
Oct-16	94.20	633.48	1,307
Nov-16	93.50	639.52	1,295
Dec-16	139.50	966.02	1,177
Jan-17	166.60	1,100	1,260
Feb-17	171.30	1,131	1,250
Mar-17	138.60	915	1,235
Apr-17	125.70	830	1,127
May-17	106.00	700	949
Jun-17	118.70	783	1,120
Jul-17	131.24	883	1,344
Aug-17	128.45	848	1,419
Sep-17	125.56	833	1,134
Oct-17	133.95	889	1,064
Nov-17	134.55	889	1,362
Dec-17	135.27	884	1,313
Jan-18	181.89	973.63	1294
Feb-18	186.16	1,057.03	1413
Mar-18	151.21	915.38	1282
Apr-18	136.83	869.14	1158
May-18	113.63	933.64	1239
Jun-18	123.19	937.97	1201
Jul-18	129.54	1,047.87	1198
Aug-18	124.24	1,034.90	1248
Sep-18	121.13	947.27	1272
Oct-18	127.70	950.12	1393
Nov-18	128.11	1,050.29	1330
Dec-18	128.79	703.60	1180

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

Demand for our coking coal and the prices that we will be able to obtain for our coal are closely linked to coke consumption patterns by the PRC domestic steel production industry, which accounted for 50% of 2016, and 50% of 2015 of PRC domestic steel consumption. Demand for our lower sulfur coking coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high sulfur coal.

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

One of the factors that may have a significant impact on the blended coking coal industry is the Shanxi Provincial government’s policy guidelines in consolidating the coal industry in Shanxi to decrease inappropriate extraction and mining, which includes tight regulation and control over the quantity of coal mined and extracted, and the closing and anticipated further closing of smaller coal mining companies. Additionally, there are production restrictions imposed by the various levels of the PRC governments such as at both the PRC national level and the Shanxi provincial level. While the PRC government’s restriction on importation of low quality coal has been in place since July 1, 2017, the restriction is only on low quality coal, and additionally, does not impact importation of coking coal. According to China5e.com, the quantity of imported coking coal increased by 19.4% in the first ten months of 2017 compared to the first ten months of 20164.

3http://finance.sina.com.cn/roll/2016-04-09/doc-ifxrcizs7097665.shtml

4http://www.china5e.com/news/news-1011542-1.htm

Production restrictions imposed at both the PRC national level and the Shanxi provincial level, both imposed based upon environmental concerns related to mining the coal fields, in the first six months of 2017, resulted in the supply of coking coal has decreased by 4%5. Our two major suppliers were significantly affected and responded by securing and prioritizing supply for their bigger customers. As such, we had experienced difficulty in meeting the demand for coking coal of our customers, even though our facility was able to operate at capacity. In 2017, we were only able to source coking coal raw materials sufficient to produce approximately 806 tons of blended coking coal. We expect the production limitation policy to be in place in 2018. We believe that while the production restrictions imposed by the various levels of the PRC governments may have a material impact on our access to suitable sources and quantities of coking coal that we need, the supply and demand will converge closer to an equilibrium in 2018. We anticipate that the quantity of imported coking coal will rise in 2018 to meet the production restrictions imposed by the various levels of the PRC governments.

While we do not currently purchase imported coking coal, we may do so in the future to supplement our coking coal raw materials need. Additionally, in response to the new challenge in the supply of coking coal, we have carried out our new strategy of establishing relationship with new suppliers in the PRC market, and identifying supplier targets in the PRC to merge and/or acquire.

We believe that while uncertainty looms as to the future demand and future supply of coking coal in the PRC market, our location in Liulin, Shanxi and the proximity to other coking coal resellers and coke producing companies, allow us better access to customers of blended coking coal, in addition to price competitiveness due to lower transportation cost (proximity to our customers) and our high-quality blended coking coal is in demand and less likely to be affected by decreased demand in the PRC market, and specifically, in the Shanxi province.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year-ended December 31, 2018 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018.

	Payment Due by Period
	Total	One to three years	Three to five years
	US$	US$	US$
Operating lease commitments	384,757	341,046	43,711

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

5http://www.meitanjianghu.com/Newsc/newsDetailView?userId=&newsId=5fdaf83f-0b46-4f11-adfb-e08220e3d007&isShare=1

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is South Zhonghuan Street 529, C-12, Rooms 1204 and 1205, Taiyuan, Shanxi, the PRC.

Name	Age	Position(s)
Xiangyang Guo	27	Chairman and Director and Chief Executive Officer
Zizhong Qiang	47	Director
Liqin Yang	34	Chief Financial Officer
Jianming Cao	38	Director
Jinwen Liu	51	Director
Bingshan Guo	50	Director

The following is a brief biography of each of our executive officers and directors:

Mr. Xiangyang Guo has served as the Company’s Chief Executive Officer since July 1, 2017, and the Chairman of our board since December 20, 2016. He has also served as Liulin Junhao’s chairman and member of Liulin Junhao’s board since December 20, 2016. Mr. Guo has also been the President of the Supervisory Board of Beijing Jinxuan Investment Co., Ltd., a related party of the Company, since February 2015. Mr. Guo attended Xiamen University and graduated with bachelor degrees in both Management and Law.

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

B. Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2018, we paid an aggregate amount of RMB180,000 (approximately US$27,201) in cash compensation to our directors and executive officers.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended December 31, 2018.

C. Board Practices

Board of Directors

Our board of directors currently consists of five directors. Currently, none of our directors are “independent” as that term is defined in Rule 10A-3 under the Exchange Act, since each of our directors are either executive officers of our Company or Liulin Junhao. Furthermore, our directors are not required to meet the “independence” requirements of Rule 10A-3 under the Exchange Act. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to any separate requirement pursuant to our amended and restated memorandum articles of association, a director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting.

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

Duties of Directors

Subject to the provisions of the Cayman Companies Law, our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. However, to the extent allowed by the Cayman Companies Law, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

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

Our employment agreement with Mr. Xiangyang Guo, our CEO, has a term of January 1, 2017, to December 31, 2019, with an annual salary of $9,000.

Our employment agreement with Ms. Liqin Yang, our CFO, has a term of January 1, 2017, to December 31, 2019, with an annual salary of $4,950.

D. Employees

As of December 31, 2018, we had approximately 18 full time employees, all of which are full-time. There is no labor union. We believe our relations with our employees are good. As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person in the table below is based upon 14,333,334 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of this annual report, we have four shareholders of record holding beneficial ownership of 5% or more, none of which are located in the United States.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Xiangyang Guo(2)	7,200,000	50%
Zizhong Qiang	0	0%
Liqin Yang	0	0%
Jianming Cao	0	0%
Jinwen Liu	0	0%
Bingshan Guo(3)	3,333,334	23%

All directors and executive officers as a group:	10,533,334	73%

5% Shareholders(1):
Haigang Yan(4)	1,333,000	9%
Yonghong Che(5)	1,333,000	9%

(1)	Unless otherwise indicated, the business address of each of the individuals is South Zhonghuan Street 529, C-12, rooms 1204 and 1205, Taiyuan, Shanxi, the PRC.

(2)	Mr. Xiangyang Guo is the 100% owner of Jinxuan GY Limited, which holds 7,200,000 Ordinary Shares.

(3)	Mr. Bingshan Guo is the 100% owner of Jacqueline G.D Limited (“Jacqueline Guo”) that holds 3,333,334 Ordinary Shares.

(4)	Mr. Haigang Yan is the 100% owner of Jinxuan YHG Limited that holds 1,333,000 Ordinary Shares.

(5)	Mr. Yonghong Che is the 100% owner of Jinxuan CYH Limited that holds 1,333,000 Ordinary Shares.

As of the date of this annual report, none of our outstanding Ordinary Shares are held by record holders in the United States. Each ordinary share is entitled to one vote. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Mr. Yonghong Che was the controlling shareholder, director, and general manager of Liulin Junhao prior to February 2015 and one of the principal shareholders of Liulin Junhao from December 31, 2016, to June 19, 2017. Mr. Che is also a 9% beneficial owner of the Company.

Mr. Xiangyang Guo, as the Company’s CEO, director, and chairman of the board, is a related party of the Company.

Mr. Bingshan Guo, as a 23% beneficial owner of the Company, has been a related party of the Company since August 5, 2017.

Hongxing was a related party of Liulin Junhao from March 1, 2015, to December 21, 2016, during which “Beijing Jinxuan” was the 100% owner of Liulin Junhao and Feiyue Mao was the beneficial owner of Beijing Jinxuan and in turn of Liulin Junhao. During the same period and currently, Feiyue Mao was and is a general manager and legal representative of Hongxing.

Related Party Receivables

As of December 31, 2016, the Company had related party receivables of $720,773, $3,861 and $52,364 due from Mr. Yonghong Che, Mr. Jinwen Liu and Hongxing, respectively. The balance due from Mr. Yonghong Che was with respect to loans to Mr. Yonghong Che intended free and payable on demand. As of May 19, 2017, Mr. Yonghong Che has repaid the related party receivables of $720,773 in full, and as of the date of this annual report, there is no related party receivables outstanding from Mr. Yonghong Che. We do not intend to make any related party loans for personal uses in the future. The balance due from Mr. Jinwen Liu as of December 31, 2016 was mainly advance to management for the Company’s operation purpose. The receivables of $52,364 from Hongxing, was the prepayment for the purchase of coal raw materials, and the materials had been delivered to Liulin Junhao in January 2017. The receivables of $52,364 from Hongxing was repaid in June 2017 after netting against our rental payable to Hongxing. There were no related party receivables as of December 31, 2017 and December 31, 2018.

Payables to Related Party

For the year ended December 31, 2015, the Company received a non-interest bearing loan from Mr. Yonghong Che, in the amount of $80,303. The Company repaid $22,583 to Mr. Yonghong Che in the year ended December 31, 2016. As of December 31, 2017, $53,741 was outstanding. As of December 31, 2018 and as of the date of this annual report, $50,996 was outstanding.

For years ended December 31, 2018, 2017 and 2016, the Company received an advance from Mr. Bingshan Guo in the amount of $nil, $222,362 and $nil, for professional service fees on behalf of the Company related to the Company’s IPO in 2017. As of December 31, 2018 and as of the date of this report, $211,005 was outstanding. These amounts were non-interest bearing with no payment terms.

For years ended December 31, 2018, 2017 and 2016, the Company received advance from Mr. Xiangyang Guo of $nil, $153,547 and $nil, mainly for operation purposes. The advances from Mr. Xiangyang Guo are interest free and due on demand. As of December 31, 2018 and as of the date of this report, $145,704 was outstanding.

Related Party Revenues

For the year ended December 31, 2018, 2017, and 2016, the Company recorded revenue of $nil, $nil, and $2,919,696 from Hongxing, a related party of Liulin Junhao between March 1, 2015 to December 31, 2016. The Company had sold blended coking coal products to this related party in its normal course of business on the same terms as those provided to its non-related party clients.

Related Party Purchases

For the year ended December 31, 2018, there was no purchase from the related parties. For the year ended December 31, 2017, Hongxing was no longer the Company’s related party and there was no purchase from Hongxing in the year ended December 31, 2017. For the year ended December 31, 2016, the Company made purchases from Hongxing, for $4,664,452. The Company had purchased coal raw materials in its normal course of business and at arms’ length terms.

Lease

The Company leases production facility and offices from Hongxing. For the year ended December 31, 2018, there was no rent expenses to related party. For the year ended December 31, 2017, Hongxing was no longer the Company’s related party. For the years ended December 31, 2016, the Company paid rent to Hongxing for $19,572. The terms of the lease agreement with Hongxing was at arm’s length. For more details on the terms of the lease, see “Business – Facilities/Property.”

Share Purchase

Feiyue Mao was a related party of Liulin Junhao from March 1, 2015, to December 21, 2016, during which Beijing Jinxuan was the 100% owner of Liulin Junhao and Feiyue Mao was the beneficial owner of Beijing Jinxuan and in turn of Liulin Junhao.

Liulin Junhao paid $767,731 (RMB5 million) in the form of a deposit on August 15, 2017 to Feiyue Mao, pursuant to a Share Transfer Agreement by and between Liulin Junhao and Feiyue Mao (the “Beijing Jinxuan Transfer Agreement”) executed on September 14, 2017, who, as of September 14, 2017, was a 99% equity owner of Beijing Jinxuan. Pursuant to the Beijing Jinxuan transfer Agreement, Liulin Junhao would purchase 99% equity interest in Beijing Jinxuan from Feiyue Mao, for a consideration of $1,216,085 (RMB7.92 million). The remaining $448,354 (RMB2.92 million) would be due upon closing of the transactions underlying the Beijing Jinxuan Transfer Agreement. Following the closing of the transactions underlying the Beijing Jinxuan Transfer Agreement, Liulin Junhao wouldbecome a 99% equity owner of Beijing Jinxuan.

On February 22, 2018, Beijing Jinxuan, Liulin Junhao, and Feiyue Mao, as a 99% equity owner of Beijing Jinxuan, entered into a Termination Agreement pursuant to which the parties terminated the Beijing Jinxuan Transfer Agreement, and agreed that Feiyue Mao shall return the $767,731 (RMB5 million) deposit to Liulin Junhao. The deposit was returned on April 20, 2018.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices — Employment Agreements.”

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

Generally, there is no prior SAFE approval required for remitting dividends of a foreign invested enterprise. According to Circular of Foreign Exchange on Further Facilitating Trades and Investments and Improving Authenticity Check by SAFE, effective as of April 26, 2016, when handling the outward remittance of profits exceeding the equivalent of USD50,000 for an enterprise incorporated in the PRC, a bank shall, based on the truthful transaction principle, review the enterprise’s board resolution on profit distribution (or partners’ resolution on profit distribution) in connection with the remittance, the originally filed tax registration form and financial statements evidencing the profits. Upon completion of the remittance, the bank shall affix the seal and provide endorsement to the original tax registration form stating the actual amount remitted and the date of remittance.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

We filed a Registration Statement on Form F-1 for the sale of up to 1,000,000 Shares of Ordinary Shares, for $0.08 per share, on January 30, 2018, which became effective on March 22, 2018. On September 28, 2018, we completed the sale of 1,000,000 Shares of Ordinary Shares for $0.08 per share. Our Ordinary Shares are not currently quoted on any market, but we are in the process of working with market makers to file an application to OTC Markets Group Inc. for quotation on OTCBB.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC corporate income tax purposes and is generally subject to a uniform 25% corporate income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC corporate income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Liulin Junhao may be subject to corporate income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, or the ‘EIT Law,’ we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations.”

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

PFIC

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we had raised in our IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash we had raised in our IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets during our U.S. federal income taxable year ending December 31, 2018, we do not believe we were a PFIC for such taxable year ending December 31, 2018. We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we had raised in our IPO, together with any other assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Liulin Junhao as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Liulin Junhao, and as a result, we are treating Liulin Junhao as our wholly-owned subsidiary for U.S. federal income tax purposes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we had raised in our IPO. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we had raised in our IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we had raised in our IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

☐	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

☐	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

☐	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are reported in U.S. dollar, and substantially all of our revenue, costs and expenses are denominated in Renminbi. Additionally, our cash and cash equivalents are held in both Renminbi and U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition.

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

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2018, we had U.S. dollar-denominated cash balances of US$848,522. Assuming we had converted the US$4,116 into the Renminbi at the exchange rate of US$1 for RMB 6.5127 as of December 31, 2017, this cash balance would have been RMB 26,806. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB 265 (approximately US$41).

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2018, 2017, and 2016, $848,522, $4,116 and $55,798, respectively, of the Company’s cash were on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	December 31, 2018
Non-derivative financial instruments	Carrying amount		Contractual cash flows		1 year or less
Loan from a third party	RMB	15,461,918	RMB	15,600,000	RMB	15,600,000
	US$	2,252,872	US$	2,272,992	US$	2,272,992

Interest Rate Risk

The interest rate of cash held in bank and deposits was 0.35% per annum for the years ended December 31, 2018, 2017, and 2016. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.44%, 2.0%, 1.6%, and 2.1% in 2015, 2016, 2017, and 2018, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-222784) for our initial public offering of up to 1,000,000 shares of Ordinary Shares, which was declared effective by the SEC on July 3, 2018.

We received net proceeds of approximately US$79,094 from our initial public offering that closed on September 28, 2018 representing 1,000,000 shares of Ordinary Shares. For the period from July 3, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2018, we used our net proceeds in the following aspects, general working capital and equipment maintenance related expenses

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2018, were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, as we do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. The Company plans to remediate this disclosure controls and procedures weakness by engaging third-party external staff with sufficient knowledge of the U.S. GAAP, appointing independent director and an audit committee.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2018 and has identified the following material weaknesses, (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented internal control policies and procedures; and (iii) a lack of independent directors and an audit committee. Our remediating plan includes plans to engage third-party external staff with sufficient knowledge of the U.S. GAAP, appointing independent director and an audit committee.

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

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has not yet established an Audit Committee, and does not have a member that qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F because we are currently not seeking to be listed on a national securities exchange. Additionally, our directors are not required to meet the “independence” requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

The Company adopted a code of ethics as of the date of the filing of their Form F-1 on January 30, 2018 as exhibit 99.1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	For the year ended December 31,
	2017				2018
	(In thousand)
Audit fees (1)	RMB	1,042	US$	160	RMB	971	US$	147
Audit related fees (2)	RMB	-	US$	-	RMB	-	US$	-
Tax fees (3)	RMB	-	US$	-	RMB	-	US$	-
All other fees (4)	RMB	-	US$	-	RMB	-	US$	-
TOTAL	RMB	1,042	US$	160	RMB	971	US$	147

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

Not applicable.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jinxuan Coking Coal Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.		Description
1.1		Amended and Restated Articles of Association dated December 13, 2017 (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
1.2		Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
2.1		Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.1		Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.2		Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.3		English Translation of Lease Agreement with Qidi (Taiyuan) Science & Technology Park dated October 26, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.4		English Translation of Lease Contract with Liulin Hongxing Coking Coal Trade Co. Ltd., dated January 1, 2015 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.5		English Translation of Form of Purchases and Sales Contract of Coal (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.6		English Translation of Form of Supplementary Purchases and Sales Contract of Coal (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.7		English Translation of Form of Coal Sales Contract (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.8		Termination Agreement with Feiyue Mao dated February 22, 2018 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1/A (file No. 333-222784) filed with the Securities and Exchange Commission on March 2, 2018)
4.9		Coal Sales Contract YDY 201811112 by and between Shanxi Yidayang Coal Transportation and Sales Co., Ltd. and Liulin Junhao Coal Coke Trading Co., Ltd date November 11, 2018*
4.10		Coal Sales Contract YDY 201812012 by and between Liulin Junhao Coal Coke Trading Co., Ltd and Shanxi Yidayang Coal Transportation and Sales Co., Ltd. date December 1, 2018*
4.11		Middlings Purchase and Sale Contract YDY-JH20180501 by and between Shanxi Yidayang Coal Transportation and Sales Co., Ltd. and Liulin Junhao Coal Coke Trading Co., Ltd date May 1, 2018*
4.12		Coal Sales Contract by and between Shanxi Yidayang Coal Transportation and Sales Co., Ltd. and Liulin Junhao Coal Coke Trading Co., Ltd date May 1, 2018*
4.13		Coal Sales Contract YDY-JH20180501 by and between Shanxi Yidayang Coal Transportation and Sales Co., Ltd. and Liulin Junhao Coal Coke Trading Co., Ltd date May 1, 2018*
4.14		Coal Sales Contract 5570 0501 by and between Shanxi Yidayang Coal Transportation and Sales Co., Ltd. and Liulin Junhao Coal Coke Trading Co., Ltd date May 1, 2018*
4.15		Coal Sales Contract YDY-JH 20180501_1 by and between Shanxi Yidayang Coal Transportation and Sales Co., Ltd. and Liulin Junhao Coal Coke Trading Co., Ltd date May 1, 2018*
4.16		Coal Sales Contract YDY-JH 20180501_2 by and between Shanxi Yidayang Coal Transportation and Sales Co., Ltd. and Liulin Junhao Coal Coke Trading Co., Ltd date May 1, 2018*
4.17		Coal Sales Contract YDY-JH 20180501_3 by and between Shanxi Yidayang Coal Transportation and Sales Co., Ltd. and Liulin Junhao Coal Coke Trading Co., Ltd date May 1, 2018*
4.18		Coal Purchase and Sale Contract by and between Liulin Zhongxin Solid Waste Recycling Co., Ltd and Liulin Junhao Coal Coke Trading Co., Ltd. date November 09, 2018*
4.19		Coal Sale Contract by and between Xiaoyi Xindafu Trading Co., Ltd. and Liulin Junhao Coal Coke Trading Co., Ltd. date November 09, 2018*
4.20		Financial Advisor Agreement by and between Liulin Junhao Coal Coke Trading Co., Ltd and Guangzhou Jingshi Equity Investment Management Co., Ltd. date December, 2018*
4.21		Washed Coal Processing Agreement by and between Shanxi Fusheng Coal Coke Co., Ltd.and Liulin Junhao Coal Coke Trading Co., Ltd. date June 1, 2018*
4.22		House Leasing Contract by and between Shanxi Yuanxi Cultural Paper Co., Ltd. and Liulin Junhao Coal Coke Trading Co., Ltd. date November 30, 2018*
4.23		Leasing Contract by and between Li Jinliang. and Liulin Junhao Coal Coke Trading Co., Ltd. date January 10,2019*
8.1		List of subsidiaries of the Registrant.*
12.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
99.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
	*	Filed with this annual report on Form 20-F
	**	Furnished with this annual report on Form 20-F
70

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jinxuan Coking Coal Limited

	By:	/s/ Xiangyang Guo
Xiangyang Guo
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

/s/ Liqin Yang
Liqin Yang
Chief Financial Officer
(Principal Accounting and Financial Officer)

Date: April 30, 2019

JINXUAN COKING COAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Jinxuan Coking Coal Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jinxuan Coking Coal Limited (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Beijing, China

April 30, 2019

BEIJING OFFICE • Unit 2419-2422 • Kerry Center South Tower • #1 Guang Hua Road • Chaoyang District, Beijing • 100020

Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumbp.com

JINXUAN COKING COAL LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except shares)

	As of December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$848,522	$4,116
Notes receivable	2,539,309	-
Accounts receivable	228,858	-
Other receivables, net	12,846	882,683
Prepayments and other current assets	2,939	37,889
Subscription receivable	80,000	-
Inventories	-	60,825
Total Current Assets	3,712,474	985,513
Non-current assets
Property and equipment, net	270,814	372,475
Total Assets	$3,983,288	$1,357,988

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$283,311	$59,606
Other payable and accrued expenses	246,002	64,847
Loan from a third party	2,252,872	-
Income taxes payable	65,677	57,459
Amount due to related parties	407,706	429,650
Total Current Liabilities	3,255,568	611,562

Commitments
Shareholders’ equity
Ordinary shares (0.001 par value, 100,000,000 shares authorized, 14,333,334 and 13,333,334 shares issued and outstanding as of December 31, 2018 and December 31, 2017, respectively)	14,333	13,333
Additional paid-in capital	861,301	783,207
Statutory reserve	74,956	74,956
Accumulated deficit	(145,972)	(84,048)
Accumulated other comprehensive loss	(76,898)	(41,022)
Total Shareholders’ Equity	727,720	746,426
Total Liabilities and Shareholders’ Equity	$3,983,288	$1,357,988

See notes to the consolidated financial statements

JINXUAN COKING COAL LIMITED.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Amounts in US$, except shares)

	For the Years Ended December 31,
	2018	2017	2016
Revenue
- Product sales to third parties	$6,684,112	$79,946	$16,670,051
- Product sales to a related party	-	-	2,919,696
- Agent fee from third parties	37,616	99,811	-
Total revenue	6,721,728	179,757	19,589,747
Cost of revenue
- Product sales to third parties	5,663,877	99,274	14,405,854
- Product sales to a related party	-	-	2,794,596
Total cost of revenue	5,663,877	99,274	17,200,450
Gross profit	1,057,851	80,483	2,389,297

Operating expenses
Selling and marketing expenses	355,369	104,730	1,121,950
General and administrative expenses	650,845	722,291	260,715
Impairment loss on equipment	17,652	-	-
Total operating expenses	1,023,866	827,021	1,382,665

Profit (loss) from operations	33,985	(746,538)	1,006,632

Other (expenses) income
Total other (expenses) income, net	(84,342)	878	478

(Loss) income before income tax	(50,357)	(745,660)	1,007,110
Income tax expense	11,567	-	257,549
Net (loss) income	$(61,924)	$(745,660)	749,561
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(35,876)	65,254	(80,262)
Comprehensive (loss) income	$(97,800)	$(680,406)	$669,299

Weighted average number of shares, basic and diluted	13,590,868	13,333,334	13,333,334
Basic and diluted (loss) earnings per share	$(0.005)	$(0.056)	$0.056

See notes to the consolidated financial statements

JINXUAN COKING COAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in US$, except shares)

	Ordinary Shares		Additional Paid-in	Statutory	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	Reserve	(Accumulated Deficit)	(loss) income	Equity

Balance, January 1, 2016	13,333,334	$13,333	$783,207	$-	$(12,993)	$(26,014)	$757,533
Net income	-	-	-	-	749,561	-	749,561
Statutory reserves	-	-	-	74,956	(74,956)	-	-
Foreign currency translation loss	-	-	-	-	-	(80,262)	(80,262)
Balance, December 31, 2016	13,333,334	$13,333	$783,207	$74,956	$661,612	$(106,276)	$1,426,832
Net loss	-	-	-	-	(745,660)	-	(745,660)
Foreign currency translation gain	-	-	-	-	-	65,254	65,254
Balance, December 31, 2017	13,333,334	$13,333	$783,207	$74,956	$(84,048)	$(41,022)	$746,426
Issuance of ordinary shares	1,000,000	1,000	78,094	-	-	-	79,094
Net loss	-	-	-	-	(61,924)	-	(61,924)
Foreign currency translation loss	-	-	-	-	-	(35,876)	(35,876)
Balance, December 31, 2018	14,333,334	$14,333	$861,301	$74,956	$(145,972)	$(76,898)	$727,720

See notes to the consolidated financial statements

JINXUAN COKING COAL LIMITED.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For the Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net (loss) income	$(61,924)	$(745,660)	$749,561
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	68,056	62,602	10,342
Deferred income tax	-	-	4,060
Bad debt provision	75,558	-	-
Impairment loss on equipment	17,652	-	-
Changes in operating assets and liabilities
Accounts receivable	(237,358)	71,012	(72,214)
Notes receivable	(2,633,621)	-	-
Other receivables	24,247	-	-
Inventories	59,862	64,569	(125,299)
Income taxes payable	11,567	(153,213)	212,143
Prepayments and other current assets	34,241	25,668	(63,252)
Accounts payable	235,170	(51,701)	111,018
Other payable and accrued expenses	188,607	(401,390)	451,934
Due from a related party	-	57,743	(55,328)
Due to a related party	-	195,148	19,572
Net cash (used in) provided by operating activities	(2,217,943)	(875,222)	1,242,537
Cash flows from investing activities:
Purchase of property and equipment	-	(215,485)	(190,557)
Collection from a related party	-	740,255	-
Collection from third parties	755,581	871,142	(998,587)
Deposit for acquisition	-	(740,255)	-
Net cash provided by (used in) investing activities	755,581	655,657	(1,189,144)
Cash flows from financing activities:
Repayment to a related party	-	-	(22,583)
Receipt of loan from third parties	2,336,547	18,183	-
Receipt of loan from a related party	-	148,045	-
Payment of shares offering expense	(906)	-	-
Net cash provided by (used in) financing activities	2,335,641	166,228	(22,583)
Effect of exchange rate changes on cash and cash equivalents	(28,873)	1,655	(3,103)
Net increase (decrease) in cash and cash equivalents	844,406	(51,682)	27,707
Cash and cash equivalents at beginning of year	4,116	55,798	28,091
Cash and cash equivalents at end of year	$848,522	$4,116	55,798
Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$153,213	$50,359
Non-cash financing activity
Subscription receivable	$(80,000)	$-	$-

See notes to the consolidated financial statements

JINXUAN COKING COAL LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except shares)

NOTE 1. BUSINESS DESCRIPTION

Organization and description of business

Jinxuan Coking Coal Limited (“Jinxuan” or the “Company”), through its subsidiaries, is currently engaged in distributing and reselling blended coking coal in People’s Republic of China (“PRC” or “China”).

Jinxuan is a limited company established under the laws of the Cayman Islands on February 24, 2017. The authorized number of ordinary shares was 50,000 shares with par value of $1 each. 50,000 ordinary shares were issued at par value, equivalent to share capital of $50,000. Mr. Xiangyang Guo (“Mr. Guo”), the sole director of the Company, is the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company. On July 30, 2017, the Company effected a 1-for-2,000 stock split of its ordinary share, after which the authorized number of ordinary shares became 100,000,000 shares with par value of $0.001.

The PRC operating company, Liulin Junhao Coal Trade Co. Ltd. (“Liulin Junhao” or “WOFE”) was incorporated as a PRC entity pursuant to PRC law on October 16, 2012 by two former shareholders. On February 26, 2015, the 100% ownership interest of Liulin Junhao was transferred to Beijing Jinxuan Investment Co., Ltd (“Beijing Jinxuan”). On December 20, 2016, four individuals, including Mr. Guo, entered into a share transferring agreement with Beijing Jinxuan to acquire 100% of the ownership of Liulin Junhao (the “share transferring transaction”). The share transferring transaction was closed at the end of business on December 31, 2016 and as a result, the controlling shareholder, Mr. Guo, held controlling interest of Liulin Junhao on January 1, 2017. On April 25, 2019, the shareholders of Liulin Junhao. consented to changing the company’s name to Shanxi Jinxuan Investment Co. Ltd., effective immediately.

Reorganization

During 2017, in anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization (“the Reorganization”) and became the ultimate holding company of Jinxuan JH limited (“Jinxuan JH”), Junhao Coking Coal International Holding Limited (“Junhao International”), Jacqueline G.D International Limited (“Jacqueline G.D”) and Liulin Junhao, which were all controlled by the same shareholders after Mr. Guo held controlling interest of Liulin Junhao on January 1, 2017.

Details of the subsidiaries of the Company are set out below:

Subsidiaries	Date of incorporation	Place of Incorporation	Percentage of ownership	Principal activity
Jinxuan JH	March 20, 2017	British Virgin Islands	100	Investment holding
Jacquline G.D	January 10, 2017	Hong Kong	100	Investment holding
Junhao International	April 10, 2017	Hong Kong	100	Investment holding
Liulin Junhao	October 16, 2012	PRC	100	Distribution and resell of coal

On August 5, 2017, as a result of the Reorganization, there were 13,333,334 ordinary shares issued and outstanding, and the Reorganization was accounted for as a recapitalization.

The Company believes it is appropriate to reflect the Reorganization on a retroactive basis similar to stock split pursuant to ASC 260. The Company, together with its wholly-owned subsidiaries Jinxuan JH, Jacquiline G.D, Junhao International and Liulin Junhao were effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered under common control after Mr. Guo obtained controlling interest of Liulin Junhao on January 1, 2017 and was accounted for similar to the pooling method of accounting as of then.

On September 28, 2018, the Company offered 1,000,000 ordinary shares at a fixed price of $0.08 per share, par value $0.001 per share. At the completion of this offering, there is 14,333,334 shares of ordinary shares issued and outstanding. The gross proceeds from this offering is $80,000, which is received in January 2019. The net proceeds from this offering, after deducting the offering expenses paid by the Company of $906 is $79,094.

NOTE 2. LIQUIDITY

The Company’s net loss for the years ended December 31, 2018 and 2017 were $61,924 and $745,660, respectively. The net cash used in operating activities were $2,217,943 and $875,222 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, the Company had cash and cash equivalents of $848,522 and the Company’s consolidated current assets exceeded its consolidated current liabilities by $456,906.

In assessing its going concern in the next 12 months following the issuance of the financial statements for the year ended December 31, 2018, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating expenditure commitments. The Company believes that available cash and cash equivalents, the cash provided by operating activities, should enable the Company to meet anticipated cash needs in the next 12 months after the issuance of the financial statements. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, decreasing operating expense, increasing advance receipts and reducing indirect cost. The continuing financial support from the Company’s major shareholders, if necessary, in the near future will also be provided to ensure sufficient working capital. Thus the accompanying consolidated financial statements assuming the Company will continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”)

(b) Use of estimates

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

(c) Foreign currency translation and transactions

The functional currency of Liulin Junhao is Renminbi (“RMB”), and PRC is the primary economic environment in which the Company operates.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company prepared using RMB are translated into Company’s reporting currency, the United States Dollar (“U.S. dollar” or “US$”). Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity.

The exchange rates applied are as follows:

	December 31,
	2018	2017
RMB exchange rate at balance sheet dates	6.8632	6.5127

	The Years Ended December 31
	2018	2017	2016
Average exchange rate for the year	6.6174	6.7547	6.6423

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The source of the exchange rates is generated from People's Bank of China.

(d) Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2018, and 2017, cash was $848,522 and $4,116, respectively.

(e) Notes receivables

Notes receivables represent bank's acceptance bills that were received from customers in the ordinary operation of business, and bank's acceptance bills are due within one year or less.

(f) Accounts receivable and other receivables, net

Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. During the years ended December 31, 2018, 2017 and 2016, there were no allowance for doubtful accounts from accounts receivable; the allowances for doubtful accounts from other receivables were $72,852, nil and nil, respectively.

(g) Property and equipment, net

The Company states property and equipment at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets with 0% to 5% residual value.

Estimated useful lives of property and equipment:

Useful Life
Vehicles	4 years
Machinery	10 years
Furniture	5 years
Building	20 years
Leasehold improvement	Shorter of the remaining lease terms or estimated useful life

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of operations. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and betterment to equipment are capitalized.

(h) Revenue recognition

On January 1, 2018, the Company adopted ASC Topic 606, “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption did not result in a material adjustment to the accumulated deficit as of January 1, 2018. In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Accordingly, revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 have not been adjusted and continued to be presented under ASC topic 605 (“ASC 605”), Revenue Recognition. There was no material impact on its financial statements and disclosures in the periods after adopting ASC 606.

The Company’s revenues are derived principally from sales of coke coal and coal sales agent services. Commencing on January 1, 2018, the Company recognizes revenue in accordance with ASC 606 and revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Coke coal sales revenue

The Company has the right to receive the consideration by providing agreed quantity and quality coal to the customers, and the price for the product is fixed. The Company is a principal because the Company controls the promised goods (coke coal) before the Company transfers the goods to the customer. And there are no other parties involved for the obligation to provide the goods to the customer. There is no variable consideration and non-cash consideration agreed with customer. The transaction price is fixed and allocated to the delivery of goods, the only performance obligation. The revenue is recognized when the Company satisfied its performance obligation by transferring the promised goods to the customer with agreed point of time, fixed price and location.

Coal sales agent services revenue

When serving as an agent, the Company signed contracts with supplier and customer separately. The Company’s obligation is to provide the specified services to arrange for the supplier to provide those goods to the customer. When the Company satisfies the performance obligation, the Company recognizes revenue in the amount of the fee to which it expects to be entitled in exchange for arranging for the supplier to provide its goods. The Company’s fee is the net amount of consideration that the Company retains after paying the supplier the consideration received in exchange for the goods to be provided by the supplier. Also, the supplier assumes the Company’s performance obligations and contractual rights in the contract signed with customer so that the Company is no longer obliged to satisfy the performance obligation to transfer the promised good to the customer. The contracts with coal sales agent service customers have specific prices and terms for the service provided. The revenue is recognized upon the services of delivery of coke coal to a customer.

Contract costs

For the year ended December 31, 2018, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Contract balances

The Company evaluates overall economic conditions, its working capital status and customer specific credit and negotiates the payment terms of a contract with individual customer on a case by case basis in its normal course of business.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be realized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers. The Company does not have advances from customers as of December 31, 2018.

For contracts without a full or any advance payments required, the Company bills the customers any unpaid contract price immediately upon satisfaction of the related performance obligations when revenue is recognized, and the Company normally receives payment from customers within 90 days after a bill is issued.

The Company does not have any contract assets (unbilled receivables) since revenue is recognized when control of the promised goods or services is transferred and the payment from customers is not contingent on a future event.

(i) Cost of revenue

Cost of revenue mainly comprised of raw material costs, inbound freight charges and production costs, depreciation, workers’ wages and site lease.

(j) Shipping and handling costs

The Company expenses the shipping and handling costs in conjunction with sale of its products as incurred and the shipping and handling costs is included as part of selling and marketing expenses. Total shipping and handling costs were $290,130, $89,027 and $1,112,599 for the years ended December 31, 2018, 2017 and 2016, respectively.

(k) Taxation

a)	Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts a teach period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company is required to file its income tax return with Cayman Island and its subsidiaries located in BVI, Hong Kong, and PRC are required to file tax return with BVI, Hong Kong and PRC respectively.

b)	Value added tax (“VAT”)

Sales revenues are subject to VAT. The VAT rate is 16% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 10% for taxpayers leasing services, or freight, except otherwise specified.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of taxes payable on the consolidated balance sheets. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

c)	Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded in the provision for income taxes and classified with the related liability on the consolidated balance sheets. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2018 and 2017, and there were no uncertain tax positions as of December 31, 2018, 2017 and 2016. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

(l) Comprehensive income (loss)

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

(m) Fair value of financial instruments

The Company’s financial instruments consist principally of cash and cash equivalents, notes receivable, accounts receivable, other receivables, and accounts payable. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

(n) (Loss) earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

(o) Impairment of long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. The impairment loss of long-lived assets were $17,652, nil and nil for the years ended December 31, 2018, 2017 and 2016, respectively.

(p) Recently issued accounting standards

FASB Accounting Standards Update No. 2016-02

In February 2016, the FASB issued new lease accounting guidance ASU No. 2016-02, “Leases” (“ASU 2016-02”), as amended by ASU 2018-10, “Codification Improvements to Topic 842, Leases” and ASU 2018-11, “Leases (Topic 842): Targeted Improvements.” Under the new guidance, at the commencement date, lessees will be required to recognize a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new guidance is not applicable for leases with a term of 12 months or less. Lessor accounting is largely unchanged. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company adopted the amendments in these ASUs on January 1, 2019 using the modified retrospective transition approach provided by ASU No. 2018-11. The adoption did not result in a material adjustment to the Company’s accumulated deficit as of January 1, 2019. Based on the Company’s current office space lease agreements as of December 31, 2018, the amounts of the right-of-use asset and related lease payment liability recognized on January 1, 2019 is approximately $345,000.

NOTE 4. ACCOUNT RECEIVABLES

Account receivable consisted of the following:

	As of December 31,
	2018	2017
Receivable from product sales	$228,858	$-
Total	$228,858	$-

As of December 31, 2018, accounts receivable of $228,858 was from our product sales to third parties and are non-interest bearing.

NOTE 5. OTHER RECEIVABLES, NET

Other receivables consisted of the following:

	As of December 31,
	2018	2017
Rental deposit	$7,712	$8,126
Due from third parties	77,986	865,081
Input VAT	-	9,476
Total other receivables	85,698	882,683
Less: Provision for doubtful accounts	(72,852)	-
Other receivables, net	$12,846	$882,683

As of December 31, 2018, amounts due from third parties mainly consist of loans to third parties. As of December 31, 2018, the Company evaluates the collectability of loan to third parties and recorded an allowance of $72,852 for doubtful accounts.

On February 22, 2018, Beijing Jinxuan, Liulin Junhao, and Mr. Feiyue Mao, as a 99% equity owner of Beijing Jinxuan, entered into a termination agreement pursuant to which the parties terminated the Beijing Jinxuan Transfer Agreement, and agreed that Mr. Feiyue Mao shall return the $755,581 (RMB5 million) deposit paid by the Company in 2017 to Liulin Junhao in April 2018. The deposit was collected on April 20, 2018.

NOTE 6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2018	2017
Prepayments for inventory	$463	$487
Prepaid rental	-	37,402
Others	2,476	-
Total	$2,939	$37,889

NOTE 7. INVENTORIES

Inventory relates to clean coal and raw coal targeted for resell, which consisted of the following:

	As of December 31,
	2018	2017
Clean coal	$-	$45,426
Raw coal	-	15,399
Total	$-	$60,825

NOTE 8. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2018	2017
Vehicles	$189,167	$199,348
Machinery	6,268	24,541
Furniture	12,123	12,775
Leasehold improvement	27,894	29,398
Building	173,388	182,721
Less: accumulated depreciation	(138,026)	(76,308)
Property and equipment, net	$270,814	$372,475

Depreciation expense was $68,056, $62,602 and $10,342, respectively, for the years ended December 31, 2018, 2017 and 2016.

The net book value of the unused coal distributor was fully impaired as of December 31, 2018 as it is not expected to generate future cash flow to the Company. The coal distributor is a machine used for coal blending manufacture was bought in February 2016, and was not regularly used in the daily manufacture. An impairment loss of $17,652 was recognized in the statements of operations for the year ended December 31, 2018.

NOTE 9. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31,
	2018	2017
Payable to suppliers	$282,596	$59,606
Others	715	-
Total	$283,311	$59,606

NOTE 10. OTHER PAYABLE AND ACCRUED EXPENSES

Other payable and accrued expenses consisted of the following:

	As of December 31,
	2018	2017
Accrued payroll	$1,940	$12,470
Other tax payable	82,606	-
Other payable	161,455	52,377
Total	$246,001	$64,847

As of December 31, 2018, other tax payable of $82,606 primarily include unpaid value-added tax, personal Income Tax and other taxes.

As of December 31, 2018, other payable of $161,455 primarily consist of unpaid rental fees and interest-free loans of $119,478 (RMB820,000) that matured on December 31, 2018. On January 1, 2019 such interest-free loans were renewed with mature date of December 31, 2019.

NOTE 11. LOAN FROM A THIRD PARTY

	As of December 31,
	2018	2017
Principle of loan from a third party	$2,185,569	$-
Accrued interest payable	67,303	-
Total	$2,252,872	$-

During the year ended December 31, 2018, the Company borrowed a loan from a third party in the amount of $2,185,569 (RMB 15,000,000) with an interest rate of 4% per annum. The term of the loan was from March 25, 2018 to March 24, 2019. Interest shall be paid together with the principle on the due date. The interest payable as of December 31, 2018 was $67,303. On March 14, 2019, the loan principal and interests were fully repaid.

NOTE 12. TAXATION

a)	Enterprise Income Taxes

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

Jacqueline G.D and Junhao International were both incorporated in Hongkong and do not conduct any substantial operations of its own. Under the Hong Kong tax laws, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hongkong profits tax has been made in the consolidated financial statements as Jacqueline G.D and Junhao International both have no assessable profits for the year ended December 31, 2018.

Liulin Junhao, incorporated in the PRC, is governed by the enterprise income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC is 25%, and applies to both domestic and foreign invested enterprises. The effective tax rate of the Company were (23.0) %, 0% and 25.6% for the years ended December 31, 2018, 2017 and 2016, respectively.

The components of the income tax expenses for the years ended December 31, 2018, 2017 and 2016 are as follows

	The Years ended December 31,
	2018	2017	2016
Current income tax provision	$11,567	$-	$253,489
Deferred income tax provision	-	-	4,060
Total	$11,567	$-	$257,549

Reconciliation of the income tax expenses at the PRC statutory EIT rate of 25% for the years ended December 31, 2018 and 2017 and the Company’s effective income tax expenses is as follows:

	The Years ended December 31,
	2018	2017	2016
(Loss) income before income taxes	$(50,357)	$(745,660)	$1,007,110
Statutory EIT rate	25%	25%	25%
Income tax (benefit) expense computed at statutory EIT rate	(12,589)	(186,415)	251,778
Reconciling items:
International tax rate differential	46	-	-
Non-deductible expenses	132,498	57,401	5,771
Valuation allowance change	(108,388)	129,014	-

Income tax expense	$11,567	$-	$257,549
Effective tax rate	(23.0)%	-%	25.6%

b)	Deferred Tax

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. Significant components of deferred tax assets were as follows:

	For the Fiscal Years Ended December 31,
	2018	2017
Net operating loss carry forwards	$-	$129,014
Allowance for doubtful accounts	18,213	-
Impairment expenses	4,255	-
Deferred tax assets, gross	22,468	129,014
Less: Valuation allowance	(22,468)	(129,014)
Deferred tax assets, net	$-	$-

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Due to the Company's history of recurrent losses, the management did not expect the Company will generate enough profit to utilize the DTA in the future. Accordingly, a full deferred tax asset valuation allowance has been provided. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Valuation allowances decreased by $106,546 in 2018, and increased by $129,014 in 2017.

c)	Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2018 and 2017, and there were no uncertain tax positions as of December 31, 2018 and 2017.

d)	Value-added Tax

PRC Value-added Tax

Liulin Junhao is the operating entity who provided services in China and therefore is subject to a Chinese value-added tax (“VAT”). Revenue represents the invoiced value of goods delivered net of a VAT. The application tax rate is 16% for selling product and 10% for freight. Furthermore, accrued VAT payables are subject to a 6% surcharges, which includes urban maintenance and construction taxes and additional education fees.

NOTE 13. ORDINARY SHARE

On September 28, 2018, the Company offered 1,000,000 ordinary shares at a fixed price of $0.08 per share, par value of $0.001 per share. At the completion of this offering, there are 14,333,334 shares of ordinary shares issued and outstanding. The 1,000,000 shares were issued to 30 individuals. As of December 31, 2018, the gross proceeds from the shares issuance of $80,000 were recorded as subscription receivable, which were received in January 2019.

NOTE 14. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other parties or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

a)	The table below summarizes the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Mr. Bingshan Guo	Director
Mr. Xiangyang Guo	CEO, director and chairman of the board of the Company
Mr. Yonghong Che	9% beneficial owner of the Company

b) During the periods presented, the details of the related party balances and transactions were as follows:

Amount due to related parties:

	As of December 31,
	2018	2017
Mr. Bingshan Guo	$211,005	$222,362
Mr. Xiangyang Guo	145,704	153,547
Mr. Yonghong Che	50,996	53,741
Total	$407,706	$429,650

During 2017, Mr. Bingshan Guo paid the professional service fees for initial public offering on behalf of the Company, these amounts were non-interest bearing with no payment terms. Mr. Xiangyang Guo and Mr. Yonghong Che provided interest-free loans to the Company. On December 31, 2018, the related parties agreed with the Company to extend the maturity day to December 31, 2019.

Transaction:

1.	Sales to a related party

	The Years ended December 31,
	2018	2017	2016
Liulin Hongxing Coking Coal Trade Co., Ltd. (“Hongxing”)	$-	$-	$2,919,696
Total	$-	$-	$2,919,696

Hongxing was no longer the Company’s related party from December 31, 2016 as the Company was no longer under common control with Hongxin since 2017.

During the year ended December 31, 2016, the Company sold coking coal to Hongxing, which mainly engaged in coal washing plant and coal reselling. Prices and terms for all the sales transactions were determined based on the prevailing market prices.

2.	Purchase from a related party

	The Years ended December 31,
	2018	2017	2016
Hongxing	$-	$-	$4,664,452
Total	$-	$-	$4,664,452

During the year ended December 31, 2016, the Company purchased high sulfur coking coal from Hongxing. The price and terms of the purchase were determined based on the prevailing market prices.

3.	Lease from a related party

During the year ended December 31, 2016, the Company leased a coal yard from Hongxing, under the non-cancelable operating lease agreement that expires at December 31, 2020. The lease is on a fixed payment basis, with a five years leasing term and has no contingent rentals. Expenses from this lease recorded during the year ended December 31, 2018, 2017 and 2016 were as below:

	The Years ended December 31,
	2018	2017	2016
Hongxing	$17,698	$19,246	$19,572
Total	$17,698	$19,246	$19,572

4.	Loan provided by related parties

	The Years ended December 31,
	2018	2017	2016
Related party paid on behalf of the Company for operations:
Mr. Bingshan Guo	$-	$195,148	$-
Loan provided by related parties to the Company:
Mr. Xiangyang Guo	-	148,045	-
Hongxing	-	-	19,572
Total	$-	$343,193	$19,572

NOTE 15. CONCENTRATION AND RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and other receivables. As of December 31, 2018, and 2017, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in Mainland China, which management believes are of high credit quality.

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

Concentration of customers

The following tables summarized the information about the Company’s concentration of customers for the years ended December 31, 2018, 2017 and 2016, respectively:

	Year Ended December 31,
	2018	2017	2016
Customer
A	33%	*	13%
B	17%	*	*
C	14%	*	*
D	11%	*	*
E	*	46%	*
F	*	54%	*
G	*	*	48%
H	*	*	15%
I	*	*	14%

Accounts receivable from customer D accounts for 93% of the Company’s total accounts receivable as of December 31, 2018. No other customer accounts for more than 10% of the total accounts receivable as of December 31, 2018 and 2017.

Concentration of suppliers

The following tables summarized the information about the Company’s concentration of suppliers for the years ended December 31, 2018, 2017 and 2016, respectively:

	Year Ended December 31,
	2018	2017	2016
Supplier
J	60%	*	*
K	16%	*	*
L	*	*	72%
H	*	*	28%

Accounts payable to supplier M and N account for 65% and 35% of the Company’s total accounts payable as of December 31, 2018. Supplier O accounted for 100% of our accounts payable as of December 31, 2017.

* Less than 10%.

NOTE 16. COMMITMENTS

The Company leases office premises and a coal yard under the non-cancelable operating lease agreements that expire at December 31, 2022, with an option to renew the lease. Future minimum lease payments under non-cancelable operating leases as of December 31, 2018 were as follows:

Lease commitments
Year ending December 31,
-2019	$105,004
-2020	118,021
-2021	118,021
-2022	43,711
-2023 and thereafter	-
Total	$384,757

For the years ended December 31, 2018, 2017 and 2016, rental expenses under operating leases were $59,414, $70,586 and $19,694, respectively.

NOTE 17. SUBSEQUENT EVENTS

The Company’s management has performed subsequent events procedures through the date the consolidated financial statements are issued. There were no subsequent events requiring adjustment or disclosure in the consolidated financial statements except for those disclosed in Note 1, 10, 11 and 13 to the financial statements.

