Form 20-F
period 2019-12-31
Jinxuan Coking Coal Ltd
filed 2020-04-29
CIK 1715194

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Xiangyang Guo, Chief Executive Officer

Jinxuan Coking Coal Limited

Taiyuan, Shanxi, China

Taiyuan, Shanxi, PRC

+ 86 – 351 – 7020402

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.001	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 14,333,334 Ordinary Shares, par value US$0.001 per share, as of December 31, 2019.

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

Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report

Yes ☐ No ☒

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“BVI” are to British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“Exchange Act” are to the Securities Exchange Act of 1934;

•	“fiscal year” are to the period from January 31 of each calendar year to December 31 of the following calendar year;

•	“GAAP” are to generally accepted accounting principles in the United States, or U.S. GAAP;

•	“IPO” or “Offering” are to the initial public offering by the Company of up to 1,000,000 Ordinary Shares, par value $0.001 per share, at $0.08 per share;

•	“Jacqueline HK” are to Jacqueline G.D International Limited, our wholly owned subsidiary incorporated in Hong Kong which holds 25% of Shanxi Jinxuan’s equity interest;

•	“Junhao HK” are to Junhao Coking Coal International Holding Limited, our wholly owned subsidiary incorporated in Hong Kong which holds 75% of Shanxi Jinxuan’s equity interest;

•	“Jinxuan BVI” are to Jinxuan JH Limited, a limited company formed in British Virgin Islands, our British Virgin Islands subsidiary;

•	“Shanxi Jinxuan” or “WFOE” are to Shanxi Jinxuan Investment Co., Ltd., (previously named Liulin Junhao Coal Trade Co. Ltd.), a wholly owned PRC subsidiary of the Company;

•	“OTC” are to OTC Markets Group, Inc.;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“Securities Act” are to the Securities Act of 1933;

•	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms are to the Securities Exchange Commission;

•	“Shares” or “Ordinary Share” are to our Ordinary Shares, par value $0.001 per share;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our,” “Company,” or similar terms are to Jinxuan Coking Coal Limited, a Cayman Islands company.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2019, 2018, and 2017.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.9762 to US$1.00, the noon buying rate in effect on December 31, 2019, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 29, 2020, the noon buying rate was RMB7.0704 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements relating to:

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of China’s branded long-term apartment rental industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the years ended December 31, 2019, 2018, 2017 and 2016, and balance sheet data as of December 31, 2019, 2018, 2017 and 2016. Our selected statements of operations data for the years ended December 31, 2019, 2018 and 2017, and selected consolidated balance sheets information as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected statements of operations data for the year ended December 31, 2016 and selected consolidated balance sheets information as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table sets forth the selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2019, 2018, 2017 and 2016.

Selected Statements of Operations Information:

	For Year ended December 31,	For Year ended December 31,	For Year ended December 31,	For Year ended December 31,
	2019	2018	2017	2016
	US$	US$	US$	US$

Statements of Comprehensive Income (Loss) Data:
Revenue	$6,385,992	$6,721,728	$179,757	$19,589,747
Cost of revenue	3,984,493	5,663,877	99,274	17,200,450
Gross profit	2,401,499	1,057,851	80,483	2,389,297
Selling and marketing expenses	497,198	355,369	104,730	1,121,950
General and administrative expenses	652,667	650,845	722,291	260,715
Impairment loss on equipment	-	17,652	-	-
Profit (loss) from operations	1,251,634	33,985	(746,538)	1,006,632
Net other (expense) income	(12,143)	(84,342)	878	478
Income (loss) before income tax	1,239,491	(50,357)	(745,660)	1,007,110
Income tax expense	292,956	11,567	-	257,549
Net income(loss)	946,535	(61,924)	(745,660)	749,561
Foreign currency translation (loss) gain	(21,436)	(35,876)	65,254	(80,262)
Comprehensive income (loss)	925,099	(97,800)	(680,406)	669,299

Basic and dilutive earnings(loss) per share	0.066	(0.005)	(0.056)	0.056

Selected Consolidated Balance Sheets Information:

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
	US$	US$	US$	US$

Statements of Financial Position Data:
Cash and cash equivalents	115,440	848,522	4,116	55,798
Total assets	9,616,490	3,983,288	1,357,988	2,239,495
Total shareholders’ equity	1,652,819	727,720	746,426	1,426,832
Current liabilities	7,866,964	3,255,568	611,562	812,642
Total liabilities	7,963,671	3,255,568	611,562	812,642

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are received, and substantially all of our expenses are paid, and denominated in RMB. Capital accounts of our condensed financial statements are translated into U.S. dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the period. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Period Ended December 31(1)	Average(2)
2015	6.4778	6.2869
2016	6.9430	6.6549
2017	6.7547	6.6423
2018	6.8632	6.6174
2019	6.9762	6.8985
2020 (through April 29, 2020)	7.0704	7.0022
May 31, 2019	6.8992	6.8524
June 30, 2019	6.8747	6.8820
July 31, 2019	6.8841	6.8752
August 31, 2019	7.0879	7.0214
September 30, 2019	7.0729	7.0785
October 31, 2019	7.0533	7.0702
November 30, 2019	7.0298	7.0177
December 31, 2019	6.9762	7.0128
January 31, 2020	6.8876	6.9172
February 29, 2020	7.0066	6.9923
March 31, 2020	7.0851	7.0119
April 29, 2020	7.0704	7.0692

(1)	The exchange rates reflect the noon buying rate in effect in New York City for cable transfers of RMB as released by the People’s Bank of China.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business and Industry

Our limited operating history makes evaluating our business difficult.

We were formed in in 2012 and started generating revenue in the year ended December 31, 2015. Thus, our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance, and prospects. We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that we may not be able to:

☐	restore and maintain profitability;
☐	preserve our leading position in the market of high-quality blended coking coal;
☐	acquire and retain customers;
☐	attract, train, motivate, and retain qualified personnel;
☐	keep up with evolving industry standards and market developments;
☐	successfully implement our marketing and growth strategy;
☐	respond to competitive market conditions;
☐	maintain adequate control of our expenses;
☐	manage our relationships with our suppliers and customers; or
☐	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We may incur losses, negative cash flows from operating activities, or negative working capital in the future. If we are not able to stay profitable or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

For the years ended December 31, 2017 and 2018, we recorded a net loss of $745,660 and $61,924, respectively. For the year ended December 31, 2019, we recorded a net income of $946,535 because of the increase in our revenue and gross profit. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to a history of operating loss in 2017 and 2018, the numerous risks and uncertainties associated with our business, we may not be able to stay profitable in the long-term after 2019.

In addition, our net cash provided by operations for the year ended December 31, 2019 was $827,020, net cash used in operations for the year ended December 31, 2018 was $2,217,943. Net cash provided by operating activities for the year ended December 31, 2019 was mainly derived from the net income of $946,535, and the increase of accounts payable of $4,198,587, notes payable of $1,833,744, offsetting by the increase of accounts receivable of $6,132,590. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” Although we have improved the liquidity position and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

If we are unable to stay profitable or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

Our consolidated financial statements for each of the three years ended December 31, 2019, 2018 and 2017 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

We are primarily a holding company and depend on distributions from our subsidiaries to meet our financial obligations.

We own Shanxi Jinxuan, whose former name is Liulin Junhao, directly through Jinxuan BVI. Our operations are conducted exclusively through Shanxi Jinxuan, in which we own 100% of the equity interest at the date of this annual report. The operations of Shanxi Jinxuan are our sole source of revenues. We have no operations independent of those of Shanxi Jinxuan. As a result, we are dependent upon the performance of Shanxi Jinxuan and will be subject to the financial, business, and other factors affecting such subsidiary as well as general economic and financial conditions. As substantially all of our operations are conducted through our subsidiary, we are dependent on the cash flow of our subsidiary to meet our obligations.

Because virtually all of our assets are held by Shanxi Jinxuan, the claims of our shareholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of such subsidiary. In the event of a bankruptcy, liquidation or reorganization of the Company, our assets and those of our subsidiaries’ will be available to satisfy the claims of our shareholders only after all of Shanxi Jinxuan’s liabilities and obligations have been paid in full.

Our future operating results have been and may continue to be affected by fluctuations in the prices of or blended coking coal. We may not be able to pass on cost increases to customers.

We are subject to short-term volatility in the prices of blended coking coal. Our operating profits may be negatively affected by fluctuations in the price of blended coking coal. We may not be able to pass the increased cost of blended coking coal in the future. This may adversely affect our gross margins and profitability. Our sales agreements with customers generally contain provisions that permit the parties to adjust the contract price of the blended coking coal upward or downward at specified times or if market spot price of coking coal fluctuates significantly. However, in the event that blended coking coal we sourced for specific customers increased to such extent and we fail to agree on a price with our customer under these provisions or otherwise pass on cost increases to the customers, many agreements permit customers to terminate the contract or refuse to buy all of the quantities contracted for. Market prices for blended coking coal fluctuate in most regions in China. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as iron, steel and concrete. This may in turn lead to a fall in demand for our products.

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

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Xiangyang Guo, our CEO, and Yajun Shi, our CFO, who are responsible for the development and implementation of our business plan. The loss of the services of Xiangyang Guo, our CEO, and Yajun Shi, our CFO, for any reason could significantly adversely impact our business and results of operations. Competition for senior management and in the coal industry in the PRC is intense and the pool of qualified candidates is limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

A significant portion of our revenue is concentrated on a few large customers, and we do not have long-term customer supply agreements with our key customers and rely upon our longstanding relationship with them. If we lose one or more of our customers, our results of operations may be adversely and materially impacted.

For the year ended December 31, 2019, we served 2 customers, Shanxi Meijin Jiaohua Co., Ltd. (“Meijin”) and Shanxi Meijin Jiaohua Yangqu Co., Ltd (“Meijin Jiaohua”), consisting of 99% and 1% of our sales revenue, respectively. For the year ended December 31, 2018, four customers, Shanxi Meijin Wuzi Supply Co., Ltd.(“Meijin Wuzi”), Shanxi Hongyao Kesheng Trading Co., Ltd. (“Hongyao”), Shanxi Chuangli Trading Co., Ltd (“Chuangli”) and Meijin Jiaohua, consisted of 33%, 17%, 14% and 11% of our sales revenue, respectively. For the year ended December 31, 2017, we served two customers, Shanxi Jinquan Energy Co. Ltd and Liulin County Xin’an Yuanda Coking Coal Co. Ltd, consisting of 54% and 46% of our sales revenue, respectively. As a consequence, we may have large amounts of collectibles from these large customers. Additionally, all of our customers send us supply orders specifying the characteristics of blended coking coals that they require, and we supply them on an order-to-order basis without long-term supply agreements. If we lose one or more large customers like these, our sales revenue will decrease and our financial condition and results of operations may be materially adversely impacted.

We had sourced blended coking coal primarily from a supplier. If we lose the supplier, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the year ended December 31, 2019, we sourced all of our coking coal from one supplier, Liulin Xin’an Yuanda Coal Co., Ltd (“Xin’an Yuanda” or “Partner Manufacturer”). For the year ended December 31, 2018, we sourced 60% of our coking coal raw materials from one supplier, 16% of our coking coal raw materials from a second supplier, and the rest from several other suppliers. For the year ended December 31, 2017, we did not source raw coking coal from our suppliers and relied upon our raw coking coal reserves. If we lose one or more suppliers and are unable to swiftly engage new suppliers, our production operation may continue to be disrupted and/or suspended, and we may not be able to deliver finished products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers and we are actively identifying and discussing with supplier targets to merge and/or acquire, there is no guarantee that we will be able to locate appropriate new suppliers and/or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

We have one steady supplier, but in the event that we lose the supplier, or that the supplier is no longer able to source us the blended coking coal we need, our results of operations may be adversely and materially impacted.

For the year ended December 31, 2019, we found a reliable supplier that provided all of the blended coking coal we sourced. Because we are a comparatively smaller customer, the supplier we source from may choose to prioritize supply for other larger customers. While our supplier is able to prioritize our orders, we cannot guarantee we will not encounter this in the near future, in which case, our operations will be disrupted and our revenues significantly and adversely impacted.

Increases in transportation costs could make our operations less competitive and result in the loss of customers.

Coal distributors depend upon rail, barge, trucking, overland conveyor, and other systems to deliver coal to markets. We typically transport blended coking coal from our suppliers, and as such, increases in transportation costs will lead to less competitive pricing for blended coking coal products. Additionally, since we arrange to transport blended coking coal to our customers from our supplier’s facilities to the point of use, any disruption of these transportation services because of weather-related problems, strikes, lock-outs, or other events could temporarily impair our ability to supply coal to customers and thus could adversely affect our results of operations. For example, the high volume of raw coal shipped from all Shanxi Province mines could create temporary congestion on the rail systems servicing that region. If transportation for blended coking coal becomes unavailable or uneconomic for our customers, our ability to sell blended coking coal could suffer.

We may not be able to meet quality specifications required by our customers and as a result could incur economic penalties or cancelled agreements which would reduce our sales and profitability.

Most of blended coking coal sales agreements contain provisions requiring us to deliver coking coal meeting quality thresholds for certain characteristics such as sulfur content, ash content, volatility and ash fusion temperature. If we are not able to deliver products that meet these specifications, because, for example, a supplier fails to produce blended coking coal of the proper quality, we may incur economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts.

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

Imported coking coal consisted of 24%, 15%, and 8% of total coking coal consumption in the PRC in 2019, 2018, and 2017 , respectively, and imported coking coal is increasingly used to bridge the supply and demand gap in the PRC market. Other than regulatory factors, the main obstacle to the slow growth of imported coking coal in the PRC is that the majority of coke making furnaces are configured to receive only coking coal with characteristics specific to the coking coal produced in the PRC, and re-configuration cost of the furnaces for them to receive imported coking coal is currently high. If more furnaces undergo re-configuration and new furnaces are put in use, imported coking coal may increasingly make up the coking coal consumption in the PRC. More inflow of imported coking coal may result in lower prices for our products and/or reduced quantities in demand for our products.

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

Our results of operations are substantially dependent upon the prices we receive for our coking coal. The price for coking coal in the PRC market ranged from RMB928 ($137.39) to RMB1,528 ($226.21) per ton in the year of 2017. The price for coking coal in the PRC market ranged from RMB1,091 ($165) to RMB1,464 ($221) per ton in the year of 2018. The price for coking coal in the PRC market ranged from RMB1,138 ($165) to RMB1,438 ($208)  per ton in the year of 2019. Those prices depend upon factors beyond our control (some of which are described in more detail in other risk factors below), including:

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

Fluctuating coking coal prices in the PRC may impose significant challenges for us to adjust our operation and production to meet the demands of our customers and ensure our access to blended coking coal, and may materially adversely affect our operating results and cash flows.

Lower demand for coking coal by PRC steel producers would reduce our revenues and could further reduce the price of our coking coal.

We distribute coking coal that is used by PRC coke manufacturers to supply to the PRC steel industries. Any deterioration in conditions in the PRC steel industry, including the demand for steel and the continued financial viability of the industry, would reduce the demand for our coking coal. In addition, foreign steel industry increasingly relies on processes to make steel that do not use coke, such as electric arc furnaces or pulverized coal processes. If this trend becomes more popular in the PRC, the amount of coking coal that we sell and the prices that we receive for it may decrease, thereby reducing our revenues and adversely impacting our earnings.

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

We are subject to extensive regulation by China’s national, provincial, county, and local authorities in jurisdictions in which our products are sold, regarding the storage and distribution of our product, such as the environment protection laws, the tax laws, and the labor contract laws. See “Item 4. Information on the Company – B. Business Overview—Regulations.”

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

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks, rumors or threats of war, actual conflicts involving China or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of our products to our customers, decreased sales of coal and extensions of time for payment of accounts receivable from customers. Strategic targets such as energy-related assets may be at greater risk of terrorist attacks than other targets. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. Any, or a combination, of these occurrences could have a material adverse effect on Shanxi Jinxuan’s business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC. Natural disasters may give rise to server interruptions to construction business as well as adversely affect our ability to operate our production facility. In recent years, there have been outbreaks of epidemics in China and globally, such as the coronavirus at the end of 2019, H1N1 flu, avian flu or another epidemic. Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations.  Such outbreaks could significantly impact the construction and transportation industries, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Taiyuan city, where our management and employees currently reside and our facilities locate. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Taiyuan or cause travel restriction in or out of Taiyuan city or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Subsequent to December 31, 2019, COVID-19 has spread rapidly to the other parts of China and around the world. The governments of many countries around the globe have adopted measures to control the spread of the COVID019, including quarantines, travel restrictions, and temporary closure of stores.

All of our revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may have material negative impact on our total revenues, collectability of receivables, and other financial position or results of operations. Our business has been impacted by the COVID-19 in a few ways, including but not limited to, temporary closure of business, limited business hours, and restrictions on our employees’ ability to travel and/or visit clients and partners for a prolonged period of time. We have been closely monitoring the impact of COVID-19 on macro economy and coking coal industry in general, as well as the extent to which COVID-19 impacts our business, results of operations and financial condition. However, the extent of impact of COVID-19 on our business for the fiscal year ended December 31, 2020 cannot be estimated with confidence at this time.

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

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. As we are an offshore holding company of our PRC subsidiary, the majority of our net revenues are received in RMB. Similarly, as our operation is primarily based in the PRC and our suppliers are primarily based in Shanxi Province presently, most of our future payments are also likely to continue to be in the form of RMB  . As such, we believe restrictions on the transfer of cash into and out of China, as well as on the exchange of currency will not materially impede our ability to use cash in our operations. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC (“SAFE”) by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the repayment of loans denominated in foreign currencies. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the overseas investment registrations by the beneficial owners of our company who are PRC residents.

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

We have urged our current shareholders who are PRC residents to make the necessary applications, filings, and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. We cannot, however, provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registration or comply with other requirements of Circular 37 or other related rules. Further, we cannot assure you that our future ultimate shareholders who are PRC residents will provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on Shanxi Jinxuan’s ability to pay dividends or make distributions to us and on our ability to increase our investment in Shanxi Jinxuan.

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

Sales of substantial amounts of our Ordinary Shares in the public market after the consummation of our initial public offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. As of December 31, 2019 and as of the date of this annual report, we have 14,333,334 Ordinary Shares outstanding that are available for sale subject to certain restrictions  . Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

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

We do not currently have independent audit or compensation committees  . As a result, the board of directors has the ability, among other things, to determine their own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

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

Our Ordinary Shares represent equity interests and are subordinate to existing and future indebtedness.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands on February 24, 2017. Our PRC operating company, Shanxi Jinxuan, was incorporated as a PRC entity pursuant to PRC law on October 16, 2012. Pursuant to PRC laws, each entity formed under PRC law shall have a certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, Shanxi Jinxuan’s business scope is to engage in distributing and reselling of coking coal, its main operation.

We were incorporated by our controlling shareholder Mr. Xiangyang Guo. We directly hold 100% of the equity interests of Jinxuan BVI, a limited company formed in the British Virgin Islands in 2017. Jinxuan BVI holds 100% of the equity interests of each of Jacqueline HK, a limited liability company established in Hong Kong in 2017, and Junhao HK, a limited liability company established in Hong Kong in 2017. Jacqueline HK holds a 25% equity interest in Shanxi Jinxuan, and Junhao HK holds a 75% equity interest in Shanxi Jinxuan. Neither Jacqueline HK nor Junhao HK has any business operation other than being a pass-through entity and holding the 25% and 75% equity interests in Shanxi Jinxuan, respectively.

On December 31, 2016, Mr. Xiangyang Guo acquired 72% of the equity interests in Shanxi Jinxuan and became its controlling shareholder. Between June 19, 2017 and August 5, 2017, we acquired 100% of the equity interests of Shanxi Jinxuan, through a series of transactions with the then shareholders of Shanxi Jinxuan, including Mr. Xiangyang Guo. More specifically, on June 19, 2017, Junhao HK acquired the 75% equity interest of Shanxi Jinxuan, and Merit Sky Holding Limited, a Hong Kong limited company then controlled by Mr. Bingshan Guo, acquired the 25% equity interest of Shanxi Jinxuan (which was subsequently transferred to Jacqueline HK on July 16, 2017).

As such, our controlling shareholder Mr. Xiangyang Guo has had a controlling ownership interest in Shanxi Jinxuan since January 1, 2017.

Our principal executive offices are located at T4-1802-1812, Huarun building, No.1 Changxin road, Wanbailin District  , Taiyuan, Shanxi, PRC, and our phone number is + 86–351–7020402. We maintain a corporate website at http://www.bestjxjm.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

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

B. Business Overview

Through Shanxi Jinxuan, our operating company, we are a Shanxi Province-based distributor and seller of blended coking coal, also known as metallurgical coke, that is primarily used to produce coke. Coke produced by coking facilities is used mainly in the steel-making process by steel mills. We provide two types of services, namely blended coking coal distribution services and agent services to our customers. Prior to the fiscal year ended December 31, 2019, we were a manufacturer and supplier of blended coking coal. We started generating revenue in the year ended December 31, 2015. For the year ended December 31, 2017, revenue from blended coking coal was $79,946 and 44% of our revenue, and revenue from agent fee from third parties was $99,811 and 56% of our revenue. For the year ended December 31, 2018, revenue from blended coking coal was $6,684,112 and 99% of our revenue, and revenue from agent fee from third parties was $37,616 and 1% of our revenue. For the year ended December 31, 2019, revenue from blended coking coal was $5,219,06and 82% of our revenue, and revenue from agent fee from third parties was $1,166,929 and 18% of our revenue.

For our blended coking coal distribution services, we distribute blended coking manufactured by Liulin Xin’an Yuanda Coal Co., Ltd. ("Xin'an Yuanda" or "Partner Manufacturer") to customers. In September 2019, we entered into a cooperation agreement (the “Cooperation Agreement”) with Xin’an Yuanda through our subsidiary Shanxi Jinxuan, pursuant to which Xin’an Yuanda shall produce blended coking coal according to our instructions and under our supervision. Our technical personnel directs the mixing ratio of the products on site and supervises the entire blending process. Pursuant to the Cooperation Agreement, Xin’an Yuanda purchases raw coal according to our specifications, provides coal washing and blending plants, provides manufacturing facilities, and operates such facilities. We obtain ownership of the blended coking coal after the blending process completes. Therefore, we act as the principal and recognize revenue in the amount of total consideration charged to customers, upon the completion of our performance obligation. The Cooperation Agreement is a framework agreement which remains effective for one year since September 26, 2019.

The products we distribute are batches of blended coking coal of a uniform mix that conform to our customers’ specifications. This is achieved by the proprietary electric coking coal blender that our Partner Manufacturer uses in blending and manufacturing coking coal raw materials of various grades and characteristics into the specified uniform mix.

For our agent services, we accept orders from our customers, purchase blended coking coal that meets the specific requirements of the customers, and hire third-party carriers to deliver blended coking coal products to the premises of our customers. We sign contracts with customers, suppliers and carriers separately. Unlike with respect to our Partner Manufacturer, we do not provide instructions to or supervise the manufacturing process of the suppliers we cooperate with for our agent services.

Our current customers are coke producing companies based in the Shanxi Province.

Our revenue is primarily generated through sales of blended coking coal based upon customer specifications. For the year ended December 31, 2019, 2018, and 2017, we generated revenue of $6,385,992, $6,721,728, and $179,757 in the aggregate, respectively, with $1,166,929, $37,616, and $99,811 generated from agent fee from third parties. For the year ended December 31, 2019, 2018, and 2017, we produced and sold a total of 36,845, 85,587, and 806, tons of coking coal, respectively. Our net income for the year ended December 31, 2019, was $946,535, net loss for the year ended December 31, 2018 was $61,924, and net loss for the year ended December 31, 2017 was $745,660. We incurred profit from our operations of $1,251,634 in the year ended December 31, 2019, income from our operations of $33,985 in the year ended December 31, 2018, and losses from our operations of $746,538 in the year ended December 31, 2017. All of the blended coking coal we sourced for the year ended December 31, 2019 and all of our raw materials, various grades of coking coal, for the years ended December 31, 2018 and 2017 were from suppliers based in Shanxi Province, the PRC. For the year ended December 31, 2019, our revenue from agent fees from third parties was $1,166,929, or 18%. For the year ended December 31, 2018, our revenue from agent fees from third parties was $37,616, or 1%. For the year ended December 31, 2017, our revenue from agent fees from third parties was $99,811, or 56% of our revenue. See more detailed information in “Item 5. Operating and Financial Review and Prospects – D. Trend Information” in this annual report.

Marketing, Sales, and Customer Contracts

As of December 31, 2019, we maintained our marketing and sales forces with two employees. We focus on meeting the needs and specifications of our customers rather than just focusing on generating more revenue. As such, our marketing efforts are centered on customer needs and requirements. By offering coking coal in grades of specific qualities of heat content, sulfur and ash, and other characteristics relevant to our customers, we are able to serve a diverse customer base.

We serve a limited number of customers and our top customers are a few coking coal resale companies and coke producing companies. For the year ended December 31, 2017, we served two customers, Shanxi Jinquan Energy Co. Ltd and Xin’an Yuanda, consisting of 54% and 46% of our sales revenue, respectively. For the year ended December 31, 2018, we served four customers, Meijin Wuzi, Hongyao, Chuangli, and Meijin Jiaohua, consisting of 33%, 17%, 14% and 11% of our sales revenue, respectively. For the year ended December 31, 2019, we served two customers, Meijin and Meijin Yangqu, consisting of 99% and 1% of our sales revenue, respectively. We usually supply our customers a certain quantity of blended coking coal, during a one-month term, for a fixed price, pursuant to a form of sales order entered into in the ordinary course of business. When market volatility is significant, we will supply blended coking coal on an adjusted price agreed by our customers. In the event we cannot agree on an adjusted price with our customer, the spot price of coking coal on the Dalian Futures Exchange will be used. Customer orders also typically contain provisions requiring us to deliver blended coking coal that meets quality thresholds for certain characteristics such as sulfur content, ash content, volatility and ash fusion temperature. We believe we are not dependent upon these customers and will be able to find new customers swiftly on commercially reasonable terms because, with Shanxi Province being the largest coke producing province in the PRC market, our location’s proximity to coke producing companies enable us to better access the market, build customer relationships, and swiftly transport and supply the blended coking coal needed by our customers.

Competition

Virtually all of blended coking coal sales are in the PRC market. Our major competitors are PRC-based companies that sell or provide blended coking coal to coke manufacturing facilities. We primarily compete with Shanxi Coking Coal Group Co., Ltd. and Shanxi Lasen Energy Co., Ltd., both of which are located in Shanxi Province. Some of our competitors are coke manufacturing companies with coking coal blending operations, such as Shanxi Coking Coal Group, who are much larger than us in operation and sales revenue, have greater financial capabilities and longer operating history. The principal factors on which we compete are coal prices, coal quality and characteristics, transportation costs, customer relationships and the reliability of supply. The demand for coking coal is significantly dependent on the general economy in the PRC and the PRC domestic demand for steel.

Suppliers

For the year ended December 31, 2019, we relied on one supplier, our Partner Manufacturer, for blended coke coal needed for us to fill the orders of our customers. For the year ended December 31, 2018, we relied on four suppliers and our raw coking coal reserves to provide us with the raw coking coal needed for us to fill the orders of our customers, Xiaoyi Xindafu Trading Co., Ltd. which provided 60% of our raw materials, Shanxi Yidayang Coal Transportation Co. Ltd which provided 16% of our raw materials, and the remaining 24% provided by two other coking coal suppliers. For the year ended December 31, 2017, we did not source raw coking coal from our suppliers and relied upon our raw coking coal reserves.

We are located in Shanxi Province, a region with many suppliers who have access to various coal mining fields in Shanxi, a region with relatively abundant coal reserves. As of the date of this report, we are solely dependent on one supplier, our Partner Manufacturer, for blended coking coal. While we believe that we are able to establish relationship with alternative suppliers on commercially reasonable terms in a relatively short period of time if we stop sourcing blended coking coal from our Partner Manufacturer for any reason, in the event that we fail to do so, our results of operations and financial position may suffer.

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

Our Strategies

Our long-term object is to establish our company as the regional leader in the coking coal industry while continuing to expand our supplier and customer base. Our key strategies to achieve this objective are described below:

•	Between 2020 2021, we plan to expand our customer base to the nearby provinces of Hebei and Shandong. We also plan to acquire additional suppliers as well as coal washing plants that have existing coke plants customers to expand both our suppliers and customer base.

•	Between 2022 and 2023, we plan to continue to grow our company, and collaborate with regional futures exchange to establish a one-stop industry park that encompasses production, trade, logistics and financing in the coking coal industry. We also plan to establish a coking coal e-commerce platform that allows participants in the coking coal industry to engage in online commerce, financing and investment of coking coal derivative products.

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

We currently distribute, market and transport blended coking coal with specific characteristics that meet the specifications of each of our customers, by sourcing blended coking coals from our Partner Manufacturer with the various grades in characteristics, such as heat value, sulfur content, ash and moisture content, strength and volatility.

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

According to a report on PRC coking coal issued by Changjiang Securities Co., Ltd. dated September 11, 2018, the identified coal reserves in the PRC consist of a majority of gas coal (1/3 of which is coking coal), while coking coal and fat coal constitute 23% and 13% of the coal reserves in China, respectively. China’s identified coking coal reserves amounts to 280,360 million tons, constituting 13% of the world’s coking coal reserves. Approximately 80% of coking coal resources in the PRC considered easy to mine, i.e. buried within 1 km underground, are located in Shanxi Province and Guizhou Province. Shanxi Province has identified 169.46 billion tons of coking coal in their reserves, accounting for 56% of the national coking coal reserves; 33.16 billion tons of which are obtainable, accounting for 51.3% of all obtainable coking coal in the country. The coking coal identified as well as obtainable in Shanxi Province’s ranks first in the PRC. The provinces ranked second, third, fourth, and fifth in identified coking coal reserves are Anhui Province with 23.62 billion tons, Shandong Province with 17.27 billion tons, Guizhou Province with 9.96 billion tons, and Heilongjiang Province with 9.82 billion tons.

Coking coal, especially high-quality coking coal is an important material for steel production. However, coking coal, especially high-quality coking coal has become a scarce resource in the PRC due to inappropriate mining or extraction where exhaustive mining has continued for quite some time, and high-quality coals were extracted and utilized as low-quality coals. Because of the scarcity of the coking coal resource, high-quality coking coal sometimes need to be imported from other countries. In 2019, Mongolia was China’s largest coking coal import supplier, accounting for 10.9% of annual coking coal consumption in the PRC market.

The qualities of extracted coking coal in the PRC vary significantly from region to region, and from mine to mine. Coking coal with less than 1 percent sulfur content is generally considered high-quality coking coal, and the coal reserve in the PRC has a limited quantity of identified high-quality coking coal, especially outside of the Shanxi Province. Coking coal extracted from the Shanxi Liulin region is generally high-quality coking coal with low ash and sulfur content, while the No.4 Coking Coal of Central Hedong Coalfield, in the Shanxi Liulin region, is a rare type of high-quality coking coal. The raw materials used by our Partner Manufacturer are mainly sourced from Shanxi Liulin mines.

We require our Partner Manufacturer to source and produce with coking coal raw materials with less than 1 percent sulfur content, and it is able to consistently produce blended coking coal with an approximately 0.8% sulfur content. According to the coal quality classification of People’s Republic of China, a sulfur content of 0.71-0.95% is classified as medium-lower-sulfur coal.

Pricing and Backlog

To date, we price blended coking coal on an order-to-order basis, based on Dalian Futures Exchange’s coking coal spot price, adjusted for both the qualities and characteristics of coking coal raw materials used for each order, and the qualities and characteristics of blended coking coal products. We sell blended coking coal primarily to coke making facilities on an as-needed basis. Due to the variability and fluctuation of the PRC market price of blended coking coal, we enter into fixed term and fixed price sales orders that allow price adjustment. Our sale contracts are usually for a period of three months and we typically do not have long-term sales contracts, but we intend to maintain close business relationships with our major customers. Our sales orders with customers generally contain provisions that permit the parties to adjust the contract price of the blended coking coal upward or downward with the fluctuation of PRC market prices of raw coking coal, represented by the coking coal spot price of Dalian Futures Exchange. For example, we may adjust these contract prices because of increases or decreases in the price of raw coal from our suppliers, general inflation or deflation, or changes in the cost of producing blended coking coal caused by such things as changes in taxes, fees, royalties or the laws regulating the mining, production, sale or use of coal. However, if we fail to agree on an adjusted price with our customers under these provisions, the sales orders shall be executed at the PRC market price represented by coking coal spot price of Dalian Futures Exchange. In China, the purchase price of coking coal fluctuated greatly between RMB1,138 ($165) per ton and RMB1,438 ($208) per ton, in the period from January 2019 to December 2019, with an increase trend. The purchase price of coking coal fluctuated greatly between RMB1,091 (approximately $165) per ton and RMB1,461 (approximately $221) per ton, in the period from January 2018 to December 2018. The purchase price of coking coal fluctuated greatly between RMB949 (approximately $138.3) per ton and RMB1,361.5 (approximately $206.2) per ton, in the period from January 2017 to December 2017, with a generally increasing trend. Top quality raw coking coal is critical for us to maintain our operating efficiencies and deliver blended coking coal to our customers which meets their specifications. Since top quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as pig iron, steel and concrete. This may in turn lead to a fall in demand for our products.

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

Properties and Facilities

Prior to January 2019, our blending and manufacturing facility was located inside the Hongxing’s plant in Liulin County, 6,889.04 square meter (74,153 square feet). We subleased three offices, and additional land to house our blending facility from Hongxing, for an annual rent of RMB 130,000 payable annually, with a term from January 1, 2015, to December 31, 2020. The production and operation of our company was carried out in the blending and manufacturing facility. Pursuant to our lease agreement with Hongxing, the lease agreement may be terminated by either Hongxing or us, with written notice to the other party three months in advance, and the terminating party shall pay the other party a termination fee in the amount of RMB 65,000 (approximately $9,750), which is 10% of the total rent amount for the entire lease term from January 1, 2015 to December 31, 2020. We elected to terminate the agreement in January 2019 and changed our business address.

Our office is located at T4-1802-1812, Huarun Building, No.1 Changxin road, Wanbailin District, Taiyuan, Shanxi, at 816.96 square meters, which we lease for an annual rent of RMB 680,000, payable annually, from an unrelated third-party. The term of this lease is from January 11, 2019, to March 31, 2022.

We believe our office is sufficient for our current operation.

Employees

As of the date of this annual report, we had approximately 15 employees, all of which are full-time. There is no labor union. We believe our relations with our employees are good.

Intellectual Property

We do not have any registered patents or other intellectual property and we rely on the confidentiality of our proprietary blending processes in producing a competitive product  . We may not be able to maintain the confidentiality of our blending processes.

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

Regulations related to blended coking coal operation

Blended coking coal products are subject to price supervisions by the relevant PRC government bodies pursuant to the Law of the PRC on the Coal Industry (Revised in 2016) (the “Coal Industry Law”). Our distribution and sale of blended coking coal is subject to the supervision and administration of relevant PRC government bodies pursuant to the Coal Industry Law.

The Coal Industry Law

The PRC Coal Industry Law was adopted on August 29, 1996, by the Standing Committee of the National People’s Congress (“NPCSC”) of the PRC and was revised in 2009, 2011, 2013, and 2016 respectively. The latest revised Coal Industry Law was effective as of November 7, 2016.

The Coal Industry Law also provides that the price administration department under the State Council, together with the department in charge of the coal industry under the State Council and other relevant departments, shall have the power to exercise supervision and control over the price of coal, that the quality of coal supplied to customers by coal mining and coal trading enterprises shall meet the national or trade standards and the quality of a specific type of coal shall match its grade and price, and that unified control shall be maintained over the import and export of coal in accordance with the relevant regulations of the State Council according to the Coal Industry Law.

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

As a distributor of coking coal, we do not import raw materials, nor do we export our products, and therefore we are not subject to the relevant production and/or export and import quotas. Our sales orders and supply orders are executed with prices that abide by the relevant rules and guidance.

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

We have abided by and plan to continue to abide by the relevant PRC environment protection law in our business operation. The Environmental Protection Bureau of Liulin County issued Shanxi Jinxuan a certificate on August 3, 2017 certifying that since January 1, 2015, Shanxi Jinxuan has abided by national and local laws and regulations on environmental protection, there has been no unlawful act in our operation, and that Shanxi Jinxuan has not been subject to any environmental administrative penalty or complaint. For the fiscal years ended December 31, 2019, 2018 and 2017, Shanxi Jinxuan had not been subject to any environmental administrative penalty or complaint.

Provisions on Foreign Investment

The Foreign Investment Law of the PRC, or the Foreign Investment Law, was formally adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019, and became effective on January 1, 2020. The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative procedures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restrictive fields. According to the most updated negative list, the processing and selling of blending coking coal is neither restricted nor prohibited.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. The state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner. The state guarantees that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

From January 1, 2020, the Wholly Foreign-Owned Enterprises Law of the PRC, together with the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures shall be abolished. The organization form, organization and activities of foreign-invested enterprises shall be governed by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020, and it further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for the enterprises, and may disclose their relevant information to the public.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

Shanxi Jinxuan has completed the registration as a whole foreign owned enterprise on June 19, 2017 and the Administrative Bureau for Industry and Commerce of Shanxi Province has issued Shanxi Jinxuan the relevant business license on the same date.

Regulations on Foreign Exchange

Foreign Exchange Settlement

The Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular No.19, which was promulgated by the SAFE on March 30, 2015 and became effective as of June 1, 2015, adopts the approach of discretional foreign exchange settlement, under which the foreign exchange capital in the capital account of a foreign-invested enterprise for which the foreign-invested enterprise has obtained confirmation by the local SAFE branches regarding the rights and interests of monetary contribution (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of such foreign-invested enterprise. The capital in Renminbi obtained by the foreign-invested enterprise from the discretionary settlement of foreign exchange capital shall be managed under the account pending for foreign exchange settlement payment. The proportion of discretionary settlement of foreign exchange capital is temporarily determined as 100%, subject to the adjustment of the SAFE.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or “Circular 37,” issued by SAFE and effective in July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or “SPVs”, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. As of the date of this report, Xiangyang Guo, Bingshan Guo, Yonghong Che, Haigang Yan, and Ji Li have initiated their application for the initial foreign exchange registrations.

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

Pursuant to the Social Insurance Law of China effective from July 1, 2011, and the Housing Fund Regulation which was amended and became effective on March 24, 2002, employers in China shall pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations. As of December 31, 2019, we have been making full contributions to the social insurance plan and the housing plan for our employees.

Regulations on Tax

PRC Enterprise Income Tax Law

In January 2008, the PRC Enterprise Income Tax Law, or the “EIT Law,” took effect, which was last amended by the Standing Committee of the National People’s Congress on December 29, 2018. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. An enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

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

PRC Value-added Tax Law

Pursuant to the Interim Regulations on Value-added Tax of China, or VAT Regulations which was promulgated by the State Council on December 13, 1993 and became effective as of January 1, 1994 and further amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the last amendment of which became effective on November 19, 2017, all units and individuals engaging in the sale of goods, provision of processing, repair and fitting services, and importation of goods within the territory of China are taxpayers of value-added tax ( or VAT), and shall pay VAT in accordance with the VAT Regulations. According to the VAT Regulations, the VAT tax rate for the PRC enterprises was 16% before April 1, 2019 and 13% after that date, unless the VAT for an enterprise is otherwise exempted or reduced according to the VAT Regulations and other relevant regulations.

We have abided by the relevant PRC tax laws in our operation. The local office of State Administration of Taxation of Liulin County issued Shanxi Jinxuan a certificate dated August 25, 2017, certifying that since January 1, 2015, Shanxi Jinxuan has abided by current national and local laws and regulations on taxation, made timely tax return filings and does not have outstanding tax arrears. As of the date of this report, we have not been found in violation of the VAT Regulations or other applicable laws and regulations.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants and Equipment

Our office is located at T4-1802-1812, Huarun building, No.1 Changxin road, Wanbailin District, Taiyuan, Shanxi, PRC, where we lease the office space with an aggregate floor area of approximately 817 square meters.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Special Note Regarding Forward-looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a Shanxi Province-based company engaging in distributing and reselling blended coking coal in China. The blended coking coal we distribute is also known as metallurgical coke, used to produce coke for use mainly in the steel-making process.

For our blended coking coal distribution services, in September 2019, we entered into the Cooperation Agreement with Xin’an Yuanda, our Partner Manufacturer, through our subsidiary Shanxi Jinxuan, pursuant to which Xin’an Yuanda shall produce blended coking coal according to our instructions and under our supervision. Our technical personnel directs the mixing ratio of the products on our Partner Manufacturer’s site and supervise the entire blending process. Pursuant to the Cooperation Agreement, Xin’an Yuanda shall purchase raw coal according to our specifications, provide plant for coal washing and blending, provide manufacturing facilities, and operate such facilities. We take delivery of the blended coking coal after the blending process completes. Therefore, we act as the principal and recognize revenue in the amount of total consideration charged to customers, upon the completion of our performance obligation. The Cooperation Agreement is a framework agreement which remains effective for one year since September 26, 2019.

When serving as an agent, we accept orders from our customers, purchase blended coking coal that meets the specific requirements of the customers, and hire third-party carriers to deliver blended coking coal products to the premises of our customers. We sign contracts with customers, suppliers and carriers separately. Unlike with respect to our Partner Manufacturer, we do not provide instructions to or supervise the manufacturing process of the suppliers we cooperate with for our agent services. As we satisfy our performance obligations, we recognize revenue in the amount we expect to be entitled to for arranging the supplier to provide its goods. Our fee is the net amount of consideration we retain after paying the supplier and the carrier the consideration received in exchange for the goods to be provided by the supplier and transport services to be provided by the carrier. In addition, the supplier assumes our performance obligations and contractual rights in the contract signed with customer so that we are no longer obliged to satisfy the performance obligations to transfer the blended coking coal to the customer. Our contracts with our agency service customers specify the prices and terms for our service provided.

Our customers from above two revenue streams are both based in the Shanxi Province, the PRC.

All of our revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect our business operations and our financial condition and operating results for the fiscal year ending December 31, 2020, including, but not limited to, a decrease in our total revenues, slower collection of accounts receivables, increase in allowance for doubtful accounts and significant downward adjustments or impairment to our long-lived assets. We have been closely monitoring the impact of COVID-19 on macro economy and coking coal industry in general, as well as the extent to which COVID-19 impacts our business, results of operations and financial condition. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be estimated with confidence at this time.

Factors and Trends Affecting Our Financial Performance

We believe that the following factors will affect our financial performance:

Our customer base in Shanxi Province and nearby provinces- Our only customers are coal companies with steady demand for blended coking coal, which contains moderate level of sulfa to meet stringent environmental regulations. The Chinese government has reduced its regulatory restrictions on the coal industry in recent years, which has positively impacted our business. We have generated substantially all of our revenues from sales of blended coking coal and agent services. We expect the sales of blended coking coal to continue to be the primary source of our revenues in the foreseeable future. Our success, therefore, depends on our customers’ continued reliance on blended coking coal and our ability to source the specified coal. However, we expect that the novel coronavirus (COVID-19), which spread rapidly to many countries around the world, would negatively affect the demand for coking coal and would have a material adverse impact on our business, results of operations and financial condition.

Securing suppliers with access to high quality coking coal raw materials- Our Partner Manufacturer is located in Liulin, Shanxi Province, and has access to the high quality raw coking coal in Liulin, - an area famed as China’s “King of Coal,” which has higher processing yield and lower processing cost than lower quality raw coking coal. As such, our Partner Manufacturer could access a great quantity of high quality raw coking coal with low raw material costs and low transportation costs. Therefore, if we stop sourcing from our Partner Manufacturer or secure suppliers with access to high quality raw materials with low costs, we will experience higher purchase cost and thus lower margin.

PRC coal market’s supply of blended coking coal – we rely heavily on the sufficient supply of blended coking coal in the PRC market to fulfill our customers’ orders. Therefore, if the PRC market supply of blended coking coal decreases or if we are not able to secure sufficient quantity to fulfill our customers’ orders, then we may not be able to generate revenue and may suffer net loss, in addition to potential reputation loss associated with the failure to fulfill customer orders.

PRC Government’s policy on coal production, coal price, and steel production – The PRC government’s policies concerning the coal and steel industries have changed in response to the broader economic circumstances and the market conditions. Further restrictions on coal production and limitations on coal prices may both increase the cost for our operation. While we have been and believe that we may continue to pass on the increased raw material cost to our customers, steel mills may seek alternative resources in producing coke-replacement products needed in steel making, and thus lower the general demand for coke, and in turn, coking coal. Additionally, any restriction or limitation on steel production may negatively affect the demand for blended coking coal, which is primarily used to produce the coke used in steel making. While blended coking coal with medium to low level of sulfur makes it more environmentally friendly than high sulfur coking coal, more stringent environmental policies may still negatively impact the demand for the blended coking coal we distribute, as blended coking coal with lower level of sulfur is more costly to manufacture and priced higher.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, companies incorporated in the Cayman Islands are not subject to taxation on income or capital gains. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

The Cayman Islands currently has no exchange control restrictions. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not a party to any double tax treaties.

British Virgin Islands

Jinxuan BVI is incorporated in the British Virgin Islands (“BVI”). Under the current law of the BVI, Jinxuan BVI is not subject to tax on income or capital gains. Additionally, if dividends are paid by Jinxuan BVI to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Jacqueline HK and Junhao HK are both incorporated in Hong Kong and do not conduct any substantial operations of their own. As such, under the Hong Kong tax laws, both Jacqueline HK and Junhao HK are exempted from income tax on their foreign-derived income and are not subject to withholding taxes on remittance of dividends. Since neither Jacqueline HK nor Junhao HK have any assessable profits for the year ended December 31, 2019 and 2018, no provision for Hong Kong profits tax has been made in the financial statements. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB nil as of December 31, 2019 and 2018, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

China

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIEs, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by Shanxi Jinxuan, our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Our effective tax rate was 24% and -23% for the years ended December 31, 2019 and 2018, respectively. As a result, $292,956 and $11,567 income tax expense were recognized for the years ended December 31 2019 and 2018, respectively.

Economic and Political Risks

Our operations are conducted in the PRC. Accordingly, our business, financial conditions and results may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

Our operations in the PRC are subject to risks relating to, among others, the political, economic and legal environment and foreign currency exchange. Our results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	For the Years Ended December 31,
	2019	2018
Revenue
- Product sales to third parties	$5,219,063	$6,684,112
- Agent fee from third parties	1,166,929	37,616
Total revenue	6,385,992	6,721,728
Cost of revenue
- Product sales to third parties	3,984,493	5,663,877
Total cost of revenue	3,984,493	5,663,877
Gross profit	2,401,499	1,057,851

Operating expenses
Selling and marketing expenses	497,198	355,369
General and administrative expenses	652,667	650,845
Impairment loss on equipment	-	17,652
Total operating expenses	1,149,865	1,023,866

Income from operations	1,251,634	33,985

Other expense	(12,143)	(84,342)
Total other expenses, net	(12,143)	(84,342)

Income (loss) before income tax	1,239,491	(50,357)
Income tax expense	292,956	11,567
Net income (loss)	$946,535	$(61,924)
Other comprehensive loss
Foreign currency translation loss	(21,436)	(35,876)
Comprehensive income (loss)	$925,099	$(97,800)

Revenue

Our revenue for the years ended December 31, 2019 and 2018 were derived from the following sources:

	For the Years Ended December 31,				Variance
	2019	%	2018	%	Amount	%
Product sales to third parties	$5,219,063	82%	$6,684,112	99%	$(1,465,049)	(22)%
Agent fee from third parties	1,166,929	18%	37,616	1%	1,129,313	3,002%
Net Revenue	$6,385,992	100%	$6,721,728	100%	$(335,736)	(5)%

For the years ended December 31, 2019 and 2018, we generated revenue of $6,385,992 and $6,721,728, respectively, with a decrease of $335,736, or 5%. This was mainly due to the decrease of product sales to third parties of $1,465,049, or 22%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018. The decrease of product sales to third parties was due to fewer customers developed in 2019 as we focused on providing agent services for our major customer.

Cost of revenue

Our cost of revenue for the years ended December 31, 2019 and 2018 were $3,984,493 and $5,663,877 respectively.

	For the Years Ended December 31,				Variance
	2019	%	2018	%	Amount	%
Coal	$3,965,000	100%	$5,005,192	88%	$(1,040,192)	(21)%
Transportation	-	-%	635,519	11%	(635,519)	(100)%
Depreciation	-	-%	2,295	-%	(2,295)	(100)%
Labor cost	19,493	-%	3,173	-%	16,320	514%
Site lease	-	-%	17,698	1%	(17,698)	(100)%
Total Cost	$3,984,493	100%	$5,663,877	100%	$(1,679,384)	(30)%

Our cost of revenue generated from product sales to third parties for the year ended December 31, 2019 was $3,984,493, as compared to $5,663,877 for the year ended December 31, 2018, representing a decrease of $1,679,384, or 30%. For the year ended December 31, 2019, our cost of revenue mainly comprised of coking coal and technical personnel’s performance salary. For the year ended December 31, 2018, our cost of revenue mainly comprised of raw material costs, inbound transportation expense, production costs, depreciation, workers’ salary and site lease. The decrease of cost of revenue was mainly because we only provided agent services in the first nine months of fiscal year 2019, when the revenue is recognized on a net basis and no cost of revenue was recognized. For the last three months of fiscal year 2019, we recognized cost of revenue for our sales of blended coking coal.

Gross profit and gross margin

Our gross profit for the year ended December 31, 2019 was $2,401,499, as compared to $1,057,851 for the year ended December 31, 2018, representing an increase of $1,343,648, or 127%. The overall gross margin increased from 16% in fiscal year 2018 to 38% in 2019. The increase of gross margin was due to the increase in the portion of agent fee from third parties, which had 100% margin, from 1% of our revenue in the fiscal year 2018 to 18% in the fiscal year 2019. The gross profit margin for our product sales was 24% compared with 15% for the year ended December 31, 2018, which was due to the fact that the blended coking coal we sold in 2019 were all clean coal, while in 2018, part of our product sales was steam coal with comparatively lower price and profits.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,				Variance
	2019	%	2018	%	Amount	%
Selling and marketing expenses	$497,198	43%	$355,369	34%	$141,829	40%
General and administrative expenses	652,667	57%	650,845	64%	1,822	-%
Impairment loss on equipment	-	-%	17,652	2%	(17,652)	(100)%
Total Amount	$1,149,865	100%	$1,023,866	100%	$125,999	12%

Selling and marketing expenses

Our selling and marketing expenses consisted primarily of transportation expense and staff salary relating to selling and marketing. Selling and marketing expenses for the year ended December 31, 2019 was $497,198, or 8% of our total revenue, while selling and marketing expenses for the year ended December 31, 2018 was $355,369, or 5% of our total revenue. The increase of $141,829 was mainly due to the increase of shipping and handling expenses.

General and administrative expenses

General and administrative expenses consisted primarily of staff salaries incurred by our general and administrative department, office lease, audit, legal and financial consulting fee. General and administrative expenses were $652,667, or 10%, of total revenue for the year ended December 31, 2019, as compared to $650,845, or 10%, of total revenue for the year ended December 31, 2018, representing a decrease of $1,822.

Other expense, net

Other expense mainly included interest expenses on loan from a third party and bank charges. Other income mainly represented the refund of overpaid income taxes and interest income on deposits placed with commercial banks.

Net income (loss)

As a result of the foregoing, our net income for the year ended December 31, 2019 was $946,535 as compared to net loss $61,924 for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table sets forth key components of our results of operations during the years ended December 31, 2018 and 2017.

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

Gross profit and gross margin

For the year ended December 31, 2018, the total gross profit for our product sales was $1,057,851, and the gross profit margin for our product sales was 15% compared with negative 24% for the year ended December 31, 2017. The increase in gross profit was primarily due to the increase of revenue generated from product sale, the stable production overhead expense as well as the decrease of the labor cost. However, the overall gross margin decreased from 45% in fiscal year 2017 to 16% in 2018 due to the greater proportion of revenue generated from product sale to third party. The portion of agent fee from third parties, which has 100% margin, decreased from 56% of our revenue for the fiscal 2017 to 1% in the fiscal year 2018. For the year ended December 31, 2018, our agent fee decreased mainly due to more effort was put into our product sale.

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

Liquidity and Capital Resources

Cash and cash equivalent

As of December 31, 2019, we had cash and cash equivalent of $115,440, a decrease of $733,082 from $848,522 as of December 31, 2018, mainly due to net cash used in financing activities of $ 1,420,335  and net cash used in investing activities of $134,635, offset by net cash provided by operating activities of $827,020.

As of December 31, 2018, we had cash and cash equivalent of $848,522, an increase of $844,406 from $4,116 as of December 31, 2017, mainly due to net cash provided by financing activities of $2,335,641 and net cash provided by investing activities of $755,581, offset by net cash used in operating activities of $2,217,943.

Summary of cash flows

The following table summarizes our cash flows for the years ended December 31, 2019, 2018 and 2017:

	For the Years Ended December 31,
	2019	2018	2017
Net cash provided by (used in) operating activities	$827,020	$(2,217,943)	(875,222)
Net cash (used in) provided by investing activities	(134,635)	755,581	655,657
Net cash (used in) provided by financing activities	(1,420,335)	2,335,641	166,228
Effect of exchange rate changes on cash and cash equivalents	(5,132)	(28,873)	1,655
Net (decrease) increase in cash and cash equivalents	(733,082)	844,406	(51,682)
Cash and cash equivalents, beginning balance	848,522	4,116	55,798
Cash and cash equivalents at end of the year	$115,440	$848,522	$4,116

Cash flow from operating activities

Net cash provided by operating activities was $827,020 for the year ended December 31, 2019, and net cash used in operating activities was $2,217,943 for the year ended December 31, 2018.

Net cash provided by operating activities for the year ended December 31, 2019 was mainly derived from the net income of $946,535, and the increase of accounts payable of $4,198,587, notes payable of $1,833,744, offsetting by the increase of accounts receivable of $6,132,590.

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

Net cash used in operating activities for the year ended December 31, 2017 was mainly derived from a net loss of $745,660.

Cash flow from investing activities

Net cash used in investing activities was $134,635 for the year ended December 31, 2019, and net cash provided by investing activities of $755,581 for the year ended December 31, 2018. Net cash used in investing activities for the year ended December 31, 2019 was due to the purchase of fixed assets.

Net cash provided by investing activities was $755,581 for the year ended December 31, 2018, an increase of $99,924, or 15% from cash provided by investing activities of $655,657 for the year ended December 31, 2017, mainly due to the collection of deposit for acquisition from third parties of $755,581 in 2018.

Net cash provided by investing activities was $655,657 for the year ended December 31, 2017, mainly consisted of repayment from a related party and third parties. We made advances to third parties and related parties in the year ended December 31, 2016, and such advances were classified as cash flow from investing activity.

Cash flow from financing activities

Net cash used in financing activities for the year ended December 31, 2019 was $1,420,335, and net cash provided by financing activities for the year ended December 31, 2018 was $2,335,641. We repaid the loan from a third party in the amount of $2,174,399 and received a loan from a related party, Mr. Xiangyang Guo, in the amount of $724,800 during the year ended December 31, 2019.

Net cash provided by financing activities for the year ended December 31, 2018 was $2,335,641, an increase of $2,169,413 from $166,228 for the year ended December 31, 2017. We obtained a short-term loan from a third party in the amount of $2,336,546 for our operational during the year ended December 31, 2018.

Net cash provided by financing activities for the year ended December 31, 2017 was $166,228, consisted mainly of loans from a third party in the amount of $18,183 and from a related party in the amount of  $148,045 for our operational use.

Critical Accounting Policies, Estimates and Judgments

The discussion of our critical accounting policies contained in Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, is incorporated herein by reference.

Recently issued accounting standards

The discussion of the recent accounting pronouncements contained in Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, is incorporated herein by reference.

Capital Expenditures

We incurred capital expenditures of $134,635, nil, and $215,485 for the fiscal years ended December 31, 2019, 2018, and 2017, respectively. The capital expenditures in 2019, 2018, and 2017 were primarily related to expenditures made in connection with purchase of property and equipment.

Impact of Foreign Currency Fluctuations

Our subsidiaries maintain their books and records in RMB. Our reporting currency is USD. In general, for consolidation purposes, we translate assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income. The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect is shown below:

	December 31,
US$ Exchange Rate	2019	2018	2017	2016
Year-end RMB	6.9762	6.8632	6.7547	6.9430
Annual average RMB	6.8985	6.6174	6.6423	6.6549

2019 Revenue in RMB	44,354,210

Translated into US$ with various exchange rates		US $	Exchange Effect/Compared to 2019 Rate Increase (decrease)
Use 2019 average rate	6.8985	$6,429,544	$-
Use 2018 average rate	6.6174	$6,702,664	$273,120
Use 2017 average rate	6.6423	$6,677,537	$247,993
Use 2016 average rate	6.6549	$6,664,895	$235,351

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal years 2019, 2018, and 2017.

C. Research and Development, Patents and Licenses, etc.

Research and Development

None.

D. Trend Information

Other than disclosed elsewhere in this annual report, we are not aware of any trends, demands, commitments or events for the fiscal year ended December 31, 2019 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not indicative of future results of operations or financial conditions.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year-ended December 31, 2019 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	One to three years	Three to five years
	US$	US$	US$
Operating lease commitments	194,948	194,948	-

We lease office premise under an operating lease agreement that expires on March 31, 2022.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is T4-1802-1812, Huarun Building, No.1 Changxin Road, Wanbailin District, Taiyuan, Shanxi, the PRC.

Name	Age	Position(s)
Xiangyang Guo	28	Director and Chief Executive Officer
Yajun Shi	51	Chief Financial Officer

The following is a brief biography of each of our executive officers and directors:

Mr. Xiangyang Guo has served as the Company’s Chief Executive Officer since July 1, 2017, and the Chairman of our board since December 20, 2016. He has also served as Shanxi Jinxuan’s chairman and member of Shanxi Jinxuan’s board since December 20, 2016. Mr. Guo has also been the President of the Supervisory Board of Beijing Jinxuan Investment Co., Ltd. (“Beijing Jinxuan”), a related party of the Company, since February 2015. Mr. Guo attended Xiamen University and graduated with bachelor degrees in both Management and Law.

Mr. Shi jointly operated a private kindergarten with his business partners from January 2014 to June 2019. From October 2009 to December 2013, Mr. Shi handled issues and matters associated with the dissolution of Shanxi Wulin Metallurgical Group Co., Ltd. (“Wulin Group”). From November 2006 to September 2009, Mr. Shi served as the general manager of Wulin Group. From November 2005 to October 2006, Mr. Shi served as the general manager of Shanxi Qipanshan Foundry Coke Co., Ltd. From October 1989 to October 2005, Mr. Shi held multiple positions at Wulin Group successively, including accountant, financial director, audit director, deputy chief accountant and financial deputy general manager. Mr. Shi is an auditor with intermediate level certification and an accountant with intermediate level certification.

B. Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate amount of RMB730,295 ($105,864) in cash compensation to our directors and executive officers.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended December 31, 2019.

Employment Agreements

On July 1, 2017, we entered into the employment agreement with our CEO, Mr. Xiangyang Guo. On November 15, 2019, we entered into the employment agreement with our CFO, Yajun Shi.

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

Our employment agreement with Mr. Xiangyang Guo, our CEO, had a term of January 1, 2017, to December 31, 2019, with an annual salary of $9,000. Our employment relationship with Mr. Xiangyang Guo was automatically renewed for one additional year on January 1, 2020 pursuant to the terms of the employment agreement.

Our employment agreement with Mr. Yajun Shi, our CFO, has a term of November 15, 2019, to November 14, 2022, with an annual salary of RMB103,200 ($14,960).

C. Board Practices

Board of Directors

Our board of directors currently consists of one director. Currently, our director is not “independent” as that term is defined in Rule 10A-3 under the Exchange Act, since our director is the Chief Executive Officer of our Company. Furthermore, our board of directors are not required to meet the “independence” requirements of Rule 10A-3 under the Exchange Act. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to any separate requirement pursuant to our Articles of Association, a director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting.

Committees of the Board of Directors

Our board of directors has not established any committees, including an audit committee, a compensation committee, a nominating committee or any committee performing a similar function. The functions of those committees are being undertaken by the board of directors. Because we do not have any independent directors, our board of directors believes that the establishment of committees of the board of directors would not provide any benefits to our company and could be considered more form than substance.

Family Relationships

There is no family relationship among any of our director or executive officers.

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

D. Employees

As of December 31, 2019, we had 15 full time employees , all of whom are full-time. There is no labor union. We believe our relations with our employees are good. As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administrated by local governments, including housing, pension, medical insurance, and unemployment insurance. We compensate our employees with basic salaries.

Function	Number of Employees	% of Total
General and administrative	2	13.3%
Finance	3	20.0%
Business	1	6.7%
Production and technology	6	40.0%
Board of directors	3	20.0%
Total	15	100.0%

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 14,333,334 Ordinary Shares outstanding as of the date of this annual report .

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the annual report, we have four shareholders of record holding beneficial ownership of 5% or more, none of which are located in the United States.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers*:
Xiangyang Guo(1)	7,200,000	50%
Yajun Shi	0	0%

All directors and executive officers as a group:	7,200,000	50%
5% Shareholders*:
Bingshan Guo(2)	3,333,334	23%
Haigang Yan(3)	1,333,000	9%
Yonghong Che(4)	1,333,000	9%

*	Unless otherwise indicated, the business address of each of the individuals is T4-1802-1812, Huarun Building, No.1 Changxin Road, Wanbailin District, Taiyuan, Shanxi, the PRC.

(1)	Mr. Xiangyang Guo, the chief executive officer and director of the Company, is the 100% owner of Jinxuan GY Limited, which holds 7,200,000 Ordinary Shares.

(2)	Mr. Bingshan Guo is the 100% owner of Jacqueline HK , which holds 3,333,334 Ordinary Shares.

(3)	Mr. Haigang Yan is the 100% owner of Jinxuan YHG Limited, which holds 1,333,000 Ordinary Shares.

(4)	Mr. Yonghong Che is the 100% owner of Jinxuan CYH Limited, which holds 1,333,000 Ordinary Shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

Mr. Yonghong Che was the controlling shareholder, director, and general manager of Shanxi Jinxuan prior to February 2015 and one of the principal shareholders of Shanxi Jinxuan from December 31, 2016, to June 19, 2017. Mr. Che is also a 10% beneficial owner of the Company.

Mr. Xiangyang Guo, as the Company’s CEO, director, and chairman of the board, is a related party of the Company.

Mr. Bingshan Guo, as a 25% beneficial owner of the Company, has been a related party of the Company since August 5, 2017.

Hongxing had been a related party of Shanxi Jinxuan from March 1, 2015, to December 21, 2016, during which time Beijing Jinxuan was the 100% owner of Shanxi Jinxuan and Feiyue Mao was the beneficial owner of Beijing Jinxuan. During the same period and as of the date of this report, Feiyue Mao was and is the general manager and legal representative of Hongxing.

See “Item 4. Information on the Company—C. Organizational Structure.”

Payables to Related Party

For the year ended December 31, 2015, we received a non-interest bearing loan from Mr. Yonghong Che in the amount of $80,303. As of December 31, 2018, $50,996 of the loan was outstanding. As of December 31, 2019, we had fully repaid the loan.

For the year ended December 31, 2019, 2018 and 2017, we received advances from Mr. Bingshan Guo in the amount of nil, nil and $222,362, for purposes of paying professional service fees incurred by the Company in connection with our initial public offering in 2017. The advances from Mr. Bingshan Guo were interest-free and due on demand. As of December 31, 2019 and as of the date of this annual report, $198,556 is due to Mr. Bingshan Guo.

For the year ended December 31,2019, 2018 and 2017, we received advances from Mr. Xiangyang Guo in the amount of $724,800, nil and $153,547 for purposes of our operational activities. As of December 31, 2019, $860,067 was due to Mr. Xiangyang Guo.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements”.

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

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to Jacqueline HK and Junhao HK from the revenues from the operations of our PRC operating entity, Shanxi Jinxuan, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from the operations of our PRC operating entity, Shanxi Jinxuan, we may be unable to pay dividends on our Ordinary Shares.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or elsewhere in this annual report.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC corporate income tax purposes and is generally subject to a uniform 25% corporate income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC corporate income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Shanxi Jinxuan may be subject to corporate income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, or the ‘EIT Law’, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations”.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	urban-rural design industry investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

Based on our operations and the composition of our assets, without taking into account any cash raised in this offering, we do not expect to be treated as a PFIC under the current PFIC rules. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2019 taxable year or any subsequent year until after the close of the relevant year. As such, we must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

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

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of Ordinary Shares. As of December 31, 2019, we had U.S. dollar-denominated cash balances of US$115,440. Assuming we had converted the US$848,522 into the Renminbi at the exchange rate of US$1 for RMB6.8632 as of December 31, 2018, this cash balance would have been RMB5,823,576. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB 57,659 ($8,485).

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2019, 2018, and 2017, $115,440, $848,522 and $4,116, respectively, of the Company’s cash were on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.  While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Interest Rate Risk

The interest rate of cash held in bank and deposits was 0.35% per annum for the years ended December 31, 2019, 2018, and 2017.  We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.9%, 2.1% and 1.6% in 2019, 2018 and 2017, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

We received net proceeds of approximately US $79,094 from our initial public offering that closed on September 28, 2018 representing 1,000,000 shares of Ordinary Shares. From the period from July 3, 2018, the date that the F-1 registration statement was declared effective by the SEC to December 31, 2019, we used our net proceeds in the following aspects: (i) general working capital, and (ii) equipment maintenance related expenses.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2019, were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to lack of internal accounting staff that have sufficient knowledge of U.S. GAAP.   The Company remediates this disclosure controls and procedures weakness by engaging third-party external staff with sufficient knowledge of the U.S. GAAP.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2019 and has identified the following material weaknesses, (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented internal control policies and procedures; and (iii) a lack of independent directors and an audit committee. Our remediating plan includes plans to engage third-party external staff with sufficient knowledge of the U.S. GAAP, appointing independent director and an audit committee.

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

Item 16B. CODE OF ETHICS

The Company adopted a code of ethics as of the date of the filing of its Form F-1 registration statement on January 30, 2018 as exhibit 99.1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2017				2018				2019
	(In thousand)
Audit fee(1)	RMB	1,042	US$	160	RMB	971	US$	147	RMB	802	US$	116
Audit related fees(2)	RMB	-	US$	-	RMB	-	US$	-	RMB	-	US$	-
Tax fees(3)	RMB	-	US$	-	RMB	-	US$	-	RMB	-	US$	-
All other fees(4)	RMB	-	US$	-	RMB	-	US$	-	RMB	-	US$	-

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the fees billed for each of the fiscal years listed for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years for products and services provided by our principal accountant, other than the services reported in (1), (2), and (3).

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jinxuan Coking Coal Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.		Description
1.1		Amended and Restated Articles of Association dated December 13, 2017 (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
1.2		Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
2.1		Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.1		Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.2		Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.3		English Translation of Form of Purchases and Sales Contract of Coal (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.4		English Translation of Form of Supplementary Purchases and Sales Contract of Coal (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.5		English Translation of Form of Coal Sales Contract (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.6		Leasing Contract by and between Li Jinliang and Liulin Junhao Coal Coke Trading Co., Ltd., dated January 10, 2019 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F (file No.333-222784) filed with the Securities and Exchange Commission on April 30, 2019)
4.7*		English Translation of Loan Agreement by and between Mr. Xiangyang Guo and Shanxi Jinxuan, dated August 21, 2019
4.8*		English Translation of Loan Extension Agreement by and between Mr. Xiangyang Guo and Shanxi Jinxuan, dated January 1, 2020
4.9*		English Translation of the Blended Coking Coal Manufacturing Cooperation Agreement by and between Shanxi Jinxuan and Liulin Xin’an Yuanda Coking Co., Ltd., dated September 26, 2019
8.1		List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (file No. 333-222784) filed with the Securities and Exchange Commission on April 30, 2019).
11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
12.1*		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 **		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*		XBRL Instance Document
101.SCH*		XBRL Taxonomy Extension Schema Document
101.CAL*		XBRL Taxonomy Calculation Linkbase Document
101.DEF*		XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*		XBRL Taxonomy Extension Label Linkbase Document
101.PRE*		XBRL Taxonomy Extension Presentation Linkbase Document

	*	Filed with this annual report on Form 20-F
	**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jinxuan Coking Coal Limited

	By:	/s/ Xiangyang Guo
Xiangyang Guo
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

/s/ Yajun Shi
Yajun Shi
Chief Financial Officer
Principal Accounting and Financial Officer

Date: April 29, 2020

JINXUAN COKING COAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Jinxuan Coking Coal Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jinxuan Coking Coal Limited (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Beijing, China

April 29, 2020

BEIJING OFFICE • Unit 2419-2422 • Kerry Center South Tower•1 Guanghua Road• Chaoyang District, Beijing • 100020

Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumbp.com

JINXUAN COKING COAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except shares)

	As of December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$115,440	$848,522
Notes receivable	2,393,853	2,539,309
Accounts receivable	6,289,399	228,858
Other receivables, net	160,668	12,846
Prepayments and other current assets	134,132	2,939
Subscription receivable	-	80,000
Total Current Assets	9,093,492	3,712,474
Non-current assets
Property and equipment, net	307,928	270,814
Long-term deposits	18,635	-
Right-of-use asset	196,435	-
Total Assets	$9,616,490	$3,983,288

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$4,430,519	$283,311
Notes payable	1,813,308	-
Other payable and accrued expenses	274,946	246,002
Loan from third parties	-	2,252,872
Income taxes payable	197,338	65,677
Amount due to related parties	1,058,623	407,706
Lease payment liability- current	92,230	-
Total Current Liabilities	7,866,964	3,255,568
Non-current liabilities
Lease payment liability-non current	96,707	-
Total Liabilities	7,963,671	3,255,568

Commitments

Shareholders’ equity
Ordinary shares (0.001 par value, 100,000,000 shares authorized, 14,333,334 and 14,333,334 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively)	14,333	14,333
Additional paid-in capital	861,301	861,301
Statutory reserve	154,451	74,956
Retained earnings (accumulated deficit)	721,068	(145,972)
Accumulated other comprehensive loss	(98,334)	(76,898)
Total Shareholders’ Equity	1,652,819	727,720
Total Liabilities and Shareholders’ Equity	$9,616,490	$3,983,288

See notes to the consolidated financial statements

JINXUAN COKING COAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in US$, except shares)

	For the Years Ended December 31,
	2019	2018	2017
Revenue
- Product sales to third parties	$5,219,063	$6,684,112	$79,946
- Agent fee from third parties	1,166,929	37,616	99,811
Total revenue	6,385,992	6,721,728	179,757
Cost of revenue
- Product sales to third parties	3,984,493	5,663,877	99,274
Total cost of revenue	3,984,493	5,663,877	99,274
Gross profit	2,401,499	1,057,851	80,483

Operating expenses
Selling and marketing expenses	497,198	355,369	104,730
General and administrative expenses	652,667	650,845	722,291
Impairment loss on equipment	-	17,652	-
Total operating expenses	1,149,865	1,023,866	827,021

Profit (loss) from operations	1,251,634	33,985	(746,538)

Other (expenses) income
Total other (expenses) income, net	(12,143)	(84,342)	878

Income (loss) before income tax	1,239,491	(50,357)	(745,660)
Income tax expense	292,956	11,567	-
Net income (loss)	$946,535	$(61,924)	(745,660)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(21,436)	(35,876)	65,254
Comprehensive income (loss)	$925,099	$(97,800)	$(680,406)

Weighted average number of shares, basic and diluted	14,333,334	13,590,868	13,333,334
Basic and diluted earnings (loss) per share	$0.066	$(0.005)	$(0.056)

See notes to the consolidated financial statements

JINXUAN COKING COAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in US$, except shares)

	Ordinary Shares		Additional			Accumulated Other	Total
			Paid-in	Statutory	Retained Earnings	Comprehensive	Shareholders'
	Shares	Amount	Capital	Reserve	(Accumulated Deficit)	(loss) income	Equity

Balance, December 31, 2016	13,333,334	$13,333	$783,207	$74,956	$661,612	$(106,276)	$1,426,832
Net loss	-	-	-	-	(745,660)	-	(745,660)
Foreign currency translation gain	-	-	-	-	-	65,254	65,254
Balance, December 31, 2017	13,333,334	$13,333	$783,207	$74,956	$(84,048)	$(41,022)	$746,426
Issuance of ordinary shares	1,000,000	1,000	78,094	-	-	-	79,094
Net loss	-	-	-	-	(61,924)	-	(61,924)
Foreign currency translation loss	-	-	-	-	-	(35,876)	(35,876)
Balance, December 31, 2018	14,333,334	$14,333	$861,301	$74,956	$(145,972)	$(76,898)	$727,720
Net Income	-	-	-		946,535	-	946,535
Statutory reserves	-	-	-	79,495	(79,495)	-	-
Foreign currency translation loss	-	-	-	-	-	(21,436)	(21,436)
Balance, December 31, 2019	14,333,334	$14,333	$861,301	154,451	$721,068	(98,334)	$1,652,819

See notes to the consolidated financial statements

JINXUAN COKING COAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Amounts in US$)

	For the Years Ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net income (loss)	$946,535	$(61,924)	$(745,660)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	93,009	68,056	62,602
Bad debt (recoveries) provision	(72,480)	75,558	-
Disposal loss of long-lived assets	5,484	-	-
Impairment loss on equipment	-	17,652	-
Right-of-use asset amortization	81,368	-	-
Changes in operating assets and liabilities
Accounts receivable	(6,132,590)	(237,358)	71,012
Notes receivable	105,500	(2,633,621)	-
Other receivables	(77,218)	24,247	-
Inventories	-	59,862	64,569
Income taxes payable	134,220	11,567	(153,213)
Prepayments and other current assets	(138,547)	34,241	25,668
Lease payment liability- current	4,318	-	-
Lease payment liability-non current	(93,269)	-	-
Accounts payable	4,198,587	235,170	(51,701)
Notes payable	1,833,744	-	-
Other payable and accrued expenses	(33,664)	188,607	(401,390)
Due from a related party	-	-	57,743
Due to a related party	(9,132)	-	195,148
Long-term deposits	(18,845)	-	-
Net cash provided by (used in) operating activities	827,020	(2,217,943)	(875,222)
Cash flows from investing activities:
Purchase of property and equipment	(134,635)	-	(215,485)
Collection from a related party	-	-	740,255
Collection from third parties	-	755,581	871,142
Deposit for acquisition	-	-	(740,255)
Net cash (used in) provided by investing activities	(134,635)	755,581	655,657
Cash flows from financing activities:
Repayment to a related party	(50,736)	-	-
Repayment to a third party	(2,174,399)	-	-
Proceeds from share issuance	80,000	-	-
Receipt of loan from third parties	-	2,336,547	18,183
Receipt of loan from a related party	724,800	-	148,045
Payment of shares offering expense	-	(906)	-
Net cash (used in) provided by financing activities	(1,420,335)	2,335,641	166,228
Effect of exchange rate changes on cash and cash equivalents	(5,132)	(28,873)	1,655
Net (decrease) increase in cash and cash equivalents	(733,082)	844,406	(51,682)
Cash and cash equivalents at beginning of year	848,522	4,116	55,798
Cash and cash equivalents at end of year	$115,440	$848,522	$4,116
Supplemental disclosure of cash flow information
Cash paid for interest	$86,975	$-	$-
Cash paid for income taxes	$165,647	$-	$153,213
Supplemental disclosure of non-cash activities
Recognition of Right-of-use and Lease payment liability	$280,017	$-	$-
Subscription receivable	$-	$(80,000)	$-

See notes to the consolidated financial statements

JINXUAN COKING COAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except shares)

NOTE 1. BUSINESS DESCRIPTION

Organization and description of business

Jinxuan Coking Coal Limited (“Jinxuan” or the “Company”), through its subsidiaries, is currently engaged in distributing and reselling blended coking coal in People’s Republic of China (“PRC” or “China”).

Jinxuan is a limited company established under the laws of the Cayman Islands on February 24, 2017. The authorized number of ordinary shares was 50,000 shares with par value of $1 each. 50,000 ordinary shares were issued at par value, equivalent to share capital of $50,000. Mr. Xiangyang Guo (“Mr. Guo”), the Chairman and CEO of the Company, is the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company. On July 30, 2017, the Company effected a 1-for-2,000 stock split of its ordinary share, after which the authorized number of ordinary shares became 100,000,000 shares with par value of $0.001.

The PRC operating company, Shanxi Jinxuan Investment Co. Ltd. (“Shanxi Jinxuan” or “WOFE”, previously named Liulin Junhao Coal Trade Co., Ltd.) was incorporated as a PRC entity pursuant to PRC law on October 16, 2012 by two former shareholders. On February 26, 2015, the 100% ownership interest of Shanxi Jinxuan was transferred to Beijing Jinxuan Investment Co., Ltd (“Beijing Jinxuan”). On December 20, 2016, four individuals, including Mr. Guo, entered into a share transferring agreement with Beijing Jinxuan to acquire 100% of the ownership of Shanxi Jinxuan (the “share transferring transaction”). The share transferring transaction was closed at the end of business on December 31, 2016 and as a result, the controlling shareholder, Mr. Guo, held controlling interest of Shanxi Jinxuan on January 1, 2017.

Reorganization

During 2017, in anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization (“the Reorganization”) and became the ultimate holding company of Jinxuan JH limited (“Jinxuan JH”), Junhao Coking Coal International Holding Limited (“Junhao International”), Jacqueline G.D International Limited (“Jacqueline G.D”) and Shanxi Jinxuan, which were all controlled by the same shareholders after Mr. Guo held controlling interest of Shanxi Jinxuan on January 1, 2017.

Details of the subsidiaries of the Company are set out below:

Subsidiaries	Date of incorporation	Place of Incorporation	Percentage of ownership	Principal activity
Jinxuan JH	March 20, 2017	British Virgin Islands	100	Investment holding
Jacquline G.D	January 10, 2017	Hong Kong	100	Investment holding
Junhao International	April 10, 2017	Hong Kong	100	Investment holding
Shanxi Jinxuan	October 16, 2012	PRC	100	Distribution and resell of coking coal

On August 5, 2017, as a result of the Reorganization, there were 13,333,334 ordinary shares issued and outstanding, and the Reorganization was accounted for as a recapitalization.

The Company believes it is appropriate to reflect the Reorganization on a retroactive basis similar to stock split pursuant to ASC 260. The Company, together with its wholly-owned subsidiaries Jinxuan JH, Jacquiline G.D, Junhao International and Shanxi Jinxuan were effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered under common control after Mr. Guo obtained controlling interest of Shanxi Jinxuan on January 1, 2017 and was accounted for similar to the pooling method of accounting as of then.

On September 28, 2018, the Company offered 1,000,000 ordinary shares at a fixed price of $0.08 per share, par value $0.001 per share pursuant to its initial public offering. At the completion of this offering, there is 14,333,334 shares of ordinary shares issued and outstanding. The gross proceeds from this offering was $80,000, which the Company received in January 2019. The net proceeds from this offering, after deducting the offering expenses paid by the Company of $906 was $79,094.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

(c) Foreign currency translation and transactions

The functional currency of Shanxi Jinxuan is Renminbi (“RMB”), and PRC is the primary economic environment in which the Company operates.

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

The exchange rates applied are as follows:

	December 31,
	2019	2018
RMB exchange rate at balance sheet dates	6.9762	6.8632

	The Years Ended December 31
	2019	2018	2017
Average exchange rate for the year	6.8985	6.6174	6.7547

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The source of the exchange rates is generated from People's Bank of China.

(d) Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2019, and 2018, cash were $115,440 and $848,522, respectively.

(e) Notes receivables and payables

Notes receivables represent bank acceptance bills received from customers in the ordinary operation of business, and bank acceptance bills are due within one year or less.

Notes payables represent bank acceptance bills paid to suppliers in the ordinary of business, and bank acceptance bill are due within one year or less.

(f) Accounts receivable and other receivables, net

Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. During the years ended December 31, 2019 and 2018, both of the allowance for doubtful accounts from accounts receivable were nil; the allowances for doubtful accounts from other receivables were nil and $72,852, respectively.

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

Accordingly, revenues for the years ended December 31, 2019 and 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 have not been adjusted and continued to be presented under ASC topic 605 (“ASC 605”), Revenue Recognition. There was no material impact on its financial statements and disclosures in the periods after adopting ASC 606.

The Company’s revenues are derived principally from product sales to third parties (“coking coal sales”) and agent fee from third parties (“coal sales agent service”). Commencing on January 1, 2018, the Company recognizes revenue in accordance with ASC 606 and revenue is recognized when control of promised goods or services is transferred to the Company’s customers.

The Company’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Coking coal sales revenue

The Company has the right to receive the consideration by providing agreed quantity and quality coking coal to the customers, and the price for the product is fixed. The Company is a principal because the Company controls the promised goods (coking coal) before the Company transfers the goods to the customer. In addition, the Company is responsible for fulfilling the promise to provide the goods to the customer. There is no variable consideration and non-cash consideration agreed with customer. The transaction price is fixed and allocated to the delivery of goods, the only performance obligation. The revenue is recognized when the Company satisfied its performance obligation by transferring the promised goods to the customer with agreed point of time, fixed price and location.

Coal sales agent services revenue

When serving as an agent, the Company signed contracts with customer, supplier and carrier separately. The Company’s obligation is to provide the specified services to arrange for the supplier and carrier to provide those goods (coking coal) to the customer. When the Company satisfies the performance obligation, the Company recognizes revenue in the amount of the fee to which it expects to be entitled in exchange for arranging for the supplier to provide its goods. The Company’s fee is the net amount of consideration that the Company retains after paying the supplier and the carrier the consideration received in exchange for the goods to be provided by the supplier and transport services to be provided by the carrier. In addition, the supplier assumes the Company’s performance obligations and contractual rights in the contract signed with customer so that the Company is no longer obliged to satisfy the performance obligation to transfer the promised good to the customer. The contracts with coal sales agent service customers have specific prices and terms for the service provided. The revenue is recognized upon the services of delivery of coking coal to a customer.

Contract costs

For the years ended December 31, 2019 and 2018, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Contract balances

The Company evaluates overall economic conditions, its working capital status and customer specific credit and negotiates the payment terms of a contract with individual customer on a case by case basis in its normal course of business.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be realized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers. The Company does not have advances from customers as of December 31, 2019 and 2018.

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

(i) Cost of revenue

Cost of revenue mainly comprised of coking coal, raw material costs, inbound transportation expense and production costs, depreciation, workers’ salary, technical personnel’s performance salary and site lease.

(j) Shipping and handling costs

The Company expenses the shipping and handling costs in conjunction with sale of its products as incurred and the shipping and handling costs is included as part of selling and marketing expenses. Total shipping and handling costs were $420,960, $290,130 and $89,027 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Revenues are subject to VAT. The VAT rate is 16% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods before April 1, 2019, after which subject to 13%, except otherwise specified; 10% for taxpayers leasing services, or transportation expense before April 1, 2019, after which subject to 9%, except otherwise specified.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2019 and 2018, and there were no uncertain tax positions as of December 31, 2019 and 2018. All tax returns since the Company’s inception are still subject to examination by tax authorities.

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

(m) Fair value of financial instruments

The Company’s financial instruments consist principally of cash and cash equivalents, notes receivable, accounts receivable, other receivables, accounts payable and notes payable. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

(n) Earnings (loss) per share

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

(o) Impairment of long-lived assets

Long-lived assets, including property, equipment, and right-of-use asset with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. The impairment loss of long-lived assets were nil, $17,652 and nil for the years ended December 31, 2019, 2018 and 2017, respectively.

(p) Leases

The Company adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes an ROU asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

Upon adoption, the Company recognized ROU assets of $196,435 and total lease liabilities (including current and non-current) $188,937 for operating leases as of December 31, 2019. The impact of adopting ASU 2016-02 on the Company’s opening retained earnings and current year net income was insignificant.

(q) Recently issued accounting standards

FASB Accounting Standards Update No. 2016-02

In June 2016, the FASB amended guidance related impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including EGC, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements. Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. The Company is currently evaluating the potential impact of this new guidance.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s consolidated results of operations or financial position.

NOTE 3. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2019	2018
Receivable from product sales	$5,853,142	$228,858
Receivable from agent fee	436,257	-
Total	$6,289,399	$228,858

NOTE 4. OTHER RECEIVABLES, NET

Other receivables consisted of the following:

	As of December 31,
	2019	2018
Rental deposit	$-	$7,712
Property management fee deposit	5,472	-
Due from third parties	2,150	77,986
Other receivable from customer in agent service	153,046	-
Total other receivables	160,668	85,698
Less: Provision for doubtful accounts	-	(72,852)
Other receivables, net	$160,668	$12,846

As of December 31, 2019, other receivable from customer in agent service was derived from coal sales agent services in which the Company had the right to collect money for the suppliers, and should pay the suppliers after receiving money from the customers.

As of December 31, 2018, the Company evaluated the collectability of loan to third parties and recorded an allowance of $72,852 for doubtful accounts. As of December 31, 2019, the Company reversed the allowance as the loan principal was fully collected in September 2019.

NOTE 5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2019	2018
Prepayments for inventory	$-	$463
Prepayments for services	124,724	-
Prepaid rental	3,082	-
Others	6,326	2,476
Total	$134,132	$2,939

Prepayments for services are related to transportation fees, professional service fees and property management fees.

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2018
Vehicles	$186,102	$189,167
Machine	6,167	6,268
Furniture	43,127	12,123
Leasehold improvement	107,696	27,894
Building	170,580	173,388
Less: accumulated depreciation	(205,744)	(138,026)
Property and equipment, net	$307,928	$270,814

Depreciation expense was $93,009, $68,056 and $62,602, respectively, for the years ended December 31, 2019, 2018 and 2017.

The net book value of the unused coal distributor was fully impaired as of December 31, 2018 as it was not expected to generate future cash flow to the Company. The coal distributor is a machine used for coal blending manufacture and was bought in February 2016, and was not regularly used in the daily manufacture. An impairment loss of $17,652 was recognized in the statements of operations for the year ended December 31, 2018.

NOTE 7. LONG-TERM DEPOSITS

Long-term deposits consisted of the following:

	As of December 31,
	2019	2018
Office rental deposits	$18,635	$-
Total	$18,635	$-

The office rental deposits were made under the non-cancelable operating lease agreement that expires on March 31, 2022 and are refundable at the end of the lease term.

NOTE 8. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31,
	2019	2018
Payable to suppliers	$4,430,519	$282,596
Others	-	715
Total	$4,430,519	$283,311

NOTE 9. OTHER PAYABLE AND ACCRUED EXPENSES

Other payable and accrued expenses consisted of the following:

	As of December 31,
	2019	2018
Accrued payroll	$21,751	$1,941
Other tax payable	49,333	82,606
Other payable	203,862	161,455
Total	$274,946	$246,002

As of December 31, 2019, other tax payable of $49,333 primarily included unpaid value-added tax and surcharges.

As of December 31, 2019, other payable of $203,862 primarily consisted of other payable to third parties and unpaid attorney fees. Other payable to third parties mainly included the payment to the supplier in the agent service in which the Company had the right to collect money from the customers for the suppliers. As of December 31, 2018, other payable of $161,455 primarily consisted of unpaid rental fees and interest-free loans of $119,478 that matured on December 31, 2018. Such interest-free loans were renewed with a maturity date of December 31, 2019 on January 1, 2019, and were repaid in September 2019.

NOTE 10. LOAN FROM THIRD PARTIES

	As of December 31,
	2019	2018
Principle of loan from third parties	$-	$2,185,569
Accrued interest payable	-	67,303
Total	$-	$2,252,872

As of December 31, 2018, the Company obtained a loan from a third party in the amount of $2,185,569 with an interest rate of 4% per annum. The term of the loan was from March 25, 2018 to March 24, 2019. Interests were required to be paid along with the principal on the due date. The interest payable as of December 31, 2018 was $67,303. On March 14, 2019, the loan principal and interests were fully repaid.

NOTE 11. TAXATION

a)	Enterprise Income Taxes

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Jinxuan JH was incorporated in the BVI. Under the current law of the BVI, Jinxuan JH is not subject to tax on income or capital gains. Additionally, if dividends are paid by Jinxuan JH to its shareholders, no BVI withholding tax will be imposed.

Jacqueline G.D and Junhao International were both incorporated in Hong Kong and do not conduct any substantial operations of their own. Under the Hong Kong tax laws, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hongkong profits tax has been made in the consolidated financial statements as Jacqueline G.D and Junhao International both have no assessable profits for the year ended December 31, 2019.

Shanxi Jinxuan, incorporated in the PRC, is governed by the enterprise income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC is 25%, and applies to both domestic and foreign invested enterprises. The effective tax rates of the Company were 24%, -23 % and 0%  for the years ended December 31, 2019, 2018 and 2017, respectively.

The components of the income tax expenses for the years ended December 31, 2019, 2018 and 2017 are as follows

	The Years ended December 31,
	2019	2018	2017
Current income tax provision	$292,956	$11,567	$-
Deferred income tax provision	-	-	-
Total	$292,956	$11,567	$-

NOTE 11. TAXATION (CONTINUED)

Reconciliation of the income tax expenses at the PRC statutory EIT rate of 25% for the years ended December 31, 2019 , 2018 and 2017 and the Company’s effective income tax rates are as follows:

	The Years ended December 31,
	2019	2018	2017
Income(loss) before income taxes	$1,239,491	$(50,357)	$(745,660)
Statutory EIT rate	25%	25%	25%
Income tax benefit(expense) computed at statutory EIT rate	309,873	(12,589)	(186,415)
Reconciling items:
International tax rate differential	(16)	46	-
Non-deductible expenses	1,219	132,498	57,401
Valuation allowance change	(18,120)	(108,388)	129,014

Income tax expense	$292,956	$11,567	$-
Effective tax rate	24%	(23)%	-%

b)	Deferred Tax

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. Significant components of deferred tax assets were as follows:

	The Years Ended December 31,
	2019	2018
Allowance for doubtful accounts	-	18,213
Impairment expenses	4,186	4,255
Deferred tax assets, gross	4,186	22,468
Less: Valuation allowance	(4,186)	(22,468)
Deferred tax assets, net	$-	$-

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Due to the Company's history of recurrent losses, the management did not expect the Company will generate enough profit to utilize the DTA in the future. Accordingly, a full deferred tax asset valuation allowance has been provided. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Valuation allowance decreased by $18,282 in 2019, and increased by $106,546 in 2018.

c)	Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2019 and 2018, and there were no uncertain tax positions as of December 31, 2019 and 2018.

d)	Value-added Tax

PRC Value-added Tax

Shanxi Jinxuan is the operating entity who provided services in China and therefore is subject to a Chinese value-added tax (“VAT”). Revenue represents the invoiced value of goods delivered net of a VAT. The application tax rate was cut from 16% to 13% for selling product and from 10% to 9% for transportation expense on April 1, 2019. Furthermore, paid VAT during this fiscal year is subject to 6% surcharges, which includes urban maintenance and construction taxes and additional education fees.

NOTE 12. LEASE

The Company has an operating lease for office with a three-year term and an operating lease for employee's dormitory with a one-year term. Both of the Company’s leases are classified as operating leases. The operating lease for office includes one option to renew, which is typically at the Company's sole discretion. The renewal to extend the lease term is not included in our right of use assets and lease liabilities as it is not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain to exercise, it will include the renewal period in its lease term. New lease modifications result in remeasurement of the right of use asset and lease liability. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to the operating lease for office was as follows:

	The Years Ended December 31,
	2019	2018
Right-of-use assets	$196,435	$-
Lease payment liability- current	92,230	-
Lease payment liability-non current	96,707	-
Total lease payment liability	$188,937	$-

The remaining lease term and discount rate for the operating lease for office were as follows as of December 31, 2019:

Remaining lease term (years)	2.3
Discount rate	4.75%

For the years ended December 31, 2019, the lease expense was as follows in 2019:

For the Year Ended December 31, 2019
Operating lease cost	$90,990
Short-term lease cost	16,550
Total	$107,540

Cash payment for operating lease under ASC 842 in the year of 2019 was $131,232.

For the years ended December 31, 2018 and 2017, rental expenses based on ASC 840 were $59,414 and $70,586, respectively.

The operating lease payment for the employee's dormitory was fully paid as of December 31, 2019. The following is a schedule, by fiscal years, of the maturities of lease liabilities as of December 31, 2019:

2020	$97,474
2021	97,474
2022 and thereafter	-
Total lease payments	194,948
Less: imputed interest	(6,011)
Present value of lease liabilities	$188,937

NOTE 13. ORDINARY SHARE

On September 28, 2018, the Company offered 1,000,000 ordinary shares at a fixed price of $0.08 per share, par value of $0.001 per share. At the completion of the offering, there were 14,333,334 shares of ordinary shares issued and outstanding. The 1,000,000 shares were issued to 30 individuals. The gross proceeds from the shares issuance of $80,000 were received in January 2019.

NOTE 14. STATUTORY RESERVE

Shanxi Jinxuan is required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

For the years ended December 31, 2019 and 2018, the Company provided statutory reserve as follows:

Statutory Reserve
Balance – December 31, 2017	$74,956
Appropriation to statutory reserve	-
Balance - December 31, 2018	74,956
Appropriation to statutory reserve	79,495
Balance - December 31, 2019	$154,451

NOTE 15. RELATED PARTY TRANSACTIONS

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

a)	The table below summarizes the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Mr. Bingshan Guo	23.3% beneficial owner of the Company
Mr. Xiangyang Guo	CEO, director and chairman of the board of the Company
Mr. Yonghong Che	9.3% beneficial owner of the Company

b)	During the periods presented, the details of the related party balances and transactions were as follows:

Amount due to related parties:

	As of December 31,
	2019	2018
Mr. Bingshan Guo	$198,556	$211,005
Mr. Xiangyang Guo	860,067	145,704
Mr. Yonghong Che	-	50,997
Total	$1,058,623	$407,706

In 2017, Mr. Bingshan Guo paid the professional service fees for the initial public offering on behalf of the Company; these amounts were non-interest bearing with no payment terms. The Company obtained interest-free loans from Mr. Xiangyang Guo and Mr. Yonghong Che. As of December 31, 2019, the Company had fully repaid the loan from Mr. Yonghong Che. The loans the Company obtained from Mr. Xiangyang Guo in 2017 and 2019 were in the amount of RMB1,000,000 and RMB5,000,000, respectively. On December 31, 2019, Mr. Xiangyang Guo agreed with the Company to extend the maturity date of the loan for the RMB1,000,000 loan to December 31, 2020.

Transactions with related parties:

1.        Lease from a related party

For the year ended December 31, 2016, the Company leased a coal yard from Liulin Hongxing Coking Coal Trade Co., Ltd. (“Hongxing”), under a non-cancelable operating lease agreement that expires on December 31, 2020. The lease is on a fixed payment basis, with a five-year lease term and no contingent rentals. Due to the change of business address, the Company decided to terminate the agreement in January 2019. Expenses from this lease recorded during the year ended December 31, 2019, 2018 and 2017 were as below:

	For the Years ended December 31,
	2019	2018	2017
Hongxing	$-	$17,698	$19,246
Total	$-	$17,698	$19,246

2.       Loan provided by related parties

On August 21, 2019, Mr. Xiangyang Guo agreed to provide an interest-free loan in the amount of $724,800 (RMB5,000,000) to the Company, with a term from August 25, 2019 to August 24, 2020. The proceeds from the loan was mainly used in the operating activities.

	For the Years ended December 31,
	2019	2018	2017
Related party paid on behalf of the Company for operations:
Mr. Bingshan Guo	$-	$-	$195,148
Loan provided by related party to the Company:
Mr. Xiangyang Guo	724,800	-	148,045
Total	$724,800	$-	$343,193
Loan repaid to related party by the Company
Mr. Yonghong Che	50,736	-	-
Mr. Bingshan Guo	9,132	-	-
Total	$59,868	$-	$-

3. Guarantee provided by related parties

On November 5, 2019, the Company signed a bank acceptance contract with Industrial Bank Co. Ltd. Taiyuan Branch (the “Bank”). The Bank promised to unconditionally accept the note payables issued by the Company. The total amount of notes payable involved in the contract was $1,813,308 (RMB 12,650,000). Correspondingly, Mr. Xiangyang Guo personally deposited $2,150,168 (RMB 15,000,000) in the Bank as a pledge for the note payables the Company issued.

 NOTE 16. CONCENTRATION AND RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and other receivables. The Company maintains certain bank accounts in the PRC, Hong Kong. As of December 31, 2019 and 2018, $35,367 and $848,514, respectively, were deposited in major financial institutions located in Mainland China, and $80,073 and $8, respectively, were deposited in a major financial institution located in Hong Kong Special Administration. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

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

Concentration of customers

The following tables summarized the information about the Company’s concentration of customers for the years ended December 31, 2019, 2018 and 2017, respectively:

	For the Year Ended December 31,
	2019	2018	2017
Customer
A	*	33%	*
B	*	17%	*
C	*	14%	*
D	*	11%	*
E	*	*	46%
F	*	*	54%
G	99%	*	*

Accounts receivable substantially comes from customer G as of December 31, 2019. No other customer accounts for more than 10% of the total accounts receivable as of December 31, 2019 and 2018.

Concentration of suppliers

The following tables summarized the information about the Company’s concentration of suppliers for the years ended December 31, 2019, 2018 and 2017, respectively:

	For the Year Ended December 31,
	2019	2018	2017
Supplier
P	100%	*	*
J	*	60%	*
K	*	16%	*

Accounts payable comes from one single supplier P as of December 31, 2019. Accounts payable to supplier M and N  account for 65% and 34% of the Company’s total accounts payable as of December 31, 2018.

* Less than 10%.

NOTE 17. SUBSEQUENT EVENTS

Novel coronavirus (COVID-19) was first found in December of 2019. Subsequently, COVID-19 spread rapidly to other parts of China and around the world. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. Substantially all of the Company’s workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect our business operations and the Company’s financial condition and operating results for the fiscal year 2020, including, but not limited to material negative impacts on the Company’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts and significant downward adjustments or impairment to the Company’s long-lived assets. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

The Company’s management has performed subsequent events procedures through the date the consolidated financial statements are issued. There were no subsequent events requiring adjustment or disclosure in the consolidated financial statements.