Form 20-F
period 2020-12-31
Jinxuan Coking Coal Ltd
filed 2021-04-29
CIK 1715194

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Taiyuan, Shanxi, PRC

+ 86 – 351 – 7020402

(Address of principal executive offices)

Xiangyang Guo, Chief Executive Officer

Jinxuan Coking Coal Limited

T4-1802-1812, Huarun Building, No.1 Changxin Road, Wanbailin District

Taiyuan, Shanxi, PRC

+ 86 – 351 – 7020402

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary shares, par value $0.001 per share

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 14,333,334 Ordinary Shares, par value US$0.001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2020, 2019, and 2018.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB 6.5249 to US$1.00, the noon buying rate in effect on December 31, 2020, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the coking coal and coal markets in China;

•	our expectations regarding demand for and market acceptance of our products;

•	our expectations regarding our relationships with our suppliers and our customers;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry; and

•	the impact of COVID-19 on our operations.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the years ended December 31, 2020, 2019, 2018, 2017 and 2016, and balance sheet data as of December 31, 2020, 2019, 2018, 2017 and 2016. Our selected statements of operations data for the years ended December 31, 2020, 2019, and 2018, and selected consolidated balance sheets information as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected statements of operations data for the year ended December 31, 2017 and 2016 and selected consolidated balance sheets information as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

Selected Statements of Operations Information:

	For Year	For Year	For Year	For Year	For Year
	ended	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2018	2017	2016
	US$	US$	US$	US$	US$
Statements of Comprehensive Income (Loss) Data:
Revenue	$1,239,829	$6,385,992	$6,721,728	$179,757	$19,589,747
Cost of revenue	1,187,953	3,984,493	5,663,877	99,274	17,200,450
Gross profit	51,876	2,401,499	1,057,851	80,483	2,389,297
Selling and marketing expenses	127,265	497,198	355,369	104,730	1,121,950
General and administrative expenses	680,657	652,667	650,845	722,291	260,715
Impairment loss on equipment	-	-	17,652	-	-
(Loss) profit from operations	(756,046)	1,251,634	33,985	(746,538)	1,006,632
Net other (expense) income	(24,554)	(12,143)	(84,342)	878	478
(Loss) income before income tax	(780,600)	1,239,491	(50,357)	(745,660)	1,007,110
Income tax expense	-	292,956	11,567	-	257,549
Net (loss) income	(780,600)	946,535	(61,924)	(745,660)	749,561
Foreign currency translation gain (loss)	59,707	(21,436)	(35,876)	65,254	(80,262)
Comprehensive (loss) income	(720,893)	925,099	(97,800)	(680,406)	669,299

Basic and dilutive (loss) earnings per share	(0.054)	0.066	(0.005)	(0.056)	0.056

Selected Consolidated Balance Sheets Information:

	As of	As of	As of	As of	As of
	December	December	December	December	December
	31, 2020	31, 2019	31, 2018	31, 2017	31, 2016
	US$	US$	US$	US$	US$
Statements of Financial Position Data:
Cash and cash equivalents	2,806,619	115,440	848,522	4,116	55,798
Total assets	4,407,870	9,616,490	3,983,288	1,357,988	2,239,495
Total shareholders’ equity	931,926	1,652,819	727,720	746,426	1,426,832
Current liabilities	3,475,944	7,866,964	3,255,568	611,562	812,642
Total liabilities	3,475,944	7,963,671	3,255,568	611,562	812,642

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

We were formed in in 2012 and started generating revenue in the year ended December 31, 2015. Thus, our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance, and prospects. We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that we may not be able to:

●	restore and maintain profitability;
●	preserve our leading position in the market of high-quality blended coking coal;
●	acquire and retain customers;
●	attract, train, motivate, and retain qualified personnel;
●	keep up with evolving industry standards and market developments;
●	successfully implement our marketing and growth strategy;
●	respond to competitive market conditions;
●	maintain adequate control of our expenses;
●	manage our relationships with our suppliers and customers; or
●	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We may continue to incur losses, negative cash flows from operating activities, or negative working capital in the future. If we are not able to become profitable or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

For the year ended December 31, 2020, we recorded a net loss of $780,600 because of the decrease in our revenue and gross profit. For the year ended December 31, 2019, we recorded a net income of $946,535 because of the increase in our revenue and gross profit. For the year ended December 31, 2018, we recorded a net loss of $61,924. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to a history of operating loss in 2018, the numerous risks and uncertainties associated with our business, we may not be able to turn profitable in the long-term after 2020.

In addition, our net cash provided by operations for the year ended December 31, 2020 was $518,201, net cash provided by operations for the year ended December 31, 2019 was $827,020. Net cash provided by operating activities for the year ended December 31, 2020 was mainly derived from the decrease of accounts receivables and notes receivables of $6,361,068 and $2,421,132, respectively, offsetting by the net loss of $780,600, an increase of prepayments and other current assets of $1,022,510, a decrease of accounts payable and notes payable of $4,481,006 and $1,833,971, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” Although we have improved the liquidity position and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

If we are unable to stay profitable or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control.

Our consolidated financial statements for each of the three years ended December 31, 2020, 2019 and 2018 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

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

For the year ended December 31, 2020, we served two customers, Zhongyin Rongtong (Shanghai) International Trade Co., Ltd. (“Zhongyin Rongtong”) and Shanxi Meijin Jiaohua Co., Ltd. (“Meijin”), consisting of 79% and 21% of our sales revenue, respectively. For the year ended December 31, 2019, we served 2 customers, Meijin and Shanxi Meijin Jiaohua Yangqu Co., Ltd (“Meijin Jiaohua”), consisting of 99% and 1% of our sales revenue, respectively. For the year ended December 31, 2018, four customers, Shanxi Meijin Wuzi Supply Co., Ltd.(“Meijin Wuzi”), Shanxi Hongyao Kesheng Trading Co., Ltd. (“Hongyao”), Shanxi Chuangli Trading Co., Ltd (“Chuangli”) and Meijin Jiaohua, consisted of 33%, 17%, 14% and 11% of our sales revenue, respectively. As a consequence, we may have large amounts of collectibles from these large customers. Additionally, all of our customers send us supply orders specifying the characteristics of blended coking coals that they require, and we supply them on an order-to-order basis without long-term supply agreements. If we lose one or more large customers like these, our sales revenue will decrease and our financial condition and results of operations may be materially adversely impacted.

We had sourced blended coking coal primarily from a supplier. If we lose the supplier, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the year ended December 31, 2020, we sourced all of our coking coal from two suppliers, Jinneng (Tianjin) Coal Sales Co., Ltd. (“Jinneng”) and Liulin Xin’an Yuanda Coal Co., Ltd (“Xin’an Yuanda” or “Partner Manufacturer”), consisting of 83% and 17%, respectively. For the year ended December 31, 2019, we sourced all of our coking coal from one supplier, Xin’an Yuanda. For the year ended December 31, 2018, we sourced 60% of our coking coal raw materials from one supplier, 16% of our coking coal raw materials from a second supplier, and the rest from several other suppliers. If we lose one or more suppliers and are unable to swiftly engage new suppliers, our production operation may continue to be disrupted and/or suspended, and we may not be able to deliver finished products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers and we are actively identifying and discussing with supplier targets to merge and/or acquire, there is no guarantee that we will be able to locate appropriate new suppliers and/or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

We have two steady suppliers, but in the event that we lose any of the suppliers, or that any supplier is no longer able to source us the blended coking coal we need, our results of operations may be adversely and materially impacted.

For the year ended December 31, 2020, we found two reliable suppliers that provided all of the blended coking coal we sourced. For the year ended December 31, 2019, we found a reliable supplier that provided all of the blended coking coal we sourced. Because we are a comparatively smaller customer, the suppliers we source from may choose to prioritize supply for other larger customers. While our suppliers are able to prioritize our orders, we cannot guarantee we will not encounter this in the near future, in which case, our operations will be disrupted and our revenues significantly and adversely impacted.

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

Imported coking coal consisted of 11.77%, 12.25%, and 15%, of total coking coal consumption in the PRC in 2020, 2019, and 2018, respectively, and imported coking coal is increasingly used to bridge the supply and demand gap in the PRC market. Other than regulatory factors, the main obstacle to the slow growth of imported coking coal in the PRC is that the majority of coke making furnaces are configured to receive only coking coal with characteristics specific to the coking coal produced in the PRC, and re-configuration cost of the furnaces for them to receive imported coking coal is currently high. If more furnaces undergo re-configuration and new furnaces are put in use, imported coking coal may increasingly make up the coking coal consumption in the PRC. More inflow of imported coking coal may result in lower prices for our products and/or reduced quantities in demand for our products.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and director or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, all of our director and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our director and officers.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. As of December 31, 2020 and the date of this annual report, we do not have in place effective disclosure controls and procedures or internal controls over financial reporting. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise funds in a debt or equity financing.

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

Our results of operations are substantially dependent upon the prices we receive for our coking coal. The price for coking coal in the PRC market ranged from RMB1,027.5 ($157.5) to RMB1,744.5 ($267.4) per ton in the year of 2020. The price for coking coal in the PRC market ranged from RMB1,138 ($165) to RMB1,438 ($208) per ton in the year of 2019. The price for coking coal in the PRC market ranged from RMB1,091 ($165) to RMB1,464 ($221) per ton in the year of 2018. Those prices depend upon factors beyond our control (some of which are described in more detail in other risk factors below), including:

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

We have engaged in transactions with related parties, and such transactions present possible conflict of interest that could have a material and adverse effect on our business, financial conditions and results of operations.

We have entered into a number of transactions with related parties in the past. As of December 31, 2020, 2019 and 2018, we had outstanding borrowings due to related parties in the aggregate amount of $3,277,471, $1,058,623 and $407,705, respectively. For details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” We may in the future enter into additional transactions with members of our management, director, shareholders or other related parties.

Transactions with related parties present potential for conflict of interest, as the interests of related parties may not align with the interests of our shareholders. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

We rely on the laws of the Cayman Islands which provides that directors owe a duty of care and a duty of loyalty to our Company. Under the laws of the Cayman Islands, our director has a duty to act honestly, in good faith and with a view to our best interests in evaluating and reviewing our related party transactions. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations.

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

Due to various circumstances in the coal industry, such as over-extraction, inappropriate extraction, and persistent safety issues experienced by smaller mining operations in Shanxi Province, the Shanxi provincial government has recouped the Shanxi coal industry with prerogatives of restricting coal output and closing down smaller mining operations in mass. As of the date of this annual report, a vast majority of smaller mining operations have been closed down. Shanxi provincial authorities have promulgated various guidance and policies that limit the total quantity of coal mined by coal mining companies in Shanxi, and output requirement for mining companies in Shanxi which have resulted in industry consolidation and closing of smaller mines, and in turn a lower total quantity of coal output. While there are uncertainties as to the specific effect of such policies, restricting coal output may limit our access to raw materials needed in our production process, and we may not be able to deliver the amount of coking coal under existing sales orders or at a price acceptable to the customers. If the remaining larger coal mines who survive the industry consolidation in Shanxi decide to use its bargaining power, this may increase the prices we are able to negotiate for such raw materials, this may negatively impact our access to raw materials, and in turn our results of operations.

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

The COVID-19 pandemic has created unique global challenges, including challenges to many aspects of our business. In earlier 2020, the COVID-19 outbreak caused temporary closure of our offices, and our employees’ ability to travel and/or visit clients and partners were restricted. We have been gradually recovering from the general shutdown and delay in commencement of operations in China since the second half of 2020. Currently, our business operations have recovered and we expect our business operations to return to the level of pre-pandemic period in 2021. Once the COVID-19 outbreak is under control in additional parts of the world, we intend to seek opportunities for business expansion with customers and partners located both in China and overseas.

Nevertheless, the extent to which COVID-19 impacts our financial position, results of operations and cash flow in 2021 will depend on the future development of the pandemic, including new information on the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the COVID-19 pandemic harms the Chinese economy in general. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again.

Many of the quarantine measures in China have been relaxed as of the date of this annual report. However, our results of operations may still be adversely affected to the extent that the COVID-19 pandemic continues to affect the Chinese economy in general. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

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

Risks Relating to Our Ordinary Shares

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

Sales of substantial amounts of our Ordinary Shares in the public market after the consummation of our initial public offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. As of December 31, 2020 and as of the date of this annual report,1 we have 14,333,334 Ordinary Shares outstanding that are available for sale subject to certain restrictions. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

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

1 To be confirmed prior to filing

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

If the price of our Ordinary Shares is volatile once our Ordinary Shares commence trading, purchasers of Ordinary Shares could incur substantial losses.

The price of our Ordinary Shares is likely to be volatile once our Ordinary Shares commence trading on any stock market. As a result of this volatility, investors may not be able to sell their shares of Ordinary Shares at or above the initial public offering price. The price for our Ordinary Shares may be influenced by many factors, including general economic, industry and market conditions.

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

If our director refuses to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our sole director may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our director, actions by minority shareholders and the fiduciary responsibilities of our director to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our director under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, director or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our sole director is obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands on February 24, 2017. Our PRC operating company, Shanxi Jinxuan, was formed as a PRC entity pursuant to PRC law on October 16, 2012. Pursuant to PRC laws, each entity formed under PRC law shall have a certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, Shanxi Jinxuan’s business scope is to engage in distributing and reselling of coking coal, its main operation.

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

Our principal executive offices are located at T4-1802-1812, Huarun building, No.1 Changxin road, Wanbailin District, Taiyuan, Shanxi, PRC, and our phone number is + 86–351–7020402. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. We maintain a corporate website at http://www.bestjxjm.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

The SEC maintains a web site at  www.sec.gov  that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

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

We could remain an emerging growth company until December 31, 2023, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

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

B. Business Overview

Through Shanxi Jinxuan, our operating company, we are a Shanxi Province-based distributor and seller of blended coking coal, also known as metallurgical coke, that is primarily used to produce coke. Coke produced by coking facilities is used mainly in the steel-making process by steel mills. We provide two types of services, namely blended coking coal distribution services and agent services to our customers. Prior to the fiscal year ended December 31, 2019, we were a manufacturer and supplier of blended coking coal. We started generating revenue in the year ended December 31, 2015. For the year ended December 31, 2020, revenue from blended coking coal was $1,239,829 or 100% of our revenue, and we did not generate revenue from agent fee from third parties. For the year ended December 31, 2019, revenue from blended coking coal was $5,219,06 and 82% of our revenue, and revenue from agent fee from third parties was $1,166,929 and 18% of our revenue. For the year ended December 31, 2018, revenue from blended coking coal was $6,684,112 and 99% of our revenue, and revenue from agent fee from third parties was $37,616 and 1% of our revenue.

For our blended coking coal distribution services, we distribute blended coking manufactured by Liulin Xin’an Yuanda Coal Co., Ltd. ("Xin'an Yuanda" or "Partner Manufacturer") to customers. In September 2019, we entered into a cooperation agreement (the “Cooperation Agreement”) with Xin’an Yuanda through our subsidiary Shanxi Jinxuan, pursuant to which Xin’an Yuanda shall produce blended coking coal according to our instructions and under our supervision. Our technical personnel directs the mixing ratio of the products on site and supervises the entire blending process. Pursuant to the Cooperation Agreement, Xin’an Yuanda purchases raw coal according to our specifications, provides coal washing and blending plants, provides manufacturing facilities, and operates such facilities. We obtain ownership of the blended coking coal after the blending process completes. Therefore, we act as the principal and recognize revenue in the amount of total consideration charged to customers, upon the completion of our performance obligation. The Cooperation Agreement is a framework agreement which remains effective for one year since September 26, 2019. We did not renew the Cooperation Agreement after its expiration.

The products we distribute are batches of blended coking coal of a uniform mix that conform to our customers’ specifications. This is achieved by the proprietary electric coking coal blender that our Partner Manufacturer uses in blending and manufacturing coking coal raw materials of various grades and characteristics into the specified uniform mix.

On October 12, 2020, we entered into the sales contract with Zhongyin Rongtong, through our subsidiary Shanxi Jianxuan, to sell and deliver blended coking coal to Zhongyin Rongtong. We entered into a purchase contract with Jinneng, under which we bear the risk of damage and loss of the coal after delivery. Thus, we act as the principal and recognize revenue in the amount of total consideration charged to customers, upon the completion of every transaction. Unlike with respect to our agent services, for our blended coking coal distribution services, we bear the risk of damage and loss of coal after delivery and recognize revenues using the net method.

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

Our revenue is primarily generated through sales of blended coking coal based upon customer specifications. For the year ended December 31, 2020, 2019, and 2018, we generated revenue of $1,239,829 , $6,385,992, and $6,721,728 in the aggregate, respectively, with $0, $1,166,929, and $37,616 generated from agent fee from third parties. For the year ended December 31, 2020, 2019, and 2018, we produced and sold a total of 15,529, 36,845, and 85,587 tons of coking coal, respectively. Our net loss for the year ended December 31, 2020 was $780,600, net income for the year ended December 31, 2019 was $946,535, and net loss for the year ended December 31, 2018 was $61,924. We incurred loss from our operations of $756,046 in the year ended December 31, 2020, profit from our operations of $1,251,634 in the year ended December 31, 2019, and income from our operations of $33,985 in the year ended December 31, 2018. 17% of the blended coking coal we sourced was from supplier based in Shanxi Province and 83% from supplier based in Tianjin Province for the year ended December 31, 2020 and all of our raw materials, various grades of coking coal, for the years ended December 31, 2019 and 2018 were from suppliers based in Shanxi Province, the PRC. For the year ended December 31, 2020, we did not generate any revenue from agent fees from third parties. For the year ended December 31, 2019, our revenue from agent fees from third parties was $1,166,929, or 18%. For the year ended December 31, 2018, our revenue from agent fees from third parties was $37,616, or 1%. See more detailed information in “Item 5. Operating and Financial Review and Prospects – D. Trend Information” in this annual report.

Marketing, Sales, and Customer Contracts

As of December 31, 2020, we maintained our marketing and sales forces with two employees. We focus on meeting the needs and specifications of our customers rather than just focusing on generating more revenue. As such, our marketing efforts are centered on customer needs and requirements. By offering coking coal in grades of specific qualities of heat content, sulfur and ash, and other characteristics relevant to our customers, we are able to serve a diverse customer base.

We serve a limited number of customers and our top customers are a few coking coal resale companies and coke producing companies. For the year ended December 31, 2020, we served two customers, Zhongyin Rongtong and Meijin, consisting of 79% and 21% of our sales revenue, respectively. For the year ended December 31, 2019, we served two customers, Meijin and Meijin Yangqu, consisting of 99% and 1% of our sales revenue, respectively. For the year ended December 31, 2018, we served four customers, Meijin Wuzi, Hongyao, Chuangli, and Meijin Jiaohua, consisting of 33%, 17%, 14% and 11% of our sales revenue, respectively. We usually supply our customers a certain quantity of blended coking coal, during a one-month term, for a fixed price, pursuant to a form of sales order entered into in the ordinary course of business. When market volatility is significant, we will supply blended coking coal on an adjusted price agreed by our customers. In the event we cannot agree on an adjusted price with our customer, the spot price of coking coal on the Dalian Futures Exchange will be used. Customer orders also typically contain provisions requiring us to deliver blended coking coal that meets quality thresholds for certain characteristics such as sulfur content, ash content, volatility and ash fusion temperature. We believe we are not dependent upon these customers and will be able to find new customers swiftly on commercially reasonable terms because, with Shanxi Province being the largest coke producing province in the PRC market, our location’s proximity to coke producing companies enable us to better access the market, build customer relationships, and swiftly transport and supply the blended coking coal needed by our customers.

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

Suppliers

For the year ended December 31, 2020, we relied on two suppliers, Jinneng and our Partner Manufacturer, for blended coke coal needed for us to fill the orders of our customers. For the year ended December 31, 2019, we relied on one supplier, our Partner Manufacturer, for blended coke coal needed for us to fill the orders of our customers. For the year ended December 31, 2018, we relied on four suppliers and our raw coking coal reserves to provide us with the raw coking coal needed for us to fill the orders of our customers, Xiaoyi Xindafu Trading Co., Ltd. which provided 60% of our raw materials, Shanxi Yidayang Coal Transportation Co. Ltd which provided 16% of our raw materials, and the remaining 24% provided by two other coking coal suppliers.

We are located in Shanxi Province, a region with many suppliers who have access to various coal mining fields in Shanxi, a region with relatively abundant coal reserves. As of the date of this report, we are solely dependent on two suppliers, Jinneng and our Partner Manufacturer, for blended coke coal needed for us to fill the orders of our customers. While we believe that we are able to establish relationship with alternative suppliers on commercially reasonable terms in a relatively short period of time if we stop sourcing blended coking coal from our Partner Manufacturer and Jinneng for any reason, in the event that we fail to do so, our results of operations and financial position may suffer.

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

Our Strategies

As a result of the COVID-19 pandemic, we experienced delay in carrying out our growth strategies and expansion plan in 2020. Nevertheless, our long-term objective remains the same, which is to establish our company as the regional leader in the coking coal industry while continuing to expand our supplier and customer base. Our key strategies to achieve this objective are described below:

•	Between 2022 and 2023, we plan to expand our customer base to the nearby provinces of Hebei and Shandong. We also plan to acquire additional suppliers as well as coal washing plants that have existing coke plants customers to expand both our suppliers and customer base.

•	Between 2024 and 2025, we plan to continue to grow our company, and collaborate with regional futures exchange to establish a one-stop industry park that encompasses production, trade, logistics and financing in the coking coal industry. We also plan to establish a coking coal e-commerce platform that allows participants in the coking coal industry to engage in online commerce, financing and investment of coking coal derivative products.

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

According to a report on PRC coking coal issued by Changjiang Securities Co., Ltd. dated September 11, 2018 and a report on the global coking coal industry issued by Futures Daily, dated December 9, 2020, the identified coal reserves in the PRC consist of a majority of gas coal (1/3 of which is coking coal), while coking coal and fat coal constitute 23% and 13% of the coal reserves in China, respectively. China’s identified coking coal reserves constitutes roughly 24% of the world’s coking coal reserves. Approximately 80% of coking coal resources in the PRC considered easy to mine, i.e. buried within 1 km underground, are located in Shanxi Province and Guizhou Province. Shanxi Province has identified 169.46 billion tons of coking coal in their reserves, accounting for 56% of the national coking coal reserves; 33.16 billion tons of which are obtainable, accounting for 51.3% of all obtainable coking coal in the country. The coking coal identified as well as obtainable in Shanxi Province’s ranks first in the PRC. The provinces ranked second, third, fourth, and fifth in identified coking coal reserves are Anhui Province with 23.62 billion tons, Shandong Province with 17.27 billion tons, Guizhou Province with 9.96 billion tons, and Heilongjiang Province with 9.82 billion tons.

Coking coal, especially high-quality coking coal is an important material for steel production. However, coking coal, especially high-quality coking coal has become a scarce resource in the PRC due to inappropriate mining or extraction where exhaustive mining has continued for quite some time, and high-quality coals were extracted and utilized as low-quality coals. Because of the scarcity of the coking coal resource, high-quality coking coal sometimes need to be imported from other countries. In 2019, China imported 62.3 million tons of coking coal from other countries, meeting approximately 11% of the domestic demand. In 2020, Australia was China’s largest coking coal import supplier, accounting for 5.74% of annual coking coal consumption in the PRC market.

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

Pricing and Backlog

To date, we price blended coking coal on an order-to-order basis, based on Dalian Futures Exchange’s coking coal spot price, adjusted for both the qualities and characteristics of coking coal raw materials used for each order, and the qualities and characteristics of blended coking coal products. We sell blended coking coal primarily to coke making facilities on an as-needed basis. Due to the variability and fluctuation of the PRC market price of blended coking coal, we enter into fixed term and fixed price sales orders that allow price adjustment. Our sale contracts are usually for a period of three months and we typically do not have long-term sales contracts, but we intend to maintain close business relationships with our major customers. Our sales orders with customers generally contain provisions that permit the parties to adjust the contract price of the blended coking coal upward or downward with the fluctuation of PRC market prices of raw coking coal, represented by the coking coal spot price of Dalian Futures Exchange. For example, we may adjust these contract prices because of increases or decreases in the price of raw coal from our suppliers, general inflation or deflation, or changes in the cost of producing blended coking coal caused by such things as changes in taxes, fees, royalties or the laws regulating the mining, production, sale or use of coal. However, if we fail to agree on an adjusted price with our customers under these provisions, the sales orders shall be executed at the PRC market price represented by coking coal spot price of Dalian Futures Exchange. In China, the purchase price of coking coal fluctuated greatly between RMB1,027.5 ($157.5) per ton and RMB1,744.5 ($267.4) per ton, in the period from January 2020 to December 2020, with a decrease trend until April 2020 and an increase trend until December 2020. The purchase price of coking coal fluctuated greatly between RMB1,138 ($165) per ton and RMB1,438 ($208) per ton, in the period from January 2019 to December 2019, with an increase trend. The purchase price of coking coal fluctuated greatly between RMB1,091 (approximately $165) per ton and RMB1,461 (approximately $221) per ton, in the period from January 2018 to December 2018. Top quality raw coking coal is critical for us to maintain our operating efficiencies and deliver blended coking coal to our customers which meets their specifications. Since top quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as pig iron, steel and concrete. This may in turn lead to a fall in demand for our products.

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

We have abided by and plan to continue to abide by the relevant PRC environment protection law in our business operation. The Environmental Protection Bureau of Liulin County issued Shanxi Jinxuan a certificate on August 3, 2017 certifying that since January 1, 2015, Shanxi Jinxuan has abided by national and local laws and regulations on environmental protection, there has been no unlawful act in our operation, and that Shanxi Jinxuan has not been subject to any environmental administrative penalty or complaint. For the fiscal years ended December 31, 2020, 2019, and 2018, Shanxi Jinxuan had not been subject to any environmental administrative penalty or complaint.

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

Regulations Relating to Employment and Social Insurance

Pursuant to the PRC Labor Law effective as of January 1, 1995 (as amended on December 29, 2018), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Pursuant to the Social Insurance Law of China effective from July 1, 2011, and the Housing Fund Regulation which was amended and became effective on March 24, 2002, employers in China shall pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations. As of December 31, 2020, we had been making full contributions to the social insurance plan and the housing plan for our employees.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants and Equipment

Our office is located at T4-1802-1812, Huarun building, No.1 Changxin road, Wanbailin District, Taiyuan, Shanxi, the PRC, where we lease the office space with an aggregate floor area of approximately 817 square meters. We believe that our existing facilities are generally adequate to meet our current needs, but we may seek additional space as needed to accommodate future growth.

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

For our blended coking coal distribution services, in September 2019, we entered into the Cooperation Agreement with Xin’an Yuanda, our Partner Manufacturer, through our subsidiary Shanxi Jinxuan, pursuant to which Xin’an Yuanda shall produce blended coking coal according to our instructions and under our supervision. Our technical personnel directs the mixing ratio of the products on our Partner Manufacturer’s site and supervise the entire blending process. Pursuant to the Cooperation Agreement, Xin’an Yuanda shall purchase raw coal according to our specifications, provide plant for coal washing and blending, provide manufacturing facilities, and operate such facilities. We take delivery of the blended coking coal after the blending process completes. Therefore, we act as the principal and recognize revenue in the amount of total consideration charged to customers, upon the completion of our performance obligation. The Cooperation Agreement is a framework agreement which expired on September 26, 2020. We did not renew the Cooperation Agreement after its expiration.

On October 12, 2020, we entered into the sales contract with Zhongyin Rongtong, through our subsidiary Shanxi Jianxuan, to sale blended coking coal with the obligation to take delivery. We entered into a purchase contract with Jinneng as well, under which we bear the risk of damage and loss of the coal after delivery. Thus, we act as the principal and recognize revenue in the amount of total consideration charged to customers, upon the completion of every transaction.

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

All of our revenue and workforce are concentrated in China. The outbreak of COVID-19 adversely impacted the coking coal industry in China, especially in the first quarter of 2020. As a result of the outbreak, we temporarily closed down our offices since early 2020. The production and demand of coking coal has gradually increased since the second quarter of 2020. In the third quarter of 2020, the COVID-19 pandemic in China was relatively under control, and we decided to reopen our offices and fully resume our work. Consequently, the outbreak of COVID-19 materially and adversely affected our business operations and our financial condition and operating results for the year ended December 31, 2020, including, but not limited to, a decrease in our total revenues of $5,146,163, and net income of $1,727,135. The accounts receivable of December 31, 2019 was collected timely in 2020 attributed to the good recovery of major customers, and thus there was no bad debt occurred.

We have been closely monitoring the impact of COVID-19 on macro economy and coking coal industry in general, as well as the extent to which COVID-19 impacts our business, results of operations and financial condition. We expect that if there is no recurrence of the pandemic in 2021, our operations and financial conditions will improve.

Factors and Trends Affecting Our Financial Performance

We believe that the following factors will affect our financial performance:

Our customer base in Shanxi Province and nearby provinces- Our only customers are coal companies with steady demand for blended coking coal, which contains moderate level of sulfa to meet stringent environmental regulations. The Chinese government has provided guidance to standardize the coal industry in recent years, which has positively impacted our business. We have generated substantially all of our revenues from sales of blended coking coal and agent services. We expect the sales of blended coking coal to continue to be the primary source of our revenues in the foreseeable future. Our success, therefore, depends on our customers’ continued reliance on blended coking coal and our ability to source the specified coal. During the past fiscal year of 2020, the demand for coking coal was affected adversely due to COVID-19, which resulted in a significant decrease of the revenue for the year ended December 31, 2020.

Securing suppliers with access to high quality coking coal raw materials- Our Partner Manufacturer is located in Liulin, Shanxi Province, and has access to the high quality raw coking coal in Liulin, - an area famed as China’s “King of Coal,” which has higher processing yield and lower processing cost than lower quality raw coking coal. As such, our Partner Manufacturer could access a great quantity of high quality raw coking coal with low raw material costs and low transportation costs. Therefore, through our Partner Manufacturer, we had access to high quality raw mateirals with low costs. However, the agreement with our Partner Manufacturer expired after September 26, 2020. On October 12, 2020, we entered into an agreement with Jinneng to fulfill our demand of raw coking coal at higher costs, and thus our profit margin decreased significantly.

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

Jacqueline HK and Junhao HK are both incorporated in Hong Kong and do not conduct any substantial operations of their own. As such, under the Hong Kong tax laws, both Jacqueline HK and Junhao HK are exempted from income tax on their foreign-derived income and are not subject to withholding taxes on remittance of dividends. Since neither Jacqueline HK nor Junhao HK have any assessable profits for the year ended December 31, 2020, 2019 and 2018, no provision for Hong Kong profits tax has been made in the financial statements. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB nil as of December 31, 2020, 2019 and 2018, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

China

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIEs, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by Shanxi Jinxuan, our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Our effective tax rate was nil, 24%, and -23% for the years ended December 31, 2020, 2019 and 2018, respectively. As a result, $0, $292,956 and $11,567 income tax expense were recognized for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

	For the Years Ended December 31,
	2020	2019
Revenue
- Product sales to third parties	$1,239,829	$5,219,063
- Agent fee from third parties	-	1,166,929
Total revenue	1,239,829	6,385,992
Cost of revenue
- Product sales to third parties	1,187,953	3,984,493
Total cost of revenue	1,187,953	3,984,493
Gross profit	51,876	2,401,499

Operating expenses
Selling and marketing expenses	127,265	497,198
General and administrative expenses	680,657	652,667
Total operating expenses	807,922	1,149,865

(Loss) Income from operations	(756,046)	1,251,634

Other expense	(24,554)	(12,143)
Total other expenses, net	(24,554)	(12,143)

(Loss) Income before income tax	(780,600)	1,239,491
Income tax expense	-	292,956
Net (loss) income	$(780,600)	$946,535
Other comprehensive loss
Foreign currency translation gain (loss)	59,707	(21,436)
Comprehensive (loss) income	$(720,893)	$925,099

Revenue

Our revenue for the years ended December 31, 2020 and 2019 were derived from the following sources:

	For the Years Ended December 31,				Variance
	2020	%	2019	%	Amount	%
Product sales to third parties	$1,239,829	100%	$5,219,063	82%	$(3,979,234)	(76)%
Agent fee from third parties	-	-%	1,166,929	18%	(1,166,929)	(100)%
Net Revenue	$1,239,829	100%	$6,385,992	100%	$(5,146,163)	(81)%

For the years ended December 31, 2020 and 2019, we generated revenue of $1,239,829 and $6,385,992, respectively, with a decrease of $5,146,163 , or 81%. This was mainly due to a decreased demand for coking coal due to the COVID-19 pandemic, which resulted in a significant decrease of our revenue in 2020 generated from both product sales and agent fees. We developed a new customer, Zhongyin Rongtong, in 2020, which contributed to our sales volume in 2020.

Cost of revenue

Our cost of revenue for the years ended December 31, 2020, and 2019 were $1,187,953 and $3,984,493 respectively.

	For the Years Ended December 31,				Variance
	2020	%	2019	%	Amount	%
Coal	$1,159,889	98%	$3,965,000	100%	$(2,805,111)	(71)%
Labor cost	28,064	2%	19,493	-%	8,571	44%
Total Cost	$1,187,953	100%	$3,984,493	100%	$(2,796,540)	70%

Our cost of revenue generated from product sales to third parties for the year ended December 31, 2020 was $1,187,953 , as compared to $3,984,493 for the year ended December 31, 2019, representing a decrease of $2,796,540, or 70% due to the decrease in revenue. For the year ended December 31, 2020 and 2019, our cost of revenue mainly comprised of coking coal and technical personnel’s performance salary. The decrease of cost of revenue was mainly because of a decrease in product sales to third parties.

Gross profit and gross margin

Our gross profit for the year ended December 31, 2020 was $51,876, as compared to $2,401,499 for the year ended December 31, 2019, representing a decrease of $2,349,623, or 98%. The overall gross margin decreased from 38% in the fiscal year 2019 to 4% in 2020. The decrease of gross margin was because in 2020, we sold clean coal purchased directly from suppliers, which generated lower profit margins compared to our sales of blended coking coal produced by Xin’an Yuanda under our technical support in 2019. Besides, we did not generate any agent fee from third parties in 2020, and in comparison we generated 18% of our total revenue in agent fees in the fiscal year 2019.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2020 and 2019:

	For the Years Ended December 31,				Variance
	2020	%	2019	%	Amount	%
Selling and marketing expenses	$127,265	16%	$497,198	43%	$(369,933)	(74)%
General and administrative expenses	680,657	84%	652,667	57%	27,990	4%
Total Amount	$807,922	100%	$1,149,865	100%	$(341,943)	(30)%

Selling and marketing expenses

Our selling and marketing expenses consisted primarily of transportation expense and staff salary relating to selling and marketing. Selling and marketing expenses for the year ended December 31, 2020 was $127,265, or 10% of our total revenue, while selling and marketing expenses for the year ended December 31, 2019 was $497,198, or 8% of our total revenue. The decrease of $369,933 was mainly due to a decrease in shipping and handling expenses.

General and administrative expenses

General and administrative expenses consisted primarily of staff salaries incurred by our general and administrative department, office lease, audit, legal and financial consulting fee. General and administrative expenses were $680,657, or 55%, of total revenue for the year ended December 31, 2020, as compared to $652,667, or 10%, of total revenue for the year ended December 31, 2019, representing an increase of $27,990.

Other expense, net

Other expense mainly included interest expenses on loan from a third party and bank charges. Other income mainly represented the refund of overpaid income taxes and interest income on deposits placed with commercial banks.

Net income (loss)

As a result of the foregoing, our net loss for the year ended December 31, 2020 was $780,600 as compared to net income of $946,535 for the year ended December 31, 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table sets forth key components of our results of operations during the years ended December 31, 2019 and 2018.

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

	December 31,
US$ Exchange Rate	2020	2019	2018	2017
Year-end RMB	6.5249	6.9762	6.8632	6.7547
Annual average RMB	6.9129	6.8985	6.6174	6.6423

2020 Revenue in RMB	8,551,849

Translated into US$ with various exchange rates		US $	Exchange Effect/Compared to 2019 Rate Increase (decrease)
Use 2020 average rate	6.8976	$1,239,829	$-
Use 2019 average rate	6.8985	$6,429,544	$-
Use 2018 average rate	6.6174	$6,702,664	$273,120
Use 2017 average rate	6.6423	$6,677,537	$247,993
Use 2016 average rate	6.6549	$6,664,895	$235,351

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal years 2020, 2019, and 2018.

B. Liquidity and Capital Resources

Cash and cash equivalent

As of December 31, 2020, we had cash and cash equivalent of $ 2,806,619, an increase of $2,691,179 from $115,440 as of December 31, 2019, mainly comprised of net cash provided by operating activities of $518,201 and net cash provided by financing activities of $2,029,691.

As of December 31, 2019, we had cash and cash equivalent of $115,440, a decrease of $733,082 from $848,522 as of December 31, 2018, mainly due to net cash used in financing activities of $ 1,420,335 and net cash used in investing activities of $134,635, offset by net cash provided by operating activities of $827,020.

Summary of cash flows

The following table summarizes our cash flows for the years ended December 31, 2020, 2019 and 2018:

	For the Years Ended December 31,
	2020	2019	2018
Net cash provided by (used in) operating activities	$518,201	$827,020	$(2,217,943)
Net cash (used in) provided by investing activities	-	(134,635)	755,581
Net cash provided by (used in) financing activities	2,029,691	(1,420,335)	2,335,641
Effect of exchange rate changes on cash and cash equivalents	143,287	(5,132)	(28,873)
Net increase (decrease) in cash and cash equivalents	2,691,179	(733,082)	844,406
Cash and cash equivalents, beginning balance	115,440	848,522	4,116
Cash and cash equivalents at end of the year	$2,806,619	$115,440	$848,522

Cash flow from operating activities

Net cash provided by operating activities was $518,201 and $827,020 for the year ended December 31, 2020 and 2019, respectively. Net cash used in operating activities was $2,217,943 for the year ended December 31, 2018.

Net cash provided by operating activities for the year ended December 31, 2020 was mainly derived from the decrease of accounts receivables and notes receivables of $6,361,068 and $2,421,132, respectively, offsetting by the net loss of $780,600, an increase of prepayments and other current assets of $1,022,510, and a decrease of accounts payable and notes payable of $4,481,006 and $1,833,971, respectively.

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

Cash flow from investing activities

Net cash provided by investing activities was nil for the year ended December 31, 2020. Net cash used in investing activities was $134,635 for the year ended December 31, 2019, and net cash provided by investing activities of $755,581 for the year ended December 31, 2018.

Net cash used in investing activities for the year ended December 31, 2019 was due to the purchase of fixed assets.

Net cash provided by investing activities for the year ended December 31, 2018 was mainly because of collection of deposit for acquisition from third parties of $755,581.

Cash flow from financing activities

Net cash provided by financing activities for the year ended December 31, 2020 was $2,029,691, while net cash used in financing activities for the year ended December 31, 2019 was $1,420,335, and net cash provided by financing activities for the year ended December 31, 2018 was $2,335,641.

Net cash provided by financing activities for the year ended December 31, 2020 mainly included a loan we received from a related party, Mr. Haigang Yan, in the amount of $2,899,559, offset by the repayment of a related party loan to Mr. Xiangyang Guo in amount of $869,868.

Net cash used in financing activities for the year ended December 31, 2019 was mainly due to the repayment of a third-party loan in the amount of $2,174,399, offset by a loan we received from a related party, Mr. Xiangyang Guo, in the amount of $724,800.

Net cash provided by financing activities for the year ended December 31, 2018 was due to a short-term loan we obtained from a third party in the amount of $2,336,546 for our operational.

Capital Expenditures

We incurred capital expenditures of nil, $134,635, and nil, for the fiscal years ended December 31, 2020, 2019, and 2018, respectively. The capital expenditures in 2020, 2019, and 2018, were primarily related to expenditures made in connection with purchase of property and equipment.

Holding Company Structure

Jinxuan Coking Coal Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary. As a result, our ability to pay dividends depends upon the dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our PRC subsidiary may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and Development, Patents and Licenses, etc.

Research and Development

None.

D. Trend Information

Other than disclosed elsewhere in this annual report, we are not aware of any trends, demands, commitments or events for the fiscal year ended December 31, 2020 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not indicative of future results of operations or financial conditions.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year-ended December 31, 2020 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
	Total	One to three years	Three to five years
	US$	US$	US$
Operating lease commitments	104,216	104,216	-

We lease office premise under an operating lease agreement that expires on March 31, 2022.

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements” on page 4 of this annual report on Form 20-F.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our sole director and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is T4-1802-1812, Huarun Building, No.1 Changxin Road, Wanbailin District, Taiyuan, Shanxi, the PRC.

Name	Age	Position(s)
Xiangyang Guo	31	Director and Chief Executive Officer
Yajun Shi	52	Chief Financial Officer

The following is a brief biography of each of our executive officers and director:

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

Mr. Yajun Shi has served as the Company’s Chief Financial Officer since November 2019. Mr. Shi jointly operated a private kindergarten with his business partners from January 2014 to June 2019. From October 2009 to December 2013, Mr. Shi handled issues and matters associated with the dissolution of Shanxi Wulin Metallurgical Group Co., Ltd. (“Wulin Group”). From November 2006 to September 2009, Mr. Shi served as the general manager of Wulin Group. From November 2005 to October 2006, Mr. Shi served as the general manager of Shanxi Qipanshan Foundry Coke Co., Ltd. From October 1989 to October 2005, Mr. Shi held multiple positions at Wulin Group successively, including accountant, financial director, audit director, deputy chief accountant and financial deputy general manager. Mr. Shi is an auditor with intermediate level certification and an accountant with intermediate level certification.

B. Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate amount of RMB 163,897 ($23,761) in cash compensation to our director and executive officers.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and director in the year ended December 31, 2020.

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

Our employment agreement with Mr. Xiangyang Guo, our CEO, had a term from January 1, 2017, to December 31, 2019, with an annual salary of $9,000. Our employment relationship with Mr. Xiangyang Guo was automatically renewed on January 1, 2020 and 2021 for one additional year each time pursuant to the terms of the employment agreement.

Our employment agreement with Mr. Yajun Shi, our CFO, has a term from November 15, 2019, to November 14, 2022, with an annual salary of RMB103,200 ($14,960).

C. Board Practices

Board of Directors

Our board of directors currently consists of one director. Currently, our director is not “independent” as that term is defined in Rule 10A-3 under the Exchange Act, since our director is the Chief Executive Officer of our Company. Furthermore, our board of directors is not required to meet the “independence” requirements of Rule 10A-3 under the Exchange Act. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to any separate requirement pursuant to our Articles of Association, a director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting.

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

Family Relationships

There is no family relationship among our director and our executive officer.

Duties of Directors

Subject to the provisions of the Cayman Companies Act, our amended and restated memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. However, to the extent allowed by the Cayman Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

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

(d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our sole director and the shareholders voting by ordinary resolution.

D. Employees

As of December 31, 2020, 2019 and 2018, we had 14, 15, and 15 full time employees, respectively, all of whom are full-time. There is no labor union. We believe our relations with our employees are good. As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administrated by local governments, including housing, pension, medical insurance, and unemployment insurance. We compensate our employees with basic salaries.

Function	Number of Employees as of December 31, 2020	% of Total
General and administrative	2	14.3%
Finance	2	14.3%
Business	1	7.1%
Production and technology	6	42.9%
Director	3	21.4%
Total	14	100%

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

•	each of our director and executive officers who beneficially own our Ordinary Shares; and

•	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers*:
Xiangyang Guo(1)	7,200,000	50.0%
Yajun Shi	0	0.0%

All directors and executive officers as a group:	7,200,000	50.0%
5% Shareholders*:
Bingshan Guo(2)	3,333,334	23.3%
Haigang Yan(3)	1,333,000	9.3%
Yonghong Che(4)	1,333,000	9.3%

*	Unless otherwise indicated, the business address of each of the individuals is T4-1802-1812, Huarun Building, No.1 Changxin Road, Wanbailin District, Taiyuan, Shanxi, the PRC.

(1)	Mr. Xiangyang Guo, the chief executive officer and sole director of the Company, is the 100% owner of Jinxuan GY Limited, which holds 7,200,000 Ordinary Shares.

(2)	Mr. Bingshan Guo is the 100% owner of Jacqueline G.D Limited, which holds 3,333,334 Ordinary Shares.

(3)	Mr. Haigang Yan is the 100% owner of Jinxuan YHG Limited, which holds 1,333,000 Ordinary Shares.

(4)	Mr. Yonghong Che is the 100% owner of Jinxuan CYH Limited, which holds 1,333,000 Ordinary Shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

Mr. Yonghong Che was the controlling shareholder, director, and general manager of Shanxi Jinxuan prior to February 2015 and one of the principal shareholders of Shanxi Jinxuan from December 31, 2016, to June 19, 2017. Mr. Che is also a 9.3% beneficial owner of the Company.

Mr. Xiangyang Guo, as the Company’s CEO, director, and chairman of the board, is a related party of the Company.

Mr. Bingshan Guo, as a 23.3% beneficial owner of the Company, has been a related party of the Company since August 5, 2017.

Mr. Haigang Yan, as a 9.3% beneficial owner of the Company, has been a related party of the Company since inception.

See “Item 4. Information on the Company—C. Organizational Structure.”

Payables to Related Party

For the year ended December 31, 2015, we received a non-interest bearing loan from Mr. Yonghong Che in the amount of $80,303. As of December 31, 2018, $50,996 of the loan was outstanding. As of December 31, 2020, we had fully repaid the loan.

For the year ended December 31, 2017, we received advances from Mr. Bingshan Guo in the amount of $222,362, for purposes of paying professional service fees incurred by the Company in connection with our initial public offering in 2017. The advances from Mr. Bingshan Guo were interest-free and due on demand. As of December 31, 2020 and as of the date of this annual report, $212,290 is due to Mr. Bingshan Guo.

For the year ended December 31, 2020, 2019, and 2018, we received advances from Mr. Xiangyang Guo in the amount of nil, $724,800, and nil for purposes of our operational activities. As of December 31, 2020, we had fully repaid the advances.

For the year ended December 31, 2020, we received a non-interest bearing loan from Mr. Haigang Yan in the amount of $2,899,559. As of December 31, 2020, $3,065,181 is due to Mr. Haigang Yan.

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

Our sole director has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our sole director decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the sole director may deem relevant. If we pay any dividends, we will pay our Ordinary Shares. Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

We filed a Registration Statement on Form F-1 for the sale of up to 1,000,000 Shares of Ordinary Shares, for $0.08 per share, on January 30, 2018, which became effective on March 22, 2018. On September 28, 2018, we completed the sale of 1,000,000 Shares of Ordinary Shares for $0.08 per share. Our Ordinary Shares are not currently quoted on any market.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are not currently quoted on any market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

General. Our authorized share capital is US$100,000 divided into 100,000,000 Ordinary Shares, par value $0.001 per share. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our current memorandum and articles of association provide that dividends may be declared and paid out of funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Transfer of Ordinary Shares.The instrument of transfer of any ordinary share shall be in writing and in any usual or common form or such other form as our directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up ordinary share, or if so required by the directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the ordinary shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a shareholder until the name of the transferee is entered in the register of members in respect of the relevant Shares.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary shares are to be transferred does not exceed four; and

(e)	the ordinary shares transferred are fully paid up and free of any lien in favor of us; and

(f)	any applicable fee of such maximum sum as the applicable stock exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, related to the transfer is paid to us.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register of members may not be closed, for more than 30 calendar days in any year.

Liquidation. On the winding up of our company, our shareholders may, subject to our Articles of Association and any other sanction required by Cayman Islands law, pass a special resolution allowing the liquidator to do either or both of the following.

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days in advance. The notice shall name a further day on or before which the payment required by the notice is to be made and where the payment is required to be made to.

Before we receive any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, we may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

Variations of Rights of Shares. Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of all of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The necessary quorum shall be one or more persons holding or representing by proxy at least one-third in nominal or par value amount of the issued shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum).

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Changes in Share Capital. We may from time to time by ordinary resolution:

●	increase the share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by the our Memorandum of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced ordinary share shall be the same as it was in case of the ordinary share from which the reduced ordinary share is derived; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the ordinary shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which its capital is divided.

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

Jinxuan Coking Coal Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Jinxuan Coking Coal Limited meets all of the conditions under the SAT Circular 82 discussed above. Jinxuan Coking Coal Limited is a company incorporated outside the PRC. As a holding company, its key assets and are its ownership interests in its subsidiaries, and its key assets are located, and its records are maintained outside the PRC. In the opinion of our PRC counsel, it is more likely than not that Jinxuan Coking Coal Limited will not be deemed as a PRC resident enterprise for PRC tax purposes. However, there can be no assurance that the PRC government will ultimately take a view that is consistent with us. If we are considered a PRC resident enterprise, holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, or the ‘EIT Law’, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations”.

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

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations). If the Ordinary Shares are regularly traded on a qualified exchange or other market, and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, director and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of Ordinary Shares. As of December 31, 2020, we had U.S. dollar-denominated cash balances of US$2,806,619. Assuming we had converted the US$115,440 into the Renminbi at the exchange rate of US$1 for RMB6.9762 as of December 31, 2019, this cash balance would have been RMB805,333. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB8,053($1,154).

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2020, 2019, and 2018, $2,806,619, $115,440, and $848,522, respectively, of the Company’s cash were on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Interest Rate Risk

The interest rate of cash held in bank and deposits was 0.30% per annum for the year ended December 31, 2020 and 0.35% per annum for the years ended December 31, 2019, and 2018. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.5%, 2.9%, and 2.1% in 2020, 2019, and 2018, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

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

We received net proceeds of approximately US $79,094 from our initial public offering that closed on September 28, 2018 representing 1,000,000 shares of Ordinary Shares. From the period from July 3, 2018, the date that the F-1 registration statement was declared effective by the SEC to December 31, 2020, we used our net proceeds for: (i) general working capital, and (ii) equipment maintenance related expenses.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2020, were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to lack of internal accounting staff that have sufficient knowledge of U.S. GAAP. The Company remediates this disclosure controls and procedures weakness by engaging third-party external staff with sufficient knowledge of the U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and director; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2020 because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2020 and has identified the following material weaknesses, (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented internal control policies and procedures; and (iii) a lack of independent directors and an audit committee. Our remediating plan includes plans to engage third-party external staff with sufficient knowledge of the U.S. GAAP, appointing independent directors and establishing an audit committee.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

Item 16B. CODE OF ETHICS

The Company adopted a code of business conduct and ethics that applies to all of the directors, officers, employees of our Company and its subsidiaries. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File Number: 333-222784), as amended, initially filed with the SEC on January 30, 2018.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2019				2020
	(In thousand)
Audit fee(1)	RMB	802	US$	116	RMB	847	US$	130
Audit related fees(2)	RMB	-	US$	-	RMB	-	US$	-
Tax fees(3)	RMB	-	US$	-	RMB	-	US$	-
All other fees(4)	RMB	-	US$	-	RMB	-	US$	-

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the fees billed for each of the fiscal years listed for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years for products and services provided by our principal accountant, other than the services reported in (1), (2), and (3).

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jinxuan Coking Coal Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Association dated December 13, 2017 (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
1.2	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
2.2*	Description of Securities
4.1	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.2	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.3	English Translation of Form of Purchases and Sales Contract of Coal (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.4	English Translation of Form of Supplementary Purchases and Sales Contract of Coal (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.5	English Translation of Form of Coal Sales Contract (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
4.6	Leasing Contract by and between Li Jinliang and Liulin Junhao Coal Coke Trading Co., Ltd., dated January 10, 2019 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F (file No.333-222784) filed with the Securities and Exchange Commission on April 30, 2019)
4.7	English Translation of Loan Agreement by and between Mr. Xiangyang Guo and Shanxi Jinxuan, dated August 21, 2019 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F (File No. 333-222784) filed with the Securities and Exchange Commission on April 29, 2020)
4.8	English Translation of Loan Extension Agreement by and between Mr. Xiangyang Guo and Shanxi Jinxuan, dated January 1, 2020 (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (File No. 333-222784) filed with the Securities and Exchange Commission on April 29, 2020)
4.9	English Translation of the Blended Coking Coal Manufacturing Cooperation Agreement by and between Shanxi Jinxuan and Liulin Xin’an Yuanda Coking Co., Ltd., dated September 26, 2019 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (File No. 333-222784) filed with the Securities and Exchange Commission on April 29, 2020)
4.10*	English Translation of Sales Agreement by and between Zhongyin Rongtong (Shanghai) International Trading Co., Ltd. and Shanxi Jinxuan, dated October 12, 2020

4.11*	English Translation of Loan Agreement by and between Mr. Haigang Yan and Shanxi Jinxuan, dated October 14, 2020
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Marcum Bernstein & Pinchuk LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jinxuan Coking Coal Limited

	By:	/s/ Xiangyang Guo
Xiangyang Guo
Chief Executive Officer and Director

(Principal Executive Officer)

/s/ Yajun Shi
Yajun Shi
Chief Financial Officer
Principal Accounting and Financial Officer

Date: April 29, 2021

JINXUAN COKING COAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Jinxuan Coking Coal Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jinxuan Coking Coal Ltd (the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to the accounts or disclosures that are material to the financial statements and 2.) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

San Mateo, CA

April 29, 2021

We have served as the Company’s auditor since December 23, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Jinxuan Coking Coal Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jinxuan Coking Coal Limited (the “Company”) as of December 31, 2019, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor from 2017 to 2020.

Beijing, China

April 29, 2020

BEIJING OFFICE • Unit 2419-2422 • Kerry Center South Tower•1 Guanghua Road• Chaoyang District, Beijing • 100020

Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumbp.com

JINXUAN COKING COAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except shares)

	As of December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$2,806,619	$115,440
Notes receivable	-	2,393,853
Accounts receivable	-	6,289,399
Other receivables, net	7,356	160,668
Prepayments and other current assets	1,224,324	134,132
Total Current Assets	4,038,299	9,093,492
Non-current assets
Property and equipment, net	230,218	307,928
Long-term deposits	19,924	18,635
Right-of-use asset	119,429	196,435
Total Assets	$4,407,870	$9,616,490

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$-	$4,430,519
Notes payable	-	1,813,308
Other payable and accrued expenses	95,077	274,946
Income taxes payable	-	197,338
Amount due to related parties	3,277,471	1,058,623
Lease payment liability- current	103,396	92,230
Total Current Liabilities	3,475,944	7,866,964
Non-current liabilities
Lease payment liability-non current	-	96,707
Total Liabilities	3,475,944	7,963,671

Commitments

Shareholders’ equity
Ordinary shares (0.001 par value, 100,000,000 shares authorized, 14,333,334 and 14,333,334 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	14,333	14,333
Additional paid-in capital	861,301	861,301
Statutory reserve	154,451	154,451
(Accumulated deficit) retained earnings	(59,532)	721,068
Accumulated other comprehensive loss	(38,627)	(98,334)
Total Shareholders’ Equity	931,926	1,652,819
Total Liabilities and Shareholders’ Equity	$4,407,870	$9,616,490

See notes to the consolidated financial statements

JINXUAN COKING COAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in US$, except shares)

	For the Years Ended December 31,
	2020	2019	2018
Revenue
- Product sales to third parties	$1,239,829	$5,219,063	$6,684,112
- Agent fee from third parties	-	1,166,929	37,616
Total revenue	1,239,829	6,385,992	6,721,728
Cost of revenue
- Product sales to third parties	1,187,953	3,984,493	5,663,877
Total cost of revenue	1,187,953	3,984,493	5,663,877
Gross profit	51,876	2,401,499	1,057,851

Operating expenses
Selling and marketing expenses	127,265	497,198	355,369
General and administrative expenses	680,657	652,667	650,845
Impairment loss on equipment	-	-	17,652
Total operating expenses	807,922	1,149,865	1,023,866

(Loss) Profit from operations	(756,046)	1,251,634	33,985

Other expenses
Total other expenses, net	(24,554)	(12,143)	(84,342)

(Loss) Income before income tax	(780,600)	1,239,491	(50,357)
Income tax expense	-	292,956	11,567
Net (loss) income	$(780,600)	$946,535	$(61,924)
Other comprehensive (loss) income
Foreign currency translation gain (loss)	59,707	(21,436)	(35,876)
Comprehensive (loss) income	$(720,893)	$925,099	$(97,800)

Weighted average number of shares, basic and diluted	14,333,334	14,333,334	13,590,868
Basic and diluted (loss) earnings per share	$(0.054)	$0.066	$(0.005)

See notes to the consolidated financial statements

JINXUAN COKING COAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in US$, except shares)

			Additional			Accumulated Other	Total
	Ordinary Shares		Paid-in	Statutory	Retained Earnings	Comprehensive	Shareholders'
	Shares	Amount	Capital	Reserve	(Accumulated Deficit)	(loss) income	Equity
Balance, December 31, 2017	13,333,334	$13,333	$783,207	$74,956	$(84,048)	$(41,022)	$746,426
Issuance of ordinary shares	1,000,000	1,000	78,094	-	-	-	79,094
Net loss	-	-	-	-	(61,924)	-	(61,924)
Foreign currency translation loss	-	-	-	-	-	(35,876)	(35,876)
Balance, December 31, 2018	14,333,334	$14,333	$861,301	$74,956	$(145,972)	$(76,898)	$727,720
Net Income	-	-	-		946,535	-	946,535
Statutory reserves	-	-	-	79,495	(79,495)	-	-
Foreign currency translation loss	-	-	-	-	-	(21,436)	(21,436)
Balance, December 31, 2019	14,333,334	$14,333	$861,301	154,451	$721,068	(98,334)	$1,652,819
Net Loss	-	-	-		(780,600)	-	(780,600)
Foreign currency translation gain	-	-	-	-	-	59,707	59,707
Balance, December 31, 2020	14,333,334	$14,333	$861,301	154,451	$(59,532)	(38,627)	$931,926

See notes to the consolidated financial statements

JINXUAN COKING COAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net (loss) income	$(780,600)	$946,535	$(61,924)
Adjustment to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	87,717	93,009	68,056
Bad debt (recoveries) provision	-	(72,480)	75,558
Disposal loss of long-lived assets	-	5,484	-
Impairment loss on equipment	5,942	-	17,652
Right-of-use asset amortization	85,697	81,368	-
Changes in operating assets and liabilities
Accounts receivable	6,361,068	(6,132,590)	(237,358)
Notes receivable	2,421,132	105,500	(2,633,621)
Other receivables	155,544	(77,218)	24,247
Inventories	-	-	59,862
Income taxes payable	(199,587)	134,220	11,567
Prepayments and other current assets	(1,022,510)	(138,547)	34,241
Lease payment liability- current	4,529	4,318	-
Lease payment liability-non current	(97,809)	(93,269)	-
Accounts payable	(4,481,006)	4,198,587	235,170
Notes payable	(1,833,971)	1,833,744	-
Other payable and accrued expenses	(187,945)	(33,664)	188,607
Due to a related party	-	(9,132)	-
Long-term deposits	-	(18,845)	-
Net cash provided by (used in) operating activities	518,201	827,020	(2,217,943)
Cash flows from investing activities:
Purchase of property and equipment	-	(134,635)	-
Collection from third parties	-	-	755,581
Net cash (used in) provided by investing activities	-	(134,635)	755,581
Cash flows from financing activities:
Repayment to a related party	(869,868)	(50,736)	-
Repayment to a third party	-	(2,174,399)	-
Proceeds from share issuance	-	80,000	-
Receipt of loan from third parties	-	-	2,336,547
Receipt of loan from a related party	2,899,559	724,800	-
Payment of shares offering expense	-	-	(906)
Net cash provided by (used in) financing activities	2,029,691	(1,420,335)	2,335,641
Effect of exchange rate changes on cash and cash equivalents	143,287	(5,132)	(28,873)
Net increase (decrease) in cash and cash equivalents	2,691,179	(733,082)	844,406
Cash and cash equivalents at beginning of year	115,440	848,522	4,116
Cash and cash equivalents at end of year	$2,806,619	$115,440	$848,522
Supplemental disclosure of cash flow information
Cash paid for interest	$-	$86,975	$-
Cash paid for income taxes	$157,234	$165,647	$-
Supplemental disclosure of non-cash activities
Recognition of Right-of-use and Lease payment liability	$-	$280,017	$-
Subscription receivable	$-	$-	$(80,000)

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

Jinxuan is a limited company established under the laws of the Cayman Islands on February 24, 2017. After incorporation, the Company’s authorized number of ordinary shares was 50,000 shares with par value of $1 each. 50,000 ordinary shares were issued at par value, equivalent to share capital of $50,000. Mr. Xiangyang Guo (“Mr. Guo”), the Chairman and CEO of the Company, is the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company. On July 30, 2017, the Company effected a 1-for-2,000 stock split of its ordinary share, after which the authorized number of ordinary shares became 100,000,000 shares with par value of $0.001.

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

On September 28, 2018, the Company offered 1,000,000 ordinary shares at a fixed price of $0.08 per share, par value $0.001 per share pursuant to its initial public offering. At the completion of this offering, there is 14,333,334 shares of ordinary shares issued and outstanding. The gross proceed from this offering was $80,000, which the Company received in January 2019. The net proceeds from this offering, after deducting the offering expenses paid by the Company of $906 was $79,094.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

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

The exchange rates applied are as follows:

	December 31,
	2020	2019
RMB exchange rate at balance sheet dates	6.5249	6.9762

	The Years Ended December 31
	2020	2019	2018
Average exchange rate for the year	6.8976	6.8985	6.6174

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The source of the exchange rates is generated from People's Bank of China.

(d) Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2020, and 2019, cash were $2,806,619 and $115,440, respectively.

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

(f) Accounts receivable and other receivables, net

Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. During the years ended December 31, 2020 and 2019, the allowances for doubtful accounts from accounts receivable were nil; the allowances for doubtful accounts from other receivables were nil and nil, respectively.

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

Accordingly, revenues for the years ended December 31, 2020, 2019 and 2018 were presented under ASC 606.

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

Contract costs

For the years ended December 31, 2020, 2019 and 2018, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Contract balances

The Company evaluates overall economic conditions, its working capital status and customer specific credit and negotiates the payment terms of a contract with individual customer on a case-by-case basis in its normal course of business.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be realized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers. The Company does not have advances from customers as of December 31, 2020 and 2019.

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

(j) Shipping and handling costs

The Company expenses the shipping and handling costs in conjunction with sale of its products as incurred and the shipping and handling costs is included as part of selling and marketing expenses. Total shipping and handling costs were $19,754, $420,960 and $290,130 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2020 and 2019, and there were no uncertain tax positions as of December 31, 2020 and 2019. All tax returns since the Company’s inception are still subject to examination by tax authorities.

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

(o) Impairment of long-lived assets

Long-lived assets, including property, equipment, and right-of-use asset with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. The impairment loss of long-lived assets was nil, nil, and $17,652 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Upon adoption, the Company recognized ROU assets of $119,425 and $196,435, total lease liabilities (including current and non-current) $103,396 and $188,937 for operating leases as of December 31, 2020 and 2019. The impact of adopting ASU 2016-02 on the Company’s opening retained earnings and current year net income was insignificant.

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

NOTE 3. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2020	2019
Receivable from product sales	$-	$5,853,142
Receivable from agent fee	-	436,257
Total	$-	$6,289,399

NOTE 4. OTHER RECEIVABLES, NET

Other receivables consisted of the following:

	As of December 31,
	2020	2019
Rental deposit	$-	$-
Property management fee deposit	1,252	5,472
Due from third parties	6,104	2,150
Other receivable from customer in agent service	-	153,046
Total other receivables	7,356	160,668
Less: Provision for doubtful accounts	-	-
Other receivables, net	$7,356	$160,668

As of December 31, 2019, other receivable from customer in agent service was derived from coal sales agent services in which the Company had the right to collect money for the suppliers, and should pay the suppliers after receiving money from the customers. As of December 31, 2020, no coal sales agent services occurred.

NOTE 5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2019
Prepayments for inventory	$1,195,477	$-
Prepayments for services	14,363	124,724
Prepaid rental	2,248	3,082
Others	12,236	6,326
Total	$1,224,324	$134,132

Prepayments for services are related to transportation fees, professional service fees and property management fees.

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2019
Vehicles	$198,974	$186,102
Machine	6,594	6,167
Furniture	46,110	43,127
Leasehold improvement	115,145	107,696
Building	182,378	170,580
Less: accumulated depreciation	(318,983)	(205,744)
Property and equipment, net	$230,218	$307,928

Depreciation expense was $87,717, $93,009 and $68,056, respectively, for the years ended December 31, 2020, 2019 and 2018.

NOTE 7. LONG-TERM DEPOSITS

Long-term deposits consisted of the following:

	As of December 31,
	2020	2019
Office rental deposits	$19,924	$18,635
Total	$19,924	$18,635

The office rental deposits were made under the non-cancelable operating lease agreement that expires on March 31, 2022 and are refundable at the end of the lease term.

NOTE 8. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31,
	2020	2019
Payable to suppliers	$-	$4,430,519
Total	$-	$4,430,519

NOTE 9. OTHER PAYABLE AND ACCRUED EXPENSES

Other payable and accrued expenses consisted of the following:

	As of December 31,
	2020	2019
Accrued payroll	$25,246	$21,751
Other tax payable	-	49,333
Other payable	69,831	203,862
Total	$95,077	$274,946

As of December 31, 2019, other tax payable of $49,333 primarily included unpaid value-added tax and surcharges.

As of December 31, 2020, other payable of $69,831 primarily consisted of unpaid attorney fees. As of December 31, 2019, other payable of $203,862 primarily consisted of other payable to third parties and unpaid attorney fees. Other payable to third parties mainly included the payment to the supplier in the agent service in which the Company had the right to collect money from the customers for the suppliers.

NOTE 10. TAXATION

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

Jacqueline G.D and Junhao International were both incorporated in Hong Kong and do not conduct any substantial operations of their own. Under the Hong Kong tax laws, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hongkong profits tax has been made in the consolidated financial statements as Jacqueline G.D and Junhao International both have no assessable profits for the year ended December 31, 2020.

Shanxi Jinxuan, incorporated in the PRC, is governed by the enterprise income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC is 25%, and applies to both domestic and foreign invested enterprises. The effective tax rates of the Company were nil, 24% and (23) % for the years ended December 31, 2020, 2019 and 2018, respectively.

The components of the income tax expenses for the years ended December 31, 2020, 2019 and 2018 are as follows

	The Years ended December 31,
	2020	2019	2018
Current income tax provision	$-	$292,956	$11,567
Deferred income tax provision	-	-	-
Total	$-	$292,956	$11,567

NOTE 10. TAXATION (CONTINUED)

Reconciliation of the income tax expenses at the PRC statutory EIT rate of 25% for the years ended December 31, 2020, 2019 and 2018 and the Company’s effective income tax rates are as follows:

	The Years ended December 31,
	2020	2019	2018
Income (loss) before income taxes	$(780,600)	$1,239,491	$(50,357)
Statutory EIT rate	25%	25%	25%
Income tax expense (benefit) computed at statutory EIT rate	(195,150)	309,873	(12,589)
Reconciling items:
International tax rate differential	742	(16)	46
Non-deductible expenses	1,896	1,219	132,498
Valuation allowance change	192,512	(18,120)	(108,388)

Income tax expense	$-	$292,956	$11,567
Effective tax rate	-%	24%	(23)%

b)	Deferred Tax

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. Significant components of deferred tax assets were as follows:

	The Years Ended December 31,
	2020	2019
Taxable loss	203,509	-
Impairment expenses	-	4,186
Deferred tax assets, gross	203,509	4,186
Less: Valuation allowance	(203,509)	(4,186)
Deferred tax assets, net	$-	$-

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Due to the Company's history of recurrent losses, the management did not expect the Company will generate enough profit to utilize the DTA in the future. Accordingly, a full deferred tax asset valuation allowance has been provided. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Valuation allowance increased by $199,323 in 2020 and decreased by $18,282 in 2019.

c)	Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2020 and 2019, and there were no uncertain tax positions as of December 31, 2020 and 2019.

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

NOTE 11. LEASE

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

Supplemental balance sheet information related to the operating lease for office was as follows:

	The Years Ended December 31,
	2020	2019
Right-of-use assets	$119,429	$196,435
Lease payment liability- current	103,396	92,230
Lease payment liability-non current	-	96,707
Total lease payment liability	$103,396	$188,937

The remaining lease term and discount rate for the operating lease for office were as follows as of December 31, 2020:

Remaining lease term (years)	1.25
Discount rate	4.75%

For the years ended December 31, 2020, the lease expense was as follows in 2020:

For the Year Ended December 31, 2020
Operating lease cost	$91,002
Short-term lease cost	7,104
Total	$98,106

Cash payment for operating lease under ASC 842 for the years ended December 31, 2020 and 2019 was $104,216 and $131,232, respectively.

For the years ended December 31, 2018, rental expenses based on ASC 840 were $59,414.

The operating lease payment for the employee's dormitory was fully paid as of December 31, 2020 and 2019. The following is a schedule, by fiscal years, of the maturities of lease liabilities as of December 31, 2020:

2021	104,216
Total lease payments	104,216
Less: imputed interest	(820)
Present value of lease liabilities	$103,396

NOTE 12. ORDINARY SHARE

On September 28, 2018, the Company offered 1,000,000 ordinary shares at a fixed price of $0.08 per share, par value of $0.001 per share. At the completion of the offering, there were 14,333,334 shares of ordinary shares issued and outstanding. The 1,000,000 shares were issued to 30 individuals. The gross proceeds from the shares issuance of $80,000 were received in January 2019.

NOTE 13. STATUTORY RESERVE

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

For the years ended December 31, 2020 and 2019, the Company provided statutory reserve as follows:

Statutory Reserve
Balance – December 31, 2018	$74,956
Appropriation to statutory reserve	79,495
Balance - December 31, 2019	154,451
Appropriation to statutory reserve	-
Balance - December 31, 2020	$154,451

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

a)	The table below summarizes the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Mr. Bingshan Guo	23.3% beneficial owner of the Company
Mr. Xiangyang Guo	CEO, director and chairman of the board of the Company
Mr. Yonghong Che	9.3% beneficial owner of the Company
Mr. Haigang Yan	9.3% beneficial owner of the Company

b)	During the periods presented, the details of the related party balances and transactions were as follows:

Amount due to related parties:

	As of December 31,
	2020	2019
Mr. Haigang Yan	$3,065,181	$-
Mr. Xiangyang Guo	-	860,067
Mr. Bingshan Guo	212,290	198,556
Total	$3,277,471	$1,058,623

The loan the Company obtained from Mr Haigang Yan in 2020 was in amount of RMB20,000,000 with free interest and a term from October 14, 2020 to December 31, 2021. The loan the Company obtained from Mr. Xiangyang Guo was in the amount of RMB6,000,000 as of December 31, 2019 and Mr. Xiangyang Guo agreed with the Company to extend the maturity date of the loan for the RMB1,000,000 loan to December 31, 2020. As of December 31, 2020, the Company has already repaid the loan from Mr. Xiangyang Guo.

Transactions with related parties:

1.	Lease from a related party

For the year ended December 31, 2016, the Company leased a coal yard from Liulin Hongxing Coking Coal Trade Co., Ltd. (“Hongxing”), under a non-cancelable operating lease agreement that expires on December 31, 2020. The lease is on a fixed payment basis, with a five-year lease term and no contingent rentals. Due to the change of business address, the Company decided to terminate the agreement in January 2019. Expenses from this lease recorded during the year ended December 31, 2020, 2019 and 2018 were as below:

	For the Years ended December 31,
	2020	2019	2018
Hongxing	$-	$-	$17,698
Total	$-	$-	$17,698

2.	Loan provided by related parties

On October 14, 2020, Mr. Haigang Yan agreed to provide an interest-free loan in the amount of $2,899,559 (RMB20,000,000) to the Company, with a term from October 14, 2020 to December 31, 2021.

On August 21, 2019, Mr. Xiangyang Guo agreed to provide an interest-free loan in the amount of $724,800 (RMB5,000,000) to the Company, with a term from August 25, 2019 to August 24, 2020. The Company repaid the loan from Mr. Xiangyang Guo for the year ended December 31, 2020. The proceeds from the loan were mainly used in the operating activities.

	For the Years ended December 31,
	2020	2019	2018
Loan provided by related party to the Company:
Mr. Haigang Yan	$2,899,559	$-	$-
Mr. Xiangyang Guo	-	724,800	-
Total	$2,899,559	$724,800	$-
Loan repaid to related party by the Company
Mr. Xiangyang Guo	869,868	-	-
Mr. Yonghong Che	-	50,736	-
Mr. Bingshan Guo	-	9,132	-
Total	$869,868	$59,868	$-

3.	Guarantee provided by related parties

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

NOTE 15. CONCENTRATION AND RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and other receivables. The Company maintains certain bank accounts in the PRC, Hong Kong. As of December 31, 2020 and 2019 $2,729,517 and $35,367, respectively, were deposited in major financial institutions located in Mainland China, and $77,102 and $80,073, respectively, were deposited in a major financial institution located in Hong Kong Special Administration. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

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

Concentration of customers

The following tables summarized the information about the Company’s concentration of customers for the years ended December 31, 2020, 2019 and 2018, respectively:

	For the Year Ended December 31,
	2020	2019	2018
Customer
A	*	*	33%
B	*	*	17%
C	*	*	14%
D	*	*	11%
G	21%	99%	*
H	79%	*	*

Accounts receivable substantially comes from customer H and G as of December 31, 2020 and 2019. Customer G accounts for 21% of the total accounts receivable as of December 31, 2020. No other customer accounts for more than 10% of the total accounts receivable as of December 31, 2019 and 2018.

Concentration of suppliers

The following tables summarized the information about the Company’s concentration of suppliers for the years ended December 31, 2020, 2019 and 2018, respectively:

	For the Year Ended December 31,
	2020	2019	2018
Supplier
L	83%
P	17%	100%	*
J	*	*	60%
K	*	*	16%

Accounts payable substantially comes from supplier L as of December 31, 2020. Supplier P accounts for 17% of the total accounts payable as of December 31, 2020. Accounts payable comes from one single supplier P as of December 31, 2019. Accounts payable to supplier M and N account for 65% and 34% of the Company’s total accounts payable as of December 31, 2018.

* Less than 10%.

NOTE 16. SUBSEQUENT EVENTS

The Company’s management has performed subsequent events procedures through the date the consolidated financial statements are issued. There were no subsequent events requiring adjustment or disclosure in the consolidated financial statements.