Form 20-F
period 2021-12-31
Jinxuan Coking Coal Ltd
filed 2022-04-29
CIK 1715194

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Jinxuan Coking Coal Limited

T5-1801, Huarun Building, No.1 Changxin Road, Wanbailin District

Taiyuan, Shanxi, PRC

+ 86 – 351 – 7020402

(Address of principal executive offices)

Xiangyang Guo, Chief Executive Officer

Jinxuan Coking Coal Limited

T5-1801, Huarun Building, No.1 Changxin Road, Wanbailin District

Taiyuan, Shanxi, PRC

+ 86 – 351 – 7020402

Email: jinxuan@jinxuan-inv.com

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

An aggregate of 14,333,334 Ordinary Shares, par value US$0.001 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ◻ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻ No ⌧

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

Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	⌧	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has fi led a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“BVI” are to British Virgin Islands;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“fiscal year” are to the period from January 31 of each calendar year to December 31 of the following calendar year;
●	“GAAP” are to generally accepted accounting principles in the United States, or U.S. GAAP;
●	“Jacqueline HK” are to Jacqueline G.D International Limited, our wholly owned subsidiary incorporated in Hong Kong which holds 25% of Shanxi Jinxuan’s equity interest;
●	“Jinxuan BVI” are to Jinxuan JH Limited, a limited company formed in British Virgin Islands, our British Virgin Islands subsidiary;
●	“Junhao HK” are to Junhao Coking Coal International Holding Limited, our wholly owned subsidiary incorporated in Hong Kong which holds 75% of Shanxi Jinxuan’s equity interest;
●	“OTC” are to OTC Markets Group, Inc.;
●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms are to the Securities Exchange Commission;
●	“Shanxi Jinxuan” or “WFOE” are to Shanxi Jinxuan Investment Co., Ltd. (previously named Liulin Junhao Coal Trade Co. Ltd.), a wholly owned PRC subsidiary of the Company;
●	“Shares” or “Ordinary Shares” are to our ordinary shares, par value $0.001 per share;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our,” “Company,” or similar terms are to Jinxuan Coking Coal Limited, a Cayman Islands company.

GLOSSARY OF SELECTED MINING TERMS

Anthracite coal. A hard natural coal containing few volatile hydrocarbons which burns slowly and gives intense heat, almost without a flame.

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

Metallurgical coal. The various grades of coal with suitable carbonization properties to make coke or be used as a pulverized injection ingredient for steel manufacture, including hard coking coal (see definition above), semi-soft coking coal (“SSCC”), and PCI coal (see definition below). Also known as “met” coal, its quality depends on four important criteria: (1) volatility, which affects coke yield; (2) the level of impurities, including sulfur and ash, which affect coke quality; (3) composition, which affects coke strength; and (4) other basic characteristics that affect coke oven safety. Metallurgical coal typically has particularly high Btu characteristics but low ash and sulfur content.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2021, 2020, and 2019.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB 6.4515 to US$1.00, the noon buying rate in effect on December 31, 2021, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, the noon buying rate was RMB6.5010 to US$1.00.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the coking coal and coal markets in China;
●	our expectations regarding demand for and market acceptance of our products;
●	our expectations regarding our relationships with our suppliers and our customers;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry; and
●	the impact of COVID-19 on our operations.

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

A.   [Reserved]

B.   Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. The following list summarizes some, but not all, of these risks.

Risks Relating to Our Business and Industry

●	Our limited operating history makes evaluating our business difficult;
●	We may continue to incur losses, negative cash flows from operating activities, or negative working capital in the future. If we are not able to become profitable or raise sufficient capital to cover our capital needs, we may not continue as a going concern;
●	We are primarily a holding company and depend on distributions from our subsidiaries to meet our financial obligations;
●	Our future operating results have been and may continue to be affected by fluctuations in the prices of or blended coking coal. We may not be able to pass on cost increases to customers; and
●	Our future capital needs are uncertain and we may need to raise additional funds in the future.

Risks Relating to Doing Business in the PRC

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless. See “—Risks Relating to Doing Business in the PRC—The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless”;
●	Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our Ordinary Shares, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless. See “—Risks Relating to Doing Business in the PRC—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our Ordinary Shares, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless”;

●	Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis. See “—Risks Relating to Doing Business in the PRC—Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our current auditor is headquartered in San Mateo, California and was last inspected by the PCAOB in December of 2021;
●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations. See “—Risks Relating to Doing Business in the PRC—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations”;
●	The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. See “—Risks Relating to Doing Business in the PRC—The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval”; and
●	We may rely on dividends paid by our PRC subsidiary for our cash needs, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct business. See “—Risks Relating to Doing Business in the PRC—We may rely on dividends paid by our PRC subsidiary for our cash needs, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct business.”

Risks Relating to Our Ordinary Shares

●	The ownership of our Ordinary Shares is concentrated among a small number of shareholders, and if our principal shareholders, director, and officers choose to act together, they may be able to significantly influence management and operations, which may prevent us from taking actions that may be favorable to you;
●	The requirements of being a public company may strain our resources and divert management’s attention; and
●	We have incurred increased costs as a result of being a public company, which we expect will further increase after we cease to qualify as an “emerging growth company.”

Risks Relating to our Business and Industry

Our limited operating history makes evaluating our business difficult.

We were formed in in 2012 and started generating revenue in the year ended December 31, 2015. Thus, our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance, and prospects. We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties inherent in a new business. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that we may not be able to:

●	restore and maintain profitability;

●	preserve our position in the market of high-quality blended coking coal;
●	acquire and retain customers;
●	attract, train, motivate, and retain qualified personnel;
●	keep up with evolving industry standards and market developments;
●	successfully implement our marketing and growth strategy;
●	respond to competitive market conditions;
●	maintain adequate control of our expenses;
●	manage our relationships with our suppliers and customers; or
●	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We may continue to incur losses, negative cash flows from operating activities, or negative working capital in the future. If we are not able to become profitable or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

For the year ended December 31, 2021, we recorded a net loss of $671,074 because of an increase in our general and administrative expenses. For the year ended December 31, 2020, we recorded a net loss of $780,600, because of the decrease in our revenue and gross profit. For the year ended December 31, 2019, we recorded a net income of $946,535, because of the increase in our revenue and gross profit. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to a history of operating loss in 2018, the numerous risks and uncertainties associated with our business, we may not be able to turn profitable in the long-term after 2020.

In addition, our net cash provided by operations for the year ended December 31, 2021, 2020 and 2019 was $588,982, $518,201, and $827,020, respectively. Net cash provided by operating activities for the year ended December 31, 2021 was mainly derived from an increase of prepayments and other current assets of $1,203,097, offset by net loss of $671,074 and a decrease of current lease payment liability of $104,572, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” Although we have improved the liquidity position and adopted related cost reduction measures, we cannot assure you that we will continue to achieve such efficiency or sustain such cost reductions. If we are unable to generate revenues that significantly exceed our costs and expenses, we will continue to incur losses in the future.

If we are unable to be profitable or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control.

Our consolidated financial statements for each of the three years ended December 31, 2021, 2020 and 2019 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

We are primarily a holding company and depend on distributions from our subsidiaries to meet our financial obligations.

We own Shanxi Jinxuan, whose former name was Liulin Junhao, directly through Jinxuan BVI. Our operations are conducted exclusively through Shanxi Jinxuan, in which we own 100% of the equity interest at the date of this annual report. The operations of Shanxi Jinxuan are our sole source of revenues. We have no operations independent of those of Shanxi Jinxuan. As a result, we are dependent upon the performance of Shanxi Jinxuan and will be subject to the financial, business, and other factors affecting such subsidiary, as well as general economic and financial conditions. As substantially all of our operations are conducted through our subsidiary, we are dependent on the cash flow of our subsidiary to meet our obligations.

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

For the year ended December 31, 2021, we served one customer, Zhongyin Rongtong (Shanghai) International Trade Co., Ltd. (“Zhongyin Rongtong”), which amounted to 100% of our revenue. For the year ended December 31, 2020, we served two customers, Zhongyin Rongtong and Shanxi Meijin Jiaohua Co., Ltd. (“Meijin”), which amounted to 79% and 21% of our sales revenue, respectively. For the year ended December 31, 2019, we served two customers, Meijin and Shanxi Meijin Jiaohua Yangqu Co., Ltd (“Meijin Jiaohua”), which amounted to 99% and 1% of our sales revenue, respectively. As a consequence, we may have large amounts of collectibles from these large customers. Additionally, all of our customers send us supply orders specifying the characteristics of blended coking coals that they require, and we supply them on an order-to-order basis without long-term supply agreements. If we lose one or more large customers like these, our sales revenue will decrease and our financial condition and results of operations may be materially adversely impacted.

We had sourced blended coking coal primarily from one supplier. If we lose the supplier, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the year ended December 31, 2021, we sourced all of our coking coal from one supplier, Jinneng (Tianjin) Coal Sales Co., Ltd. (“Jinneng”). For the year ended December 31, 2020, we sourced all of our coking coal from two suppliers, Jinneng and Liulin Xin’an Yuanda Coal Co., Ltd (“Xin’an Yuanda”), which amounted to 83% and 17% of our supplies, respectively. For the year ended December 31, 2019, we sourced all of our coking coal from one supplier, Xin’an Yuanda. If we lose one or more suppliers and are unable to swiftly engage new suppliers, our production operation may continue to be disrupted and/or suspended, and we may not be able to deliver finished products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers and we are also identifying and discussing with supplier targets to merge and/or acquire, there is no guarantee that we will be able to locate appropriate new suppliers and/or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted. Additionally, because we are a comparatively smaller customer, the suppliers we source from may choose to prioritize supply for other larger customers. While our suppliers are able to prioritize our orders, we cannot guarantee we will not encounter this in the near future, in which case, our operations will be disrupted and our revenues significantly and adversely impacted.

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

We have no patent covering our blending processes and we rely on the confidentiality of our blending processes in producing a competitive product. The confidentiality of our know-how may not be maintained and we may lose any meaningful competitive advantage which might arise through our proprietary processes.

We do not maintain any commercial insurance. Any material loss to our properties or assets may have a material adverse effect on our financial condition and operations.

We and our subsidiaries do not maintain any commercial insurance. As a result, any material loss or damage to our properties or other assets, or personal injuries arising from our business operations in excess of our insurance coverage may have a material adverse effect on our financial condition and operations.

Import of blended coking coal from other countries may continue to increase and may result in our obtaining lower prices for our products and/or reduced quantities in demand for our products.

Imported coking coal consisted of 10%, 11.77%, and 12.25%, of total coking coal consumption in the PRC in 2021, 2020, and 2019, respectively, and imported coking coal is increasingly used to bridge the supply and demand gap in the PRC market. Other than regulatory factors, the main obstacle to the slow growth of imported coking coal in the PRC is that the majority of coke making furnaces are configured to receive only coking coal with characteristics specific to the coking coal produced in the PRC, and re-configuration cost of the furnaces for them to receive imported coking coal is currently high. If more furnaces undergo re-configuration and new furnaces are put in use, imported coking coal may increasingly make up the coking coal consumption in the PRC. More inflow of imported coking coal may result in lower prices for our products and/or reduced quantities in demand for our products.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. As of December 31, 2021 and the date of this annual report, we do not have in place effective disclosure controls and procedures or internal controls over financial reporting. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise funds in any debt or equity financing.

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

Our results of operations are substantially dependent upon the prices we receive for our coking coal. The price for coking coal in the PRC market ranged from RMB1,387 ($214.99) to RMB3,878.5 ($601.18) per ton in the year of 2021. The price for coking coal in the PRC market ranged from RMB1,027.5 ($157.5) to RMB1,744.5 ($267.4) per ton in the year of 2020. The price for coking coal in the PRC market ranged from RMB1,138 ($165) to RMB1,438 ($208) per ton in the year of 2019. Those prices depend upon factors beyond our control (some of which are described in more detail in other risk factors below), including:

●	the demand for domestic and foreign coking coal, which depends significantly on the demand for steel;
●	the price restriction and/or production restriction for the coal industry and/or the steel industry;
●	the price and availability of natural gas and other alternative fuels;
●	competition from other suppliers of coking coal;

●	the regulatory and tax environment for our industry and those of our customers; and
●	the proximity to and availability, reliability and cost of transportation facilities.

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

We distribute coking coal that is used by PRC coke manufacturers to supply to the PRC steel industry. Any deterioration in conditions in the PRC steel industry, including the demand for steel and the continued financial viability of the industry, would reduce the demand for our coking coal. In addition, foreign steel industry increasingly relies on processes to make steel that do not use coke, such as electric arc furnaces or pulverized coal processes. If this trend becomes more popular in the PRC, the amount of coking coal that we sell and the prices that we receive for it may decrease, thereby reducing our revenues and adversely impacting our earnings.

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

We have entered into a number of transactions with related parties in the past. As of December 31, 2021, 2020 and 2019, we had outstanding borrowings due to related parties in the aggregate amount of $3,354,168, $3,277,471 and $1,058,623, respectively. For details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” We may in the future enter into additional transactions with members of our management, director, shareholders or other related parties.

Transactions with related parties present potential for conflict of interest, as the interests of related parties may not align with the interests of our shareholders. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

We rely on the laws of the Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our Company. Under the laws of the Cayman Islands, our director has a duty to act honestly, in good faith and with a view to our best interests in evaluating and reviewing our related party transactions. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations.

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

Due to various circumstances in the coal industry, such as over-extraction, inappropriate extraction, and persistent safety issues experienced by smaller mining operations in Shanxi Province, the Shanxi provincial government has imposed mandates that restrict coal output and closed down smaller mining operations in mass. As of the date of this annual report, a vast majority of smaller mining operations have been closed down. Shanxi provincial authorities have promulgated various guidance and policies that limit the total quantity of coal mined by coal mining companies in Shanxi, and output requirement for mining companies in Shanxi which have resulted in industry consolidation and closing of smaller mines, and in turn a lower total quantity of coal output. While there are uncertainties as to the specific effect of such policies, restricting coal output may limit our access to raw materials needed in our production process, and we may not be able to deliver the amount of coking coal under existing sales orders or at a price acceptable to the customers. If the remaining larger coal mines who survive the industry consolidation in Shanxi decide to use their bargaining power, this may increase the prices we are able to negotiate for such raw materials and may negatively impact our access to raw materials, and, in turn, our results of operations.

Terrorist attacks or military conflict could result in disruption of our business.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks, rumors or threats of war, actual conflicts involving China or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of our products to our customers, decreased sales of coal and extensions of time for payment of accounts receivable from customers. Strategic targets such as energy-related assets may be at greater risk of terrorist attacks than other targets. In addition, disruptions or significant increases in energy prices could result in government-imposed price controls. Any, or a combination, of these occurrences could have a material adverse effect on Shanxi Jinxuan’s business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC. Natural disasters may give rise to server interruptions to construction business as well as adversely affect our ability to operate our production facility. In recent years, there have been outbreaks of epidemics in China and globally, such as the COVID-19 pandemic, H1N1 flu, avian flu or another epidemic. Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations.  Such outbreaks could significantly impact the construction and transportation industries, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Taiyuan city, where our management and employees currently reside and our facilities located. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Taiyuan or cause any travel restriction in or out of Taiyuan city or its surrounding areas, our operations may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic has created unique global challenges, including challenges to many aspects of our business. In earlier 2020, the COVID-19 outbreak caused temporary closure of our offices, and our employees’ ability to travel and/or visit clients and partners were restricted. We have been gradually recovering from the general shutdown and delay in commencement of operations in China since the second half of 2020. Currently, our business operations have recovered from the impact of COVID-19 pandemic, and in the fiscal year ended December 31, 2021, we did not experience any material negative impact of the COVID-19 pandemic on our business operations, financial position, and results of operations. However, our results of operations in the fiscal year 2021 did not return to the level of pre-pandemic period. Once the COVID-19 pandemic cases decline substantially around the world, we intend to seek opportunities for business expansion with customers and partners located both in China and overseas.

Nevertheless, the extent to which the COVID-19 pandemic may further impact our financial position, results of operations and cash flow in 2022 will depend on the future development of the pandemic, including any variants, new information on global severity and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the COVID-19 pandemic harms the Chinese economy in general. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again.

Many of the quarantine measures in China have been relaxed as of the date of this annual report. However, our results of operations may still be adversely affected to the extent that the COVID-19 pandemic continues to affect the Chinese economy in general. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China, together with its impact on the industry and the broader economy, are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. If there is not a material recovery in the COVID-19 pandemic, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

Risks Relating to Doing Business in the PRC

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations, and all of our revenue is generated, in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect our business, financial condition, results of operations, and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations, or their interpretation.

The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene or influence the China operations of an offshore holding company at any time, which could result in a material adverse change to our operations and the value of our Ordinary Shares. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in China-based issuers. Any such action may hinder our ability to offer or continue to offer our securities to investors, result in a material adverse change to our business operations, and damage our reputation, which could cause our Ordinary Shares to significantly decline in value or become worthless. See also “—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our Ordinary Shares, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing companies like us with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of our Ordinary Shares.

Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our auditor has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis.

The Holding Foreign Companies Accountable Act was enacted on December 18, 2020. The Holding Foreign Companies Accountable Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the Holding Foreign Companies Accountable Act, including the listing and trading prohibition requirements described above. In May 2021, the PCAOB issued for public comment a proposed rule related to the PCAOB’s responsibilities under the Holding Foreign Companies Accountable Act, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB in September 2021, pending the final approval of the SEC to become effective.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. Our auditor is headquartered in California and is not subject to this determination announced by the PCAOB.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five measures to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the Holding Foreign Companies Accountable Act. However, some of the recommendations were more stringent than the Holding Foreign Companies Accountable Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the Holding Foreign Companies Accountable Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The SEC has also announced amendments to various annual report forms to accommodate the certification and disclosure requirements of the Holding Foreign Companies Accountable Act. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. The implications of this possible regulation or guidance, in addition to the requirements of the Holding Foreign Companies Accountable Act, are uncertain.

If, for whatever reason, the PCAOB is unable to conduct full inspections of our auditor, uncertainty under the Holding Foreign Companies Accountable Act could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter”. The risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

The foregoing recent developments would add uncertainties to our future offerings and may result in prohibitions on the trading of our Ordinary Shares, if our auditors fail to meet the PCAOB inspection requirement in time.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

In China, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, on November 14, 2021, the Administration Regulations on Cyber Data Security (Draft for Comments) (the “Draft Regulation”) was proposed by the Cyberspace Administration of China, or the CAC, for public comments until December 13, 2021. The Draft Regulation reiterates that data processors which process the personal information of at least one million users must apply for a cybersecurity review if they plan on listing its securities overseas, and the Draft Regulation further requires the data processors to apply for cybersecurity review in accordance with relevant laws and regulations under the following circumstances: (i) such data processor engages in merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of such data processor overseas affects or may affect national security; and (iii) such data processor engages in other data processing activities that affect or may affect national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revocation of relevant business permits or business licenses, and/or penalties. Since the CAC is still seeking comments on the Draft Regulation from the public as of the date of this annual report, the Draft Regulation (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

As of the date of this annual report, we have not engaged in the relevant businesses provided in the Draft Regulation. As such, we currently do not expect the draft measures by the CAC or other recent regulations will have an impact on our business or results of operations, and we believe that we are compliant with the regulations and policies that have been issued by the CAC to date. As of the date of this annual report, we have not been subjected to any investigation, nor have we received any notice, warning, or sanction from applicable government authorities (including the CAC) with regard to our business operations concerning any issues related to cybersecurity and data security. In addition, we have not been involved in any review, investigation, enquiry, penalty, or other legal proceedings initiated by applicable governmental or regulatory authorities or third parties in relation to in relation to cyber security or data protection. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our Company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputational damage. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the Opinions on Strictly Cracking Down Illegal Securities Activities, recently issued jointly by the General Office of the Communist Party of China Central Committee and the General Office of the State Council, require (i) speeding up the revision of the regulatory provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The PRC Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and took effect on November 1, 2021, integrates the scattered rules with respect to personal information rights and privacy protection and applies to the processing of personal information within China as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. There remain uncertainties regarding the further interpretation and implementation of those laws and regulations.  If they are deemed to be applicable to us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

The approval and/or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure or delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval, if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on July 10, 2021 and November 14, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review and a draft of the Regulations on the Network Data Security, respectively, for public comments, according to which, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for, and prior to, an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China, such as revocation of our licenses, shutting down part or all of our operations, limiting our ability to pay dividends outside of China, delaying or restricting the repatriation of the proceeds from an offering into China, or may take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of our Ordinary Shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or requirements that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

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

Our assets are located inside China. Under the laws governing foreign investment enterprises in China, dividend distribution and liquidation are allowed but are subject to special procedures under the relevant laws and rules. Any dividend payment will be subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to both the relevant government agency’s approval and supervision as well as the foreign exchange control. This may generate additional risk for our investors, in the event of liquidation.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. As we are an offshore holding company of our PRC subsidiary, the majority of our net revenues are received in RMB. Similarly, as our operation is primarily based in the PRC and our suppliers are primarily based in Shanxi Province presently, most of our future payments are also likely to continue to be in the form of RMB. As such, we believe restrictions on the transfer of cash into and out of China, as well as on the exchange of currency will not materially impede our ability to use cash in our operations. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC (“SAFE”) by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the repayment of loans denominated in foreign currencies. But approval from, or registration with, appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the overseas investment registrations by the beneficial owners of our company who are PRC residents.

In light of the flood of capital outflows of China in recent years, due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Ordinary Shares.

We may rely on dividends paid by our PRC subsidiary for our cash needs, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct business.

As a holding company, we conduct substantially all of our business through our subsidiary in China. We may rely on dividends paid by our PRC subsidiary for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, or to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In accordance with the Article 166 of the Company Law of the PRC (Amended in 2018), our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. As a result, our PRC subsidiary is restricted in its ability to transfer a portion of its net assets to us in the form of dividends. In addition, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Labor Contract Law and other labor-related laws in the PRC may adversely affect our business and our results of operations.

On December 28, 2012, the PRC government released the revision of the Labor Contract Law, which became effective on July 1, 2013. Pursuant to the Labor Contract Law, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. According to the PRC Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. As of the date of this annual report, we believe that we are in substantial compliance with labor-related laws and regulations in China, and we have not been notified of any instance of noncompliance. We cannot assure you that we will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing provident fund. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, we may receive requests from certain U.S. agencies to investigate or inspect our operations, or to otherwise provide information. While we intend to comply with the requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, under current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or disallowed, and therefore be difficult to facilitate.

You may experience difficulty in effecting service of process, enforcing foreign judgments or bringing actions against our director and officers.

We are a Cayman Islands exempted company with limited liability and most of our assets are located outside of the United States. In addition, our director and all of our executive officers are residents of the PRC, and substantially all of their assets and our assets are located in the PRC. As a result, it may be difficult or impossible for you to effect service of process within the United States upon our director and executive officers. It may also be difficult for you to enforce in the United States courts judgments obtained in the United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and director who reside and whose assets are located outside the United States.

In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of the United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Further, pursuant to the PRC Civil Procedures Law, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships, may be brought as an original action in China only if the institution of such action satisfies the conditions specified in the PRC Civil Procedures Law. As a result of the conditions set forth in the PRC Civil Procedures Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws.

Our current corporate structure and business operations may be affected by the newly enacted PRC Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020. The PRC Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. If our PRC subsidiary is recognized as a “foreign investment enterprise,” PRC governmental authorities will regulate foreign investment by applying the principle of re-entry national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

Sales and distribution of blended-coking coal we conduct through our PRC subsidiary are not subject to foreign investment restrictions or prohibitions set forth in the Special Administrative Measures for the Access of Foreign Investment (Negative List) (Edition 2021) (the “2021 Negative List”). We do not intend to conduct any of the types of business activities restricted or prohibited under the 2021 Negative List in the future. However, it is unclear whether any updated “negative list” to be published by the State Council in the future will be different from the 2021 Negative List. If future laws, administrative regulations or provisions of the State Council set forth restrictions or prohibitions on foreign investment in our current business activities, and that our PRC subsidiary is recognized as “foreign investment enterprise,” we may be required to take appropriate and timely measures to comply with such regulatory requirements. If we fail to do so, our business operations could be materially and adversely affected.

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

Some of our shareholders have significant influence over our Company.

Each of Mr. Haigang Yan and Mr. Yonghong Che, each a 9.3% shareholder of our Company as of the date of this prospectus, has significant influence in determining the outcome of our corporate actions, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control. The interests of Mr. Haigang Yan and/or Mr. Yonghong Che may differ from the interests of our other shareholders.

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

Sales of substantial amounts of our Ordinary Shares in the public market after the consummation of our initial public offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. As of December 31, 2021 and as of the date of this annual report, we have 14,333,334 Ordinary Shares outstanding that are available for sale subject to certain restrictions. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

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

Some provisions of our amended and restated memorandum and articles of association, may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and
●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Shares unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our director refuses to register a transfer, he shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our sole director may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

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

We are a Cayman Islands holding company and not a PRC operating company. As a holding company with no material operations of our own, our operations are conducted in China by our PRC subsidiary. We directly hold 100% equity interests in our subsidiaries, and we do not currently use a variable interest entity (“VIE”) structure.

We face legal and operational risks associated with having the majority of our operations in China. The Chinese government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect our business and results of operations. These risks could result in a material change in our operations and/or the value of our Ordinary Shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In particular, recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, as well as the PCAOB’s ability to inspect our auditors, may impact our Company’s ability to conduct our business, accept foreign investments, or be listed on a U.S. or other foreign stock exchange. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our Ordinary Shares to significantly decline in value or become worthless” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our Ordinary Shares, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.”

We believe that we and our subsidiaries have obtained all material licenses and approvals necessary to operate in China and are not required to obtain approval from any PRC government authorities, including the CSRC or the CAC, or any other government entity, to issue our Ordinary Shares to foreign investors. Since the recent regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation and ability to accept foreign investments. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act, if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors with the benefits of such inspections. Our current auditor is headquartered in San Mateo, California and was last inspected by the PCAOB in December of 2021.

To date, no cash flows have occurred between the Cayman Islands holding company and its subsidiaries.

The Cayman Islands holding company has not declared or paid dividends in the past, nor have any dividends or distributions been made by a subsidiary to the Cayman Islands holding company. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. We do not have any current plan to declare or pay any cash dividends on our Ordinary Shares in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Ordinary Shares—We do not intend to pay dividends on our Ordinary Shares in the foreseeable future.” Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among the Cayman Islands holding company and its subsidiaries. If needed, the Cayman Islands holding company can transfer cash to its PRC subsidiary through loans and/or capital contributions, and its PRC subsidiary can transfer cash to the Cayman Islands holding company through issuing dividends or other distributions. Cash transfers from the Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. In addition, current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business.”

Our Corporate History and Structure

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

The following diagram illustrates our corporate structure as of the date of this annual report:

Corporate Information

Our principal executive offices are located at T5-1801, Huarun building, No.1 Changxin road, Wanbailin District, Taiyuan, Shanxi, PRC, and our phone number is + 86–351–7020402. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. We maintain a corporate website at http://www.bestjxjm.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

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

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

B. Business Overview

Overview

Through Shanxi Jinxuan, our operating company, we are a Shanxi Province-based distributor and seller of blended coking coal, also known as metallurgical coke, which is primarily used to produce coke. Coke produced by coking facilities is used mainly in the steel-making process by steel mills. We provide two types of services, namely blended coking coal distribution services and agent services to our customers. Prior to the fiscal year ended December 31, 2019, we were a manufacturer and supplier of blended coking coal. We started generating revenue in the year ended December 31, 2015. For the year ended December 31, 2021, we generated our revenue exclusively from agent fees from third parties in the amount of $154,490, and we did not generate revenue from blended coking coal distribution. For the year ended December 31, 2020, revenue from blended coking coal distribution was $1,239,829 or 100% of our revenue, and we did not generate revenue from agent fees from third parties. For the year ended December 31, 2019, revenue from blended coking coal distribution was $5,219,06, or 82% of our revenue, and revenue from agent fees from third parties was $1,166,929, or 18% of our revenue.

For our blended coking coal distribution services, we distribute blended coking manufactured by our suppliers to customers. Suppliers manufacture raw coal according to our specifications, provides coal washing and blending plants, provides manufacturing facilities, and operates such facilities. We obtain ownership of the blended coking coal after the blending process is completed and we act as the principal and recognize revenue in the amount of total consideration charged to customers, upon the completion of our performance obligation. The products we distribute are batches of blended coking coal of a uniform mix that conform to our customers’ specifications.

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

On October 12, 2020, we entered into the sales contract with Zhongyin Rongtong, through our subsidiary Shanxi Jinxuan, to sell and deliver blended coking coal to Zhongyin Rongtong. We entered into a purchase contract with Jinneng, under which contract we bear the risk of damage and loss of the coal after delivery. We acted as a sales agent in this transaction and recognize net revenue retained after remitting amounts to our supplier for providing blended coking coal.

Our customers are coke producing companies based in the Shanxi Province.

Our revenue is primarily generated through agent services fee from third parties and sales of blended coking coal based upon customer specifications. For the years ended December 31, 2021, 2020, and 2019, we generated revenue of $154,490, $1,239,829, and $6,385,992 in the aggregate, respectively, with $154,490, nil and $1,166,929 generated from agent fees from third parties. For the years ended December 31, 2021, 2020, and 2019, we produced and sold a total of 6,785.6, 15,529, and 36,845 tons of coking coal, respectively. Our net loss for the year ended December 31, 2021, was $671,074. Our net loss for the year ended December 31, 2020 was $780,600, and net income for the year ended December 31, 2019 was $946,535. We incurred loss from our operations of $726,816 in the year ended December 31, 2021. We incurred loss from our operations of $756,046 in the year ended December 31, 2020, and profit from our operations of $1,251,634 in the year ended December 31, 2019. 100% of the blended coking coal we sourced was from supplier based in Tianjin Municipality for the year ended December 31, 2021. All of the blended coking coal we sourced for the year ended December 31, 2020 and all of our raw materials, various grades of coking coal, for the years ended December 31, 2019 were from suppliers based in Shanxi Province, the PRC. For the year ended December 31, 2021, our revenue from agent fees from third parties was $154,490, or 100%. For the year ended December 31, 2020, we did not generate any revenue from agent fees from third parties. For the year ended December 31, 2019, our revenue from agent fees from third parties was $1,166,929, or 18%. See more detailed information in “Item 5. Operating and Financial Review and Prospects – D. Trend Information” in this annual report.

Marketing, Sales, and Customer Contracts

As of December 31, 2021, we maintained our marketing and sales forces with two employees. We focus on meeting the needs and specifications of our customers rather than just focusing on generating more revenue. As such, our marketing efforts are centered on customer needs and requirements. By offering coking coal in grades of specific qualities of heat content, sulfur and ash, and other characteristics relevant to our customers, we are able to serve a diverse customer base.

We serve a limited number of customers and our top customers are a few coking coal resale companies and coke producing companies. For the year ended December 31, 2021, we served one customer, Zhongyin Rongtong, which accounted for 100% of our sales revenue. For the year ended December 31, 2020, we served two customers, Zhongyin Rongtong and Meijin, which accounted for 79% and 21% of our sales revenue, respectively. For the year ended December 31, 2019, we served two customers, Meijin and Meijin Yangqu, which accounted for 99% and 1% of our sales revenue, respectively. We believe we are not dependent upon these customers and will be able to find new customers on commercially reasonable terms because, with Shanxi Province being the largest coke producing province in the PRC market, our location’s proximity to coke producing companies enables us to better access the market, build customer relationships, and swiftly transport and supply the blended coking coal needed by our customers. We usually supply our customers a certain quantity of blended coking coal, during a one-month term, for a fixed price, pursuant to a form of sales order entered into in the ordinary course of business. When market volatility is significant, we will supply blended coking coal on an adjusted price agreed by our customers. In the event we cannot agree on an adjusted price with a customer, the spot price of coking coal on the Dalian Futures Exchange will be used. Customer orders also typically contain provisions requiring us to deliver blended coking coal that meets quality thresholds for certain characteristics, such as sulfur content, ash content, volatility and ash fusion temperature.

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

Suppliers

For the year ended December 31, 2021, we relied on one supplier, Jinneng, for blended coking coal needed for us to fill the orders of our customers. For the year ended December 31, 2020, we relied on two suppliers, Jinneng and Xin'an Yuanda, for blended coke coal needed for us to fill the orders of our customers. For the year ended December 31, 2019, we relied on one supplier, Xin'an Yuanda, for blended coke coal needed for us to fill the orders of our customers.

We are located in Shanxi Province, a region with many suppliers who have access to various coal mining fields in Shanxi, a region with relatively abundant coal reserves. As of the date of this report, we are solely dependent on one supplier, Jinneng, for blended coking coal needed for us to fill the orders of our customers. While we believe that we are able to establish relationship with alternative suppliers on commercially reasonable terms in a relatively short period of time if we stop sourcing blended coking coal from Xin'an Yuanda and Jinneng for any reason, in the event that we fail to do so, our results of operations and financial position may suffer.

In response to the new challenge in the supply of coking coal, we intend to carry out our new strategy of establishing relationship with a larger number of new suppliers, and are more actively identifying supplier targets to merge with and/or acquire. As of the date of this annual report, we have not entered into supply agreements or supply orders with new suppliers. Our ideal targets are suppliers with a minimum annual supply capacity of 1 million ton. While we are actively identifying and discussing with supplier targets to merge and/or acquire, there is no guarantee that we will be able to locate appropriate targets in our desired timeline. As of the date of this annual report, no acquisition or merger agreements have been entered into.

Our Strategies

As a result of the COVID-19 pandemic, we experienced delay in carrying out our growth strategies and expansion plan in 2021. Nevertheless, our long-term objective remains the same, which is to establish our company as a regional leader in the coking coal industry while continuing to expand our supplier and customer base. Our key strategies to achieve this objective are described below:

●	Between 2022 and 2023, we plan to expand our customer base to the nearby provinces of Hebei and Shandong. We also plan to acquire additional suppliers as well as coal washing plants that have existing coke plants customers, to expand both our suppliers and customer base, even though no such acquisition has been identified as of the date of this report.
●	Between 2024 and 2025, we plan to continue to grow our company, and collaborate with a regional futures exchange to establish a one-stop industry park that encompasses production, trade, logistics and financing in the coking coal industry. We also plan to establish a coking coal e-commerce platform that allows participants in the coking coal industry to engage in online commerce, financing and investment of coking coal derivative products.

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

We currently distribute, market and transport blended coking coal with specific characteristics that meet the specifications of each of our customers, by sourcing blended coking coals from our suppliers with the various grades in characteristics, such as heat value, sulfur content, ash and moisture content, strength and volatility.

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

Anthracite coal is commonly used as a reduction agent for various applications, such as briquetting, charcoal, and iron ore pellets. Anthracite coal is a crossover coal and has been successfully used in the PCI coal market.

Coking coal is high-grade bituminous coal used to produce coke. Specifically, coking coal is a carbon material resulting from the manufactured purification of multifarious blends of bituminous coal.

Coking coal is primarily used to produce coke, which is primarily utilized in the production of steel by steel mills. 1.4 to 1.6 tons of coking coal is needed to manufacture 1 ton of coke. Specifically, coke is a solid carbonaceous residue derived from coking coal from which the volatile constituents are driven off by baking in an oven without oxygen at high temperatures. Coke is produced by heating particulate coals of very specific properties in a refractory oven in the absence of oxygen to about 1,100 °C (2000 °F) or as high as 2,000 °C. As temperature increases inside the coal mass, it melts or becomes plastic, fusing together as devolatilization occurs, and ultimately resolidifies and condenses into particles large enough for blast furnace use. During this process, much of the hydrogen, oxygen, nitrogen, and sulfur are released as volatile by-products, leaving behind a poorly crystalline and porous carbon product. The quality and properties of the resulting coke is inherited from the selected coals, as well as how they are handled and carbonized in coke plant operations. In terms of coal properties, coke quality is largely influenced by coal rank, composition (reactive and inert macerals and minerals), and an inherent ability when heated to soften, become plastic, and resolidify into a coherent mass.

Bituminous coal must meet a set of criteria for use as coking coal as determined by particular coal assay techniques. These include criteria as to moisture content, ash content, sulfur content, volatile content, tar and plasticity. The greater the volatile matter in coal, the more by-products can be produced. It is generally considered that levels of 26% to 29% percent of volatile matter in the coal blend are good for coking purposes. Thus, different types of coal are proportionally blended to reach acceptable levels of volatility before the coking process begins.

PRC Coking Coal Resources and Reserves

Even though coal is generally an abundant resource in the PRC, coking coal reserves are much smaller.

According to a report on PRC coking coal issued by Changjiang Securities Co., Ltd., dated September 11, 2018, and a report on the global coking coal industry issued by Futures Daily, dated December 9, 2020, the identified coal reserves in the PRC consist of a majority of gas coal (1/3 of which is coking coal), while coking coal and fat coal constitute 23% and 13% of the coal reserves in China, respectively. China’s identified coking coal reserves constitutes roughly 24% of the world’s coking coal reserves. Approximately 80% of coking coal resources in the PRC considered easy to mine, i.e. buried within 1 km underground, are located in Shanxi Province and Guizhou Province. Shanxi Province has identified 169.46 billion tons of coking coal in their reserves, accounting for 56% of the national coking coal reserves; 33.16 billion tons of which are obtainable, accounting for 51.3% of all obtainable coking coal in the country. The coking coal identified as well as obtainable in Shanxi Province’s ranks first in the PRC. The provinces ranked second, third, fourth, and fifth in identified coking coal reserves are Anhui Province with 23.62 billion tons, Shandong Province with 17.27 billion tons, Guizhou Province with 9.96 billion tons, and Heilongjiang Province with 9.82 billion tons.

Coking coal, especially high-quality coking coal is an important material for steel production. However, coking coal, especially high-quality coking coal has become a scarce resource in the PRC, due to inappropriate mining or extraction where exhaustive mining has continued for quite some time, and high-quality coals were extracted and utilized as low-quality coals. Because of the scarcity of the coking coal resource, high-quality coking coal sometimes need to be imported from other countries. In 2019, China imported 62.3 million tons of coking coal from other countries, meeting approximately 11% of the domestic demand. In 2020, Australia was China’s largest coking coal import supplier, accounting for 5.74% of annual coking coal consumption in the PRC market. In 2021, the top four coking coal import suppliers for China were Mongolia, Russia, United States and Canada, which accounted for 26%, 20%, 19% and 17%, respectively, of China’s coking coal import, accounting for 10% of annual coking coal consumption in the PRC market.

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

Pricing and Backlog

To date, we price blended coking coal on an order-to-order basis, based on Dalian Futures Exchange’s coking coal spot price, adjusted for both the qualities and characteristics of coking coal raw materials used for each order, and the qualities and characteristics of blended coking coal products. We sell blended coking coal primarily to coke making facilities on an as-needed basis. Due to the variability and fluctuation of the PRC market price of blended coking coal, we enter into fixed term and fixed price sales orders that allow price adjustment. Our sale contracts are usually for a period of three months and we typically do not have long-term sales contracts, but we intend to maintain close business relationships with our major customers. Our sales orders with customers generally contain provisions that permit the parties to adjust the contract price of the blended coking coal upward or downward with the fluctuation of PRC market prices of raw coking coal, represented by the coking coal spot price of Dalian Futures Exchange. For example, we may adjust these contract prices because of increases or decreases in the price of raw coal from our suppliers, general inflation or deflation, or changes in the cost of producing blended coking coal caused by such things as changes in taxes, fees, royalties or the laws regulating the mining, production, sale or use of coal. However, if we fail to agree on an adjusted price with our customers under these provisions, the sales orders shall be executed at the PRC market price represented by coking coal spot price of Dalian Futures Exchange. In China, the purchase price of coking coal fluctuated greatly between RMB1,387 ($214.99) per ton and RMB3,878.5 ($601.18) per ton, in the period from January 2021 to December 2021, with an increase trend. The purchase price of coking coal fluctuated greatly between RMB1,027.5 ($157.5) per ton and RMB1,744.5 ($267.4) per ton, in the period from January 2020 to December 2020, with a decrease trend until April 2020 and an increase trend until December 2020. The purchase price of coking coal fluctuated greatly between RMB1,138 ($165) per ton and RMB1,438 ($208) per ton, in the period from January 2019 to December 2019, with an increase trend. Top quality raw coking coal is critical for us to maintain our operating efficiencies and deliver blended coking coal to our customers which meets their specifications. Since top quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as pig iron, steel and concrete. This may in turn lead to a fall in demand for our products.

We generally have not employed forward contracts or other financial instruments to hedge commodity price risk.

Inflation

Inflation has not had a material effect on our business, because our supply orders and sales orders are both based in RMB, and we do not anticipate that inflation will materially affect our business in the foreseeable future.

Seasonality

We believe our operation and sales do not experience seasonality.

Properties and Facilities

Our office is located at T5-1801, Huarun Building, No.1 Changxin road, Wanbailin District, Taiyuan, Shanxi, at 816.96 square meters, which we lease for an annual rent of RMB 680,000, payable annually, from an unrelated third-party. The term of this lease is from January 11, 2019, to March 31, 2022.

We believe our office is sufficient for our current operation.

Intellectual Property

We do not have any registered patent or other intellectual property. While we rely on the confidentiality of our proprietary blending processes in producing a competitive product, we may not be able to maintain the confidentiality of our blending processes.

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

The Coal Industry Law

The PRC Coal Industry Law was adopted on August 29, 1996, by the Standing Committee of the National People’s Congress (“NPCSC”) of the PRC and was revised in 2009, 2011, 2013, and 2016. The latest revised Coal Industry Law was effective as of November 7, 2016.

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

According to the Measures for the Administration of Quotas for the Export of Coal, an order jointly issued by the National Development and Reform Commission (“NDRC”), Ministry of Commerce (“MOFCOM”), and the General Administration of Customs in January 2004, or the Measures, China’s coal exports have been subject to a government approval system since July 1, 2004, under which the NDRC and the MOFCOM are responsible for determining the total volume of China’s coal export quota and allocating the quota among the authorized coal exporters. The total quota will take into consideration China’s economic needs, national use of coal resources, the PRC government’s economic policy and the dynamics in the domestic and international coal markets.

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

We have abided by and plan to continue to abide by the relevant PRC environment protection law in our business operation. The Environmental Protection Bureau of Liulin County issued Shanxi Jinxuan a certificate on August 3, 2017, certifying that since January 1, 2015, Shanxi Jinxuan has abided by national and local laws and regulations on environmental protection, there has been no unlawful act in our operation, and that Shanxi Jinxuan has not been subject to any environmental administrative penalty or complaint. For the fiscal years ended December 31, 2021, 2020, and 2019, Shanxi Jinxuan had not been subject to any environmental administrative penalty or complaint.

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

On December 27, 2021, NDRC and MOFCOM jointly issued the 2021 Negative List. In the course of performing their duties pursuant to the law, the relevant authorities shall not process licensing, business registration and other relevant matters for proposed investments by overseas investors in fields set out in the Negative List for Foreign Investment Access which do not comply with the provisions of the Negative List for Foreign Investment Access; where approval for fixed asset investment projects is involved, the relevant approval matters shall not be processed. Sales and distribution of blended-coking coal are not on the 2021 Negative List.

Shanxi Jinxuan completed the registration as a wholly foreign owned enterprise on June 19, 2017 and the Administrative Bureau for Industry and Commerce of Shanxi Province issued Shanxi Jinxuan the relevant business license on the same date.

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

On June 9, 2016, the SAFE promulgated Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account, which was effective on June 9, 2016. This regulation unifies policies for discretionary settlement of foreign exchange receipts under the capital account by domestic institutions. The Renminbi funds obtained by a domestic institution from its discretionary settlement of foreign exchange receipts under the capital account shall be included in the account pending for foreign exchange settlement and payment.

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

Regulations Relating to Employment and Social Insurance

Pursuant to the PRC Labor Law effective as of January 1, 1995 (as amended on December 29, 2018), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Moreover, most enterprises adopt a system of working hours with daily working hours for each worker not in excess of eight (8) hours and average weekly working hours not in excess of forty-four (44) hours. Enterprise that adopt this system may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Pursuant to the Social Insurance Law of China effective from July 1, 2011, and the Housing Fund Regulation which was amended and became effective on March 24, 2002, employers in China shall pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations. As of December 31, 2021, we had been making full contributions to the social insurance plan and the housing plan for our employees.

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

PRC Value-added Tax Law

Pursuant to the Interim Regulations on Value-added Tax of China, or VAT Regulations which was promulgated by the State Council on December 13, 1993 and became effective as of January 1, 1994 and further amended on November 10, 2008, February 6, 2016 and

November 19, 2017, and the last amendment of which became effective on November 19, 2017, all units and individuals engaging in the sale of goods, provision of processing, repair and fitting services, and importation of goods within the territory of China are taxpayers of value-added tax (or VAT), and shall pay VAT in accordance with the VAT Regulations. According to the Announcement on Policies for Deepening the VAT Reform, which was effective on April 1, 2019, the VAT tax rate for the PRC enterprises was 16% before April 1, 2019 and 13% after that date, unless the VAT for an enterprise is otherwise exempted or reduced according to the VAT Regulations and other relevant regulations.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants and Equipment

Our office is located at T5-1801, Huarun building, No.1 Changxin road, Wanbailin District, Taiyuan, Shanxi, the PRC, where we lease the office space with an aggregate floor area of approximately 505.7 square meters. We believe that our existing facilities are generally adequate to meet our current needs, but we may seek additional space as needed to accommodate future growth.

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

For our blended coking coal distribution services, we distribute blended coking manufactured by our suppliers to customers. Suppliers manufacture raw coal according to our specifications, provides coal washing and blending plants, provides manufacturing facilities, and operates such facilities. We obtain ownership of the blended coking coal after the blending process is completed and we act as the principal and recognize revenue in the amount of total consideration charged to customers, upon the completion of our performance obligation. The products we distribute are batches of blended coking coal of a uniform mix that conform to our customers’ specifications.

For our agent services, we accept orders from our customers, purchase blended coking coal that meets the specific requirements of the customers, and hire third-party carriers to deliver blended coking coal products to the premises of our customers. We sign contracts with customers, suppliers and carriers separately. Unlike our blended coking coal distribution services, we do not provide instructions to or supervise the manufacturing process of the suppliers we cooperate with for our agent services. As we satisfy our performance obligations, we recognize revenue in the amount we expect to be entitled to for arranging the supplier to provide its goods. Our fee is the net amount of consideration we retain after paying the supplier and the carrier the consideration received in exchange for the goods to be provided by the supplier and transport services to be provided by the carrier. In addition, the supplier assumes our performance obligations and contractual rights in the contract signed with customer so that we are no longer obliged to satisfy the performance obligations to transfer the blended coking coal to the customer. Our contracts with our agency service customers specify the prices and terms for our service provided.

On October 12, 2020, through our subsidiary Shanxi Jinxuan, we entered into a sales contract with Zhongyin Rongtong to sell and deliver blended coking coal. Additionally, we entered into a purchase contract with Jinneng, under which we bear the risk of damage and loss of the coal after delivery. However, we were not required to reprocess the blended coking coal under the sales contract with Zhongyin Rongtong. Instead, Jinneng transported the blended coking coal directly to the port. Right after the handover, we delivered the blended coking coal to Zhongyin Rongtong at the port. Thus, we acted as an agent in this transaction and recognize net revenue retained after remitting amounts to our supplier for providing the blended coking coal, upon the completion of the transaction.

Our customers from above two revenue streams are both based in the Shanxi Province, the PRC.

All of our revenue and workforce are concentrated in China. Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent COVID-19 that impacts the global economy. In 2021, the Chinese economy was recovering from the COVID-19 pandemic. For the year ended December 31, 2021, our business has gradually recovered from the negative impact of COVID-19 pandemic and our gross profit increased by 140%, from $51,876 for the year ended December 31, 2020 to $124,250 for the year ended December 31, 2021. The net cash provided by operating activities was $588,982 for the year ended December 31, 2021, compared to the net cash provided by operating activities of $518,201 for the year ended December 31, 2020.

We have been closely monitoring the impact of the COVID-19 pandemic on the macro economy and coking coal industry in general, as well as the extent to which the COVID-19 pandemic will continue to impact our business, results of operations and financial condition.

Factors and Trends Affecting Our Financial Performance

We believe that the following factors will affect our financial performance:

Our customer base in Shanxi Province and nearby provinces- Our only customers are coal companies with steady demand for blended coking coal, which contains moderate level of sulfa to meet stringent environmental regulations. The Chinese government has provided guidance to standardize the coal industry in recent years, which has positively impacted our business. We have generated substantially all of our revenues from sales of blended coking coal and agent services. We expect the sales of blended coking coal to continue to be the primary source of our revenues in the foreseeable future. Our success, therefore, depends on our customers’ continued reliance on blended coking coal and our ability to source the specified coal. During the fiscal year of 2021, the demand for coking coal decreased compared to the previous year due to the impact of the COVID-19 pandemic.

Securing suppliers with access to high quality coking coal raw materials - On October 12, 2020, we entered into an agreement with Jinneng to fulfill our demand for raw coking coal. Given that Jinneng has stable supply of raw coking coal at competitive pricing, we are able to, through Jinneng, access high quality coking coal raw materials and maintain low cost of material at the same time.

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

British Virgin Islands

Jinxuan BVI is incorporated in the BVI. Under the current law of the BVI, Jinxuan BVI is not subject to tax on income or capital gains. Additionally, if dividends are paid by Jinxuan BVI to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Jacqueline HK and Junhao HK are both incorporated in Hong Kong and do not conduct any substantial operations of their own. As such, under the Hong Kong tax laws, both Jacqueline HK and Junhao HK are exempted from income tax on their foreign-derived income and are not subject to withholding taxes on remittance of dividends. Since neither Jacqueline HK nor Junhao HK have any assessable profits for the years ended December 31, 2021, 2020 and 2019, no provision for Hong Kong profits tax has been made in the financial statements. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of RMB nil as of December 31, 2021, 2020 and 2019, because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

China

Under the New EIT Law, domestic enterprises and foreign investment enterprises, or FIEs, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

Under the New EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by Shanxi Jinxuan, our PRC subsidiary, to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Our effective tax rate was nil, nil, and 24%, for the years ended December 31, 2021, 2020 and 2019, respectively. As a result, $0, $0 and $292,956 income tax expense were recognized for the years ended December 31, 2021, 2020 and 2019, respectively.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Since we do not operate in an industry restricted from foreign investment, we believe that the abovementioned laws and regulations will not have any material impact on our business operations.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	For the Years Ended December 31,
	2021	2020
Revenue
- Product sales to third parties	$—	$1,239,829
- Agent fee from third parties	154,490	—
Total revenue	154,490	1,239,829
Cost of revenue
- Product sales to third parties	—	1,187,953
- Agent fee from third parties	30,240	—
Total cost of revenue	30,240	1,187,953
Gross profit	124,250	51,876

Operating expenses
Selling and marketing expenses	56,840	127,265
General and administrative expenses	794,226	680,657
Total operating expenses	851,066	807,922

Loss from operations	(726,816)	(756,046)

Other income (expenses)	55,742	(24,554)
Total other income (expenses), net	55,742	(24,554)

Loss before income tax	(671,074)	(780,600)
Income tax expense	—	—
Net loss	$(671,074)	$(780,600)
Other comprehensive income
Foreign currency translation gain	17,430	59,707
Comprehensive loss	$(653,644)	$(720,893)

Revenue

Our revenue for the years ended December 31, 2021 and 2020 were derived from the following sources:

	For the Years Ended December 31,				Variance
	2021	%	2020	%	Amount	%
Product sales to third parties	$—	—%	$1,239,829	100%	$(1,239,829)	(100)%
Agent fee from third parties	154,490	100%	—	—%	154,490	>100%
Net Revenue	$154,490	100%	$1,239,829	100%	$(1,085,339)	(88)%

For the years ended December 31, 2021 and 2020, we generated revenue of $154,490 and $1,239,829, respectively, with a decrease of $1,085,339, or 88%. The decrease was mainly due to the fact that the only type of services we provided for the year ended December 31, 2021 was coal sales agent services, and we recognized revenue after remitting amounts of coal cost.

Cost of revenue

Our cost of revenue for the years ended December 31, 2021, and 2020 were $30,240 and $1,187,953 respectively.

	For the Years Ended December 31,				Variance
	2021	%	2020	%	Amount	%
Coal	$—	—%	$1,159,889	98%	$(1,159,889)	(100)%
Labor cost	30,240	100%	28,064	2%	2,176	8%
Total Cost	$30,240	100%	$1,187,953	100%	$(1,157,713)	(97)%

Our cost of revenue generated from product sales to third parties for the year ended December 31, 2021 was nil, as compared to $1,187,953 for the year ended December 31, 2020, representing a decrease of $1,187,953, or 100%. For the year ended December 31, 2021, our cost of revenue comprised of technical personnel’s performance salary. For the year ended December 31, 2020, our cost of revenue was mainly for the purchase of raw materials and technical personnel’s performance salary. The decrease in the cost of revenue was mainly because we only provided agent services for the year ended December 31, 2021.

Gross profit and gross margin

Our gross profit for the year ended December 31, 2021 was $124,250, as compared to $51,876 for the year ended December 31, 2020, representing an increase of $72,374, or 140%. The overall gross margin increased from 4% in the fiscal year 2020 to 80% in 2021. The increase of gross margin was because we only provided agent services in 2021. The gross profit margin for our product sales was nil for the year ended December 31, 2021, compared with 4% for the year ended December 31, 2020, as a result of the foregoing.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2021 and 2020:

	For the Years Ended December 31,				Variance
	2021	%	2020	%	Amount	%
Selling and marketing expenses	$56,840	7%	$127,265	16%	$(70,425)	(55)%
General and administrative expenses	794,226	93%	680,657	84%	113,569	17%
Total Amount	$851,066	100%	$807,922	100%	$43,144	5%

Selling and marketing expenses

Our selling and marketing expenses consisted primarily of transportation expense and staff salary relating to selling and marketing. Selling and marketing expenses for the year ended December 31, 2021 was $56,840, while selling and marketing expenses for the year ended December 31, 2020 was $127,265. The decrease of $70,425 was mainly due to a decrease in transportation expense.

General and administrative expenses

General and administrative expenses consisted primarily of staff salaries incurred by our general and administrative department, office lease, and audit, legal and financial consulting fee. General and administrative expenses were $794,226 for the year ended December 31, 2021, as compared to $680,657 for the year ended December 31, 2020, representing an increase of $113,569, or 17%.

Other income/(expenses), net

Other income mainly represented the interest income on deposits placed with commercial banks for the year ended December 31, 2021. Other expenses mainly included interest expenses on loan from a third party and bank charges for the year ended December 31, 2020.

Net loss

As a result of the foregoing, our net loss for the year ended December 31, 2021 was $671,074 as compared to net income of $780,600 for the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table sets forth key components of our results of operations during the years ended December 31, 2020 and 2019.

	For the Years Ended December 31,
	2020	2019
Revenue
- Product sales to third parties	$1,239,829	$5,219,063
- Agent fee from third parties	—	1,166,929
Total revenue	1,239,829	6,385,992
Cost of revenue
- Product sales to third parties	1,187,953	3,984,493
Total cost of revenue	1,187,953	3,984,493
Gross profit	51,876	2,401,499

Operating expenses
Selling and marketing expenses	127,265	497,198
General and administrative expenses	680,657	652,667
Total operating expenses	807,922	1,149,865

(Loss) Income from operations	(756,046)	1,251,634

Other expense	(24,554)	(12,143)
Total other expenses, net	(24,554)	(12,143)

(Loss) Income before income tax	(780,600)	1,239,491
Income tax expense	—	292,956
Net (loss) income	$(780,600)	$946,535
Other comprehensive loss
Foreign currency translation gain (loss)	59,707	(21,436)
Comprehensive (loss) income	$(720,893)	$925,099

Revenue

Our revenue for the years ended December 31, 2020 and 2019 were derived from the following sources:

	For the Years Ended December 31,				Variance
	2020	%	2019	%	Amount	%
Product sales to third parties	$1,239,829	100%	$5,219,063	82%	$(3,979,234)	(76)%
Agent fee from third parties	—	—%	1,166,929	18%	(1,166,929)	(100)%
Net Revenue	$1,239,829	100%	$6,385,992	100%	$(5,146,163)	(81)%

For the years ended December 31, 2020 and 2019, we generated revenue of $1,239,829 and $6,385,992, respectively, with a decrease of $5,146,163, or 81%. This was mainly due to a decreased demand for coking coal due to the COVID-19 pandemic, which resulted in a significant decrease of our revenue in 2020 generated from both product sales and agent fees. We developed a new customer, Zhongyin Rongtong, in 2020, which contributed to our sales volume in 2020.

Cost of revenue

Our cost of revenue for the years ended December 31, 2020 and 2019 were $1,187,953 and $3,984,493 respectively.

	For the Years Ended December 31,				Variance
	2020	%	2019	%	Amount	%
Coal	$1,159,889	98%	$3,965,000	100%	$(2,805,111)	(71)%
Labor cost	28,064	2%	19,493	—%	8,571	44%
Total Cost	$1,187,953	100%	$3,984,493	100%	$(2,796,540)	70%

Our cost of revenue generated from product sales to third parties for the year ended December 31, 2020 was $1,187,953, as compared to $3,984,493 for the year ended December 31, 2019, representing a decrease of $2,796,540, or 70% due to the decrease in revenue. For the year ended December 31, 2020 and 2019, our cost of revenue mainly comprised of coking coal and technical personnel’s performance salary. The decrease of cost of revenue was mainly because of a decrease in product sales to third parties.

Gross profit and gross margin

Our gross profit for the year ended December 31, 2020 was $51,876, as compared to $2,401,499 for the year ended December 31, 2019, representing a decrease of $2,349,623, or 98%. The overall gross margin decreased from 38% in the fiscal year ended December 31, 2019 to 4% in the fiscal year ended December 31, 2020. The decrease of gross margin was because in 2020, we sold clean coal purchased directly from suppliers, which generated lower profit margins compared to our sales of blended coking coal produced by Xin’an Yuanda under our technical support in 2019. Besides, we did not generate any agent fee from third parties in 2020, and in comparison, we generated 18% of our total revenue in agent fees in the fiscal year 2019.

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

General and administrative expenses

General and administrative expenses consisted primarily of staff salaries incurred by our general and administrative department, office lease, and audit, legal and financial consulting fee. General and administrative expenses were $680,657, or 55%, of total revenue for the year ended December 31, 2020, as compared to $652,667, or 10%, of total revenue for the year ended December 31, 2019, representing an increase of $27,990.

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

Impact of Foreign Currency Fluctuations

Our subsidiaries maintain their books and records in RMB. Our reporting currency is USD. In general, for consolidation purposes, we translate assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income. The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations, due to the fluctuation of exchange rate. The exchange rates in effect is shown below:

	December 31,
US$ Exchange Rate	2021	2020	2019	2018
Year-end RMB	6.3757	6.5249	6.9762	6.8632
Annual average RMB	6.4515	6.9129	6.8985	6.6174

2021 Revenue in RMB	996,696

			Exchange
			Effect/Compared
			to 2021 Rate
			Increase
Translated into US$ with various exchange rates		US$	(decrease)
Use 2021 average rate	6.4515	$154,490	$—
Use 2020 average rate	6.8976	$144,499	$(9,991)
Use 2019 average rate	6.8985	$144,480	$(10,010)
Use 2018 average rate	6.6174	$150,617	$(3,873)
Use 2017 average rate	6.6423	$150,053	$(4,437)

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal years 2021, 2020, and 2019.

B.	Liquidity and Capital Resources

Cash and cash equivalent

As of December 31, 2021, we had cash and cash equivalent of $3,464,091, an increase of $657,472 from $2,806,619 as of December 31, 2020, mainly due to the redemption of the short-term investments. As of December 31, 2021, we had net working capital of $70,345. We believe that the income generated from our current operations can satisfy our daily working capital needs over the next 12 months.

As of December 31, 2020, we had cash and cash equivalent of $2,806,619, an increase of $2,691,179 from $115,440 as of December 31, 2019, mainly comprised of net cash provided by operating activities of $518,201 and net cash provided by financing activities of $2,029,691.

Summary of cash flows

The following table summarizes our cash flows for the years ended December 31, 2021, 2020 and 2019:

	For the Years Ended December 31,
	2021	2020	2019
Net cash provided by operating activities	$588,982	$518,201	$827,020
Net cash used in investing activities	(7,691)	—	(134,635)
Net cash provided by (used in) financing activities	—	2,029,691	(1,420,335)
Effect of exchange rate changes on cash and cash equivalents	76,181	143,287	(5,132)
Net increase (decrease) in cash and cash equivalents	657,472	2,691,179	(733,082)
Cash and cash equivalents, beginning balance	2,806,619	115,440	848,522
Cash and cash equivalents at end of the year	$3,464,091	$2,806,619	$115,440

Cash flow from operating activities

Net cash provided by operating activities was $588,982 and $518,201 for the year ended December 31, 2021 and 2020, respectively. Net cash provided by operating activities was $827,020 for the year ended December 31, 2019.

Net cash provided by operating activities for the year ended December 31, 2021 was mainly derived from a decrease of prepayments and other current assets of $1,203,097, offset by net loss of $671,074 and a decrease of current lease payment liability of $104,572.

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

Cash flow from investing activities

Net cash used in investing activities was $7,691 for the year ended December 31, 2021, and net cash provided by investing activities was nil for the year ended December 31, 2020. Net cash used in investing activities for the year ended December 31, 2021 was due to purchase of property and equipment.

Net cash provided by investing activities was nil for the year ended December 31, 2020. Net cash used in investing activities was $134,635 for the year ended December 31, 2019.

Net cash used in investing activities was $134,635 for the year ended December 31, 2019. Net cash used in investing activities for the year ended December 31, 2019 was due to the purchase of fixed assets.

Cash flow from financing activities

Net cash provided by financing activities for the year ended December 31, 2021 was nil, while net cash used in financing activities for the year ended December 31, 2020 was $2,029,691, and net cash used in financing activities for the year ended December 31, 2019 was $1,420,335.

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

Tabular Disclosure of Contractual Obligations

There were no contractual obligations as of December 31, 2021. Our operating lease agreement expired on March 31, 2022.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year-ended December 31, 2021 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Capital Expenditures

We incurred capital expenditures of $7,691, nil, and $134,635 for the fiscal years ended December 31, 2021, 2020, and 2019, respectively. The capital expenditures in 2021, 2020, and 2019, were primarily related to expenditures made in connection with purchase of property and equipment.

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

We have not engaged in research and development for the past three years. We do not have any registered patent or other intellectual property.

D.	Trend Information

Other than disclosed elsewhere in this annual report, we are not aware of any trends, demands, commitments or events for the fiscal year ended December 31, 2021 that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with Note 2 in our consolidated financial statements for the year ended December 31, 2021 for more information on our critical accounting policies.

Fair value of financial instruments

Our financial instruments consist principally of cash and cash equivalents and other receivables. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. We are not exposed to any significant currency or credit risks arising from these financial instruments. As of December 31, 2021 and 2020, we had cash and cash equivalents of $3,464,091 and $2,806,619. The amount of other receivables was $5,622 and $7,356 as of December 31, 2021 and 2020.

Revenue recognition

In January 1, 2018, we adopted ASC Topic 606, “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption did not result in a material adjustment to the accumulated deficit as of January 1, 2018. In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, we perform the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Accordingly, revenues for the years ended December 31, 2021, 2020 and 2019 were presented under ASC 606.

Our revenues are derived principally from product sales to third parties (“coking coal sales”) and agent fee from third parties (“coal sales agent service”). Commencing on January 1, 2018, we recognize revenue in accordance with ASC 606 and revenue is recognized when control of promised goods or services is transferred to our customers.

Our revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Coking coal sales revenue

We have the right to receive the consideration by providing agreed quantity and quality coking coal to the customers, and the price for the product is fixed. We are a principal because we control the promised goods (coking coal) before we transfer the goods to the customer. In addition, we are responsible for fulfilling the promise to provide the goods to the customer. There is no variable consideration and non-cash consideration agreed with customer. The transaction price is fixed and allocated to the delivery of goods, the only performance obligation. The revenue is recognized when we satisfy its performance obligation by transferring the promised goods to the customer with agreed point of time, fixed price and location. For the year ended December 31, 2021 and 2020, the coking coal sales revenue was nil and $1,239,829 respectively.

Coal sales agent services revenue

When serving as an agent, we signed contracts with customer, supplier and carrier separately. Our obligation is to provide the specified services to arrange for the supplier and carrier to provide those goods (coking coal) to the customer. When we satisfy the performance obligation, we recognize revenue in the amount of the fee to which it expects to be entitled in exchange for arranging for the supplier to provide its goods. Our fee is the net amount of consideration that we retain after paying the supplier and the carrier the consideration received in exchange for the goods to be provided by the supplier and transport services to be provided by the carrier.

In addition, the supplier assumes our performance obligations and contractual rights in the contract signed with customer so that we are no longer obliged to satisfy the performance obligation to transfer the promised good to the customer. The contracts with coal sales agent service customers have specific prices and terms for the service provided. The revenue is recognized upon the services of delivery of coking coal to a customer.

For the year ended December 31, 2021 and 2020, the coal sales agent services revenue was $154,490 and nil respectively.

Contract costs

For the years ended December 31, 2021, 2020 and 2019, we did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Contract balances

We evaluate our overall economic conditions, working capital status and customer specific credit and negotiates the payment terms of a contract with individual customer on a case-by-case basis in our normal course of business.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be realized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers. We do not have advances from customers as of December 31, 2021 and 2020.

For contracts without a full or any advance payments required, we bill the customers any unpaid contract price immediately upon satisfaction of the related performance obligations when revenue is recognized, and we normally receive payment from customers within 90 days after a bill is issued.

We do not have any contract assets (unbilled receivables) since revenue is recognized when control of the promised goods or services is transferred and the payment from customers is not contingent on a future event.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our sole director and executive officers as of the date of this annual report. The business address of all of our director and executive officers is T5-1801, Huarun Building, No.1 Changxin Road, Wanbailin District, Taiyuan, Shanxi, the PRC.

Name	Age	Position(s)
Xiangyang Guo	32	Director and Chief Executive Officer
Yajun Shi	53	Chief Financial Officer

The following is a brief biography of each of our executive officers and director:

Mr. Xiangyang Guo has served as the Company’s Chief Executive Officer since July 1, 2017 and our director since December 20, 2016. He has also served as the chairman of Shanxi Jinxuan’s board of directors since December 20, 2016. Mr. Guo has also been the President of the Supervisory Board of Beijing Jinxuan Investment Co., Ltd. (“Beijing Jinxuan”), a related party of the Company, since February 2015. Mr. Guo attended Xiamen University and graduated with bachelor degrees in both Management and Law.

Mr. Yajun Shi has served as the Company’s Chief Financial Officer since November 2019. Mr. Shi jointly operated a private kindergarten with his business partners from January 2014 to June 2019. From October 2009 to December 2013, Mr. Shi handled matters associated with the dissolution of Shanxi Wulin Metallurgical Group Co., Ltd. (“Wulin Group”). From November 2006 to September 2009, Mr. Shi served as the general manager of Wulin Group. From November 2005 to October 2006, Mr. Shi served as the general manager of Shanxi Qipanshan Foundry Coke Co., Ltd. From October 1989 to October 2005, Mr. Shi held multiple positions at Wulin Group, successively, including accountant, financial director, audit director, deputy chief accountant and financial deputy general manager. Mr. Shi is an auditor with intermediate level certification and an accountant with intermediate level certification.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate amount of RMB211,836 ($32,835.2) in cash compensation to our director and executive officers.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and director in the year ended December 31, 2021.

Employment Agreements

On July 1, 2017, we entered into an employment agreement with our CEO, Mr. Xiangyang Guo. On November 15, 2019, we entered into an employment agreement with our CFO, Yajun Shi.

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

Our employment agreement with Mr. Xiangyang Guo, our CEO, had a term from January 1, 2017, to December 31, 2019, with an annual salary of $9,000. Our employment relationship with Mr. Xiangyang Guo was automatically renewed on January 1, 2020, 2021 and 2022 for one additional year each time pursuant to the terms of the employment agreement.

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

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our director, Mr. Xiangyang Guo, has been making all determinations regarding executive officer compensation from the inception of our Company.

D. Employees

As of December 31, 2021, 2020 and 2019, we had 13, 14, and 15 full time employees, respectively, all of whom are full-time. There is no labor union. We believe our relations with our employees are good. As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administrated by local governments, including housing, pension, medical insurance, and unemployment insurance. We compensate our employees with basic salaries.

	Number of
	Employees as of
Function	December 31, 2021	% of Total
General and administrative	3	23.0%
Finance	2	15.4%
Business	1	7.7%
Production and technology	5	38.5%
Director	2	15.4%
Total	13	100%

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

●	each of our director and executive officers who beneficially own our Ordinary Shares; and
●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary

Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 14,333,334 Ordinary Shares outstanding as of the date of this annual report.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Executive Officers*:
Xiangyang Guo(1)	7,200,000	50.23%
Yajun Shi	0	0.0%

All directors and executive officers as a group:	7,200,000	50.23%
5% Shareholders*:
Bingshan Guo(2)	3,333,334	23.26%
Haigang Yan(3)	1,333,000	9.30%
Yonghong Che(4)	1,333,000	9.30%
*	Unless otherwise indicated, the business address of each of the individuals is T5-1801, Huarun Building, No.1 Changxin Road, Wanbailin District, Taiyuan, Shanxi, the PRC.
(1)	Mr. Xiangyang Guo, the Chief Executive Officer and sole director of the Company, is the 100% owner of Jinxuan GY Limited, which holds 7,200,000 Ordinary Shares.
(2)	Mr. Bingshan Guo is the 100% owner of Jacqueline G.D Limited, which holds 3,333,334 Ordinary Shares.
(3)	Mr. Haigang Yan is the 100% owner of Jinxuan YHG Limited, which holds 1,333,000 Ordinary Shares.
(4)	Mr. Yonghong Che is the 100% owner of Jinxuan CYH Limited, which holds 1,333,000 Ordinary Shares.

As of the date of this annual report, none of our issued and outstanding Ordinary Shares are held in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Material Transactions with Related Parties

Mr. Yonghong Che is a 9.3% beneficial owner of the Company and has significant influence over the Company.

Mr. Xiangyang Guo, as the Company’s CEO, director, and chairman of the board, is a related party of the Company.

Mr. Bingshan Guo, as a 23.3% beneficial owner of the Company, has been a related party of the Company since August 5, 2017.

Mr. Haigang Yan, as a 9.3% beneficial owner of the Company, has significant influence over the Company and has been a related party of the Company since inception.

See “Item 4. Information on the Company—C. Organizational Structure.”

Payables to Related Party

For the year ended December 31, 2017, we received advances from Mr. Bingshan Guo in the amount of $222,362, for purposes of paying professional service fees incurred by the Company in connection with our initial public offering in 2017. The advances from Mr. Bingshan Guo were interest-free and due on demand. As of December 31, 2021 and as of the date of this annual report, $217,258 is due to Mr. Bingshan Guo.

For the year ended December 31, 2021, 2020, and 2019, we received advances from Mr. Xiangyang Guo in the amount of nil, nil, and $724,800 for purposes of our operational activities. As of December 31, 2021, we had fully repaid the advances.

For the year ended December 31, 2020, we received a non-interest bearing loan from Mr. Haigang Yan in the amount of $2,899,559. As of December 31, 2021, $3,136,910 is due to Mr. Haigang Yan.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements.”

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

Generally, there is no prior SAFE approval required for remitting dividends of a foreign invested enterprise. According to Circular of Foreign Exchange on Further Facilitating Trades and Investments and Improving Authenticity Check by SAFE, effective as of April 26, 2016, when handling the outward remittance of profits exceeding the equivalent of US$50,000 for an enterprise incorporated in the PRC, a bank shall, based on the truthful transaction principle, review the enterprise’s board resolution on profit distribution (or partners’ resolution on profit distribution) in connection with the remittance, the originally filed tax registration form and financial statements evidencing the profits. Upon completion of the remittance, the bank shall affix the seal and provide endorsement to the original tax registration form stating the actual amount remitted and the date of remittance.

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

B.	Amended and Restated Memorandum and Articles of Association

General. Our authorized share capital is US$100,000 divided into 100,000,000 Ordinary Shares, par value $0.001 per share. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing our Ordinary Shares are issued in registered form.

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

Voting Rights. Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Transfer of Ordinary Shares. The instrument of transfer of any ordinary share shall be in writing and in any usual or common form or such other form as our directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up ordinary share, or if so required by the directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of our Ordinary Shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a shareholder until the name of the transferee is entered in the register of members in respect of the relevant Shares.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for our Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;
(d)	in the case of a transfer to joint holders, the number of joint holders to whom our Ordinary Shares are to be transferred does not exceed four; and
(e)	our Ordinary Shares transferred are fully paid up and free of any lien in favor of us; and
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

Variations of Rights of Shares. Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The necessary quorum shall be one or more persons holding or representing by proxy at least one-third in nominal or par value amount of the issued shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum).

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

Changes in Share Capital. We may from time to time by ordinary resolution:

●	increase the share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;
●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by the our Memorandum of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced ordinary share shall be the same as it was in case of the ordinary share from which the reduced ordinary share is derived; and
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of our Ordinary Shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which its capital is divided.

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

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

British Virgin Islands Taxation

The government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the BVI.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the BVI will not be subject to any income, withholding or capital gains taxes in the BVI, with respect to the ordinary shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the BVI with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the BVI or between Hong Kong and the BVI.

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

Jinxuan Coking Coal Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Jinxuan Coking Coal Limited meets all of the conditions under the SAT Circular 82 discussed above. Jinxuan Coking Coal Limited is a company incorporated outside the PRC. As a holding company, its key assets and are its ownership interests in its subsidiaries, and its key assets are located, and its records are maintained outside the PRC. In the opinion of our PRC counsel, it is more likely than not that Jinxuan Coking Coal Limited will not be deemed as a PRC resident enterprise for PRC tax purposes. However, there can be no assurance that the PRC government will ultimately take a view that is consistent with us. If we are considered a PRC resident enterprise, holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Doing Business in the PRC—Under the PRC Enterprise Income Tax Law, or the ‘EIT Law’, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations”.

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

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

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

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) our Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if our Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in our Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held our Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to our Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for our Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of our Ordinary Shares cannot be treated as capital, even if you hold our Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of our Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of our Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on our Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of our Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of our Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in our Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations). If our Ordinary Shares are regularly traded on a qualified exchange or other market, and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on our Ordinary Shares and any gain realized on the disposition of our Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of our Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of Ordinary Shares. As of December 31, 2020, we had U.S. dollar-denominated cash balances of US$2,806,619. As of December 31, 2021, we had U.S. dollar-denominated cash balances of US$75,114.01. Assuming we had converted the US$100 into the Renminbi at the exchange rate of US$1 for RMB6.3757 as of December 31, 2021, this cash balance would have been RMB637.57. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB 6.3757 ($1.01).

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2021, 2020, and 2019, $3,350,477, $2,806,619, and $115,440, respectively, of the Company’s cash was on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Interest Rate Risk

The interest rate of cash held in bank and deposits was 0.3% per annum for the year ended December 31, 2021 and 0.30% per annum for the years ended December 31, 2020 and 0.35% per annum for the years ended December 31, 2019. We do not have any financial assets that were designated at fair value through profit or loss. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.9%, 2.5%, and 2.9% in 2021, 2020, and 2019, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

We received net proceeds of approximately US$79,094 from our initial public offering that closed on September 28, 2018 representing 1,000,000 shares of Ordinary Shares. From the period from July 3, 2018, the date that the F-1 registration statement was declared effective by the SEC, to December 31, 2021, we used our net proceeds in the amount of $2,887 for services fees in connection with our initial public offering.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of December 31, 2021, were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to lack of internal accounting staff that have sufficient knowledge of U.S. GAAP. The Company remediates this disclosure controls and procedures weakness by engaging third-party external staff with sufficient knowledge of the U.S. GAAP.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2021 because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2021 and has identified the following material weaknesses, (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented internal control policies and procedures; and (iii) a lack of independent directors and an audit committee. Our remediating plan includes plans to engage third-party external staff with sufficient knowledge of the U.S. GAAP, appointing independent directors and establishing an audit committee.

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

Item 16. [RESERVED]

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2020				2021

	(In thousand)
Audit fee(1)	RMB	847	US$	130	RMB	710	US$	110
Audit related fees(2)	RMB	—	US$	—	RMB	—	US$	—
Tax fees(3)	RMB	—	US$	—	RMB	—	US$	—
All other fees(4)	RMB	—	US$	—	RMB	—	US$	—
Total	RMB	847	US$	130	RMB	710	US$	110
(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit related fees” means the fees billed for each of the fiscal years listed for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years for products and services provided by our principal accountant, other than the services reported in (1), (2), and (3).

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 22, 2020, we and Marcum Bernstein & Pinchuk LLP (“MBP”) mutually elected not to continue the engagement of MBP as our independent registered public accounting firm, effective December 22, 2020. On December 23, 2020, WWC, P.C. (“WWC”), was appointed as our independent registered public accounting firm.

The termination of engagement of MBP and appointment of WWC were made after a careful consideration and were approved by the Company’s sole director. The Company’s decision to make this change was not the result of any disagreement between the Company and MBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of MBP on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2018 and 2019 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope of accounting principles.

During the fiscal years ended December 31, 2018 and 2019, and the subsequent interim period through December 22, 2020, neither the Company, nor someone on behalf of the Company, has consulted WWC regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Item 16G. CORPORATE GOVERNANCE

Not applicable.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

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

2.2	Description of Securities (incorporated by referenced to Exhibit 2.2 of our annual report on Form 20-F (file No. 333-222784) filed with the Securities and Exchange Commission on April 29, 2021)
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

4.3*	Loan Extension Agreement on December 31, 2021
4.4*	English Translation of Coal Purchase Agreement by and between Shanxi Jinxuan Investment Co., Ltd. and Shanxi Jingshun Taihe Energy Technology Co., Ltd., dated March 9, 2022
4.5*	English Translation of Coal Sales Agreement by and between Shanxi Jinxuan Investment Co., Ltd. and Guangdong Zhutou Supply Chain Management Co., Ltd., dated March 9, 2022
4.6*	English Translation of Lease Agreement to be entered into by and between Mao Feiyue and Shanxi Jinxuan Investment Co., Ltd.
8.1

List of subsidiaries of the Registrant (incorporated by referenced to Exhibit 8.1 of our annual report on Form 20-F (file No. 333-222784) filed with the Securities and Exchange Commission on April 29, 2021)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-222784) filed with the Securities and Exchange Commission on January 30, 2018)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

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

Date: April 29, 2022

JINXUAN COKING COAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Jinxuan Coking Coal Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jinxuan Coking Coal Ltd (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

San Mateo, CA

April 29, 2022

We have served as the Company’s auditor since December 23, 2020.

Beijing Office Kerry Center South Tower 1 Guang hua Rd., #2419-2422, Chaoyang Dist., Beijing 100020 T 8610.8518.7992

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Jinxuan Coking Coal Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Beijing, China

April 29, 2020

www.marcumbp.com

JINXUAN COKING COAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except shares)

	As of December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$3,464,091	$2,806,619
Other receivables	5,622	7,356
Prepayments and other current assets	55,964	1,224,324
Total Current Assets	3,525,677	4,038,299
Non-current assets
Property and equipment, net	183,324	230,218
Long-term deposits	—	19,924
Right-of-use asset	24,613	119,429
Total Assets	$3,733,614	$4,407,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payable and accrued expenses	$101,164	$95,077
Amount due to related parties	3,354,168	3,277,471
Lease payment liability- current	—	103,396
Total Current Liabilities	3,455,332	3,475,944
Total Liabilities	3,455,332	3,475,944

Commitments and contingencies	—	—
Shareholders’ equity
Ordinary shares (0.001 par value, 100,000,000 shares authorized, 14,333,334 and 14,333,334 shares issued and outstanding as of December 31, 2021 and 2020, respectively)	14,333	14,333
Additional paid-in capital	861,301	861,301
Statutory reserve	154,451	154,451
Accumulated deficit	(730,606)	(59,532)
Accumulated other comprehensive loss	(21,197)	(38,627)
Total Shareholders’ Equity	278,282	931,926
Total Liabilities and Shareholders’ Equity	$3,733,614	$4,407,870

See notes to the consolidated financial statements.

JINXUAN COKING COAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Amounts in US$, except shares)

	For the Years Ended December 31,
	2021	2020	2019
Revenue
- Product sales to third parties	$—	$1,239,829	$5,219,063
- Agent fee from third parties	154,490	—	1,166,929
Total revenue	154,490	1,239,829	6,385,992
Cost of revenue
- Product sales to third parties	—	1,187,953	3,984,493
- Agent fee from third parties	30,240	—	—
Total cost of revenue	30,240	1,187,953	3,984,493
Gross profit	124,250	51,876	2,401,499

Operating expenses
Selling and marketing expenses	56,840	127,265	497,198
General and administrative expenses	794,226	680,657	652,667
Total operating expenses	851,066	807,922	1,149,865

(Loss) profit from operations	(726,816)	(756,046)	1,251,634

Other income (expenses)
Total other income (expenses), net	55,742	(24,554)	(12,143)

(Loss) income before income tax	(671,074)	(780,600)	1,239,491
Income tax expense	—	—	292,956
Net (loss) income	$(671,074)	$(780,600)	$946,535
Other comprehensive income (loss)
Foreign currency translation gain (loss)	17,430	59,707	(21,436)
Comprehensive (loss) income	$(653,644)	$(720,893)	$925,099

Weighted average number of shares, basic and diluted	14,333,334	14,333,334	14,333,334
Basic and diluted (loss) earnings per share	$(0.05)	$(0.05)	$0.07

See notes to the consolidated financial statements.

JINXUAN COKING COAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in US$, except shares)

			Additional			Accumulated Other	Total
	Ordinary Shares		Paid-in	Statutory	Retained Earnings	Comprehensive	Shareholders'
	Shares	Amount	Capital	Reserve	(Accumulated Deficit)	(loss) income	Equity
Balance, December 31, 2018	14,333,334	$14,333	$861,301	$74,956	$(145,972)	$(76,898)	$727,720
Net income for the year	—	—	—	—	946,535	—	946,535
Appropriation of statutory reserves	—	—	—	79,495	(79,495)	—	—
Foreign currency translation gain	—	—	—	—	—	(21,436)	(21,436)
Balance, December 31, 2019	14,333,334	$14,333	$861,301	$154,451	$721,068	$(98,334)	$1,652,819
Net loss for the year	—	—	—	—	(780,600)	—	(780,600)
Foreign currency translation loss	—	—	—	—	—	59,707	59,707
Balance, December 31, 2020	14,333,334	$14,333	$861,301	$154,451	$(59,532)	$(38,627)	$931,926
Net loss for the year	—	—	—	—	(671,074)	—	(671,074)
Foreign currency translation gain	—	—	—	—	—	17,430	17,430
Balance, December 31, 2021	14,333,334	$14,333	$861,301	154,451	$(730,606)	(21,197)	$278,282

See notes to the consolidated financial statement.

JINXUAN COKING COAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For the Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net (loss) income	$(671,074)	$(780,600)	$946,535
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	59,358	87,717	93,009
Bad debt recoveries provision	—	—	(72,480)
Disposal loss of long-lived assets	—	—	5,484
Impairment loss on equipment	—	5,942	—
Right-of-use asset amortization	96,464	85,697	81,368
Changes in operating assets and liabilities
Accounts receivable	—	6,361,068	(6,132,590)
Notes receivable	—	2,421,132	105,500
Other receivables	1,894	155,544	(77,218)
Income taxes payable	—	(199,587)	134,220
Prepayments and other current assets	1,203,097	(1,022,510)	(138,547)
Lease payment liability- current	(104,572)	4,529	4,318
Lease payment liability-non current	—	(97,809)	(93,269)
Accounts payable	—	(4,481,006)	4,198,587
Notes payable	—	(1,833,971)	1,833,744
Other payable and accrued expenses	3,815	(187,945)	(33,664)
Due to a related party	—	—	(9,132)
Long-term deposits	—	—	(18,845)
Net cash provided by operating activities	588,982	518,201	827,020
Cash flows from investing activities:
Purchase of property and equipment	(7,691)	—	(134,635)
Net cash used in investing activities	(7,691)	—	(134,635)
Cash flows from financing activities:
Repayment to a related party	—	(869,868)	(50,736)
Repayment to a third party	—	—	(2,174,399)
Proceeds from share issuance	—	—	80,000
Receipt of loan from a related party	—	2,899,559	724,800
Net cash provided by (used in) financing activities	—	2,029,691	(1,420,335)
Effect of exchange rate changes on cash and cash equivalents	76,181	143,287	(5,132)
Net increase (decrease) in cash and cash equivalents	657,472	2,691,179	(733,082)
Cash and cash equivalents at beginning of year	2,806,619	115,440	848,522
Cash and cash equivalents at end of year	$3,464,091	$2,806,619	$115,440
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—	$86,975
Cash paid for income taxes	$—	$157,234	$165,647
Supplemental disclosure of non-cash activities
Recognition of Right-of-use and Lease payment liability	$—	$—	$280,017

See notes to the consolidated financial statements.

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

Details of the subsidiaries of the Company are set out below:

	Date of	Place of	Percentage of
Subsidiaries	incorporation	Incorporation	ownership	Principal activity
Jinxuan JH	March 20, 2017	British Virgin Islands	100	Investment holding
Jacqueline G.D	January 10, 2017	Hong Kong	100	Investment holding
Junhao International	April 10, 2017	Hong Kong	100	Investment holding
Shanxi Jinxuan	October 16, 2012	PRC	100	Distribution and resell of coking coal

On August 5, 2017, as a result of the Reorganization, there were 13,333,334 ordinary shares issued and outstanding, and the Reorganization was accounted for as a recapitalization.

The Company believes it is appropriate to reflect the Reorganization on a retroactive basis similar to stock split pursuant to ASC 260. The Company, together with its wholly-owned subsidiaries Jinxuan JH, Jacqueline G.D, Junhao International and Shanxi Jinxuan were effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered under common control after Mr. Guo obtained controlling interest of Shanxi Jinxuan on January 1, 2017 and was accounted for similar to the pooling method of accounting as of then.

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

The exchange rates applied are as follows:

	December 31,
	2021	2020
RMB exchange rate at balance sheet dates	6.3757	6.5249

	The Years Ended December 31
	2021	2020	2019
Average exchange rate for the year	6.4515	6.8976	6.8985

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The source of the exchange rates is generated from People’s Bank of China.

(d) Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2021, and 2020, cash were $3,464,091 and $2,806,619, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(e) Accounts receivable and other receivables, net

Accounts receivable and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. During the years ended December 31, 2021 and 2020, the allowances for doubtful accounts from accounts receivable were nil and nil; the allowances for doubtful accounts from other receivables were nil and nil, respectively.

(f) Property and equipment, net

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

(g) Revenue recognition

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

Accordingly, revenues for the years ended December 31, 2021, 2020 and 2019 were presented under ASC 606.

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

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

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

Coal sales agent services revenue

When serving as an agent, the Company signed contracts with customer, supplier and carrier separately. The Company’s obligation is to provide the specified services to arrange for the supplier and carrier to provide those goods (coking coal) to the customer. When the Company satisfies the performance obligation, the Company recognizes revenue in the amount of the fee to which it expects to be entitled in exchange for arranging for the supplier to provide its goods. The Company’s fee is the net amount of consideration that the Company retains after paying the supplier and the carrier the consideration received in exchange for the goods to be provided by the supplier and transport services to be provided by the carrier. In addition, the supplier assumes the Company’s performance obligations and contractual rights in the contract signed with customer so that the Company is no longer obliged to satisfy the performance obligation to transfer the promised good to the customer. The contracts with coal sales agent service customers have specific prices and terms for the service provided. The revenue is recognized at a point in time upon the rendering of services to the coking coal to a customer. The Company typically receives payment within a few weeks of rendering of services.

Contract costs

For the years ended December 31, 2021, 2020 and 2019, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Contract balances

The Company evaluates overall economic conditions, its working capital status and customer specific credit and negotiates the payment terms of a contract with individual customer on a case-by-case basis in its normal course of business.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (advance from customers), which will be realized as revenues upon the satisfaction of performance obligations through the transfer of related promised goods and services to customers. The Company does not have advances from customers as of December 31, 2021 and 2020.

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

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(h) Cost of revenue

Cost of revenue mainly comprised of coking coal, raw material costs, inbound transportation expense and production costs, depreciation, workers’ salary, technical personnel’s performance salary and site lease.

(i) Shipping and handling costs

The Company expenses the shipping and handling costs in conjunction with sale of its products as incurred and the shipping and handling costs is included as part of selling and marketing expenses. Total shipping and handling costs were nil, $19,754 and $420,960 for the years ended December 31, 2021, 2020 and 2019, respectively.

(j) Taxation

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

c)  Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021 and 2020, and there were no uncertain tax positions as of December 31, 2021 and 2020. All tax returns since the Company’s inception are still subject to examination by tax authorities.

(k) Comprehensive income (loss)

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

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(l) Fair value of financial instruments

The Company’s financial instruments consist principally of cash and cash equivalents and other receivables. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

(m) Earnings (loss) per share

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

(n) Impairment of long-lived assets

Long-lived assets, including property, equipment, and right-of-use asset with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. The impairment loss of long-lived assets was nil, nil and nil for the years ended December 31, 2021, 2020 and 2019, respectively.

(o) Leases

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

Upon adoption, the Company recognized ROU assets of $24,613 and $119,425, total lease liabilities (including current and non-current) nil and $103,396 for operating leases as of December 31, 2021 and 2020. The impact of adopting ASU 2016-02 on the Company’s opening retained earnings and current year net income was insignificant.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(p) Recently issued accounting standards

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

NOTE 3. OTHER RECEIVABLES

Other receivables consisted of the following:

	As of December 31,
	2021	2020
Due from third parties	$4,341	$6,104
Property management fee deposit	1,281	1,252
Total other receivables	$5,622	$7,356

NOTE 4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2020
Prepayments for inventory	$—	$1,195,477
Prepayments for services	27,228	14,363
Prepaid rental and property management fee	20,390	2,248
Others	8,346	12,236
Total	$55,964	$1,224,324

Prepayments for services are related to transportation fees, professional service fees and property management fees.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2021	2020
Vehicles	$203,631	$198,974
Building	194,429	182,378
Leasehold improvement	117,839	115,145
Furniture	40,761	46,110
Machine	6,747	6,594
Less: accumulated depreciation	(380,083)	(318,983)
Property and equipment, net	$183,324	$230,218

Depreciation expense was $59,358, $87,717 and $93,009, respectively, for the years ended December 31, 2021, 2020 and 2019.

NOTE 6. LONG-TERM DEPOSITS

Long-term deposits consisted of the following:

	As of December 31,
	2021	2020
Office rental deposits	$—	$19,924
Total	$—	$19,924

The office rental deposits were made under the non-cancelable operating lease agreement that expires on March 31, 2022 and are refundable at the end of the lease term.

NOTE 7. OTHER PAYABLE AND ACCRUED EXPENSES

Other payable and accrued expenses consisted of the following:

	As of December 31,
	2021	2020
Attorney fees payable	$83,405	$69,831
Accrued payroll	17,759	25,246
Total	$101,164	$95,077

NOTE 8. TAXATION

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

NOTE 8. TAXATION-CONTINUED

Jacqueline G.D and Junhao International were both incorporated in Hong Kong and do not conduct any substantial operations of their own. Under the Hong Kong tax laws, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2020/2021 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Jacqueline G.D and Junhao International both have no assessable profits for the year ended December 31, 2021.

Shanxi Jinxuan, incorporated in the PRC, is governed by the enterprise income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC is 25%, and applies to both domestic and foreign invested enterprises. The effective tax rates of the Company were nil, nil and 24% for the years ended December 31, 2021, 2020 and 2019, respectively.

The components of the income tax expenses for the years ended December 31, 2021, 2020 and 2019 are as follows:

	The Years ended December 31,
	2021	2020	2019
Current income tax provision	$—	$—	$292,956
Deferred income tax provision	—	—	—
Total	$—	$—	$292,956

Reconciliation of the income tax expenses at the PRC statutory EIT rate of 25% for the years ended December 31, 2021, 2020 and 2019 and the Company’s effective income tax rates are as follows:

	The Years ended December 31,
	2021	2020	2019
(loss) income before income taxes	$(671,074)	$(780,600)	$1,239,491
Statutory EIT rate	25%	25%	25%
Income tax (benefits) expense computed at statutory EIT rate	(167,769)	(195,150)	309,873
Reconciling items:
International tax rate differential	—	742	(16)
Non-deductible expenses	2,942	1,896	1,219
Valuation allowance change	164,827	192,512	(18,120)

Income tax expense	$—	$—	$292,956
Effective tax rate	—%	—%	24.00%

b)  Deferred Tax

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. Significant components of deferred tax assets were as follows:

	The Years Ended December 31,
	2021	2020
Taxable loss	166,787	203,509
Deferred tax assets, gross	166,787	203,509
Less: Valuation allowance	(166,787)	(203,509)
Deferred tax assets, net	$—	$—

NOTE 8. TAXATION-CONTINUED

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Due to the Company’s history of recurrent losses, the management did not expect the Company will generate enough profit to utilize the DTA in the future. Accordingly, a full deferred tax asset valuation allowance has been provided. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Valuation allowance decreased by $36,722 in 2021 and increased by $199,323 in 2020.

c)  Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021 and 2020, and there were no uncertain tax positions as of December 31, 2021, 2020 and 2019.

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

NOTE 9. LEASE

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

Supplemental balance sheet information related to the operating lease for office was as follows:

	The Years Ended December 31,
	2021	2020
Right-of-use assets	$24,613	$119,429
Lease payment liability- current	—	103,396
Total lease payment liability	$—	$103,396

The lease payment regarding the right of use asset was prepaid at December 31, 2021; therefore, there was no corresponding lease liability outstanding at December 31, 2021.

The remaining lease term and discount rate for the operating lease for office were as follows as of December 31, 2021:

Remaining lease term (years)	0.25
Discount rate	4.75%

For the years ended December 31, 2021, the lease expense was as follows in 2021:

For the Year Ended December 31, 2021
Operating lease cost	$97,294
Short-term lease cost	—
Total	$97,294

Cash payment for operating lease under ASC 842 for the years ended December 31, 2021 and 2020 was $105,402 and $104,216, respectively.

The operating lease payment for the employee's dormitory was fully paid as of December 31, 2021 and 2020.

NOTE 10. ORDINARY SHARES

On September 28, 2018, the Company offered 1,000,000 ordinary shares at a fixed price of $0.08 per share, par value of $0.001 per share. At the completion of the offering, there were 14,333,334 shares of ordinary shares issued and outstanding. The 1,000,000 shares were issued to 30 individuals. The gross proceeds from the shares issuance of $80,000 were received in January 2019.

NOTE 11. STATUTORY RESERVE

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

For the years ended December 31, 2021 and 2020, the Company provided statutory reserve as follows:

Statutory Reserve
Balance – December 31, 2019	$154,451
Appropriation to statutory reserve	—
Balance - December 31, 2020	154,451
Appropriation to statutory reserve	—
Balance - December 31, 2021	$154,451

NOTE 12. RELATED PARTY TRANSACTIONS

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

a) The table below summarizes the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Mr. Bingshan Guo	23.3% beneficial owner of the Company
Mr. Xiangyang Guo	CEO, director and chairman of the board of the Company
Mr. Yonghong Che	9.3% beneficial owner of the Company
Mr. Haigang Yan	9.8% beneficial owner of the Company

NOTE 12. RELATED PARTY TRANSACTIONS-CONTINUED

b) During the periods presented, the details of the related party balances and transactions were as follows:

Amount due to related parties:

	As of December 31,
	2021	2020
Mr. Haigang Yan	$3,136,910	$3,065,181
Mr. Bingshan Guo	217,258	212,290
Total	$3,354,168	$3,277,471

The loan the Company obtained from Mr. Haigang Yan in 2021 was in the amount of RMB20,000,000 with free interest. The original term of this loan was from October 14, 2020 to December 31, 2021 and has been extended to December 31, 2022.

Transactions with related parties:

On October 14, 2020, Mr. Haigang Yan agreed to provide an interest-free loan in the amount of $2,899,559 (RMB20,000,000) to the Company, with a term from October 14, 2020 to December 31, 2022.

On August 21, 2019, Mr. Xiangyang Guo agreed to provide an interest-free loan in the amount of $724,800 (RMB5,000,000) to the Company, with a term from August 25, 2019 to August 24, 2020. The Company repaid the loan from Mr. Xiangyang Guo for the year ended December 31, 2020. The proceeds from the loan were mainly used in the operating activities.

	For the Years ended December 31,
	2021	2020	2019
Loan provided by related parties to the Company:
Mr. Haigang Yan	—	2,899,559	—
Mr. Xiangyang Guo	—	—	724,800
Total	$—	$2,899,559	$724,800
Loan repaid to related parties by the Company
Mr. Xiangyang Guo	—	869,868	—
Mr. Yonghong Che	—	—	50,736
Mr. Bingshan Guo	—	—	9,132
Total	$—	$869,868	$59,868

NOTE 13. CONCENTRATION AND RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and other receivables. The Company maintains certain bank accounts in the PRC, Hong Kong. As of December 31, 2021 and 2020 $3,350,477 and $2,729,517, respectively, were deposited in major financial institutions located in Mainland China, and $77,091 and $77,102, respectively, were deposited in a major financial institution located in Hong Kong Special Administration. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

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

Concentration of customers

Customer A accounts for 100% of the total revenue for the year ended December 31, 2021. Total revenue substantially comes from Customer A for the year ended December 31, 2020 with the proportion of 79%. Customer B accounts for 21% of the total revenue for the year ended December 31, 2020. 99% of total revenue comes from Customer B and no other customer accounts for more than 10% of the total revenue for the year ended December 31, 2019. In the event that the Company is not able to continue to conduct business with Customer A, and was not able to find alternative customers of equivalent of size, the Company’s future results of operations may be materially adversely affected.

Customer A accounts for 100% of the total accounts receivable as of December 31, 2021. Accounts receivable substantially comes from Customer A and Customer B as of December 31, 2020 with the proportions of 79% and 21%, respectively. No other customer accounts for more than 10% of the total accounts receivable as of December 31, 2021 and 2020.

Concentration of suppliers

The Company’s total purchase comes from one single supplier C for the year ended December 31, 2021. 83% of the total purchase comes from supplier C for the year ended December 31, 2020. Supplier D accounts for 17% of the total purchase for the year ended December 31, 2020. Supplier D accounts for 100% of the total purchase for the year ended December 31, 2019.

As of December 31, 2021 and 2020, no single supplier represents 10% or more of the Company’s total accounts payable.

NOTE 14. SUBSEQUENT EVENTS

The Company’s management has performed subsequent events procedures through the date the consolidated financial statements are issued which is April 29, 2022. Management determined that there were no subsequent events requiring adjustment or disclosure in the consolidated financial statements, unless disclosed below, if any.